As filed with the Securities and Exchange Commission on May 24, 2013.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WCI COMMUNITIES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1531 (Primary Standard Industrial Classification Code Number)	27-0472098 (I.R.S. Employer Identification Number)

24301 Walden Center Drive
Bonita Springs, Florida 34134
(239) 947-2600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Keith E. Bass
President and Chief Executive Officer
WCI Communities, Inc.
24301 Walden Center Drive
Bonita Springs, Florida 34134
Tel (239) 947-2600
Fax (239) 498-8338
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Marc D. Jaffe, Esq. Senet S. Bischoff, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 Tel (212) 906-1200 Fax (212) 751-4864	Vivien N. Hastings, Esq. Senior Vice President and General Counsel WCI Communities, Inc. 24301 Walden Center Drive Bonita Springs, Florida 34134 Tel (239) 947-2600 Fax (239) 498-8277	Frank J. Lopez, Esq. Robin M. Feiner, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036 Tel (212) 969-3000 Fax (212) 969-2900

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(1)

Common Stock, $0.01 par value per share	$150,000,000.00	$20,460.00

(1)
Estimated solely for purposes of determining the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes shares of common stock that may be purchased by the underwriters pursuant to their option to purchase additional shares of common stock.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                        , 2013

PRELIMINARY PROSPECTUS

             Shares

WCI Communities, Inc.

Common Stock
$            per share

        This is the initial public offering of our common stock. We are selling                        shares of our common stock, and the selling stockholders in this prospectus are selling                    shares of our common stock. We will not receive proceeds from the sale of shares by the selling stockholders. We currently expect the initial public offering price to be between $            and $            per share of our common stock.

        The underwriters have an option to purchase up to                        additional shares of our common stock from certain of the selling stockholders.

        We intend to list our common stock on the New York Stock Exchange under the symbol "WCIC."

        We are an "emerging growth company" as defined under the federal securities laws and are eligible for reduced reporting requirements. See "Summary—Implications of Being an Emerging Growth Company."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 20.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to WCI Communities (before expenses)	$	$
Proceeds to the Selling Stockholders	$	$

(1)
See "Underwriting" for a description of compensation payable to the underwriters in connection with this offering.

        The underwriters expect to deliver the shares of our common stock to purchasers on or about                        , 2013 through the book-entry facilities of The Depository Trust Company.

Citigroup	Credit Suisse	J.P. Morgan

Zelman Partners LLC
FBR

                        , 2013

WCI®

The Experience Is Everything®

WCI sets the standard for building exceptional communities, creating amenities that challenge and exhilarate, while upholding our unwavering commitment to the places we call home.

The Experience Is Everything

Pensacola, FL
Perdido Key, FL
Palm Coast, FL
Tampa, FL
Bradenton, FL
Venice, FL
Fort Myers, FL
Bonita Springs, FL
Parkland, FL
Naples, FL
Coral Springs, FL

        We are responsible for the information contained in this prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

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 TRADEMARKS

        We have proprietary rights to trademarks used in this prospectus which are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the "®" or "™" symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this prospectus is the property of its respective holder.

STATEMENT REGARDING INDUSTRY AND MARKET DATA

        This prospectus, in particular the sections entitled "Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Housing Market Overview" and "Business," contains industry and market data, forecasts and projections that are based on internal data and estimates, independent industry publications, government publications, reports by market research firms or other published independent sources. In particular, we have obtained substantially all of this information from a market study prepared for us in connection with this offering by John Burns Real Estate Consulting, LLC ("JBREC"), an independent research provider and consulting firm focused on the housing industry. We have paid JBREC a fee of $24,500 for that market study, plus an amount charged at an hourly rate for additional information we may require from JBREC from time to time in connection with that market study. Such information is included in this prospectus in reliance on JBREC's authority as an expert on such matters. Any forecasts prepared by JBREC are based on data (including third-party data), models and experience of various professionals, and are based on various assumptions (including the completeness and accuracy of third-party data), all of which are subject to change without notice. See "Experts."

        In addition, certain market and industry data has been taken from publicly available industry publications. Industry publications and other published sources generally state that the information they contain has been obtained from third-party sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. We have not independently verified the market and industry data obtained from these third-party sources. Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management's understanding of industry conditions, and such information has not been verified by any independent sources. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See "Special Note Concerning Forward-Looking Statements."

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SUMMARY

        This prospectus summary highlights certain information appearing elsewhere in this prospectus. As this is a summary, it does not contain all of the information that you should consider in making an investment decision. You should read the entire prospectus carefully, including the information under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes thereto included in this prospectus, before investing. This prospectus includes forward-looking statements that involve risks and uncertainties. See "Special Note Concerning Forward-Looking Statements." Unless the context otherwise requires, the terms "the Company," "we," "us" and "our" in this prospectus refer to WCI Communities, Inc. and its subsidiaries and the term "WCI" in this prospectus refers only to WCI Communities, Inc. Unless otherwise indicated, substantially all market data is derived from a market study prepared for us in connection with this offering by JBREC.

 Our Company

        We are a lifestyle community developer and luxury homebuilder of single-and multi-family homes in most of coastal Florida's highest growth and largest markets, in which we own or control approximately 8,300 home sites. We have established a reputation and strong brand recognition for developing amenity rich, lifestyle oriented master-planned communities and, including our predecessor companies, have a legacy that spans more than 60 years. Our homes and communities are primarily targeted to move-up, second home and active adult buyers. We intend to leverage our experience, operational platform and well-located land inventory, with an attractive book value, to capitalize on markets with favorable demographic and economic forecasts in order to grow our business.

        Our business is organized into three operating segments: homebuilding ("Homebuilding"), real estate services ("Real Estate Services"), and amenities ("Amenities"). Our Homebuilding segment accounted for 61.0% of our total revenues and substantially all of our total gross margin in 2012.

  •
  Homebuilding:  We design, sell and build homes across a broad range of price points and sizes, from approximately $150,000 to more than $1,000,000, and from approximately 1,200 to 4,400 square feet. Additionally, our land development expertise enhances our Homebuilding operations by enabling us to acquire and create larger, well-amenitized master-planned communities, control the timing of home site delivery and capture the opportunity to drive higher margins. During 2012, we delivered 352 homes with an average delivered price of $396,000, compared to 128 homes with an average delivered price of $326,000 in 2011.

  •
  Real Estate Services:  We operate real estate brokerage and title services that complement our Homebuilding operations by providing us with additional opportunities to capitalize on increasing home prices throughout Florida. In 2012, our real estate brokerage business was the third-largest brokerage in Florida and the 36th largest in the United States based on sales volume. Through our exclusive relationships with over 1,340 independent licensed real estate agents, we represented either the buyer or seller in over 9,100 home sale transactions during 2012.

  •
  Amenities:  Within many of our communities, we may own and/or operate resort-style club and fitness facilities, championship golf courses, country clubs and marinas. We believe these amenities offer our homebuyers a luxury lifestyle experience, enabling us to enhance the marketability, sales volume and value of the homes we deliver as compared to non-amenitized communities.

        We believe our business is distinguished by our:

  •
  significant, well-located land inventory in developed and established communities;

  •
  proven leadership team, which has extensive experience in our markets;

  •
  expertise in, and reputation for, developing luxury lifestyle communities with well-managed amenities;

  •
  higher average selling price and lower cancellation rate compared to most other public homebuilders, attributed to our focus on higher-end move-up, second home and active adult buyer base;

  •
  strong focus and market positioning in most of coastal Florida's highest growth and largest markets;

  •
  Real Estate Services segment, which provides us with additional opportunities to increase profitability as Florida home prices and new and existing home sales continue to recover;

  •
  industry-leading gross margins from homes delivered;

  •
  attractive book value of land inventory, which was reset to then-current fair market values in September 2009;

  •
  significant deferred tax assets that are currently fully reserved; and

  •
  well-capitalized balance sheet with sufficient liquidity for growth.

        As of March 31, 2013, we were actively selling in 20 different neighborhoods situated in nine master-planned communities. In 2012, we generated $241.0 million in total revenues, $50.8 million in net income and $28.6 million in Adjusted EBITDA, compared to $144.3 million in total revenues, $47.1 million in net losses and $(19.7) million in Adjusted EBITDA in 2011. For a discussion of how we calculate Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income (loss), see footnote 3 under the caption "—Summary Consolidated Financial and Other Data."

Our Industry

U.S. Housing Market

        The U.S. housing market continues to improve from the cyclical low points reached during the most recent national recession that lasted from 2008 to 2009. In 2011, early signs of a recovery began to materialize in many markets around the country as a result of an improving macroeconomic backdrop and strong housing affordability, as measured by the ratio of homeownership costs to household income. In the year ended December 31, 2012, homebuilding permits increased 29% and the median existing single-family home price increased 6.6% year-over-year. Growth in new home sales outpaced growth in existing home sales over the same period, with the annual volume of new home sales increasing 20% versus 9% for existing homes (which included significant contributions from foreclosure-related sales).

        Historically, strong housing markets have been correlated with affordability, a healthy domestic economy, positive demographic trends such as population growth and household formation, falling mortgage rates, increases in renters that qualify as homebuyers, and locally based dynamics such as strong housing demand relative to housing supply. Many markets across the United States are exhibiting most of these positive characteristics. Relative to long-term historical averages, the U.S. economy is creating more jobs than homebuilding permits issued (employment is typically a primary driver of housing demand), the inventory of resale and new unsold homes is well below average, and affordability is near its highest level in more than 30 years.

Florida Housing Market

        The Florida residential real estate market is the second-largest in the United States, as measured by 2012 total permit issuance (single- and multi-family permits), fueled by strong population and household growth, no state income tax, an attractive climate and a growing economic base. The Florida residential real estate market experienced a deeper contraction than the United States average during the recent national economic recession and housing correction. From 2006 through 2011, Florida's total residential homebuilding permits decreased by 79% versus a national decrease of 66%. Despite being one of the largest housing markets in the nation, having issued an average of 99,000 single-family homebuilding permits annually between 2001 and 2012, Florida added an average of just 33,000 single-family permits annually from 2009 through 2012. However, permit issuance picked up in 2012, with approximately 65,000 permits issued, a 53.5% increase from 2011. JBREC is forecasting single-family home permit issuance in Florida's largest metropolitan areas (representing approximately 80% of the state measured in terms of permit issuance) to increase approximately 24% annually from 2013 to 2015.

        We believe the Florida housing market recovery is primarily being driven by improving population and employment trends. In 2012, Florida's job base grew by 1.8%, representing 134,000 jobs, which was slightly above the national average growth rate of 1.7%. In 2012, the state average unemployment rate recorded the second-largest annual decline nationwide. Through the recession, the population of the state of Florida continued to grow, albeit at a lower than historical rate. Florida had the third-highest total population growth in the United States in 2011 and 2012, adding approximately 470,000 new residents. In the past three years, Florida's population experienced a modest recovery, growing on average 1.4% per year. JBREC expects this pace to increase over the next few years.

        While the Florida housing market experienced a deeper contraction than other regions in the recent recession, we believe the Florida housing market now appears to be in the early stages of a recovery. In addition, we believe statewide economic data and metrics illustrate the improving market and potential opportunity for future growth.

Our Competitive Strengths

        We believe the following strengths provide us with a competitive advantage:

Attractive and well-located land positions to support future growth

        We benefit from a significant and well-located existing land inventory in most of coastal Florida's highest growth and largest markets, in which we own or control approximately 8,300 home sites. Our current land holdings were reset to then-current fair market value upon the finalizing of our restructuring in September 2009, which was at or near the U.S. housing markets cyclical low. The majority of our land holdings are within mature, well-amenitized, developed communities that have an established demand for homes. We own or control the home sites for over 90% of our current expected home deliveries through 2014 and over 85% of our current expected home deliveries through 2015.

        Our significant land inventory allows us to be opportunistic in identifying and pursuing new land acquisitions and protects us against potential land shortages in the majority of our markets that exhibit land supply constraints. Capitalizing on our long-standing local relationships with land sellers, brokers and investors, as well as our extensive knowledge of Florida markets, we intend to selectively acquire future home sites in other locations to complement our already attractive land portfolio. We believe that our brand strength and reputation as a homebuilder and developer of land provides land brokers and sellers with confidence that they can close transactions with us on a timely basis and with minimal execution risk. In addition, our focus on larger tracts of land for developing multi-phase, master-planned communities provides us with the opportunity to utilize our land development expertise, which can add value through re-entitlements, repositioning and/or possible land sales to third parties.

Experienced and proven leadership with strong operational discipline and controls

        Our executives, senior management and field personnel possess significant operational and management expertise and experience. Our team is led by our chief executive officer, Keith E. Bass, who brings over 25 years of real estate and homebuilding experience to WCI, the last 17 years of which included senior and executive level positions for large public homebuilding and development companies where he oversaw operations in the southeastern United States, including Florida. In addition, members of our senior management team, including Russell Devendorf, our chief financial officer, and Vivien Hastings, our general counsel, have extensive experience in senior positions at public homebuilding companies.

        Our success is due in large part to the caliber of our local management teams. Their real estate industry experience and expertise includes land acquisition, financing, entitlement, development, construction, marketing and sales of single- and multi-family homes in a variety of communities across Florida and other markets. We believe our management team's prior experience, extensive relationships and respected local reputation provide us with a competitive advantage in acquiring new land, obtaining entitlements, building quality homes and completing projects within budget and on schedule.

        Our management team's vast experience has helped shape our strong financial and operational discipline. In order to maximize shareholder returns and minimize our financial and operational risk, we continuously analyze weekly and monthly financial and operating performance for each segment of our business and maintain accountability at the project level. Executive management is actively involved in sourcing, negotiating and structuring all investment and land acquisition decisions. These decisions are ultimately approved by the land committee of our board of directors or the full board of directors, depending on the size of the investment.

Expertise in delivering luxury homes in lifestyle communities targeting move-up, second home and active adult buyers

        We develop luxury, lifestyle communities with many distinguishing and sought-after attributes and amenities. Examples of such communities include:

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  The Colony Golf & Bay Club, featuring award-winning clubs, including the Bay Club, which offers panoramic views of Estero Bay and the Gulf of Mexico, as well as an 18-hole championship golf course with a 28,000 square foot clubhouse, tennis, spa and fitness facilities and a 34-acre island beach park;

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  Tiburón, which features 36 holes of Greg Norman-designed championship golf, as well as resort-style conveniences, including dining, fitness and spa facilities;

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  Pelican Preserve, which offers a 40,000 square foot town center that features banquet facilities, a restaurant, fitness center, movie theatre, spa facilities, and an arts & crafts studio, as well as 27 holes of golf, outdoor and indoor pools, an outdoor amphitheater, tennis and pickleball courts, a softball field, lawn bowling and a fishing pier; and

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  Westshore Yacht Club, a waterfront community featuring a 150-slip deep water marina, as well as casual and fine dining, a fitness center, spa and swimming facilities.

        Amenities at our communities are typically owned by us and eventually either turned over to community residents or sold. Within our communities, we offer award-winning single- and multi-family homes targeting move-up, second home and active adult buyers. We believe our strong brand reputation, well-amenitized communities and luxury product offerings allow us to offer our new homes at premium average selling prices relative to our peers.

        Given our target buyer demographics, our buyers tend to rely less on mortgage financing for their home purchases and typically provide higher deposits and down payments, compared to our competitors' buyers. In 2012, approximately 44% of our homebuyers were all-cash buyers, a contributing factor to our low cancellation rate of 6.2% of our gross orders, compared to the average cancellation rate of approximately 20% for other public homebuilders in the United States. We believe our homes and communities will continue to be sought after as the U.S. population continues to age and seek second home and retirement lifestyle communities, particularly now that they are increasingly able to sell their primary or current homes, given the improving national housing market. Between 2010 and 2020, the percentage of U.S. households including members that are 55 years old and over is expected to grow approximately 15% and we believe we are well-positioned to capitalize on this trend.

Well-positioned and focused in attractive, high-growth coastal Florida homebuilding markets

        We believe that our geographic footprint throughout the state of Florida enables us to capture the benefits of increasing demand for new homes and rising home prices as the Florida housing recovery continues. Additionally, it has been our experience that homes in our communities are sought after by buyers for a variety of reasons, one of which is the communities' proximity to the Florida coast. We believe these markets and our existing communities present attractive, long-term growth opportunities for our Homebuilding operations.

        The Florida residential real estate market is the second-largest in the United States, as measured by 2012 total permit issuance (single- and multi-family permits). It is forecasted to benefit from several key housing demand drivers that compare favorably against other high growth housing markets, including strong population growth, employment growth, migration patterns, growth in permits, housing affordability and desirable lifestyle and climate characteristics. Additionally, the coastal Florida markets, in which our land inventory is concentrated, have started to experience significant improvement in home prices while still remaining historically affordable. We believe our markets possess many positive attributes critical for a healthy housing market and are expected to exhibit solid growth.

Real Estate Services segment provides an opportunity to participate in the recovery of Florida resale home prices

        We operate a full-service real estate brokerage business in many of the largest metropolitan areas in Florida. In 2012, our real estate brokerage business was the third-largest real estate brokerage in Florida and the 36th largest in the United States based on sales volume. As of March 31, 2013, we had 39 brokerage offices and exclusive relationships with approximately 1,340 independent licensed real estate agents. Our real estate brokerage business allows us to take advantage of the recovery in Florida resale home prices, supplementing our ability to profit on new home sales through our Homebuilding segment. Additionally, our real estate brokerage business is a source of valuable information on market trends, which our Homebuilding segment benefits from on a real-time basis.

        In a majority of real estate transactions, it is customary for a buyer to purchase title insurance to protect the buyer and/or the mortgage lender against loss or damage in the event that title is not transferred properly and to insure free and clear ownership of the property to the buyer. Our title and settlement services business, which we operate as Florida Title & Guarantee, assists with the closing of a real estate transaction by providing full-service title and settlement (i.e., closing and escrow) services to individuals, real estate companies, including our company-owned real estate brokerage and relocation services businesses, and outside mortgage lenders. Our title business also allows us to better manage our new home deliveries by providing a level of visibility and control over the home closing process in cases where homebuyers choose to use our title services. During 2012, approximately 82% of our new homebuyers also utilized our title and settlement services.

Industry-leading gross margins from homes delivered

        In 2012, our gross margin from 352 homes delivered as a percentage of revenues from homes delivered was 31.5%, compared to 20.0% from 128 homes delivered in 2011. This improvement in gross margin from homes delivered from 2011 to 2012 was primarily due to reopening of existing communities within our portfolio, which provided for an increase in the number of homes delivered with higher average selling prices and margins and allowed us to more efficiently leverage our overhead. Our high gross margins from homes delivered are attributable to a combination of our higher average selling prices due to the quality of both our homes and our community amenity offerings and the low book value of our land, which was reset to then-current fair market value upon the finalizing of our restructuring in September 2009.

Substantial tax attributes to offset future earnings

        We have significant deferred tax assets that could be used, subject to the limitations described below, to offset future earnings and reduce the amount of income taxes we are required to pay. As of March 31, 2013, we estimate our net deferred tax assets were $204.0 million, against which we have currently recorded a full valuation allowance. Our ability to take advantage of our significant deferred tax assets is subject to limitations under Section 382 ("Section 382") of the Internal Revenue Code of 1986, as amended (the "Code"), including in connection with prior stock ownership changes and prospective stock ownership changes as a result of this offering. In addition, changes in the markets in which we do business and our profitability may limit our ability to take advantage of our deferred tax assets.

Balance sheet with sufficient liquidity for growth

        We believe we are well-positioned with a strong balance sheet and sufficient liquidity with which to service our debt obligations, support our ongoing operations and take advantage of growth opportunities as the expected recovery in the Florida housing market continues. As of March 31, 2013, on an as adjusted basis for this offering and the use of proceeds therefrom (assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us), we would have had $122.8 million of total debt outstanding, net of a discount of $2.2 million, all of which was from our $125.0 million aggregate principal amount of senior secured term notes issued on June 8, 2012 (the "2017 Senior Secured Term Notes"), and a net debt-to-net book capitalization of        % (or total debt-to-total book capitalization of        %). Additionally, as of March 31, 2013, on an as adjusted basis for this offering and the use of proceeds therefrom (assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us), we would have had $             million of unrestricted cash.

Business Strategy

        We believe we are well-positioned for growth in an improving Florida housing market through the disciplined execution of the following elements of our strategy:

Utilize our land inventory with an attractive book value to open new communities and neighborhoods

        Our land inventory provides us with the opportunity to substantially increase our neighborhood count irrespective of additional land acquisitions in the near-term. We intend to opportunistically open neighborhoods from within our existing land holdings, as they contain significant capacity for additional development. Since our land inventory was reset to then-current fair market value upon the finalizing of our restructuring in September 2009, it is carried on our balance sheet at relatively low book values. Consequently, our margins should benefit from the ultimate development and future sale of homes on this land. We also believe that owning land inventory in well-amenitized, master-planned communities, as we primarily do, provides us a competitive advantage since such land inventory is typically more resilient to market softness and holds its value to a greater extent than other kinds of land inventory.

Maximize profitability through the combination of our land acquisition and development expertise

        We evaluate land opportunities using a comprehensive business model focused on, among other things, demographic, macroeconomic and micro-market trends in order to determine the appropriate positioning in the market and probability of success. We believe we continue to obtain the "first look" at many quality land opportunities in our existing and target markets due to our local relationships with land sellers, brokers and investors. We also believe our land development expertise enhances our Homebuilding operations by enabling us to acquire and create larger, well-amenitized master-planned communities, control the timing of home site delivery and capture the opportunity to drive higher margins. Additionally, we have the experience and internal expertise to entitle, reposition and/or rezone potential land acquisitions that we believe will help us achieve attractive returns in the future.

Create luxury master-planned communities that contribute to an outstanding homeowner experience

        We are a luxury homebuilder with a focus on creating an outstanding buyer experience and providing a high-quality product. Our core operating philosophy is to provide our homebuyers a positive, memorable experience from the time they walk into our sales office until well after we have delivered their home. We actively engage buyers in every aspect of the building process, from tailoring our product to their lifestyle needs, with attractive design selections to providing them updates on the entire construction process up to the point of delivering their home. Additionally, we believe we attract buyers to purchase homes in our master-planned communities because of their prime locations and amenity offerings we create. As a result, our selling process focuses on the quality of our amenities and the lifestyle they provide, in addition to the excellent design and construction of our homes. Collectively, we believe our processes and products lead to a more satisfied homeowner and increases the number of potential buyers referred to our communities by existing homeowners.

Increase market position in growth markets

        We believe there are significant opportunities to profitably expand in both our existing and new markets based on demographic and economic data, our own operating results and information gathered from our Real Estate Services segment. Our primary growth strategy is to focus on opportunities to grow market position within our existing coastal markets to leverage existing infrastructure. We evaluate land opportunities using a comprehensive business model focused on, among other things, demographic, macroeconomic and micro-market trends in order to determine the appropriate positioning in the market and probability of success. We may, on an opportunistic basis, explore expansion into other markets within Florida and the southeastern United States. We will pursue acquisitions and market expansions to the extent that our target buyers have a significant presence in those markets and we believe such expansion could ultimately be accretive to earnings.

Offer a variety of new home products

        In order to meet the varying needs and desires of our target homebuyers, we maintain the expertise to deliver a variety of new home product lines, which gives us an opportunity to increase our market share. Throughout our history, we have successfully delivered homes across a broad spectrum of product offerings, ranging from homes targeting move-up buyers in smaller communities to luxury homes in well-amenitized communities. Our expertise allows for a diversified product strategy that enables us to better serve a wide range of buyers, adapt quickly to changing market conditions and optimize performance and returns while strategically reducing portfolio risk. In conjunction with our land acquisition process, we determine the profile of buyers to target and design neighborhoods and homes with the specific needs of those buyers in mind. Our Homebuilding operation has the flexibility to efficiently deliver an extensive range of single- and multi-family homes to target both buyers that may be looking for value oriented product, as well as those desiring the most luxurious of homes.

Focus on scalable cost structure to enhance returns

        We believe that our Homebuilding platform and our senior management's hands-on approach and focus on controlling costs favorably position us to generate attractive returns for our investors. We competitively bid each phase of the development and construction process and preserve strong relationships with our trade partners by closely managing production schedules and paying in a timely manner. Our Homebuilding operations strive to maximize floor plan re-use among communities, maintain cycle time control, and implement home construction cost initiatives.

        We continually evaluate all aspects of our overhead across each operating segment. We have also made and continue to make significant investments in systems and infrastructure to continue to support and operate our business efficiently. As a result, our operation is scalable and the near-term future growth is not expected to require considerable additional overhead, leading to the efficient execution of our expansion strategy.

Grow our Real Estate Services segment in order to take advantage of rising Florida resale home prices

        Our real estate brokerage business positions us to benefit from the housing recovery in Florida resale home prices. As distressed home sales as a percentage of total sales continues to drop, and new home sales as a percentage of total sales continues to increase, we expect the average selling price of homes across Florida to appreciate, driving margin growth in our real estate brokerage business. As our real estate brokerage business is highly scalable, we believe there are opportunities to further improve our profitability by growing our geographic footprint organically or through acquisitions. This business also helps provide valuable, real-time insight into market trends, buyer preferences and demand for different products and locations, which we will continue to use to evaluate land opportunities, community and amenity plans and home designs in our Homebuilding operations. This insight is gained by, among other things, utilizing focus groups comprised of our knowledgeable and local real estate agents as well as analyzing data derived from our information systems.

Maintain a disciplined capital structure

        We intend to employ both debt and the net proceeds from this offering, coupled with redeployment of cash flows from continuing operations, as part of our ongoing financing strategy to fund future growth and operations. Consistent with this strategy, we intend to employ prudent levels of debt and equity to finance the acquisition and development of new home sites and construction of our homes. As of March 31, 2013, we had $122.8 million of total debt outstanding, net of a discount of $2.2 million, all of which was from our 2017 Senior Secured Term Notes. As a means of sustaining our long-term financial health and limiting our exposure to unforeseen dislocations in the debt and financing markets, we currently expect to remain conservatively leveraged by targeting a net debt-to-net book capitalization of 40%. We believe our unique combination of a long-owned land supply coupled with a modest leverage position will enable us to continue to generate solid cash flow and the flexibility to grow while protecting us against future cyclical downturns.

        Following this offering, in accordance with our growth strategy, we intend to opportunistically raise approximately $             million of debt capital, subject to market and other conditions. We would expect to use the proceeds from any such financing primarily for the repayment of our 2017 Senior Secured Term Notes, the acquisition and development of land, home construction and general corporate purposes. Additionally, we will also look to finance our working capital needs by entering into a revolving credit facility following this offering.

Recent and Pending Land Acquisitions

        In April 2013, we closed on the acquisition of a master-planned community consisting of approximately 1,525 remaining home sites in six neighborhoods, including approximately 400 home sites that are ready to build, for an aggregate purchase price of $47.2 million. As of April 30, 2013, we had one purchase contract outstanding to acquire land planned for approximately 360 home sites in two neighborhoods, situated in one master-planned community, for an aggregate purchase price of approximately $18 million, net of deposits.

        There can be no assurance that we will acquire any of these home sites on the terms or timing anticipated, or at all, or that we will proceed to sell and build homes on any of the land we own, control or acquire. See "Risk Factors—Risks Related to Our Business—We may not be successful in our effort to identify, complete or integrate acquisitions, which could adversely affect our results of operations and future growth."

 Risks Related to Our Business

        Investing in our common stock involves substantial risk. You should carefully consider all of the information in this prospectus prior to investing in our common stock. There are several risks related to our business that are described under "Risk Factors" elsewhere in this prospectus. Among these important risks are the following:

  •
  a slowing or reversal of the present housing market recovery;

  •
  downturns or cyclical economic conditions affecting the homebuilding industry, including changes in short- and long-term interest rates and employment levels and job and personal income growth;

  •
  our geographic concentration in Florida;

  •
  shortages and price fluctuations in labor, raw materials and building supply and other problems in the construction of our communities;

  •
  the unavailability of land or significant fluctuations in the market value of land;

  •
  our ability to obtain permits, development approvals and entitlements in order to develop our communities successfully and in a timely manner;

  •
  our ability to comply with extensive federal, state and local governmental regulation, including applicable zoning, permitting, environmental, tax and other laws and regulations;

  •
  substantial increases in mortgage interest rates or the unavailability of mortgage financing;

  •
  limitations on the utilization of our deferred tax assets, including our net operating loss carryforwards, due to changes in the markets in which we do business, our profitability, ownership changes or other reasons;

  •
  an increase in warranty, liability and other claims that arise in the ordinary course of business and unforeseen product liability claims;

  •
  our ability to service our indebtedness, obtain sufficient financing on terms acceptable to us and to operate or expand our business as planned; and

  •
  because of their significant stock ownership, the substantial influence that our principal stockholders have over our business, and that their interests may differ from our interests or those of our other stockholders.

Our Restructuring

        On August 4, 2008, our predecessor company and certain of its subsidiaries filed voluntary petitions for Chapter 11 bankruptcy protection in the U.S. Bankruptcy Court for the District of Delaware in Wilmington (the "Bankruptcy Court"). The bankruptcy filings were the result of a highly leveraged balance sheet, the global recession and a severe housing downturn. We emerged from bankruptcy on September 3, 2009 with a $300.0 million senior secured term loan and a $150.0 million senior secured subordinated term loan. In addition, all of our assets and liabilities, including our land portfolio, were reset to then-current fair market value.

        Given our emergence from bankruptcy in 2009 and the challenges within the homebuilding and real estate industries at that time, a significant part of our business strategy in 2010 and 2011 was focused on selling assets that we deemed non-core to our continuing operations and reducing our general and administrative expenses to maximize our cash position and pay down our outstanding debt. Pursuant to this business strategy, in 2010 and 2011, we sold substantially all of our assets outside of the state of Florida, a majority of our speculative inventory of homes and certain other real estate inventory and amenities assets that we deemed non-core to our continuing operations. Despite the difficult environment, we maximized proceeds from such sales, in 2010 and 2011, and we were able to pay down $331.2 million in aggregate principal amount of our indebtedness prior to its stated maturity. Such debt included all of the remaining debt outstanding under our senior secured term loan.

        In 2012, we used the net proceeds from the issuance of $50.0 million in common stock issued to certain of our existing stockholders or their affiliates in a rights offering and $125.0 million of our 2017 Senior Secured Term Notes issued to certain of our existing stockholders or their affiliates to repay the remaining $162.4 million outstanding under our senior secured subordinated term loan. As of March 31, 2013, we had $122.8 million of total debt outstanding, net of a discount of $2.2 million, all of which was from our 2017 Senior Secured Term Notes. For additional information regarding our restructuring, see "Management's Discussion and Analysis of Financial Condition and Results of Operation—Our Restructuring."

Corporate Information

        WCI Communities, Inc. was incorporated in Delaware in 2009 and our predecessor was founded in 1998. Our principal executive offices are located at 24301 Walden Center Drive, Bonita Springs, Florida 34134. Our main telephone number is (239) 947-2600. Our internet website is www.wcicommunities.com. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.

Implications of Being an Emerging Growth Company

        We qualify as an "emerging growth company" as defined in the Jumpstart our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

  •
  a requirement to have only two years of audited financial statements and only two years of related selected financial data and management's discussion and analysis of financial condition and results of operations disclosure;

  •
  an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act");

  •
  an exemption from new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation;

  •
  reduced disclosure about the emerging growth company's executive compensation arrangements; and

  •
  no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

        The JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

        We have elected to adopt the reduced disclosure requirements available to emerging growth companies, including only providing two years of audited financial statements and only two years of related selected financial data and management's discussion and analysis of financial condition and results of operations disclosure. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of our elections, which may result in a less active trading market for our common stock and more volatility in our stock price.

        We may take advantage of these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some but not all of these reduced disclosure requirements.

The Offering

Issuer	WCI Communities, Inc.
Common stock offered by us	shares
Common stock offered by the selling stockholders	shares
Common stock to be outstanding after this offering	shares
Option to purchase additional shares	The underwriters have a 30-day option to purchase up to additional shares of our common stock from certain of the selling stockholders.
Use of proceeds

We expect to receive net proceeds from this offering of approximately $             million, assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of shares of our common stock in this offering by the selling stockholders, including the proceeds received if the underwriters exercise their option to purchase additional shares.

We intend to use $             million of the net proceeds from this offering primarily for the acquisition and development of land, including the land described under "Business—Recent and Pending Land Acquisitions," and the remainder of the net proceeds for general corporate purposes, including home construction. See "Use of Proceeds."

Dividend policy

We currently intend to retain any future earnings to finance the development and expansion of our business and, therefore, do not intend to pay cash dividends on our common stock for the foreseeable future. Our ability to pay cash dividends on our common stock is limited by our 2017 Senior Secured Term Notes. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant. See "Dividend Policy."

New York Stock Exchange listing	We intend to list our common stock on the New York Stock Exchange under the symbol "WCIC."
Risk factors

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 20 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

        The number of shares of our common stock outstanding after this offering is based on the number of shares of our common stock outstanding as of December 31, 2012 and excludes:

  •
  73,631 shares of our common stock reserved and available for issuance under the WCI Communities, Inc. Long-Term Equity Incentive Plan (the "2010 Equity Plan") and            shares of common stock that will be reserved for issuance under the WCI Communities, Inc. 2013 Equity Incentive Award Plan (the "2013 Equity Plan"); and

  •
  5,000 shares of restricted stock outstanding under our 2010 Equity Plan that have not yet vested.

        Unless otherwise indicated, all information in this prospectus assumes:

  •
  the exchange of all of our Series A preferred stock for           shares of our common stock;

  •
  the repurchase of all of our Series B preferred stock for $700,000;

  •
  the reclassification of all our Series A, C, D and E common stock into a single class of common stock;

  •
  a        for        stock split of our common stock to be effected immediately prior to consummation of this offering;

  •
  the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the consummation of this offering; and

  •
  no exercise by the underwriters of their option to purchase additional shares of our common stock.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

        The following tables set forth our summary consolidated financial and other data as of and for the periods indicated. The summary consolidated financial and other data as of and for the years ended December 31, 2012 and 2011 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

        The summary consolidated financial and other data as of and for the three months ended March 31, 2013 and 2012 have been derived from our unaudited consolidated financial statements and the notes thereto included elsewhere in this prospectus. We believe our unaudited consolidated financial statements included elsewhere in this prospectus have been prepared on the same basis as our audited consolidated financial statements and reflect all adjustments, consisting of only normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for such periods. The summary consolidated financial and other data as of and for the three months ended March 31, 2013 and 2012 are not necessarily indicative of the results expected as of and for the year ended December 31, 2013 or for any future period.

        We have elected to adopt the reduced disclosure requirements available to emerging growth companies, including only two years of audited financial statements and only two years of related selected financial data and management's discussion and analysis of financial condition and results of operations disclosure.

        The following table does not give effect to the        for        stock split to be effected immediately prior to the consummation of this offering. The following data should be read in conjunction with the information under "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)	(unaudited)
	($ in thousands, except per share amounts)
Statement of Operations:
Revenues:
Homebuilding	$30,491	$9,621	$146,926	$57,101
Real estate services	16,429	16,868	73,070	68,185
Amenities	6,814	6,595	21,012	18,986

Total revenues	53,734	33,084	241,008	144,272

Cost of sales:
Homebuilding	20,656	8,157	100,786	51,013
Real estate services	16,032	16,477	71,675	68,209
Amenities	6,434	6,325	24,254	22,510
Asset impairments	—	—	—	11,422

Total cost of sales	43,122	30,959	196,715	153,154

Gross margin	10,612	2,125	44,293	(8,882)

Other (income)	(209)	(805)	(7,493)	(2,294)
Selling, general and administrative expenses	9,164	6,370	32,129	30,911
Interest expense	885	2,860	6,978	16,954
Expenses related to early repayment of debt	—	—	16,984	—

	9,840	8,425	48,598	45,571

Income (loss) from continuing operations before income taxes	772	(6,300)	(4,305)	(54,453)
Income tax benefit from continuing operations	85	—	52,233	6,140

Income (loss) from continuing operations	857	(6,300)	47,928	(48,313)
Income (loss) from discontinued operations, net of tax(1)	—	(87)	118	1,477
Gain on sale of discontinued operations, net of tax(1)	—	—	2,588	511

Net income (loss)	857	(6,387)	50,634	(46,325)
Net (loss) income from continuing operations attributable to noncontrolling interests	271	273	(189)	68

Net income from discontinued operations attributable to noncontrolling interests	—	—	—	732
Net income (loss) attributable to WCI Communities, Inc.	$586	$(6,660)	$50,823	$(47,125)

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)	(unaudited)
	($ in thousands, except per share amounts)
Basic earnings (loss) per share of WCI Communities, Inc.:
Continuing operations	$0.33	$(6.81)	$34.32	$(50.45)
Discontinued operations	—	(0.09)	1.93	1.31

Earnings (loss) per share	$0.33	$(6.90)	$36.25	$(49.14)

Diluted earnings (loss) per share of WCI Communities, Inc.:
Continuing operations	$0.33	$(6.81)	$34.15	$(50.45)
Discontinued operations	—	(0.09)	1.92	1.31

Earnings (loss) per share	$0.33	$(6.90)	$36.07	$(49.14)

Weighted average number of shares of common stock outstanding:
Basic	1,752,000	965,000	1,402,000	959,000
Diluted	1,754,000	965,000	1,409,000	959,000
Net income (loss) attributable to WCI Communities, Inc.:
Income (loss) from continuing operations	$586	$(6,573)	$48,117	$(48,381)
Income from discontinued operations	—	(87)	2,706	1,256

Net income (loss)	$586	$(6,660)	$50,823	$(47,125)
Other Financial Data
Adjusted gross margin from homes delivered(2)	10,258	1,304	$46,264	$9,313
Adjusted gross margin from homes delivered as a percentage of revenues from homes delivered(2)	33.9%	22.0%	33.2%	22.4%
Adjusted EBITDA(3)	$2,342	$(3,148)	$28,610	$(19,706)
Adjusted EBITDA margin(3)	4.4%	(9.5)%	11.9%	(13.7)%
Interest incurred(4)	$3,430	$4,745	$16,227	$18,215

	As of March 31, 2013
	Actual	As Adjusted(5)
	(unaudited)	(unaudited)
	($ in thousands)
Balance Sheet Data
Cash and cash equivalents, excluding restricted cash	$85,017	$
Real estate inventories	198,113
Total assets	352,746
Total debt(6)	122,831
Total liabilities	183,264
Total shareholders' equity (including noncontrolling interests)	169,482

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)	(unaudited)
	($ in thousands)
Homebuilding Operation Data:
Homebuilding revenues:	$30,491	$9,621	$146,926	$57,101
Homes delivered	30,276	5,919	139,551	41,671
Land and home sites	215	3,702	7,375	15,430
Homebuilding gross margin	9,835	1,464	46,140	6,088
Homebuilding gross margin percentage	32.3%	15.2%	31.4%	10.7%
Homes delivered (units)	79	19	352	128
Average selling price per home delivered	$383	$312	$396	$326
New orders for homes (units)(7)	140	114	453	245
Contract values of new orders(7)	$58,152	$40,626	$184,381	$95,837
Average selling price per new order(7)	415	356	407	391
Cancellation rate(8)	4.8%	5.0%	6.2%	2.8%
Backlog (units)(9)	316	249	255	154
Backlog contract values(9)	$144,249	$106,204	$114,063	$69,102
Average selling price in backlog(9)	456	427	447	449
Active selling neighborhoods at period-end	20	20	20	17

(1)
Discontinued operations include owned and operated amenities that were sold during 2012 and 2011.

(2)
Adjusted gross margin from homes delivered is a financial measure used by management in evaluating operating performance in our Homebuilding segment and in making strategic decisions regarding sales price, construction and development pace, product mix and other operating decisions and is not a measure used in U.S. generally accepted accounting principles ("GAAP"). We believe this information is meaningful as it excludes the impact of asset impairments to gross margin from homes delivered, if applicable, and capitalized interest in cost of sales to gross margin from homes delivered. For a full description of Adjusted gross margin from homes delivered, the reasons management believes Adjusted gross margin from homes delivered is useful to investors and the limitations associated with Adjusted gross margin from homes delivered, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Non-GAAP Measures—Adjusted Gross Margin from Homes Delivered."

  The following table reconciles Adjusted gross margin from homes delivered to the most directly comparable GAAP financial measure, Homebuilding gross margin, for the periods presented:

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)	(unaudited)
	($ in thousands)
Homebuilding gross margin	$9,835	$1,464	$46,140	$6,088
Less: gross margin (loss) from land and home sites	70	228	2,177	(2,237)

Gross margin from homes delivered	9,765	1,236	43,963	8,325
Add:
Capitalized interest in cost of sales	493	68	2,301	988

Adjusted gross margin from homes delivered	$10,258	$1,304	$46,264	$9,313

Gross margin from homes delivered as a percentage of revenues from homes delivered	32.3%	20.9%	31.5%	20.0%
Adjusted gross margin from homes delivered as a percentage of revenues from homes delivered	33.9%	22.0%	33.2%	22.4%
(3)
EBITDA and Adjusted EBITDA are non-GAAP financial measures used by management in evaluating operating performance and in making strategic decisions regarding sales price, construction and development pace, product mix and other operating decisions. For a full description of EBITDA and Adjusted EBITDA, the reasons management believes these EBITDA-based measures are useful to investors and the limitations associated with these EBITDA-based measures, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Non-GAAP Measures—EBITDA and Adjusted EBITDA."

The following table reconciles EBITDA and Adjusted EBITDA to the most directly comparable GAAP financial measure, net income (loss), for the periods presented:

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)	(unaudited)
	($ in thousands)
Net income (loss)	$586	$(6,660)	$50,823	$(47,125)
Interest expense	885	2,860	6,978	16,954
Capitalized interest in cost of sales(a)	493	68	2,304	988
Income tax (benefit)(b)	(85)	—	(50,479)	(4,881)
Depreciation	463	584	2,000	2,936

EBITDA	2,342	(3,148)	11,626	(31,128)
Asset impairments(c)	—	—	—	11,422
Expenses related to early repayment of debt(d)	—	—	16,984	—

Adjusted EBITDA	$2,342	$(3,148)	$28,610	$(19,706)

(a)
Represents capitalized interest expensed in cost of sales on home deliveries and land and lot sales.

(b)
Income tax benefit for the year ended December 31, 2012 was primarily due to the reversal of tax liability resulting from the completion of an Internal Revenue Service (the "IRS") audit for the 2003 through 2008 tax years.

(c)
Represents impairment charges recorded in cost of sales in connection with the write-down to fair value of certain of our inventory or long-lived assets related to land sales and amenities.

(d)
Represents the write-off of $17.0 million of unamortized deferred financing costs in the year ended December 31, 2012 related to the repayment and retirement of our senior subordinated secured term loan in June 2012.
(4)
Interest incurred is interest accrued on debt, whether or not paid in cash and whether or not capitalized. Interest incurred also includes amortization of debt issuance costs and discounts.

(5)
Gives effect to (i) the exchange of all of our Series A preferred stock for           shares of our common stock and the repurchase of all of our Series B preferred stock for $700,000, (ii) the reclassification of all our Series A, C, D and E common stock into a single class of common stock, (iii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering, which will provide that our authorized capital stock consists of            shares of common stock, $0.01 par value per share, and            shares of preferred stock, $0.01 par value per share, (iv) this offering and the use of proceeds therefrom as described in "Use of Proceeds," assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us and (v) no exercise of the underwriters' option to purchase additional shares of our common stock. Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would result in approximately a $            million increase (decrease) in the "As Adjusted" amounts of each of cash and cash equivalents, total shareholders' equity (including noncontrolling interests) and total assets, assuming the total number of shares offered by us remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

(6)
Debt excludes accounts payable and other liabilities, unrecognized tax benefit, and customer deposits.

(7)
New orders represents orders for homes including the amount (in units) and contract values, net of any cancellations, occurring during the reporting period.

(8)
Represents the number of orders canceled during such period divided by the number of gross orders executed during such period.

(9)
Backlog includes only orders for homes that have a binding sales agreement signed by both the homebuyers and us where the home has yet to be delivered to the homebuyer.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully read and consider the following risks before deciding to invest in our common stock. If any of the following risks actually occurs, our business, results of operations, financial condition and cash flow could be materially impaired. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment. When determining whether to buy our common stock in this offering, you should also carefully read the other information in this prospectus, including our consolidated financial statements and the related notes thereto.

Risks Related to Our Business

The recent improvement in housing market conditions following a prolonged and severe housing downturn may not continue, and any slowing or reversal of the present housing recovery may materially and adversely affect our business and results of operations.

        In 2012, several housing markets stabilized and began recovering after years of weak demand and excess supply during the housing downturn. In these markets, there were generally more sales of new and resale homes, higher selling prices and fewer homes available for sale, in each case as compared to the prior year. There were also more overall housing starts and construction permits authorized in the United States, reflecting increased construction activity. These trends have been driven in large part by record-low interest rates for mortgage loans that, in combination with relatively low home selling prices, have made homeownership more affordable compared to historical levels and to rental housing costs, which have been rising over the past few years.

        With the emerging housing recovery, we and other homebuilders for the most part reported higher orders and deliveries and better financial results in 2012 than in 2011. While some of the many negative factors that contributed to the housing downturn may have moderated in 2012, several remain, and they could return and/or intensify to inhibit any future improvement in housing market conditions. These negative factors include (a) weak general economic and employment growth that, among other things, restrains consumer incomes, consumer confidence and demand for homes; (b) elevated levels of mortgage loan delinquencies, defaults and foreclosures that could add to a "shadow inventory" of lender-owned homes that may be sold in competition with new and other resale homes at low "distressed" prices or that generate short sales activity at such price levels; (c) a significant number of homeowners whose outstanding principal balance on their mortgage loan exceeds the market value of their home, which undermines their ability to purchase another home that they otherwise might desire and be able to afford; (d) volatility and uncertainty in U.S. financial, credit and consumer lending markets amid slow growth or recessionary conditions; and (e) tight lending standards and practices for mortgage loans that limit consumers' ability to qualify for mortgage financing to purchase a home, including increased minimum credit score requirements, credit risk/mortgage loan insurance premiums and/or other fees and required down payment amounts, more conservative appraisals, higher loan-to-value ratios and extensive buyer income and asset documentation requirements. Additional headwinds may come from the efforts and proposals of lawmakers to reduce the debt of the federal government and/or solve state budget shortfalls through tax increases and/or spending cuts, and financial markets' and businesses' reactions to those efforts and proposals, which could impair economic growth. Given these factors, we can provide no assurance that the present housing recovery will continue or gain further momentum, whether overall in the United States or in Florida.

        The present housing recovery is relative to an extremely low level of consumer demand for homes, home sales and new residential construction activity, reflecting the severity of the housing downturn. Even with the upturn in 2012, our and the homebuilding industry's sales, deliveries, revenues and profitability remain well below, and may not return to, the peak levels reached shortly before the housing downturn began. If the present housing recovery stalls or does not continue at the same pace, or any or all of the negative factors described above persist or worsen, particularly if there is limited economic growth or a decline, low growth or decreases in employment and consumer incomes, and/or continued stringent mortgage lending standards and practices, there would likely be a corresponding adverse effect on our business and our consolidated financial statements, including, but not limited to, the number of homes we deliver, our average selling prices, the amount of revenues we generate and our ability to operate profitably, and the effect may be material.

Our business is cyclical and significantly affected by changes in general and local economic conditions.

        Demand for new homes is cyclical and highly sensitive to economic conditions over which we have no control, including changes in:

  •
  short- and long-term interest rates;

  •
  inflation;

  •
  employment levels and job and personal income growth;

  •
  housing demand from population growth, household formation and other demographic changes, among other factors;

  •
  availability and pricing of mortgage financing for homebuyers;

  •
  consumer confidence generally and the confidence of potential homebuyers in particular;

  •
  U.S. and global financial system and credit market stability;

  •
  private party and government mortgage loan programs (including changes in Federal National Mortgage Association ("Fannie Mae"), Federal Home Loan Mortgage Corporation ("Freddie Mac"), and Federal Housing Administration (the "FHA") conforming mortgage loan limits, credit risk/mortgage loan insurance premiums and/or other fees, down payment requirements and underwriting standards), and federal and state regulation, oversight and legal action regarding lending, appraisal, foreclosure and short sale practices;

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  federal and state personal income tax rates and provisions, including provisions for the deduction of mortgage loan interest payments, real estate taxes and other expenses;

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  supply of and prices for available new or resale homes (including lender-owned homes) and other housing alternatives, such as apartments, single-family rentals and other rental housing;

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  the rate at which "shadow inventory" enters into the housing market;

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  homebuyer interest in our current or new product designs and new home community locations, and general consumer interest in purchasing a home compared to choosing other housing alternatives; and

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  real estate taxes.

        Adverse changes in these conditions may affect our business generally or may be more prevalent or concentrated in particular regions or localities in which we operate. Economic conditions in some of our markets continue to be characterized by varying levels of uncertainty. Any deterioration in economic conditions or continuation of uncertain economic conditions would have a material adverse effect on our business.

        Adverse changes in economic conditions can also cause demand and prices for our homes to diminish or cause us to take longer to build our homes and make it more costly for us to do so. We may not be able to recover these increased costs by raising prices because of weak market conditions and because the price of each home we sell is usually set several months before the home is delivered, as many buyers sign their home purchase contracts before construction begins. The potential difficulties described above could impact our buyers' ability to obtain suitable financing and cause some homebuyers to cancel or refuse to honor their home purchase contracts altogether. In addition, because we primarily target buyers for homes in luxury lifestyle communities, we may be more susceptible to adverse changes in general and local economic conditions.

In the past, we have incurred losses and may have difficulty maintaining profitability in the future.

        Since emerging from bankruptcy in September 2009, we had net losses in two of the last three fiscal years. Even if we maintain profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis going forward. If our revenue grows more slowly than we anticipate, or if our operating expenses exceed our expectations and cannot be adjusted accordingly, our business will be harmed. As a result, the price of our common stock may decline, and you may lose a portion of your investment. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more complete description of our historical losses.

Our geographic concentration in Florida could adversely affect us if the homebuilding industry in Florida should decline.

        In 2012, substantially all of our revenues were generated from our Florida operations. During the downturn from 2006 to 2010, the value of land, the demand for new homes and home selling prices declined substantially in Florida, which materially and adversely impacted our business, financial condition and results of operations. Although the Florida housing market continues to recover, we cannot predict the extent of its further recovery or timing. There can be no assurance that our business, financial condition and results of operations will not be further adversely affected if the conditions in Florida do not continue to improve or any improvement takes place over an extended period of time. Because our operations are concentrated in Florida, a prolonged economic downturn in one or more Florida markets could have a material adverse effect on our business, financial condition and results of operations, and a disproportionately greater impact on us than other homebuilders with more geographically diversified operations. Slower rates of population growth or population declines in our Florida markets, could affect the demand for housing, causing home prices in these markets to fall, and adversely affect our business, financial condition and results of operations. Additionally, if buyer demand for new homes in Florida weakens, home selling prices may decline, which will adversely impact our profitability.

Our quarterly operating results may fluctuate because of the seasonal nature of our business and other factors.

        We have historically experienced, and in the future expect to continue to experience, variability in our results on a quarterly basis, primarily due to our Homebuilding segment. Because many of our Florida buyers prefer to close on their home purchases before the winter, the fourth quarter of each year often produces a disproportionately large portion of our total year's revenues, profits and cash flows. Typically, we expect to generate a higher proportion of our annual total Homebuilding revenues in the fourth quarter. Our revenue therefore may fluctuate significantly on a quarterly basis and we must maintain sufficient liquidity to meet short-term operating requirements. Additionally, delays, severe weather, natural disasters or significant negative economic events that occur in the fall or early winter may have a disproportionate effect on revenues, profits and cash flows for the year. We believe that quarter to quarter comparisons of our results should not be relied upon as an indicator of future performance. As a result of such fluctuations, the price of our common stock may experience volatility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Seasonality" and "Business—Seasonality."

We may not be able to maintain our gross margins in our Homebuilding segment in the future.

        Our high gross margins in our Homebuilding segment in 2012 are partially attributable to the low book value of our land, which was reset to then-current fair market values in September 2009. While we currently have significant land inventory at an attractive book value when compared to the current fair market value of that land, the fair market value of our land may decrease in the future and, our future land purchases may not have an attractive book value when compared to the price at which we eventually sell it. The opportunity to purchase substantially finished home sites in desired locations is becoming increasingly more limited and competitive. As a result, we are spending more on land development, as we are purchasing more undeveloped land and partially finished home sites. Moreover, weak general economic conditions, including low employment and population growth, future competition and other factors may impact our ability to realize sales prices in excess of the book value of our land inventory or to continue to increase our home selling prices and increase sales in new communities and neighborhoods. These factors could impact our ability to maintain our current level of gross margins in our Homebuilding segment in the future.

The homebuilding industry and housing market are very competitive, and competitive conditions could adversely affect our business or our financial results.

        The homebuilding industry is highly competitive. Homebuilders compete not only for homebuyers, but also for desirable land assets, financing, building materials, and skilled management talent and trade labor. We compete in each of our markets with other local, regional and national homebuilders. Other homebuilders also have long-standing relationships with local labor, materials suppliers or land sellers in certain areas, which may provide an advantage in their respective regions or local markets. In addition, a number of our primary competitors are relatively larger companies, have longer operating histories, have higher business volumes, have relationships with more suppliers and subcontractors and may have more resources or a lower cost of capital than us. We may be at a competitive disadvantage with regard to certain competitors whose operations are more geographically diversified than ours, as these competitors may be better able to withstand any future downturn in the Florida housing market. While we do not provide any mortgage brokerage services, several of our competitors do provide such services, which may provide them with a competitive advantage. We also compete with other housing alternatives, such as existing home sales (including lender-owned homes acquired through foreclosure or short sales) and rental housing. The competitive conditions in the homebuilding industry can result in:

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  difficulty in our acquiring raw materials, skilled management and trade labor at acceptable prices;

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  our selling homes at lower prices

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  our offering or increasing sales incentives, discounts or price concessions for our homes;

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  our delivering fewer homes;

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  our incurring higher construction and land costs;

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  our selling fewer homes or experiencing higher home purchase contract cancellations by buyers;

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  impairments in the value of our inventory and other assets;

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  difficulty in acquiring desirable land assets that meet our investment return criteria, and in selling our interests in land assets that no longer meet such criteria on favorable terms;

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  delays in the construction of our homes; and/or

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  difficulty in securing external financing, performance bonds or letters of credit facilities on favorable terms.

        These competitive conditions may adversely affect our business, financial condition and results of operations by decreasing our revenues, impairing our ability to successfully execute our land acquisition and land asset management strategies, increasing our costs and/or diminishing growth in our Homebuilding segment.

Labor and raw materials and building supply shortages and price fluctuations and other problems in the construction of our communities could delay or increase the cost of home construction and adversely affect our operating results.

        The homebuilding industry has, from time to time, experienced labor and raw material shortages and has been adversely affected by volatility in global commodity prices. In particular, shortages and fluctuations in the price of labor, concrete, drywall, lumber or other important raw materials could result in delays in the start or completion of, or increase the cost of, developing one or more of our communities. These labor and material shortages can be more severe during periods of strong demand for housing or during periods where the regions in which we operate experience natural disasters that have a significant impact on existing residential and commercial structures. The cost of labor and raw materials may also be adversely affected during periods of shortage or high inflation. We have also observed that the cost of labor and raw materials has been increasing as a result of an improving housing market in Florida. If the sale price of homes does not keep pace with these increased costs, our gross margins could be negatively affected. During the recent economic downturn, a large number of qualified tradespeople went out of business or otherwise exited the market, which may limit capacity for new construction until the labor base grows. In addition, the cost of petroleum products, which are used to deliver our materials, fluctuates and may be subject to increased volatility as a result of geopolitical events or accidents, which could affect the price of our important raw materials. Shortages and price increases could cause delays in and increase our costs of home construction, which in turn could have a material adverse effect on our business, financial condition and results of operations.

        We must also contend with other risks associated with construction activities, including the inability to obtain insurance or obtaining insurance at significantly increased rates, cost overruns, labor disputes, unforeseen environmental or engineering problems, work stoppages and natural disasters, any of which could delay construction and result in a substantial increase in costs which would reduce our profitability. Claims may be asserted against us for construction defects, architectural and/or design defects, personal injury or property damage, product liability and warranty claims, and these claims may give rise to liability. Where we hire contractors, if there are unforeseen events like the bankruptcy of, or an uninsured or under-insured loss claimed against, our contractors, we may become responsible for the losses or other obligations of the contractors, which may materially and adversely affect our business, financial condition and results of operations. Should losses in excess of insured limits occur, the losses could adversely affect our business, financial condition and results of operations. In addition, our results of operations could be negatively impacted in the event that a contractor for our residential construction experiences significant cost overruns or delays and is not able to absorb such impacts or if buyers make claims for rescission arising out of substantial delays in completion of a building and their units.

Because our business depends on the acquisition of new land, a shortage of available land could limit our ability to develop new communities, increase land costs and reduce our revenues and/or negatively affect our results of operations.

        Our long-term success and growth strategy depend in part upon the continued availability of suitable land at acceptable prices. The availability of land for purchase at favorable prices depends on a number of factors outside of our control. We may compete for available land with entities that possess significantly greater financial, marketing and other resources. In addition, we may be unable to obtain financing to purchase new land on satisfactory terms or at all. Competition generally may reduce the amount of land available and the willingness to sell at reasonable prices, increasing the cost of such land. Restrictive governmental regulations, including, but not limited to, zoning regulations and environmental requirements, may also affect the availability and market value of land. If a sufficient amount of suitable land opportunities does not become available, it could limit our ability to develop new communities, increase land costs and negatively impact our business, financial condition and results of operations.

If the market value of our land inventory decreases, our results of operations could be adversely affected by impairments and write-downs.

        The risk of owning developed and undeveloped land can be substantial for us. Our current growth strategy will require us to invest a significant portion of our capital in new land acquisitions over the next several years. The successful execution of this strategy will significantly increase the amount of land we hold. The market value of the undeveloped land, buildable home sites and housing inventories we hold can fluctuate significantly as a result of changing economic and market conditions. There is an inherent risk that the value of the land owned by us may decline after purchase. The valuation of property is inherently subjective and based on the individual characteristics of each property. In certain circumstances, a grant of entitlements or development agreement with respect to a particular parcel of land may include restrictions on the transfer of such entitlements to a buyer of such land, which may increase our exposure to decreases in the price of such entitled land by restricting our ability to sell it for its full entitled value. We may have acquired options on or bought and developed land at a cost we will not be able to recover fully or on which we cannot build and sell homes profitably. In addition, our deposits for home sites controlled under option or similar contracts may be put at risk. Factors such as changes in regulatory requirements and applicable laws (including in relation to building regulations, taxation and planning), political conditions, the condition of financial markets, both local and national economic conditions, the financial condition of buyers, potentially adverse tax consequences, and interest and inflation rate fluctuations subject valuations to uncertainty. Moreover, all valuations are made on the basis of assumptions that may not prove to reflect economic or demographic reality. If housing demand decreases below what we anticipated when we acquired our inventory or land development costs increase beyond our anticipated construction costs, our profitability may be adversely affected and we may not be able to recover our costs when we sell and build houses.

        Prior to 2012, we experienced several years of negative economic and market conditions, which have resulted in the impairment of a number of our land positions. Generally, we record asset impairment losses when we determine that our estimates of the future undiscounted cash flows from an operation will not be sufficient to recover the carrying value of that asset. In 2011, we recorded asset impairments of $11.4 million and did not record any asset impairments in 2012. We regularly review the value of our land holdings and continue to review our holdings on a periodic basis. If economic or market conditions do not continue to improve, we may have to impair additional land holdings and projects, write off option deposits (if applicable), sell homes or land at a loss, and/or hold land or homes in inventory longer than planned. In addition, inventory carrying costs can be significant, particularly if inventory must be held for longer than planned, which can trigger asset impairments in a poorly performing project or market. If, as planned, we significantly increase the amount of land we hold over the next several years, we will also materially increase our exposure to the risks associated with owning land, which means that if economic and market conditions deteriorate, this deterioration would have a significantly greater adverse impact on our business, financial condition and results of operations.

If we are not able to develop our communities successfully and in a timely manner, our revenues, financial condition and results of operations may be adversely impacted.

        Before a community generates any revenues, material expenditures are required to acquire land, to obtain or renew permits, development approvals and entitlements and to construct significant portions of project infrastructure, amenities, model homes and sales facilities. There may be a lag between the time we acquire land or options for land for development or developed home sites and the time we can bring the communities to market and sell homes. We can also experience significant delays in obtaining permits, development approvals and entitlements. In addition, we may also have to renew existing permits and there can be no assurance that these permits may be renewed. Lag time varies on a project-by-project basis depending on the complexity of the project, its stage of development when acquired, and the regulatory and community issues involved. Litigation challenging project approvals could also add additional time to the development approval process. As a result of this lag, we face the risk that demand for housing may decline during this period and we will not be able to dispose of developed properties on undeveloped land or home sites acquired for development at expected prices or within anticipated time frames or at all. The market value of home inventories, undeveloped land, options for land and developed home sites can fluctuate significantly because of changing market conditions. In addition, inventory carrying costs (including interest on funds used to acquire land or build homes) can be significant and can adversely affect our performance. Furthermore, after a delay, we may face increased development costs due to prices that exceed our anticipations as a result of inflation or other causes.

        It generally takes several years for a community development to achieve cumulative positive cash flow. Our inability to develop and market our communities successfully and to generate positive cash flows from these operations in a timely manner would have a material adverse effect on our financial condition and results of operations. In addition, if we experience delays which result in a decline in market values of our home inventories, undeveloped land, any options for land and developed home sites, we may be forced to sell homes or other property at a loss or for prices that generate lower profit margins than we anticipate. We may also be required to make material write-downs of the book value of our real estate assets in accordance with GAAP if values decline.

Our business and results of operations are dependent on the availability and skill of subcontractors.

        All of our residential construction work is done by third-party subcontractors with us acting as the general contractor. Accordingly, the timing and quality of our construction depend on the availability and skill of our subcontractors. While we anticipate being able to obtain sufficient materials and reliable subcontractors during times of material shortages and believe that our relationships with subcontractors are good, we do not have long-term contractual commitments with any subcontractors, and there can be no assurance that skilled subcontractors will continue to be available at reasonable rates and in the areas in which we conduct our operations. The inability to contract with skilled subcontractors at reasonable costs on a timely basis could have a material adverse effect on our business, financial condition and results of operations.

        Moreover, despite our quality control efforts, we may discover that our subcontractors were engaging in improper construction practices or installing defective materials in our homes. When we discover these issues, we, generally through our subcontractors, repair the homes in accordance with our new home warranty and as required by law. We typically reserve approximately 0.5% of the selling price of each home we sell to provide the customer service to our homebuyers, which is subject to change based on our warranty experience. These reserves are established based on market practices, our historical experiences, and our judgment of the qualitative risks associated with the types of homes built. However, the cost of satisfying our warranty and other legal obligations in these instances may be significantly higher than our warranty reserves, and we may be unable to recover the cost of repair from such subcontractors. Regardless of the steps we take, we can in some instances be subject to fines or other penalties, and our reputation may be injured.

        In addition, although subcontractors are independent of the homebuilders that contract with them under normal management practices and the terms of trade contracts and subcontracts within the homebuilding industry, if regulatory agencies reclassify the employees of subcontractors as employees of homebuilders, homebuilders using subcontractors could be responsible for wage, hour and other employment-related liabilities of their subcontractors. In the event that a regulatory agency reclassified the employees of our contractors as our own employees, we could be responsible for wage, hour and other employment-related liabilities of our subcontractors.

We are subject to extensive governmental regulation, which may substantially increase our costs of doing business and negatively impact our financial condition and results of operations. Failure to comply with laws and regulations by our employees or representatives may harm us.

        Our Homebuilding operations, including land development activities, are subject to extensive federal, state and local statutes, ordinances, rules and regulations, including environmental, zoning and land use, building, employment and worker health and safety regulation. These regulations affect all aspects of the homebuilding process and can substantially delay or increase the costs of homebuilding activities, even on land for which we already have approvals. In addition, larger land parcels are generally undeveloped and may not have all of the governmental approvals necessary to develop and construct homes. If we are unable to obtain these approvals or obtain approvals that restrict our ability to use the land in ways we do not anticipate, the value of the parcel will be negatively impacted. During the development process, we must obtain a number of approvals from various governmental authorities that regulate matters such as:

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  permitted land uses, levels of density and architectural designs;

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  the building of roadways and creation of traffic control mechanisms and the installation of infrastructure for utility services, such as water, sewage and waste disposal, drainage and storm water control, electricity and natural gas;

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  the dedication of acreage for open space, parks, schools and other community services; and

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  the preservation of habitat for endangered species and wetlands, storm water control and other environmental matters.

        These government entities often have broad discretion in exercising their approval authority. The approval process can be lengthy and cause significant delays or result in a temporary or permanent halt to the development process. The approval process may involve public input and public hearings and may also be opposed by neighboring landowners, consumer or environmental groups, among others, and that in turn can also cause significant delays or permanently halt the development process. Litigation challenging government approvals could also cause significant delays or halt the development process. Delays or a temporary or permanent halt in the development process can cause substantial increases to development costs, delays in constructing and selling homes, or cause us to abandon the project and to sell the affected land at a potential loss, which in turn could harm our results of operations.

        In addition, new housing developments are often subject to various assessments for schools, parks, streets, highways and other public improvements. The costs of these assessments can be substantial and can cause increases in the effective prices of our homes, which in turn could reduce our sales and/or profitability.

        Our projects may also contain water features such as lakes or marinas for boating or other recreational activities. These water features may be subject to governmental regulations that could result in high maintenance costs. Additionally, there is the potential for liability related to recreational use by residents and guests.

        As climate change concerns grow, legislation and regulatory activity of this nature is expected to continue and become more onerous. Similarly, energy related initiatives will impact a wide variety of companies throughout the world and because our operations are heavily dependent on significant amounts of raw materials, such as lumber, steel, and concrete, these initiatives could have an indirect adverse effect on our business, financial condition and results of operations to the extent the suppliers of our materials are burdened with expensive or onerous energy or environmental-related regulations. Additionally, energy efficiency requirements imposed by government regulations on new housing development could add to building costs, which in turn could reduce profitability.

        Our title insurance operations are subject to applicable insurance and other laws and regulations. Failure to comply with these requirements can lead to administrative enforcement actions, the loss of required licenses and other required approvals, claims for monetary damages or demands for loan repurchase from investors, and rescission or voiding of the loan by the homebuyer.

        Moreover, Florida has enacted legislation to regulate homeowner associations, which affects the master and condominium associations we manage or control in our communities. Furthermore, we are also subject to state legislation and IRS rulings pertaining to community development districts ("CDDs"). A CDD is a local, special purpose government framework authorized by Florida's Uniform Community Development District Act of 1980, as amended, and provides a mechanism to manage and finance the infrastructure required to develop new communities. CDDs are legal entities with the ability to enter into contracts, own property, sue and be sued, and impose and levy taxes and/or assessments. CDDs are subject to audit and rulings from the IRS with respect to the tax-exempt status of their bonds.

        It is possible that individuals acting on our behalf (including our contractors and their subcontractors) could intentionally or unintentionally violate some of the foregoing federal, state and local laws and regulations. Although we endeavor to take immediate action if we become aware of such violations, we may incur fines or penalties as a result of these actions and our reputation with governmental agencies and our buyers may be damaged. Further, other acts of bad judgment may also result in negative financial consequences.

Compliance with applicable environmental laws may substantially increase our costs of doing business, which could negatively impact our financial condition and results of operations.

        We are subject to various federal, state and local environmental laws and regulations relating to the operation of our properties, which are administered by numerous federal, state and local governmental agencies. Our growth and development opportunities may be limited and more costly as a result of legislative, regulatory or municipal requirements. Compliance with these laws and regulations may also restrict or delay our homebuilding activity. The inability to grow our business or pay these costs could reduce our profits. In addition, our operating costs may also be affected by our compliance with, or our being subject to, environmental laws, ordinances and regulations relating to hazardous or toxic substances of, under, or in such property. These costs could be significant and could result in decreased profits or the inability to develop our land as originally intended.

        Despite our past ability to obtain necessary permits and approvals for our communities, we anticipate that increasingly stringent requirements will be imposed on developers and homebuilders in the future. Although we cannot predict the effect of these requirements, they could result in time-consuming and expensive compliance programs and in substantial expenditures, which could cause delays and increase our cost of operations. We may also become subject to challenges by third parties, such as environmental groups or neighborhood associations, under environmental laws and regulations to the permits and other approvals for our projects and operations. In those cases where an endangered or threatened species is involved and a related agency rule-making and litigation are ongoing, the outcome of such rule-making and litigation can be unpredictable and can result in unplanned or unforeseeable restrictions on or the prohibition of development and building activity in identified environmentally sensitive areas. In addition, the continued effectiveness of permits already granted or approvals already obtained is dependent upon many factors, some of which are beyond our control, such as changes in policies, rules, and regulations and their interpretation and application. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials such as lumber.

        From time to time, the U.S. Environmental Protection Agency (the "EPA") and similar federal or state agencies conduct inspections of our properties for compliance with these environmental laws and a failure to strictly comply may result in an assessment of fines and penalties and an obligation to undertake corrective actions. Any such enforcement actions may increase our costs.

        Under various environmental laws, current or former owners or operators of real estate, whether leased or owned, as well as certain other categories of parties, may be required to investigate and clean up hazardous or toxic substances or petroleum product releases, and may be held liable to a governmental entity or to third parties for related damages, including for bodily injury, and for investigation and clean-up costs incurred by such parties in connection with the contamination, regardless of whether such contamination or environmental conditions were created by us or a prior owner or tenant, or by a third party or neighboring property. The costs of any required removal, investigation or remediation of such substances or the costs of defending against environmental claims may be substantial. The presence of such substances, or the failure to remediate such substances properly, may also adversely affect our ability to sell the land or to borrow using the land as security. Although environmental site assessments conducted at our properties have not revealed any environmental liability that we believe would have a material adverse effect on our business, financial condition or results of operations, and we are not aware of any material environmental liability or concerns, there can be no assurance that the environmental assessments that we have undertaken have revealed all potential environmental liabilities, or that an environmental condition does not otherwise exist as to any one or more of our properties that could have a material adverse effect on our business, financial condition or results of operations.

Government entities in regions where we operate have adopted or may adopt slow or no growth initiatives, which could adversely affect our ability to build or timely build in these areas.

        Local governments in some of the areas where we operate have approved, and others where we operate or may operate in the future may also approve, various "slow growth" or "no growth" homebuilding initiatives and other ballot measures that could negatively impact the availability of land and building opportunities within those jurisdictions. Approval of "slow growth," "no growth" or similar initiatives (including the effect of these initiatives on existing entitlements and zoning) could adversely affect our ability to build or timely build and sell homes in the affected markets and/or create additional administrative and regulatory requirements and costs, which, in turn, could have an adverse effect on our business, financial condition and results of operations.

Substantial increases in mortgage interest rates or the unavailability of mortgage financing could lead to fewer home sales, which would reduce our revenues.

        Our Homebuilding and Real Estate Services businesses depend on the ability of some homebuyers to obtain financing for the purchase of their homes. Since 2009, the mortgage lending industry in the United States has experienced significant instability, beginning with increased defaults on subprime loans and other nonconforming loans and compounded by expectations of increasing interest payments requirements and further defaults. This in turn resulted in a decline in the market value of many mortgage loans and related securities. Lenders, regulators and others questioned the adequacy of lending standards and other credit requirements for several loan products and programs offered in recent years. Credit requirements have tightened, and investor demand for mortgage loans and mortgage-backed securities has declined. The deterioration in credit quality during the downturn had caused almost all lenders to stop offering subprime mortgages and most other loan products that do not conform to Fannie Mae, Freddie Mac and FHA standards. Fewer loan products, tighter loan qualifications and a reduced willingness of lenders to make loans may continue to make it more difficult for certain buyers to finance the purchase of our homes. In general, these developments have delayed any general improvement in the housing market. If our potential homebuyers, the buyers of our homebuyers' existing homes or other customers of our Real Estate Services businesses cannot obtain suitable financing, our business, financial condition and results of operations could be adversely affected.

        In addition, as a result of the turbulence in the credit markets and mortgage finance industry, the federal government has taken on a significant role in supporting mortgage lending through its conservatorship of Fannie Mae and Freddie Mac, both of which purchase home mortgages and mortgage-backed securities originated by mortgage lenders, and its insurance of mortgages originated by lenders through the FHA. The liquidity provided by Fannie Mae and Freddie Mac to the mortgage industry has been very important to the housing market. Several federal government officials have proposed changing the nature of the relationship between Fannie Mae and Freddie Mac and the federal government and even nationalizing or eliminating these entities entirely. If Fannie Mae and Freddie Mac were dissolved or if the federal government determined to stop providing liquidity support to the mortgage market, there would be a reduction in the availability of the financing provided by these institutions. Any such reduction would likely have an adverse effect on interest rates, mortgage availability and the sales of new homes. It is also possible that these entities, as reformed, or the successors to these entities may require changes to the way title insurance is priced or delivered, changes to standard policy terms or other changes, which may make the title insurance business less profitable and adversely affect our title insurance operations.

        Moreover, the FHA insures mortgage loans that generally have lower loan payment requirements and qualification standards compared to conventional guidelines, and as a result, can be a source for financing the sale of our homes. In recent years, lenders have taken a more conservative view of FHA guidelines causing significant tightening of borrower eligibility for approval. Availability of condominium financing and minimum credit score benchmarks has reduced opportunity for those buyers. In the near future, further restrictions are expected on FHA-insured loans, including limitations on seller-paid closing costs and concessions. This or any other restriction may negatively affect the availability or affordability of FHA financing, which could adversely affect the volume of homes sold to those buyers seeking FHA financing.

        Furthermore, the passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") in July 2010 implemented new requirements relating to residential mortgages and mortgage lending practices. These include, among others, minimum underwriting standards, limitations on certain fees and incentive arrangements, retention of credit risk and remedies for borrowers in foreclosure proceedings. The effect of such provisions may reduce the availability of loans to borrowers and/or increase the costs to borrowers to obtain such loans. Any such reduction could adversely affect our home sales, financial condition and results of operations.

Our net operating loss carryforwards could be substantially limited as a result of this offering or if we otherwise experience an "ownership change" as defined in Section 382, or if we do not generate enough taxable income in the future.

        As of March 31, 2013, we had $114.4 of net operating loss ("NOL") carryforwards for tax purposes. Under U.S. federal income tax law, we generally can use our NOL carryforwards (and certain related tax credits) to offset ordinary taxable income, thereby reducing our U.S. federal income tax liability, for up to 20 years from the year in which the losses are generated, after which time they will expire. State NOL carryforwards (and certain related tax credits) generally may be used to offset future state taxable income for a period of time ranging from 5 to 20 years from the year in which the losses are generated, depending on the state, after which time they will expire. Moreover, the rate at which we can utilize our NOL carryforwards is also limited (which could result in NOL carryforwards expiring prior to their use) each time we experience an "ownership change," as determined under Section 382. A Section 382 ownership change generally occurs if a stockholder or a group of stockholders who are deemed to own at least 5% of our common stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three year period. If an ownership change occurs, Section 382 generally would impose an annual limit on the amount of post-ownership change taxable income that may be offset with pre-ownership change NOL carryforwards equal to the product of the total value of our outstanding equity immediately prior to the ownership change (reduced by certain items specified in Section 382) and the U.S. federal long-term tax-exempt interest rate in effect at the time of the ownership change. A number of special and complex rules apply in calculating this Section 382 limitation. While the complexity of Section 382 makes it difficult to determine whether and when an ownership change has occurred, we believe that we have previously experienced ownership changes affecting our current NOL carryforwards and that an additional ownership change will occur upon the consummation of this offering. In addition, our ability to use our NOL carryforwards may be limited if we fail to generate enough taxable income in the future before they expire, which may be a result of changes in the markets in which we do business, our profitability and general economic conditions. Existing and future Section 382 limitations and our inability to generate enough taxable income in the future could result in a substantial portion of our NOL carryforwards expiring before they are used and, therefore, could reduce the value of our deferred tax assets. Furthermore, our expectations for our use of our deferred tax assets are based on numerous assumptions and we can give no assurance that these assumptions will be accurate.

We may not be successful in our effort to identify, complete or integrate acquisitions, which could adversely affect our results of operations and future growth.

        A principal component of our business strategy is to continue to grow profitably in a controlled manner, including, where appropriate, through land and other acquisitions. Any future acquisitions would be accompanied by risks such as:

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  our inability to obtain development and other approvals from various governmental authorities necessary to close acquisitions;

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  the overvaluation of our targeted acquisitions;

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  diversion of our management's attention from ongoing business concerns;

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  our potential inability to maximize our financial and strategic position through the successful incorporation or disposition of operations;

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  difficulties in assimilating the operations and personnel of acquired companies or businesses; and

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  difficulties involved in acquisitions that are outside of our existing markets.

        Moreover, acquisitions may require us to incur or assume additional indebtedness, resulting in increased leverage. Any significant acquisition may result in a weakening of our financial position and an increase in our cost of borrowings. Acquisitions may also require us to issue additional equity, resulting in dilution to existing stockholders.

        We cannot guarantee that we will be successful in implementing our acquisition strategy, and growth may not continue at historical levels, or at all. The failure to identify or complete acquisitions, or successfully execute our plans for the acquisition, could adversely affect our future growth. Specifically, any delays or difficulties encountered prior to or after the closing of such acquisitions could increase costs and otherwise affect our business, financial condition and results of operations.

        In addition, while we typically enter into purchase or option contracts for the acquisition of land, there can be no assurance that even after execution of these contracts we will be able to consummate these acquisitions on the terms included therein or at all, including, but not limited to, because of our inability to obtain governmental approvals and entitlements, matters uncovered in due diligence, including environmental and title matters, and other regulatory and community issues. Moreover, in some cases where we do not go forward with an acquisition, we may lose our deposits and/or be able unable to recover our due diligence, development and other transaction costs and expenses. When we enter into non-binding letters of intent for land acquisitions, for example, it is also possible that we may choose not to or may be unable to, for reasons beyond our control, enter into binding agreements. Additionally, in any land acquisition, we may underestimate land development costs, which could reduce our profitability.

        Even if we overcome these challenges and risks, we may not realize the anticipated benefits of these acquisitions and there may be other unanticipated or unidentified effects. While we would typically seek protection through warranties and indemnities, as applicable, significant liabilities may not be identified in due diligence or come to light after the expiration of any warranty or indemnity periods. Additionally, while we would seek to limit our ongoing exposure, for example, through liability caps and period limits on warranties and indemnities in the case of disposals, some warranties and indemnities may give rise to unexpected and significant liabilities. Any claims arising in the future may adversely affect our business, financial condition and results of operations and could lead to a decline in the price of our common stock.

We participate in certain joint ventures where we may be adversely impacted by the failure of the joint venture or the other partners in the joint venture to fulfill their obligations.

        We selectively enter into business relationships through partnerships and joint ventures with unrelated third parties. These partnerships and joint ventures have historically been utilized to acquire, develop, market and operate timeshare, golf course and other amenity projects. Our joint venture operations face all of the inherent risks associated with real estate and construction, such as obtaining permits, complying with applicable federal, state and local laws and regulations, and obtaining financing, that are described elsewhere in this "Risk Factors" section. We face the additional risk that our partners may not meet their financial obligations or could have or develop business interests, policies or objectives that are inconsistent with ours. Therefore, we depend heavily on the other partners in each joint venture to both cooperate and make mutually acceptable decisions regarding the conduct of the business and affairs of the joint venture and ensure that they, and the joint venture, fulfill their respective obligations to us and to third parties. If the other partners in our joint ventures do not provide such cooperation or fulfill these obligations due to their financial condition, strategic business interests (which may be contrary to ours), or otherwise, we may be required to spend additional resources and suffer losses, each of which could be significant. Moreover, our ability to recoup such expenditures and losses by exercising remedies against such partners may be limited due to potential legal defenses they may have, their respective financial condition and other circumstances. Furthermore, the termination of a joint venture may also give rise to lawsuits and legal costs.

        Although our joint ventures do not have outstanding debt, the partners may agree to incur debt to fund partnership and joint venture operations in the future. If our joint ventures incur indebtedness in the future, the lenders may require us and the other partners to provide guarantees and indemnities to the lenders with respect to the joint venture's debt, which may be triggered under certain conditions when the joint venture fails to fulfill its obligations under its loan agreements.

Tax law and interest rate changes could make home ownership more expensive or less attractive.

        Tax law changes could make home ownership more expensive or less attractive. Significant expenses of owning a home, including mortgage interest expense and real estate taxes, generally are deductible expenses for an individual's federal and, in some cases, state income taxes subject to various limitations under current tax law. Various proposals have been publicly discussed to limit mortgage interest deductions and the exclusion of gain from the sale of a principal residence. If the federal government or a state government changes its income tax laws, including as some lawmakers have proposed, to eliminate or substantially modify these income tax deductions without offsetting provisions, then the after-tax cost of owning a new home would increase substantially for many of our potential buyers. This could adversely impact demand for and/or selling prices of new homes.

        Increases in property tax rates by local governmental authorities, as experienced in response to reduced federal and state funding, could adversely affect the ability of potential buyers to obtain financing or their desire to purchase new homes. Fees imposed on developers to fund schools, open spaces, road improvements, and/or provide low and moderate income housing, could increase our costs and have an adverse effect on our operations.

        In addition, availability of mortgage financing and increases in interest rates as a result of changes to U.S. monetary policies could significantly increase the costs of owning a home by making it more costly or extremely difficult to obtain financing, which in turn would adversely impact demand for and selling prices of homes. Any increases in interest rates could adversely affect our business, financial condition and results of operations. As a result, the price of our common stock and the value of your investment may decline.

Our sales, revenues, financial condition and results of operations may be adversely affected by natural disasters.

        The Florida climate presents risks of natural disasters. To the extent that hurricanes, severe storms, floods, wildfires, soil subsidence and other weather-related and geological events, including sinkholes, or other natural disasters or similar events occur, our business may be adversely affected by requiring us to delay or halt construction, experience shortages in labor and raw materials, or to perform potentially costly repairs to our projects under construction and to unsold homes. There is also the possibility of environmental disasters occurring, such as oil spills in the Gulf of Mexico, which could result in costly repairs to our properties in affected areas and negatively impact the demand for new homes in those areas and otherwise adversely affect our business operations in the affected areas. There is also growing concern from the scientific community that an increase in average temperatures globally due to emissions of greenhouse gases and other human activities will cause significant changes in global weather patterns and, as a result, increase the frequency and severity of natural disasters. In the future, certain losses may not be insurable and a sizable uninsurable loss could materially affect our business. In addition, due to the concentrated nature of our operations, natural disasters affecting more than one of our Florida markets could result in a relatively greater impact on our results of operations than they might have on other companies that have a more diversified portfolio of operations. See "—Our geographic concentration in Florida could adversely affect us if the homebuilding industry in Florida should decline."

We may suffer uninsured losses or suffer material losses in excess of insurance limits.

        We could suffer physical damage to property and liabilities resulting in losses that may not be fully compensated by insurance. In addition, certain types of risks, such as personal injury claims, may be, or may become in the future, either uninsurable or not economically insurable, or may not be currently or in the future covered by our insurance policies. Should an uninsured loss or a loss in excess of insured limits occur, we could sustain financial loss or lose capital invested in the affected property as well as anticipated future income from that property. In addition, we have a number of properties in Florida that are susceptible to hurricanes and tropical storms. While we generally carry windstorm and flood coverage with respect to these properties, the policies contain per occurrence deductibles and aggregate loss limits and sub-limits that limit the amount of proceeds that we may be able to recover. In addition, we could be liable to repair damage or meet liabilities caused by uninsured or excluded risks. We may be liable for any debt or other financial obligations related to affected property. Material losses or liabilities in excess of insurance proceeds may occur in the future.

We act as a title agent and are subject to audits and contractual obligations due to our title insurance operations.

        We act as a title agent for underwriters through our subsidiary, Watermark Realty, Inc., doing business as Florida Title & Guarantee. The title insurance industry is closely regulated by the Florida Department of Financial Services, Office of Insurance Regulation. These regulations impose licensing and other compliance requirements upon our title insurance business and require that we offer title insurance products in accordance with a promulgated rate schedule.

        As a result of our position as a title agent, we are subject to regular and routine audits by title insurance underwriters for which we issue title policies. These audits review our compliance and risk management pertaining to escrow procedures, as well as our regulatory and underwriting procedures.

        In addition, we are subject to compliance with the procedures imposed by our agency contracts with the underwriters. Title agencies are subject to liability in the event of any breach thereof arising from deviations from the agency contract requirements, including indemnifying the underwriter for claims.

Our real estate brokerage business is generally subject to intense competition.

        We compete with other national real estate organizations, regional independent real estate organizations, discount brokerages, and smaller niche companies competing in local areas. Real estate brokers compete for sales and marketing business primarily on the basis of services offered, reputation, utilization of technology, personal contacts and brokerage commission.

        In addition, the real estate brokerage industry has minimal barriers to entry for new participants, including participants pursuing non-traditional methods of marketing real estate, such as Internet-based brokerage or brokers who discount their commissions. Discount brokers have had varying degrees of success and, while they were negatively impacted by the prolonged downturn in the residential housing market, they may adjust their model and increase their market presence in the future. Listing aggregators and other web-based real estate service providers may also begin to compete for our company-owned brokerage business by establishing relationships with independent real estate agents and/or buyers and sellers of homes.

        We also compete for the services of qualified licensed independent real estate agents. Some of the firms competing for real estate agents use a different model of compensating agents, in which agents are compensated for the revenue generated by other agents that they recruit to those firms. This business model may be appealing to certain agents and hinder our ability to attract and retain those agents. The ability of our brokerage offices to retain independent real estate agents is generally subject to numerous factors, including the sales commissions they receive and their perception of brand value. Competition for real estate agents could reduce the commission amounts we retain after giving effect to the split with independent real estate agents, and possibly increase the amounts that we spend on marketing.

Independent real estate agents that work for our real estate brokerage business could take actions that could harm our business.

        The real estate agents that work for our real estate brokerage business are independent contractors, and, as such, are not our employees, and we do not exercise control over their day-to-day operations. If these independent real estate agents were to provide diminished quality of service to buyers, our image and reputation may suffer materially and adversely affect our results of operations.

        Additionally, independent real estate agents may engage or be accused of engaging in unlawful or tortious acts such as, for example, violating the anti-discrimination requirements of the Fair Housing Act. Such acts or the accusation of such acts could harm our image, reputation and goodwill.

Our real estate brokerage business must comply with the requirements governing the licensing and conduct of real estate brokerage and brokerage-related businesses in the jurisdictions in which we do business.

        We are subject to various laws and regulations containing general standards for and limitations on the conduct of real estate brokers and sales associates, including those relating to licensing of brokers and sales associates, administration of escrow funds, collection of commissions, advertising and consumer disclosures. Under Florida state law, real estate brokers have certain duties to supervise and are responsible for the conduct of their brokerage business. Although real estate sales agents historically have been classified as independent contractors, rules and interpretations of state and federal employment laws and regulations could change, including those governing employee classification and wage and hour regulations, and these changes may impact industry practices and our real estate brokerage operations. Florida state law requires real estate brokers to supervise the activities of their sales associates.

Our development, construction and sale of condominiums are subject to state regulation and claims from the homeowners association at each project.

        A portion of our business is dedicated to the formation and sale of condominiums and subdivisions. Condominiums in the state of Florida are regulated by the State of Florida Department of Business and Professional Regulation (the "Department"). In connection with our development of condominiums and offering of condominium units for sale, we must submit regulatory filings to the Department, which will respond to and comment on our applications, and we are subject to Florida's Condominium Act. Although we retain control of the condominium associations at a number of our projects, we are required to transfer control of the condominium association's board of directors once we trigger one of several statutory thresholds, with the most likely triggers being tied to the sale of not less than a majority of units to third party owners. Although we maintain reserves for turnover purposes, transfer of control can result in claims with respect to deficiencies in operating funds and reserves, construction defects and other condominium-related matters by the condominium association and/or the third party condominium unit owners. Any material claims in these areas in excess of our reserves could negatively affect our reputation in condominium development and ultimately have a material adverse effect on our operations as a whole.

        Subdivisions are not regulated by the state of Florida, but there are statutory provisions governing subdivisions and homeowners associations which require adherence. As with condominium associations, although we retain control of the homeowners associations at a number of our projects, we are required to transfer control of the homeowners association's board of directors once we trigger one of several statutory thresholds, with the most likely triggers being tied to the sale of not less than a majority of subdivided home sites to third party owners. Transfer of control can result in claims with respect to deficiencies in operating funds and reserves (to the extent applicable), construction defects and other subdivision-related matters by the homeowners association and/or the third party subdivided lot owners. Any material claims in these areas could negatively affect our reputation in subdivision development and ultimately have a material adverse effect on our operations as a whole.

Shortfalls in association revenues leading to increased levels of homeowner association deficit funding could negatively affect our business.

        As a developer, we typically deficit fund the homeowner associations we control until the turnover of the association to the residents. If we have insufficient sales of homes in any community, or if the number of delinquencies with respect to the payment of association assessments by the homeowners increase in any of our communities (in each case resulting in shortfalls in association revenues), our deficit funding levels may increase from historical levels, which could have an adverse impact on our financial condition and results of operations.

Increased insurance risk and adverse changes in economic conditions could negatively affect our business.

        Insurance and surety companies are continuously re-examining their business risks, and have taken actions including increasing premiums, requiring higher self-insured retentions and deductibles, requiring additional collateral on surety bonds, reducing limits, restricting coverage, imposing exclusions, such as mold damage, sinkholes, sabotage and terrorism, and refusing to underwrite certain risks and classes of business. Any increased premiums, mandated exclusions, change in limits, change in coverage, change in terms and conditions or reductions in the amounts of bonding capacity available may adversely affect our ability to obtain appropriate insurance coverage at reasonable costs, which could have a material adverse effect on our financial condition and results of operations.

Warranty, liability and other claims that arise in the ordinary course of business may be costly, which could adversely affect our business.

        As a homebuilder, we have been, and continue to be, subject to construction, architectural and design defects, product liability and home warranty claims in the ordinary course of business, including claims related to moisture intrusion and mold. These claims are common to the homebuilding industry and can be costly.

        In certain legal proceedings, plaintiffs may seek class action status with potential class sizes that vary from case to case. Class action lawsuits can be costly to defend and, if we were to lose any certified class action suit, could result in substantial potential liability for us. We record reserves, if necessary, for such matters in accordance with GAAP. With respect to certain general liability exposures, including construction defect, moisture intrusion and related mold claims and product liability, interpretation of underlying current and future trends, assessment of claims and the related liability and reserve estimation process is highly judgmental due to the complex nature of these exposures, with each exposure exhibiting unique circumstances. Furthermore, once claims are asserted for construction defects, it is difficult to determine the extent to which the assertion of these claims will expand geographically.

        Although we create warranty and other reserves, we obtain insurance for construction defect claims and generally seek to require our subcontractors and design professionals to indemnify us for some portion of liabilities arising from their work, such policies and reserves may not be available or adequate to cover liability for damages, the cost of repairs, and/or the expense of litigation surrounding current claims. Future claims may also arise out of uninsurable events or circumstances not covered by insurance and not subject to effective indemnification agreements with our subcontractors. In addition, our future results of operations for any particular quarterly or annual period could be materially adversely affected by changes in our estimates and assumptions related to these proceedings, or due to the ultimate resolution of the litigation. Furthermore, one or more of our insurance carriers could become insolvent. In addition, the filing or threat of filing any claim against us, whether or not they are viable, may lead to negative publicity, which could adversely affect our reputation, home sales and the price of our common stock.

We may lose or fail to attract and retain key employees and management personnel.

        An important aspect of our competitiveness is our ability to attract and retain key employees and management personnel. Our ability to do so is influenced by a variety of factors, including the compensation we award, changes in immigration laws, trends in labor force migration, and other fluctuations in the labor market. If any of our key personnel were to cease employment with us, our operating results could suffer. Our ability to retain our key personnel or to attract suitable replacements should any members of our management team leave is dependent on the competitive nature of the employment market. Further, the process of attracting and retaining suitable replacements for key personnel whose services we may lose would result in transition costs and would divert the attention of other members of our senior management from our existing operations. In addition, we do not maintain key person insurance in respect of any members of our senior management team. The loss of any of our management members or key personnel could adversely impact our business, financial condition and results of operations. See "Management."

        In addition, in order to compete in our industry effectively, we must ensure that the experience and knowledge of our employees is institutionalized and is not lost when personnel leave our Company due to retirement, redundancy, or other reasons. Failure to do so would adversely affect our standard of service to buyers, financial conditions and results of operations.

We may be subject to claims that were not discharged in the Chapter 11 Cases, which could have an adverse effect on our results of operations and profitability.

        On August 4, 2008, our predecessor company and 126 of its subsidiaries (excluding its Watermark real estate brokerage, its mortgage business and certain other joint ventures) (the "Debtors") filed voluntary petitions for reorganization relief under the provisions of Chapter 11 of Title 11 of the U.S. Bankruptcy Code ("Chapter 11") in the Bankruptcy Court. The Chapter 11 cases so commenced are referred to herein as the "Chapter 11 Cases." The Debtors filed an initial joint plan of reorganization and related disclosure statement on June 8, 2009, a first amended joint plan of reorganization and disclosure statement on July 1, 2009 and a second amended joint plan of reorganization and disclosure statement on July 17, 2009 (the "Plan"). The Plan received formal endorsement of both the senior secured creditors and the official committee of unsecured creditors and was confirmed by the Bankruptcy Court on August 26, 2009 (the "Confirmation Order"). The Plan was declared effective on September 3, 2009 (the "Effective Date") and the Debtors emerged from bankruptcy on that date.

        Substantially all of the material claims relating to the operation of our business prior to the September 3, 2009 effective date of the Plan were resolved pursuant to the Plan and the Confirmation Order. In addition, the Bankruptcy Code provides that the confirmation of a plan of reorganization discharges a debtor from substantially all debts arising prior to the date of such confirmation. With a few exceptions, all claims relating to the operation of our business that arose prior to September 3, 2009 are either (1) subject to compromise and/or treatment under the Plan, or (2) discharged, in accordance with the Bankruptcy Code and terms of the Plan and the Confirmation Order. Circumstances in which claims and other obligations that arose prior to September 3, 2009 were not discharged primarily relate to executory contracts assumed in connection with the Chapter 11 Cases, any liability (if any) that does not fall into the definition of 'claim' under section 101(5) of the Bankruptcy Code, any non-dischargeable liability pursuant to section 1141(d)(6) of the Bankruptcy Code and, potentially, instances where a claimant had inadequate notice of the Chapter 11 Cases. Moreover, although the Plan contains various mechanisms and provisions intended to protect us from any liability for any act or omission occurring prior to or condition in existence as of September 3, 2009, persons have attempted and may continue to attempt to construe claims on account of such acts, omissions, or conditions as arising after September 3, 2009. The ultimate resolution of such claims and other obligations may have a material adverse effect on our results of operations and profitability.

The estimates, forecasts and projections relating to our markets prepared by JBREC are based upon numerous assumptions and may not prove to be accurate.

        This prospectus contains estimates, forecasts and projections relating to our markets that were prepared for us for use in connection with this offering by JBREC, an independent research provider and consulting firm focused on the housing industry. See "Housing Market Overview." The estimates, forecasts and projections relate to, among other things, home value indices, payroll employment growth, median household income, housing permits and household information. No assurance can be given that these estimates are, or that the forecasts and projections will prove to be, accurate. These estimates, forecasts and projections are based on data (including third-party data), significant assumptions, proprietary methodologies and the experience and judgment of JBREC. No assurance can be given regarding the accuracy or appropriateness of the assumptions and judgments made, or the methodologies used, by JBREC. The application of alternative assumptions, judgments or methodologies could result in materially less favorable estimates, forecasts and projections than those contained in this prospectus. Other real estate experts have different views regarding these forecasts and projections that may be more positive or negative, including in terms of the timing, magnitude and direction of future changes.

        The forecasts and projections are forward-looking statements and involve risks and uncertainties that may cause actual results to be materially different from the projections. JBREC has made these forecasts and projections based on studying the historical and current performance of the residential housing market and applying JBREC's qualitative knowledge about the residential housing market. The future is difficult to predict, particularly given that the economy and housing markets can be cyclical, subject to changing consumer and market psychology, geo-political events, and governmental policies related to mortgage regulations and interest rates. There will usually be differences between projected and actual outcomes, because events and circumstances frequently do not occur as expected, and the differences may be material. Accordingly, the forecasts and projections included in this prospectus might not occur or might occur to a different extent or at a different time. For the foregoing reasons, neither we nor JBREC can provide any assurance that the estimates, forecasts and projections contained in this prospectus, including third-party data, are accurate, actual outcomes may vary significantly from those contained or implied by the forecasts and projections, and you should not place undue reliance on these estimates, forecasts and projections. Except as required by law, we are not obligated to, and do not intend to, update the statements in this prospectus to conform to actual outcomes or changes in our or JBREC's expectations.

Inflation may result in increased costs that we may not be able to recoup if housing demand declines.

        Inflation can have an adverse impact on our results of operations because increasing costs of land, materials and labor may require us to increase the selling prices of homes in order to maintain satisfactory margins. If there is a reversal or slowing of the current housing market recovery, we may not be able to increase our home selling prices to help stimulate sales due to competition in the industry. As a result, we may have to decrease home selling prices, thus decreasing the value of our land inventory. In such an environment, we may not be able to raise home prices sufficiently to keep up with the rate of inflation and our margins could decrease. Moreover, our cost of capital increases as a result of inflation and the purchasing power of our cash resources declines. Current or future efforts by the government to stimulate the economy may increase the risk of significant inflation and its adverse impact on our business, financial condition and results of operations.

An increase in home order cancellations could adversely impact our financial condition and results of operations.

        During 2011 and 2012, 2.8% and 6.2% of our total home orders were canceled, respectively. These buyers contracted to buy a home but did not close on the transaction whether due to the economic downturn, failure to satisfy contingencies, mutual termination, default by the buyer, or otherwise. An increase in the rate or number of cancellations may adversely impact our home sales revenue and results of operations, as well as our backlog. In cases of cancellations, we remarket the home and usually retain any deposits that we are permitted to retain. These deposits may not cover the additional carrying costs and costs to resell the home.

Real estate investments are relatively illiquid and we may be unable to quickly sell our properties for satisfactory prices in response to adverse changes in economic or financial conditions.

        Due to the relative lack of liquidity in real estate investments, we may be limited in our ability to respond to changes in economic or financial conditions by quickly selling our properties. As a result, we would be forced to hold properties that do not generate any revenue. We may have to sell homes or land at a loss and we may have to record impairment charges. In addition, we face the general unpredictability of the real estate market and may not always know whether we can sell homes at the prices we set or how long it may take to find a buyer and to close the sale of a property.

Poor relations with the residents of our communities could negatively impact sales, which could cause our revenues and/or results of operations to decline.

        As a community developer, we may be expected by community residents from time to time to resolve any real or perceived issues or disputes that may arise in connection with the operation, development and/or turnover of our communities. Any efforts made by us in resolving these issues or disputes could be deemed unsatisfactory by the affected residents and any subsequent action by these residents could negatively impact sales, which could cause our revenues and/or results of operations to decline. In addition, we could be required to make material expenditures related to the settlement of such issues or disputes or modify our community development plans, which could adversely affect our business, financial condition and results of operations.

We may become subject to litigation, which could materially and adversely affect us.

        In the future we may become subject to litigation, including claims relating to our operations, securities offerings and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. We cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments and settlements exceed insured levels, could adversely impact our earnings and cash flows, thereby materially and adversely affecting us. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could materially and adversely impact us, expose us to increased risks that would be uninsured, and materially and adversely impact our ability to attract directors and officers.

A major health and safety incident could adversely affect our operations, create potential liabilities and harm our reputation.

        Construction sites and our Homebuilding operations pose inherent health and safety risks to our employees and others. Due to regulatory requirements and the scale of our business, our health and safety performance is vital for the continued success of our business. A major health and safety incident may cause us to incur penalties and could expose us to liabilities. In addition, we may face significant negative publicity, which would adversely affect our reputation and relationships with members of the community, regulatory agencies and suppliers or contractors.

Information technology failures and data security breaches could harm our business.

        We use information technology and other computer resources to carry out important operational and marketing activities as well as to maintain our business and employee records. Many of these resources are provided to us and/or maintained on our behalf by third-party service providers pursuant to agreements that specify certain security and service level standards. Performance or security failures could expose the Company to operational and reporting risk and failures, as well as exposure to information security and privacy protection issues.

We may face utility or resource shortages or cost fluctuations, which could have an adverse effect on our operations.

        A shortage of utilities or natural resources in geographic areas in which we operate may make it difficult for us to obtain regulatory approvals to begin our projects. Our existing projects may also be delayed, which would impose additional costs and jeopardize our ability to complete construction and meet our contractual obligations. Such shortages could adversely affect our inventories, particularly concrete and drywall, and could reduce demand for our homes and adversely affect our business.

        In addition, municipalities may restrict or place moratoriums on the availability of utilities, such as water and sewer taps. Such actions may cause delays in our projects, increase our costs, or limit our ability to operate in those geographic areas, which could adversely affect our business.

Risks Related to Our Indebtedness

We intend to use leverage in executing our business strategy, which may adversely affect our business, financial condition and results of operations.

        We intend to employ prudent levels of leverage to finance our business, including the acquisition and development of our home sites and construction of our homes. As of March 31, 2013, we had $122.8 million of total debt outstanding, net of a discount of $2.2 million, all of which was from our 2017 Senior Secured Term Notes, the majority of which are held by our Principal Investors (as defined below). In addition, for the year ended December 31, 2012, our debt service obligations, which include interest payments and amortization of principal, if any, on debt outstanding, were $7.2 million, which consisted entirely of interest payments on our 2017 Senior Secured Term Notes. In 2013, we expect our debt service obligations relating to our currently outstanding indebtedness to be approximately $12.5 million. In accordance with our growth strategy, following this offering, we intend to opportunistically raise approximately $             million of debt capital, subject to market and other conditions, but such debt capital may not be available to us on a timely basis, at reasonable rates or at all. Our board of directors will consider a number of factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of new indebtedness, including the purchase price of assets to be acquired with debt financing, the estimated market value of our assets and the ability of particular assets, and our Company as a whole, to generate cash flow to cover the expected debt service. As a means of sustaining our long-term financial health and limiting our exposure to unforeseen dislocations in the debt and financing markets, we currently expect to remain conservatively capitalized. However, our amended and restated certificate of incorporation and bylaws that will be in effect immediately prior to the consummation of this offering do not contain a limitation on the amount of debt we may incur and our board of directors may change our target debt levels at any time without the approval of our stockholders.

        Our use of debt capital could subject us to many risks that, if realized, would adversely affect us, including the risk that:

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  our cash flow from operations may be insufficient to make required payments of principal of and interest on the debt that is likely to result in acceleration of such debt;

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  our debt may increase our vulnerability to adverse economic and industry conditions with no assurance that investment yields will increase with higher financing cost; and

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  we may be required to dedicate a larger portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations and capital expenditures, future investment opportunities or other purposes.

        If we do not have sufficient funds to repay our debt at maturity, it may be necessary to refinance our debt through additional debt or additional equity financings. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancings, increases in interest expense could adversely affect our cash flows and results of operations. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of our assets on disadvantageous terms, potentially resulting in losses. To the extent we cannot meet any future debt service obligations, we will risk losing some or all of our assets that may be pledged to secure our obligations to foreclosure. Our debt agreements may contain specific cross-default provisions with respect to specified other indebtedness, giving holders of certain debt the right to declare a default if we are in default under other loans in some circumstances. Defaults under our debt agreements could have a material adverse effect on our business, financial condition and results of operations. Moreover, certain of our current debt has, and any additional debt we subsequently incur may have, a floating rate of interest. Higher interest rates could increase debt service requirements on our current floating rate debt and on any floating rate debt we subsequently incur, and could reduce funds available for operations, future business opportunities or other purposes.

If we cannot obtain letters of credit and surety bonds, our ability to operate may be restricted.

        We use letters of credit and surety bonds to secure our performance under various land development and construction agreements, land purchase obligations, escrow agreements, financial guarantees and other arrangements, primarily with governmental authorities. Under Florida law, we also need surety bonds in order to use homebuyers' escrowed deposits for construction purposes, unless homebuyers waive their escrow rights. As of March 31, 2013, we had $4.5 million in letters of credit outstanding. Surety bonds do not have stated expiration dates; rather, we are released from the bonds as the contractual performance is completed. These bonds, which totaled $10.5 million as of March 31, 2013, are typically outstanding over a period of approximately one to five years or longer depending on the pace of development. Our ability to obtain additional letters of credit and surety bonds primarily depends on our credit rating, capitalization, working capital, past performance, management expertise and certain external factors, including the capacity of the markets for such bonds. We must also fully indemnify providers of surety bonds. Letters of credit and surety bond providers consider these factors in addition to our performance and claims record and provider-specific underwriting standards, which may change from time to time. If banks were to decline to issue letters of credit or surety companies were to decline to issue surety bonds, or if we are required to provide credit enhancement, such as cash deposits, our ability to operate could be significantly restricted and could have an adverse effect on our business, liquidity, financial condition, and results of operations.

We may need additional financing to fund our operations or expand our business, and if we are unable to obtain sufficient financing or such financing is obtained on adverse terms, we may not be able to operate or expand our business as planned, which could adversely affect our results of operations and future growth.

        Our access to additional third-party sources of financing will depend, in part, on:

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  general market conditions;

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  the market's perception of our growth potential;

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  with respect to acquisition and/or development financing, the market's perception of the value of the land parcels to be acquired and/or developed;

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  our debt levels;

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  our expected results of operations;

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  our cash flow; and

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  the market price of our common stock.

        The homebuilding industry is capital-intensive and we incur significant costs in the early stages of our projects in order to acquire land parcels and begin development. In addition, if housing markets are not favorable or permitting or development takes longer than anticipated, we may be required to hold our investments in land for extended periods of time. Recently, domestic financial markets have experienced unusual volatility, uncertainty and a tightening of liquidity in both the debt and equity capital markets. Credit spreads for major sources of capital widened significantly during the U.S. credit crisis as investors demanded a higher risk premium. Given the current volatility in the capital and credit markets, potential lenders may be unwilling or unable to provide us with financing that is attractive to us or may charge us prohibitively high fees in order to obtain financing. Consequently, there is greater uncertainty regarding our ability to access the credit market in order to attract financing on reasonable terms.

        Our ability to make payments on and to refinance our indebtedness and to fund planned expenditures for land acquisitions, development and construction will depend on our ability to generate cash in the future. If our business does not achieve the levels of profitability or generate the amount of cash that we anticipate or if we expand through acquisitions or organic growth faster than anticipated, we may need to seek additional debt or equity financing to operate and expand our business.

        Following this offering, in accordance with our growth strategy, we intend to opportunistically raise approximately $             million of debt capital, subject to market and other conditions. We would expect to use the proceeds from any such financing primarily for the repayment of our 2017 Senior Secured Term Notes, the acquisition and development of land, home construction and general corporate purposes. Additionally, we will also look to finance our working capital needs by entering into a revolving credit facility following this offering.

        During the next twelve months, based on current operations and anticipated growth, we otherwise believe we can meet our cash requirements with existing cash and cash equivalents and cash flow from operations (including sales of our homes and land). To a large extent, though, our cash flow generation ability is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to fund our liquidity needs. Further, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may seek alternative financing, such as restructuring or refinancing our existing 2017 Senior Secured Term Notes, selling assets or operations or selling additional debt or equity securities. We cannot assure you that we will be able to do so on favorable terms, if at all. Moreover, if we do raise additional funds through the incurrence of debt, we will incur increased debt service costs and may become subject to additional restrictive financial and other covenants. We may also choose to raise additional funds through equity, which would result in dilution to existing stockholders. Any inability to generate sufficient cash flow, refinance our debt or incur additional debt on favorable terms could adversely affect our financial condition and could cause us to be unable to service our debt and may delay or prevent the expansion of our business or otherwise require us to forego market opportunities.

Our indebtedness may restrict our ability to pursue our business strategies.

        The note purchase agreement governing our existing 2017 Senior Secured Term Notes and the senior loan agreement governing our $10.0 million senior loan with Stonegate Bank (the "Stonegate Loan") restrict, and any debt we incur in the future will likely restrict, our ability to take specific actions even if we believe such actions may be in our best interests. These include, but are not limited to, covenants (financial and otherwise) generally affecting our ability, subject to certain exceptions and exemptions, to:

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  incur additional indebtedness;

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  incur liens;

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  make investments;

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  make acquisitions of any assets constituting a business unit or any real property interest;

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  merge or transfer all or substantially all of our assets;

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  sell assets;

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  engage into transactions with affiliates;

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  pay dividends or make other distributions on capital stock;

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  engage in new lines of business;

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  reduce liquidity below a certain level;

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  reduce shareholder equity below a certain level; and

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  increase net debt to total capitalization above a certain level.

        Our ability to comply with these covenants and restrictions may be affected by events beyond our control. If we breach any of these covenants (financial or otherwise) or restrictions, we could be in default under our 2017 Senior Secured Term Notes or the Stonegate Loan. This would permit the holders of the notes or Stonegate Bank to take certain actions, including declaring the notes or loan, as applicable, due and payable, together with accrued and unpaid interest. If our 2017 Senior Secured Term Notes, the Stonegate Loan or any other future financing arrangement that we enter into were to be accelerated, our assets, in particular our liquid assets, may be insufficient to repay our indebtedness. A default could also limit significantly our financing alternatives, which could cause us to curtail our investment activities and/or dispose of assets when we otherwise would not choose to do so. The occurrence of any default could have a material adverse effect on our business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Our secured indebtedness could expose us to the possibility of foreclosure.

        Our indebtedness under the 2017 Senior Secured Term Notes and Stonegate Loan is secured and therefore could expose us to the possibility of foreclosure. If our operating performance declines or we are otherwise unable to generate sufficient cash flow to service our indebtedness, we could be in default under the terms governing these obligations. If we are unable to obtain waivers in order to avoid default, Stonegate Bank or the holders of our 2017 Senior Secured Term Notes may institute foreclosure proceedings against our assets that secure such obligations, and we could be forced into bankruptcy or liquidation.

Risks Related to this Offering and Ownership of Our Common Stock

Because of their significant stock ownership, our principal stockholders have substantial influence over our business, and their interests may differ from our interests or those of our other stockholders.

        As of March 31, 2013, as adjusted to give effect to this offering and the use of proceeds therefrom (assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us), Monarch Alternative Capital LP and certain of its affiliates (collectively, "Monarch") and Stonehill Institutional Partners, L.P. and certain of its affiliates (collectively, "Stonehill," and together with Monarch, the "Principal Investors") will own approximately        % and        % of our common stock (assuming no exercise of the underwriters' option to purchase additional shares of our common stock), respectively. See "Principal and Selling Stockholders." Due to their ownership, the Principal Investors have the power to control us and our subsidiaries, including the power to elect a majority of our directors, agree to sell or otherwise transfer a controlling stake in us and determine the outcome of all actions requiring a majority stockholder approval. In addition, pursuant to a stockholders agreement that we will enter into with the Principal Investors prior to the consummation of this offering, for so long as a Principal Investor holds at least 60% of the shares of our common stock held by it at the consummation of this offering, such Principal Investor will have the right to nominate two directors to the board of directors and one director to each board committee (subject to applicable independence requirements of each committee). When a Principal Investor owns less than 60%, but at least 20%, of the shares of our common stock held by it at the consummation of this offering, such Principal Investor will be entitled to nominate one director to the board of directors and each board committee (subject to applicable independence requirements of each committee). Each Principal Investor will also agree to vote for the other's board nominees and to remove and replace any such directors in accordance with the terms of the stockholders agreement and applicable law. In addition, we will agree to take all actions within our control necessary and desirable to cause the election, removal and replacement of such directors in accordance with the stockholders agreement and applicable law. See "Certain Relationships and Related Party Transactions—Stockholders Agreement" and "Description of Capital Stock—Registration Rights Agreement and Stockholders Agreement."

        The interests of our Principal Investors may differ from our interests or those of our other stockholders and the concentration of control in the Principal Investors will limit other stockholders' ability to influence corporate matters. The concentration of ownership and voting power of these Principal Investors may also delay, defer or even prevent an acquisition by a third party or other change of control of our Company and may make some transactions more difficult or impossible without their support, even if such events are in the best interests of our other stockholders. Therefore, the concentration of voting power among these Principal Investors may have an adverse effect on the price of our common stock. Our Company may also take actions that our other stockholders do not view as beneficial, which may adversely affect our results of operations and financial condition and cause the value of your investment to decline.

        Moreover, for as long as the Principal Investors' beneficial ownership of our common stock continues to exceed 50% in the aggregate, we may elect to be treated as a "controlled company" for purposes of the New York Stock Exchange, which would allow us to opt out of certain corporate governance requirements, including requirements that a majority of the board of directors consist of independent directors and that the compensation committee and nominating and corporate governance committee be composed entirely of independent directors. Upon the consummation of this offering, we do not intend to rely on the controlled company exemptions; however, to the extent we continue to qualify as a controlled company, we may choose to take advantage of these exemptions in the future.

There is no public market for our common stock, and so the share price for our common stock may fluctuate significantly.

        Prior to this offering, there has been no public market for our common stock. We cannot assure you that an active trading market on the New York Stock Exchange or otherwise will develop upon completion of this offering or, if it does develop, that it will be sustained. If an active trading market does not develop, you may have difficulty selling any shares of our common stock that you purchase, and the value of such shares might be materially impaired. The initial public offering price of our common stock will be determined by the negotiations between us and representatives of the underwriters and may not reflect the prevailing price in the open market. See "Underwriting" for a discussion of the factors that were considered in determining the initial public offering price.

        Following this offering, the market price of our common stock may be significantly affected by factors such as quarterly variations in our results of operations, changes in government regulations, the announcement of new contracts and acquisitions by us or our competitors, general market conditions specific to the homebuilding industry, changes in general economic and political conditions, volatility in the financial markets, changes in interest rates, threatened or actual litigation and government investigations, an adverse market reaction to the level of our indebtedness, the addition or departure of key personnel, actions taken by our shareholders, including the sale or disposition of their shares of our common stock, speculation in the press or investment community, changes in accounting principles, differences between our actual financial and operating results and those expected by investors and analysts and changes in analysts' recommendations or projections.

        These and other factors may lower the market price of our common stock, regardless of our actual operating performance. As a result, our common stock may trade at prices significantly below the public offering price.

        Furthermore, in recent years the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of our common stock and materially affect the value of your investment.

The obligations associated with being a public company will require significant resources and management attention.

        As a public company, we will face increased legal, accounting, administrative and other costs and expenses that we have not incurred as a private company, particularly after we are no longer an emerging growth company. After the consummation of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") which requires that we file annual, quarterly and current reports with respect to our business and financial condition, and the rules and regulations implemented by the Securities and Exchange Commission (the "SEC"), the Sarbanes-Oxley Act, the Dodd-Frank Act, the Public Company Accounting Oversight Board and the New York Stock Exchange, each of which imposes additional reporting and other obligations on public companies. As a public company, we will be required to:

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  prepare and distribute periodic reports and other stockholder communications in compliance with the federal securities laws and the New York Stock Exchange rules;

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  expand the roles and duties of our board of directors and committees thereof;

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  create a nominating committee;

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  create internal audit functions;

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  institute more comprehensive financial reporting and disclosure compliance functions;

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  involve and retain to a greater degree outside counsel and accountants in the activities listed above;

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  enhance our investor relations function;

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  establish new internal policies, including those relating to trading in our securities and disclosure controls and procedures;

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  retain additional personnel;

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  comply with New York Stock Exchange listing standards; and

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  comply with the Sarbanes-Oxley Act.

        We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. A number of these requirements will require us to carry out activities we have not done previously and complying with such requirements may divert management's attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

        These increased costs will require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives. We also expect that it will be difficult and expensive to maintain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

        As a privately held company, we have not been required to maintain internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act ("Section 404(a)"). We anticipate being required to meet these standards in the course of preparing our consolidated financial statements as of and for the year ended December 31, 2014, and our management will be required to report on the effectiveness of our internal control over financial reporting for such year. Additionally, once we are no longer an emerging growth company, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

        Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting, but we are not currently in compliance with, and we cannot be certain when we will be able to implement the requirements of Section 404(a). We may encounter problems or delays in implementing any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation in connection with the attestation provided by our independent registered public accounting firm. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, investors could lose confidence in our financial information and the price of our common stock could decline.

        Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect us.

We are an emerging growth company and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

        We are an emerging growth company, as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies, but not to emerging growth companies, including, but not limited to, a requirement to present only two years of audited financial statements, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act, reduced disclosure about executive compensation arrangements pursuant to the rules applicable to smaller reporting companies and no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements. We have elected to adopt these reduced disclosure requirements. We may take advantage of these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions. If some investors find our common stock less attractive as a result of our choices, there may be a less active trading market for our common stock and our stock price may be more volatile.

Provisions of our charter documents or Delaware law could delay, discourage or prevent an acquisition of our Company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change our management.

        Our amended and restated certificate of incorporation and bylaws that will be in effect immediately prior to the consummation of this offering may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares of our common stock. In addition, these provisions may frustrate or prevent any attempt by our stockholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. These provisions will include the following:

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  no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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  the exclusive right of our board of directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

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  the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

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  the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

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  the required approval of at least 66 2/3% of the outstanding shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

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  a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

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  no requirement that a special meeting of stockholders be called at the request of stockholders, other than at the request of either of the Principal Investors, so long as one of them or both together hold at least 10% of our shares outstanding, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

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  advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

        In addition, we have opted out of Section 203 of the Delaware General Corporation Law ("Section 203"), which regulates corporate takeovers. However, our charter contains provisions that are similar to Section 203. Specifically, our amended and restated certificate of incorporation will provide that we may not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the person became an interested stockholder, unless:

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  prior to the time that person became an interested stockholder, our board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

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  upon consummation of the transaction which resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding certain shares; or

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  at or subsequent to the time the person became an interested stockholder, the business combination is approved by our board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock, which is not owned by the interested stockholder.

        Generally, a business combination includes a merger, consolidation, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with that person's affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. However, in our case, the Principal Investors and any of their affiliates and subsidiaries and any of their direct or indirect transferees receiving 15% or more of our voting stock will not be deemed to be interested stockholders regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions. This provision could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

        These provisions in our charter documents and the Delaware General Corporation Law could limit the price that investors are willing to pay in the future for shares of our common stock. For a description of our capital stock, see the section titled "Description of Capital Stock."

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

        Our amended and restated certificate of incorporation and bylaws that will be in effect immediately prior to the completion of this offering provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. In addition, we have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. Under the terms of our indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee's involvement was by reason of the fact that the indemnitee is or was a director, or officer, of the Company or any of its subsidiaries or was serving at the Company's request in an official capacity for another entity. We must indemnify our officers and directors against (1) attorneys' fees and (2) all other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also require us, if so requested, to advance within 10 days of such request attorneys' fees and all other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Our amended and restated bylaws also require that such person return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

The offering price per share of our common stock offered under this prospectus may not accurately reflect the value of your investment.

        The initial public offering price of our common stock will be determined by the negotiations between us, the selling stockholders and representatives of the underwriters. Factors considered during these negotiations include:

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  the history and future prospects of companies in our industry;

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  prior offerings of those companies;

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  our prospects for acquiring land parcels for development at attractive values;

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  our capital structure;

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  our management's experience in acquiring land, designing, constructing and selling homes;

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  the general conditions of securities markets at the time of this offering; and

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  other factors we deemed relevant to the offering price of our common stock.

        The offering price may not accurately reflect the value of our common stock and, therefore, may not be realized upon any future disposition of your shares of our common stock.

A substantial portion of our total outstanding shares of common stock may be sold into the market at any time. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

        The market price of our common stock could decline as a result of sales of a large number of shares of our common stock or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in

the future at a time and price that we deem appropriate. After the consummation of this offering, we will have            shares of outstanding common stock on a fully diluted basis, assuming no exercise of the underwriters' option to purchase additional shares. All shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares that are held or acquired by our affiliates, as that term is defined in the Securities Act.

        In connection with this offering, we and our officers and directors have entered into lock-up agreements that, subject to certain exceptions, prevent the sale of shares of our common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of our common stock for 180 days after the date of this prospectus, except with the prior written consent of Citigroup Global Markets Inc. ("Citigroup"). Additionally, our other stockholders have entered into lock-up agreements that, subject to certain exceptions, prevent the sale of shares of our common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of our common stock for a period of (a) with respect to 20% of their holdings, 120 days, provided that, until 180 days after the date of this offering, they are sold in an underwritten registered offering, (b) with respect to an additional 40% of their holdings, 180 days and (c) with respect to the remaining 40% of their holdings, 240 days, in each case, after the date of this prospectus, except with the prior written consent of Citigroup, All of the shares of our common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders 240 days after the date of this prospectus, subject to applicable limitations imposed under federal securities laws. See "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling shares of our common stock after this offering.

        Following the completion of this offering, stockholders holding approximately            shares of our common stock, will, after the expiration of the lock-up periods specified above, have the right, subject to various conditions and limitations, to include their shares of our common stock in registration statements relating to our securities. If the offer and sale of these shares are registered, they will be freely tradable without restriction under the Securities Act. Shares of common stock sold under such registration statements can be freely sold in the public market. In the event such registration rights are exercised and a large number of shares of common stock are sold in the public market, such sales could reduce the trading price of our common stock. See "Certain Relationships and Related Party Transactions—Registration Rights" and "Shares Eligible for Future Sale—Lock-Up Agreements" for a more detailed description of these registration rights and the lock-up period.

        We intend to file a registration statement on Form S-8 under the Securities Act to register the total number of shares of our common stock that may be issued under 2013 Equity Plan. See the information under the heading "Shares Eligible for Future Sale" for a more detailed description of the shares of common stock that will be available for future sale upon completion of this offering.

        In the future, we may also issue common stock or other securities if we need to raise additional capital. The number of new shares of our common stock issued in connection with raising additional capital could constitute a material portion of the then outstanding shares of our common stock.

Future offerings of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

        In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both, and may result in future Section 382 limitations that could reduce the rate at which we utilize our NOL carryforwards. Preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to make a dividend distribution to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our common stock in this offering bear the risk of our future offerings reducing the market price of our common stock and diluting their ownership interest in our company.

Purchasing shares of our common stock through this offering will result in an immediate and substantial dilution of your investment.

        The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. See "Dilution."

        Furthermore, if we raise additional capital by issuing new convertible or equity securities at a lower price than the initial public offering price, your interest will be further diluted. This may result in the loss of all or a portion of your investment. If our future access to public markets is limited or our performance decreases, we may need to carry out a private placement or public offering of our common stock at a lower price than the initial public offering price. In addition, newer securities may have rights, preferences or privileges senior to those of securities held by you.

We do not expect to pay any cash dividends in the foreseeable future.

        We intend to retain our future earnings, if any, in order to reinvest in the development and growth of our business and, therefore, do not intend to pay dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, and such other factors as our board of directors deems relevant. In addition, under the note purchase agreement governing our 2017 Senior Secured Term Notes we cannot, and under any future debt agreements, we may be unable to, pay cash dividends to our shareholders. Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

We have broad discretion to use the proceeds from the offering and our investment of those proceeds may not yield favorable returns.

        Our management has broad discretion to spend the proceeds from this offering and you may not agree with the way the proceeds are spent. The failure of our management to apply these funds effectively could result in unfavorable returns. This could adversely affect our business, causing the price of our common stock to decline.

If securities analysts do not publish favorable reports about our Company or if we, or our industry, are the subject of unfavorable commentary, the price of our common stock could decline.

        The trading price for our common stock will depend in part on the research and reports about our Company that are published by analysts in the financial industry. Analysts could issue negative commentary about our Company or our industry, or they could downgrade our common stock. We may also be unable to ensure that our Company receives sufficient research coverage and has visibility in the market. Any of these factors could result in the decline of the trading price of our common stock, causing you to lose all or a portion of your investment.

SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements, which involve risks and uncertainties. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believe," "estimate," "project," "anticipate," "expect," "seek," "predict," "contemplate," "continue," "possible," "intend," "may," "might," "will," "could," would," "should," "forecast," or "assume" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, the industry in which we operate and potential acquisitions. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are based upon information available to us on the date of this prospectus.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the stability of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause our results to vary from expectations include, but are not limited to:

  •
  a slowing or reversal of the present housing market recovery;

  •
  adverse economic changes either nationally or in the markets in which we operate;

  •
  our ability to maintain profitability in the future;

  •
  market conditions in Florida;

  •
  fluctuations in our quarterly operating results due to the seasonal nature of our business;

  •
  our ability to maintain our gross margins in our Homebuilding segment;

  •
  competitive conditions in the homebuilding industry and housing market;

  •
  shortages of or fluctuations in the cost of labor and raw materials;

  •
  the availability of land and fluctuations in the market value of land and our properties that may cause our development costs to exceed our estimates and projections;

  •
  our ability to obtain permits, development approvals and entitlements in order to develop our communities successfully and in a timely manner;

  •
  the availability, skill and performance of subcontractors;

  •
  changes in, or the failure or inability to comply with, federal, state and local laws, regulations and ordinances, including those dealing with the environment;

  •
  adoption of state and local initiatives and ballot measures that impact the Company's ability to execute its business plan;

  •
  changes in mortgage interest rates and the availability of mortgage financing;

  •
  limitations on the utilization of our deferred tax assets, including our net operating loss carryforwards, due to changes in the markets in which we do business, our profitability, ownership changes or other reasons;

  •
  our ability to identify, complete or integrate acquisitions;

  •
  our participation in certain joint ventures;

  •
  changes in tax laws and interest rates;

  •
  adverse weather conditions, natural disasters or other events that are outside of our control;

  •
  the occurrence of uninsured losses or material losses in excess of our insurance limits;

  •
  our contractual obligations to title underwriters;

  •
  competitive conditions in the real estate brokerage business;

  •
  adverse actions taken by independent real estate agents that work for our real estate brokerage business;

  •
  changes in the federal, state and local regulation of real estate brokers;

  •
  changes in the regulation of our condominium business or increases in claims brought by homeowners associations;

  •
  shortfalls in homeowners association or club/amenity revenues;

  •
  increases in premiums, mandated exclusions or other adverse changes in our insurance coverage;

  •
  increases in warranty, liability or other claims that arise in the ordinary course of business;

  •
  the availability of personnel and our ability to retain key employees;

  •
  increases in claims that were not previously discharged in the Chapter 11 Cases;

  •
  the accuracy of estimates, forecasts and projections prepared by JBREC;

  •
  increases in the inflation rate;

  •
  an increase in home order cancellations;

  •
  the liquidity of our real estate investments and our ability to respond quickly to economic changes;

  •
  relations with the residents of our communities;

  •
  future litigation from claims relating to our operations, security offerings, and otherwise in the ordinary course of business;

  •
  increases in the amount or severity of health and safety incidents;

  •
  information technology failures and our ability to maintain data security;

  •
  adverse changes in our access to or the cost of utilities and resources;

  •
  our leverage and debt service obligations and the availability of additional financing on acceptable terms; and

  •
  additional factors discussed under the sections "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Housing Market Overview" and "Business."

        Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. In light of these risks, uncertainties and assumptions, the forward-looking events described in this prospectus may not occur. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

        Estimates and forward-looking statements speak only as of the date they were made, and, except to the extent required by law, we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. As a result of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this prospectus might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, but not limited to, the factors mentioned above. Because of these uncertainties, you should not place undue reliance on these forward-looking statements when making an investment decision.

 USE OF PROCEEDS

        We expect to receive net proceeds from this offering of approximately $             million (assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus) after deducting the underwriting discount and estimated offering expenses payable by us.

        We intend to use $             million of the net proceeds from this offering for the acquisition and development of land, including the land described above under "Business—Recent and Pending Land Acquisitions," and the remainder of the net proceeds for general corporate purposes, including home construction.

        Our management will have broad discretion over the uses of the net proceeds from this offering. Pending these uses, we intend to invest the net proceeds from this offering in a variety of capital preservation investments, including short-term, interest-bearing investment grade securities, money market accounts, certificates of deposit and direct or guaranteed obligations of the U.S. government.

        Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of            shares in the number of shares of our common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and subject to the actual public offering price and the actual number of shares offered at pricing.

        We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, including any shares that may be sold by the selling stockholders in connection with the underwriters' option to purchase additional shares.

 CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2013, on an actual basis and as adjusted to give effect to (i) the exchange of all of our Series A preferred stock for            shares of our common stock and the repurchase of all of our Series B preferred stock for $700,000, (ii) the reclassification of all our Series A, C, D and E common stock into a single class of common stock, (iii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering, which will provide that our authorized capital stock consists of            shares of common stock, $0.01 par value per share, and            shares of preferred stock, $0.01 par value per share and (iv) this offering and the use of proceeds therefrom as described in "Use of Proceeds," assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us. The table below does not give effect to the            for            stock split to be effected immediately prior to the consummation of this offering.

        Following this offering, in accordance with our growth strategy, we intend to opportunistically raise approximately $             million of debt capital, subject to market and other conditions. We would expect to use the proceeds from any such financing primarily to repay our 2017 Senior Secured Term Notes, the acquisition and development of land, home construction and general corporate purposes. Our as adjusted capitalization does not give effect to any such debt financing or the repayment of our 2017 Senior Secured Term Notes.

        You should read this table in conjunction with the sections captioned "Use of Proceeds," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	As of March 31, 2013
	Actual	As Adjusted(1)
	($ in thousands, except per share amounts)
Cash and cash equivalents	$85,017	$

Debt:
Senior secured term notes due 2017	122,831

Total debt(2)	122,831

Equity:
Preferred stock, $0.01 par value per share(3)(5)	0
Common Stock, $0.01 par value per share(4)(5)	18
Additional paid-in capital	204,016
Accumulated deficit	(37,078)
Treasury stock, at cost, 2,625 shares	(196)

Shareholders' equity	166,760
Noncontrolling interest in consolidated joint ventures	2,722

Total equity	169,482

Total capitalization	$377,330	$

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would result in approximately a $             million increase (decrease) in the "As Adjusted" amounts of each of (i) cash and cash equivalents, (ii) additional paid-in capital, (iii) shareholders' equity, (iv) total equity and (v) total capitalization, assuming the total number of shares offered by us remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

(2)
Total debt does not include letters of credit. As of March 31, 2012, we had $4.5 million in letters of credit outstanding. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Letters of Credit and Surety Bonds." On February 28, 2013, we entered into the Stonegate Loan and as of March 31, 2013, there were no amounts outstanding under the Stonegate Loan. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Stonegate Loan."

(3)
20,000 shares authorized and 10,001 shares issued and outstanding, actual;            shares authorized and no shares issued and outstanding, as adjusted.

(4)
1,980,000 shares authorized, 1,754,581 shares issued and 1,751,956 outstanding, actual;            shares authorized, and            shares issued and outstanding, as adjusted.

(5)
On an actual basis, 10,000 shares of our authorized preferred stock were designated Series A preferred stock and one share of our authorized preferred stock was designated Series B preferred stock. In connection with our emergence from bankruptcy, a creditor trust for the benefit of holders of allowed unsecured claims received the Series A preferred stock and a Chinese drywall trust for the benefit of holders of allowed Chinese drywall claims received the Series B preferred stock. Pursuant to the terms of our existing amended and restated certificate of incorporation, the holders of the Series A and Series B preferred stock were entitled to receive a dividend in the form of common stock upon the occurrence of certain events. In April 2013, we purchased the one share of Series B preferred stock outstanding for $0.7 million. Prior to the consummation of the offering, we expect to exchange the 10,000 shares of Series A preferred stock outstanding for            shares of common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Our Restructuring."

DILUTION

        Purchasers of shares of our common stock in this offering will incur an immediate and substantial dilution in net tangible book value per share of their shares of our common stock from the assumed initial public offering price, based upon the midpoint of the price range set forth on the cover page of this prospectus.

        The difference between the per share offering price paid by purchasers of our common stock in this offering and the net tangible book value per share of our common stock after this offering constitutes the dilution to purchasers in this offering. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities, by the number of outstanding shares of our common stock.

        Our net tangible book value as of March 31, 2013 was $            , or $            per share of common stock, based on                        shares of our common stock outstanding.

        After giving effect to the the exchange of all of our Series A preferred stock for            shares of our common stock and the repurchase of all of our Series B preferred stock for $700,000 and our sale of                        shares of common stock in this offering, at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us in connection with this offering, our net tangible book value as of March 31, 2013 would have been $            , or $            per share. This represents an immediate increase in net tangible book value to existing stockholders of $            per share and an immediate dilution to new investors of $            per share. The following table illustrates this per share dilution:

Assumed initial public offering price	$
Net tangible book value per share as of March 31, 2013
Increase in net tangible book value per share attributable to new investors
Net tangible book value per share after this offering

Dilution per share to new investors	$

        The following table sets forth, as of March 31, 2013, the number of common stock purchased from us, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by our new investors purchasing shares of common stock in this offering, at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discounts and estimated offering expenses payable by us in connection with this offering:

	Common Stock Purchased			Total Consideration ($ in thousands)
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders(1)			%	$		%	$
New investors(1)

Total			%	$		%	$

(1)
The number of shares purchased by existing stockholders includes shares being sold by the selling stockholders in this offering. The number of shares purchased by new investors does not include shares being sold by the selling stockholders in this offering.

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors in this offering by $            and

would increase (decrease) the average price per share paid by new investors by $            , assuming the number of common stock offered, as set forth on the cover page of this prospectus, remains the same and without deducting the estimated underwriting discounts and offering expenses payable by us in connection with this offering.

        Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to                    shares, or approximately        % (                     shares, or approximately        %, if the underwriters exercise their option to purchase additional shares in full), and will increase the number of shares to be purchased by new investors to                    shares, or approximately        % (                    shares, or approximately        %, if the underwriters exercise their option to purchase additional shares in full), of the total common stock outstanding after this offering.

        We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders. See "Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Purchasing shares of our common stock through this offering will result in an immediate and substantial dilution of your investment."

 DIVIDEND POLICY

        We currently intend to retain any future earnings to finance the development and expansion of our business and, therefore, do not intend to pay cash dividends on our common stock for the foreseeable future.

        Our ability to pay cash dividends on our common stock is limited by our 2017 Senior Secured Term Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—2017 Senior Secured Term Notes." Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant. Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See "Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We do not expect to pay any cash dividends in the foreseeable future."

 SELECTED CONSOLIDATED FINANCIAL DATA

        The following tables set forth our selected consolidated financial data as of and for the periods indicated. The selected consolidated financial data as of and for the years ended December 31, 2012 and 2011 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. We have elected to adopt the reduced disclosure requirements available to emerging growth companies, including only two years of audited financial statements and only two years of related selected financial data and management's discussion and analysis of financial condition and results of operations disclosure. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

        The selected consolidated financial and other data as of and for the three months ended March 31, 2013 and 2012 have been derived from our unaudited consolidated financial statements and the notes thereto included elsewhere in this prospectus. We believe our unaudited consolidated financial statements included elsewhere in this prospectus have been prepared on the same basis as our audited consolidated financial statements and reflect all adjustments, consisting of only normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for such periods. The summary consolidated financial and other data as of and for the three months ended March 31, 2013 and 2012 are not necessarily indicative of the results expected as of and for the year ended December 31, 2013 or for any future period.

        The following table does not give effect to the            for            stock split to be effected immediately prior to the consummation of this offering. The following data should be read in conjunction with the information under "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)	(unaudited)
	($ in thousands)
Statement of Operations:
Revenues:
Homebuilding	$30,491	$9,621	$146,926	$57,101
Real estate services	16,429	16,868	73,070	68,185
Amenities	6,814	6,595	21,012	18,986

Total revenues	53,734	33,084	241,008	144,272

Cost of sales:
Homebuilding	20,656	8,157	100,786	51,013
Real estate services	16,032	16,477	71,675	68,209
Amenities	6,434	6,325	24,254	22,510
Asset impairments	—	—	—	11,422

Total cost of sales	43,122	30,959	196,715	153,154

Gross margin	10,612	2,125	44,293	(8,882)

Other (income)	(209)	(805)	(7,493)	(2,294)
Selling, general and administrative expenses	9,164	6,370	32,129	30,911
Interest expense	885	2,860	6,978	16,954
Expenses related to early repayment of debt	—	—	16,984	—

	9,840	8,425	48,598	45,571

Income (loss) from continuing operations before income taxes	772	(6,300)	(4,305)	(54,453)
Income tax benefit from continuing operations	85	—	52,233	6,140

Income (loss) from continuing operations	857	(6,300)	47,928	(48,313)
Income (loss) from discontinued operations, net of tax(1)	—	(87)	118	1,477
Gain on sale of discontinued operations, net of tax(1)	—	—	2,588	511

Net income (loss)	857	(6,387)	50,634	(46,325)
Net (loss) income from continuing operations attributable to noncontrolling interests	271	273	(189)	68

Net income from discontinued operations attributable to noncontrolling interests	—	—	—	732
Net income (loss) attributable to WCI Communities, Inc.	$586	$(6,660)	$50,823	$(47,125)

	As of March 31,	As of December 31,
	2013	2012	2011
	(unaudited)
	($ in thousands)
Balance Sheet Data
Cash and cash equivalents, excluding restricted cash	$85,017	$81,094	$43,350
Real estate inventories	198,113	183,168	158,332
Total assets	352,746	347,262	305,010
Total debt(2)	122,831	122,729	139,584
Total liabilities	183,264	178,657	236,450
Total shareholders' equity (including noncontrolling interests)	169,482	168,605	68,560

(1)
Discontinued operations include owned and operated amenities that were sold during 2012 and 2011.

(2)
Debt excludes accounts payable and other liabilities, unrecognized tax benefit, and customer deposits.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following in conjunction with the sections of this prospectus entitled "Risk Factors," "Special Note Concerning Forward-Looking Statements," "Selected Consolidated Financial Data" and "Business" and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this prospectus. Many of the amounts and percentages in this discussion have been rounded for convenience of presentation.

Overview

  U.S. and Florida Housing Industry Conditions

        The U.S. housing market continues to improve from the cyclical low points reached during the most recent national recession that lasted from 2008 to 2009. Between the 2005 market peak and 2011, new single-family housing sales declined 76%, according to data compiled by the U.S. Census Bureau, and median resale home prices declined 34%, as measured by the S&P Case-Shiller Index. In 2011, early signs of a recovery began to materialize in many markets around the country as a result of an improving macroeconomic backdrop and strong housing affordability, as measured by the ratio of homeownership costs to household income. In the year ended December 31, 2012, homebuilding permits increased 29% and the median existing single-family home price increased 6.6% year-over-year. Growth in new home sales outpaced growth in existing home sales over the same period, with the annual volume of new home sales increasing 20% versus 9% for existing homes (which included significant contributions from foreclosure-related sales).

        Historically, strong housing markets have been correlated with affordability, a healthy domestic economy, positive demographic trends such as population growth and household formation, falling mortgage rates, increases in renters that qualify as homebuyers, and locally based dynamics such as strong housing demand relative to housing supply. Many markets across the United States are exhibiting most of these positive characteristics. Relative to long-term historical averages, the U.S. economy is creating more jobs than homebuilding permits issued (employment is typically a primary driver of housing demand), the inventory of resale and new unsold homes is well below average, and affordability is near its highest level in more than 30 years.

        Despite recent momentum, the U.S. housing market has not fully recovered from the most recent recession that lasted from 2008 to 2009, as consumer confidence remains below average levels, mortgage underwriting standards remain tight, and the number of distressed mortgages remains elevated relative to historical averages. Additionally, real estate is a local industry and not all markets exhibit the same trends.

        The Florida residential real estate market is the second-largest in the United States, as measured by 2012 total permit issuance (single- and multi-family permits), fueled by strong population and household growth, no state income tax, an attractive climate and a growing economic base. The Florida residential real estate market experienced a deeper contraction than the United States average during the recent national economic recession and housing correction. From 2006 through 2011, Florida's total residential homebuilding permits decreased by 79% versus a national decrease of 66%. Despite being one of the largest housing markets in the nation, having issued an average of 99,000 single-family homebuilding permits annually between 2001 and 2012, Florida added an average of just 33,000 single-family permits annually from 2009 through 2012. However, permit issuance picked up in 2012, with approximately 65,000 permits issued, a 53.5% increase from 2011. JBREC is forecasting single-family home permit issuance in Florida's largest metropolitan areas (representing approximately 80% of the state measured in terms of permit issuance) to increase approximately 24% annually from 2013 to 2015.

        We believe the Florida housing market recovery is primarily being driven by improving population and employment trends. In 2012, Florida's job base grew by 1.8%, representing 134,000 jobs, which was slightly above the national average growth rate of 1.7%. In 2012, the state average unemployment rate recorded the second-largest annual decline nationwide. Through the recession, the population of the state of Florida continued to grow, albeit at a lower than historical rate. Florida had the third-highest total population growth in the United States in 2011 and 2012, adding approximately 470,000 new residents. In the past three years, Florida's population experienced a modest recovery, growing on average 1.4% per year. JBREC expects this pace to increase over the next few years.

        While the Florida housing market experienced a deeper contraction than other regions in the recent recession, we believe the Florida housing market now appears to be in the early stages of a recovery. In addition, we believe statewide economic data and metrics illustrate the improving market and potential opportunity for future growth.

  Summary Company Results

        Total revenues were $53.7 million for the three months ended March 31, 2013, increasing 62.4% from $33.1 million for the three months ended March 31, 2012, due to an increase in our Homebuilding segment revenues. Total gross margin was $10.6 million for the three months ended March 31, 2013, compared to $2.1 million for the three months ended March 31, 2012, primarily due to significant improvements in our Homebuilding gross margin as a percentage of revenue from 15.2% during the three month ended March 31, 2012 to 32.3% for the three months ended March 31, 2013. Our year-over-year increase in home deliveries has allowed us to more efficiently leverage our Homebuilding overhead resulting in better margins.

        Total revenues were $241.0 million for the year ended December 31, 2012, increasing 67.1% from $144.3 million for the year ended December 31, 2011, primarily due to an increase in our Homebuilding segment revenues. Total gross margin was $44.3 million for the year ended December 31, 2012, compared to $(8.9) million for year ended December 31, 2011, primarily due to significant improvements in our Homebuilding gross margin as a percentage of revenue from 10.7% in 2011 to 31.4% in 2012. An increase in home deliveries during 2012 allowed us to more efficiently leverage our homebuilding overhead, which generated greater margins compared to 2011. We also did not record any asset impairments during 2012, compared to $11.4 million during 2011.

        We earned net income of $0.6 million for the three months ended March 31, 2013, compared to a net loss of $6.7 million for the three months ended March 31, 2012. We generated positive earnings for the three months ended March 31, 2013 due to the revenue and gross margin from the delivery of 79 homes. For the three months ended March 31, 2012, our net loss was the result of only delivering 19 homes, which did not produce enough margin to cover our operating costs.

        We earned net income of $50.8 million for the year ended December 31, 2012, compared to a net loss of $47.1 million for the year ended December 31, 2011. Our 2012 results include $17.0 million of expense related to the early repayment of debt, $2.7 million of income and gain on sale of discontinued operations, and reflect a $52.2 million income tax benefit primarily due to the reversal of a tax liability resulting from the completion of an IRS audit for the 2003 to 2008 tax years. In 2011, our results included $2.0 million of income and gain on sale of discontinued operations and an income tax benefit of $6.1 million due to our net loss.

        As of March 31, 2013, cash and cash equivalents, excluding restricted cash, were $85.0 million, a 4.8% increase over our $81.1 million balance as of December 31, 2012, resulting from our positive cash flow from operations. Our net debt-to-net book capitalization improved to 18.2% at March 31, 2013, compared to 19.8% at December 31, 2012.

        As of March 31, 2013, the value of our backlog was $144.2 million, a 35.8% increase from $106.2 million as of March 31, 2012. The improvement reflects a 22.8% increase in new orders, as well as, higher average sales prices on new orders of 16.6% for the three months ended March 31, 2013, as compared to the three months ended March 31, 2012. Our cancellation rate as a percentage of gross new orders was 4.8% and 5.0% for the three months ended March 31, 2013 and 2012, respectively, and 6.2% and 2.8% for the years ended December 31, 2012 and 2011, respectively. Our low cancellation rates reflect a high quality backlog given our move-up, second home, and active adult target buyers.

  Three Months Ended March 31, 2013

        During the first three months of 2013, we continued to see positive momentum in the overall housing market, as evidenced by excellent housing affordability based on historical metrics, historically low mortgage rates, increasing permit activity, decreasing inventory home levels, and improving consumer confidence. We have experienced increased interest and traffic in our communities which have resulted in positive new order trends. In many of the markets we serve, housing demand appears to be greater than the supply of homes available for sale.

        Capitalizing on the improving Florida housing market, we continue to differentiate ourselves from our competition by offering luxury lifestyle communities and award-winning homes in most of coastal Florida's highest growth markets. The move-up, second home, and active adult buyer segments we target continue to exhibit favorable demographic trends, strong demand indicators, and financial stability. Overall, our positive results during the first three months of 2013 have strengthened our financial position, with solid improvements in all of our key operating metrics.

  Company Actions and Strategy—2012

        In 2012, we focused on growing revenue in each of our operating segments and maintaining a strong balance sheet. To help achieve these goals, we executed on the following actions and initiatives during 2012:

  •
  hired a new chief executive officer, Keith E. Bass, who has over 25 years of homebuilding experience, and strengthened operational management with several new hires;

  •
  re-opened two existing communities and six neighborhoods as we continued to grow our Homebuilding operations;

  •
  acquired or contracted for new land positions that are planned for approximately 385 home sites across five neighborhoods;

  •
  focused our purchasing efforts to ensure that we have an adequate subcontractor base, manage construction costs and improve the construction cycle times of our homes;

  •
  strengthened our balance sheet by issuing $50.0 million of common stock in a rights offering to help bring our net debt-to-net book capitalization to 19.8% as of December 31, 2012;

  •
  concurrent with our rights offering, we refinanced our previous senior secured subordinated term loan with our 2017 Senior Secured Term Notes, which has more favorable terms and a later maturity date;

  •
  increased profitability in our Real Estate Services businesses by maintaining our market share and streamlining our overhead structure; and

  •
  implemented several new automated systems and refined certain processes to enhance our Homebuilding operations including construction scheduling and homebuyer design selection.

        Building upon our expertise for constructing award-winning homes and developing well-amenitized lifestyle communities, we believe the initiatives and actions we have undertaken position us to take advantage of the improving economy and housing market.

  Company Actions and Strategy—2013

        As the homebuilding market continues to rebound, we are focused on growing revenue in each of our operating segments and maintaining a strong balance sheet. To help achieve these goals, we continue to execute on the following actions and initiatives during 2013:

  •
  opportunistically access the capital markets, providing additional liquidity for future growth;

  •
  increase active selling neighborhood count to provide new order and home deliveries growth;

  •
  acquire and contract for new land positions that will provide for future growth;

  •
  focus our purchasing efforts to ensure that we have an adequate subcontractor base, manage construction costs and improve the construction cycle times of our homes;

  •
  continue to maintain a strong balance sheet as evidence by our net debt-to-net book capitalization of 18.2% as of March 31, 2013;

  •
  increase profitability in our Real Estate Services businesses by participating in the Florida resale home price recovery, maintaining our market share and streamlining our overhead structure; and

  •
  continue to automate systems and refine certain processes to enhance our Homebuilding operations including construction scheduling and homebuyer design selection.

  Our Restructuring

        In 2007, the sub-prime mortgage crisis and tightening of credit markets significantly impacted the homebuilding industry as many potential homebuyers were unable to obtain financing to purchase new homes. Notably, the Florida residential real estate market experienced a deeper contraction than the United States average contraction during the recent national economic recession and housing correction. From 2006 through 2011, Florida's total residential homebuilding permits decreased by 79% versus a national decrease of 66%. Sales of single-family homes in Florida declined from 450,205 in 2005 to 341,080 in 2006, a decrease of 24.2%, after four years of continuous growth. As compared to sales of 1,260 single-family homes in 2006, our predecessor company sold only 869 and 394 single-family homes in 2007 and the first half of 2008, respectively and the average price for its single-family homes declined from $715,540 in 2006 to $494,450 in the first half of 2008. As a result of the decline in business, the Debtors and certain non-Debtor affiliates (collectively, the "WCI Group") were forced to amend their various credit agreements in order to improve operating and financial flexibility. However, on June 25, 2008, our predecessor company received notice that certain holders of its 4.0% contingent convertible senior subordinated notes due 2023 (the "Convertible Notes") intended to exercise an option that would require it to repurchase all of the aggregate principal amount of the outstanding Convertible Notes. The WCI Group anticipated that it did not have sufficient liquidity to satisfy its obligation to repurchase the outstanding Convertible Notes while still avoiding a default under its other debt obligations. The WCI Group was also at risk of its other lenders exercising remedy options that would accelerate substantially all of its outstanding indebtedness. In order to prevent the consequences of default, and in order to restructure the capital of the WCI Group, the Debtors commenced bankruptcy proceedings. On August 4, 2008, the Debtors filed voluntary petitions for Chapter 11 bankruptcy protection in the Bankruptcy Court.

        The Debtors filed an initial joint plan of reorganization and related disclosure statement on June 8, 2009, a first amended joint plan of reorganization and disclosure statement on July 1, 2009 and a second amended joint plan of reorganization and disclosure statement on July 17, 2009. The Plan received formal endorsement of both the senior secured creditors and the official committee of unsecured creditors and was confirmed by the Bankruptcy Court on August 26, 2009. The Plan was declared effective on September 3, 2009.

        Under the terms of the Plan, on the Effective Date (1) the holders of the allowed claims under the Debtors' prepetition secured debt received 95% of the new common stock, a $300.0 million senior secured term loan and a $150.0 million senior subordinated secured term loan of the Company, (2) a creditor trust for the benefit of holders of allowed unsecured claims received 5.0% of the new common stock, 100% of new class A preferred stock and $1.0 million in cash to be used for the administration of the trust, (3) a Chinese drywall trust for the benefit of holders of allowed Chinese drywall claims received 100% of the new class B preferred stock, insurance coverage actions, insurance recoveries and Chinese drywall actions, and $0.9 million in cash to be used for administration of the trust, and (4) all other unsecured creditors with allowed claims of less than $135,000 received 2% of the amount of their allowed claim in cash. The Plan did not provide for any value or distribution to the equity holders of our predecessor company.

        We emerged from bankruptcy on September 3, 2009 with a $300.0 million senior secured term loan and a $150.0 million senior secured subordinated term loan. In addition, all of our assets and liabilities, including our land portfolio, were reset to then-current fair market value.

        Given our emergence from bankruptcy in 2009 and the challenges within the homebuilding and real estate industries at that time, a significant part of our business strategy in 2010 and 2011 was focused on selling assets that we deemed non-core to our continuing operations and reducing our general and administrative expenses to maximize our cash position and pay down our outstanding debt. Pursuant to this business strategy, in 2010 and 2011, we sold substantially all of our assets outside of the state of Florida, a majority of our speculative inventory of homes and certain other real estate inventory and amenities assets that we deemed non-core to our continuing operations. Despite the difficult environment, we maximized proceeds from such sales, in 2010 and 2011, and we were able to pay down $331.2 million in aggregate principal amount of our indebtedness prior to its stated maturity. Such debt included all of the remaining debt outstanding under our senior secured term loan.

        In 2012, we used the net proceeds from the issuance of $50.0 million in common stock issued to certain of our existing stockholders or their affiliates in a rights offering and $125.0 million of our 2017 Senior Secured Term Notes issued to certain of our existing stockholders or their affiliates to repay the remaining $162.4 million outstanding under our senior secured subordinated term loan.

  Non-GAAP Measures

        In addition to the results reported in accordance with GAAP, we have provided information in this prospectus relating to Adjusted gross margin from homes delivered, EBITDA, and Adjusted EBITDA.

  Adjusted Gross Margin from Homes Delivered

        We calculate Adjusted gross margin from homes delivered from Homebuilding gross margin by subtracting gross margin (loss) from land and home sites from Homebuilding gross margin to arrive at gross margin from homes delivered. Adjusted gross margin from homes delivered is calculated by adding asset impairments, if applicable, and capitalized interest in cost of sales to gross margin from homes delivered. Management uses Adjusted gross margin from homes delivered to evaluate operating performance in our Homebuilding segment and in making strategic decisions regarding sales price, construction and development pace, product mix and other operating decisions. We believe Adjusted gross margin from homes delivered is relevant and useful to investors for evaluating our performance. This measure is considered a non-GAAP financial measure and should be considered in addition to, rather than as a substitute for, the comparable GAAP financial measures as measures of our operating performance. Although other companies in the homebuilding industry report similar information, the methods used by such companies may differ. We urge investors to understand the methods used by other companies in the homebuilding industry to calculate gross margins and any adjustments to such amounts before comparing our measures to those of such other companies.

  EBITDA and Adjusted EBITDA

        Adjusted EBITDA measures performance by adjusting net income (loss) to exclude interest expense, capitalized interest in cost of sales, income tax (benefit), depreciation ("EBITDA"), asset impairments, and expenses related to early repayment of debt. Management believes that the presentation of Adjusted EBITDA provides useful information to investors regarding our results of operations because it assists both investors and management in analyzing and benchmarking the performance and value of our business. Management also believes Adjusted EBITDA is useful to them and investors as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our capital structure (primarily interest expense), asset base (primarily depreciation and amortization), items outside the control of our management (primarily income taxes) and the volatility related to the timing and extent of non-operating activities (such as asset impairments). Accordingly, our management believes that this measurement is useful for comparing general operating performance from period to period. Other companies may define Adjusted EBITDA differently and, as a result, our measure of Adjusted EBITDA may not be directly comparable to Adjusted EBITDA of other companies. Although we use Adjusted EBITDA as a financial measure to assess the performance of our business, the use of Adjusted EBITDA is limited because it does not include certain material costs, such as interest and taxes, necessary to operate our business. Adjusted EBITDA and EBITDA should be considered in addition to, and not as substitutes for, net income (loss) in accordance with GAAP as a measure of performance. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by unusual or nonrecurring items. Our EBITDA-based measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are:

  •
  they do not reflect every cash expenditure, future requirements for capital expenditures or contractual commitments, including for the purchase of land;

  •
  they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations;

  •
  they do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;

  •
  although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced or require improvements in the future, and our EBITDA-based measures do not reflect any cash requirements for such replacements or improvements;

  •
  they are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

  •
  other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

        Because of these limitations, our EBITDA-based measures are not intended as alternatives to net income (loss) as indicators of our operating performance, as alternatives to any other measure of performance in conformity with GAAP or as alternatives to cash flow provided by operating activities as measures of liquidity. You should therefore not place undue reliance on our EBITDA-based measures or ratios calculated using those measures. Our GAAP-based measures can be found in our consolidated financial statements and related notes included elsewhere in this prospectus.

Results of Operations

        The following table sets forth our results of operations for the periods indicated:

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)	(unaudited)	($ in thousands)
Statement of Operations:
Revenues:
Homebuilding	$30,491	$9,621	$146,926	$57,101
Real estate services	16,429	16,868	73,070	68,185
Amenities	6,814	6,595	21,012	18,986

Total revenues	53,734	33,084	241,008	144,272

Cost of sales:
Homebuilding	20,656	8,157	100,786	51,013
Real estate services	16,032	16,477	71,675	68,209
Amenities	6,434	6,325	24,254	22,510
Asset impairments	—	—	—	11,422

Total cost of sales	43,122	30,959	196,715	153,154

Gross margin	10,612	2,125	44,293	(8,882)

Other (income)	(209)	(805)	(7,493)	(2,294)
Selling, general and administrative expenses	9,164	6,370	32,129	30,911
Interest expense	885	2,860	6,978	16,954
Expenses related to early repayment of debt	—	—	16,984	—

	9,840	8,425	48,598	45,571

Income (loss) from continuing operations before income taxes	772	(6,300)	(4,305)	(54,453)
Income tax benefit from continuing operations	85	—	52,233	6,140

Income (loss) from continuing operations	857	(6,387)	47,928	(48,313)
Income (loss) from discontinued operations, net of tax(1)	—	(87)	118	1,477
Gain on sale of discontinued operations, net of tax(1)	—	—	2,588	511

Net income (loss)	857	(6,387)	50,634	(46,325)
Net (loss) income from continuing operations attributable to noncontrolling interests	271	273	(189)	68

Net income from discontinued operations attributable to noncontrolling interests	—	—	—	732

Net income (loss) attributable to WCI Communities, Inc.	$586	$(6,660)	$50,823	$(47,125)

(1)
Discontinued operations include owned and operated amenities that were sold during 2012 and 2011.

Three Months Ended March 31, 2013 Compared to the Three Months Ended March 31, 2012

  Homebuilding

	Three Months Ended March 31,
	2013	2012
	($ in thousands)
Homebuilding Operation Data:
Homebuilding revenues:	$30,491	$9,621
Homes delivered	30,276	5,919
Land and home sites	215	3,702
Homebuilding gross margin	9,835	1,464
Homebuilding gross margin percentage	32.3%	15.2%
Homes delivered (units)	79	19
Average selling price per home delivered	$383	$312
New orders for homes (units)(1)	140	114
Contract values of new orders(1)	$58,152	$40,626
Average selling price per new order(1)	415	356
Cancellation rate(2)	4.8%	5.0%
Backlog (units)(3)	316	249
Backlog contract values(3)	$144,249	$106,204
Average selling price in backlog(3)	456	427
Active selling neighborhoods at period-end	20	20

(1)
New orders represents orders for homes including the amount (in units) and contract values, net of any cancellations, occurring during the reporting period.

(2)
Represents the number of orders canceled during such period divided by the number of gross orders executed during such period.

(3)
Backlog includes only orders for homes that have a binding sales agreement signed by both the homebuyers and us where the home has yet to be delivered to the homebuyer.

        Total homebuilding revenues for the three months ended March 31, 2013 were $30.5 million, an increase of $20.9 million, or 216.9%, from $9.6 million for the three months ended March 31, 2012. The increase in homebuilding revenues is primarily due to a 60-unit, or 315.8%, increase in homes delivered and a 22.8% increase in the average selling price of homes delivered. The improvement in revenues from home deliveries was partially offset by a $3.5 million decrease in land and home site sales revenues due to a decline in the sale of parcels we deemed non-core to our operations as a substantial portion of such parcels had previously been sold off.

        Homebuilding gross margin for the three months ended March 31, 2013 was $9.8 million, an increase of $8.4 million, from $1.5 million for the three months ended March 31, 2012. Homebuilding gross margin as a percentage of revenue increased to 32.3% for the three months ended March 31, 2013 from 15.2% for the three months ended March 31, 2012. The significant improvement in gross margin is primarily due to more deliveries from neighborhoods with higher average selling prices and lower relative land book values that allowed us to more efficiently leverage our homebuilding overhead. In addition, our Homebuilding gross margins were positively impacted by the low book value of our land, which was reset to fair value in September 2009 in conjunction with our restructuring and in accordance with fresh start accounting requirements.

        We delivered 79 homes during the three months ended March 31, 2013, an increase of 60 units, or 315.8%, from 19 homes delivered during the three months ended March 31, 2012. The increase in deliveries during the three months ended March 31, 2013 was primarily due to a larger backlog at year-end 2012 compared to year-end 2011, which resulted in more neighborhoods delivering homes in the three months ended March 31, 2013, compared to the three months ended March 31, 2012. The average selling price per home delivered during the three months ended March 31, 2013 was $383,000, an increase of $71,000, or 22.8%, from $312,000 for the three months ended March 31, 2012. The increase in average selling price was primarily due to a greater mix of deliveries from our communities that target move up buyers, which generally have homes with higher average selling prices.

        New orders for the three months ended March 31, 2013 were 140 homes, an increase of 26 homes, or 22.8%, from 114 homes for the three months ended March 31, 2012. The increase was primarily due to continued improvement in the overall housing market driving greater activity within our active selling neighborhoods. For the three months ended March 31, 2013, we averaged 2.3 monthly new orders per active selling neighborhood compared to 2.1 monthly new orders per active selling neighborhood during the three months ended March 31, 2012. Contract values of new orders for the three months ended March 31, 2013 were $58.2 million, an increase of $17.5 million, or 43.1%, from $ 40.6 million for the three months ended March 31, 2012, primarily due to the 26-unit increase in new order activity and an improvement in average selling price of new orders to $415,000 for the three months ended March 31, 2013 from $356,000 for the three months ended March 31, 2012.

        We had 316 units in backlog as of March 31, 2013, an increase of 67 units, or 26.9%, from 249 units as of March 31, 2012, primarily due to continued improvement in the housing market as evidenced by the increase in new orders and average selling prices. Backlog contract values as of March 31, 2013 were $ 144.2 million, an increase of $38.0 million, or 35.8%, from $106.2 million as of March 31, 2012, due to higher beginning backlog at December 31, 2012, a 26-unit increase in new orders, and higher average selling prices of new orders.

  Real Estate Services

	Three Months Ended March 31,
	2013	2012
	($ in thousands)
Real estate services revenues	$16,429	$16,868
Real estate brokerage	15,606	16,235
Title services	823	633
Real estate services gross margin	397	391
Real estate services gross margin percentage	2.4%	2.3%
Real estate brokerage closed home sale transactions	2,016	2,123
Real estate brokerage average home sale selling price	$238	$242
Title services closing transactions	635	492

        Real estate services revenues for the three months ended March 31, 2013 were $16.4 million, a decrease of $0.4 million, or 2.6%, from $16.9 million for three months ended March 31, 2012. The $0.4 million decrease was due to lower real estate brokerage revenues resulting from a 5.0% decrease in closed home sale transactions partially offset by a $0.2 million increase in title services revenues as a result of higher captured transactions from our company-owned real estate brokerage and our new home deliveries.

        Real estate services gross margin for the three months ended March 31, 2013 and 2012 was $0.4 million. Real estate services gross margins remained consistent due to higher title gross margin offsetting the decline in real estate brokerage gross margin. Real estate brokerage commissions and other variable costs for the three months ended March 31, 2013 were 72.5% of revenue which is consistent with 72.3% of revenue for the three months ended March 31, 2012.

  Amenities

	Three Months Ended March 31,
	2013	2012
	($ in thousands)
Revenues	$6,814	$6,595
Amenities gross margin	380	270

        Total amenities revenues for the three months ended March 31, 2013 were $6.8 million, an increase of $0.2 million, or 3.3%, from $6.6 million for the three months ended March 31, 2012. Membership and marina slip sales revenue was $0.1 million for the three months ended March 31, 2013, compared to $0.2 million for the three months ended March 31, 2012, a decrease of $0.1 million, primarily due to a decrease in the number of equity golf memberships and marina slips sold in the period. As a result of a 7% increase in our membership base and increases in annual membership dues pricing at several of our larger clubs, we generated $2.5 million of membership dues for the three months ended March 31, 2013, compared to $2.2 million for the three months ended March 31, 2012, an increase of $0.3 million. Club operating revenues were flat year-over-year at $4.2 million for the three months ended March 31, 2013 and 2012.

        Total amenities gross margin for the three months ended March 31, 2013 was $0.4 million, a $0.1 million improvement, compared to the three months ended March 31, 2012, primarily due to the incremental revenues continuing to cover a greater portion of the fixed operating and maintenance costs to run our clubs. Variable expenses, such as merchandise and food and beverage cost of sales, were consistent year-over-year as a percentage of revenue. Due to seasonality in our amenities operations, our quarterly results for the three months ended March 31, 2013 are not necessarily representative of the results we expect for the full year. Please refer to full year amenities results for 2012 and 2011 below.

  Other Income

        For the three months ending March 31, 2013 and 2012, other income was $0.2 million and $0.8 million, respectively. Other income for the three months ended March 31, 2013 includes $0.1 million in royalties from the sale of excess land fill and $0.1 million of other miscellaneous items. Other income for the three months ended March 31, 2012 includes $0.2 million in recoveries on various settlements, $0.4 million of trailing proceeds related to previous years' non-core asset sales, and $0.2 million of other miscellaneous items.

  Selling, General and Administrative Expenses

        Selling, general and administrative ("SG&A") expenses were $9.2 million for the three months ended March 31, 2013, an increase of $2.8 million, or 43.9%, from $6.4 million for the three months ended March 31, 2012. Sales and marketing expenses, which are comprised of commissions paid to our licensed in-house sales personnel and third-party real estate brokers, direct marketing expenses, and sales office expenses, increased $1.0 million, or 54.8%, to $2.9 million for the three months ended March 31, 2013 compared to $1.9 million for the three months ended March 31, 2012. This increase was primarily due to an increase in the commissions directly related to the increase in home deliveries. General and administrative expenses increased $1.8 million for the three months ended March 31, 2013, compared to the three months ended March 31, 2012, primarily due to additional compensation expense of $1.6 million recorded in the three months ended March 31, 2013 related to the long-term incentive compensation plan adopted in January 2013. As a percentage of total revenues, SG&A expenses decreased to 17.1% for the three months ended March 31, 2013 from 19.3% for the three months ended March 31, 2012. If our revenues continue to grow as we anticipate, we expect our SG&A as a percentage of revenue to continue to decline.

  Interest Expense

        Interest expense is comprised of interest incurred but not capitalized on our debt. Interest expense was $0.9 million for the three months ended March 31, 2013, a decrease of $2.0 million, or 69.1%, from $2.9 million for the three months ended March 31, 2012. The decrease was primarily related to a greater proportion of our interest incurred being capitalized due to increased community development spending along with less interest being incurred due to lower debt outstanding at March 31, 2013, compared to March 31, 2012.

  Income Taxes

        Income tax benefit from continuing operations was $0.1 million for the three months ended March 31, 2013, compared to no income tax expense or benefit being recorded for the three months ended March 31, 2012. The income tax benefit for the three months ended March 31, 2013 is a state tax refund from the prior year.

  Net (Income) Loss

        As a result of net changes in the foregoing items, we had net income of $0.6 million for the three months ended March 31, 2013, compared to a net loss of $6.7 million for the three months ended March 31, 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

  Homebuilding

	Year Ended December 31,
	2012	2011
	($ in thousands)
Homebuilding Operating Data:
Homebuilding revenues	$146,926	$57,101
Homes delivered	139,551	41,671
Land and home sites	7,375	15,430
Homebuilding gross margin	46,140	6,088
Homebuilding gross margin percentage	31.4%	10.7%
Homes delivered (units)	352	128
Average selling price per home delivered	$396	$326
New orders for homes (units)(1)	453	245
Contract values of new orders(1)	$184,381	$95,837
Average selling price per new order(1)	407	391
Cancellation rate(2)	6.2%	2.8%
Backlog (units)(3)	255	154
Backlog contract values(3)	$114,063	$69,102
Average selling price in backlog(3)	447	449
Active selling neighborhoods at period-end	20	17

(1)
New orders represents orders for homes including the amount (in units) and contract values, net of any cancellations, occurring during the reporting period.

(2)
Represents the number of orders canceled during such period divided by the number of gross orders executed during such period.

(3)
Backlog includes only orders for homes that have a binding sales agreement signed by both the homebuyers and us where the home has yet to be delivered to the homebuyer.

        Total homebuilding revenues for the year ended December 31, 2012 were $146.9 million, an increase of $89.8 million, or 157.3%, from $57.1 million for the year ended December 31, 2011. The increase in homebuilding revenues is primarily due to a 224-unit, or 175.0%, increase in homes delivered and a 21.5% increase in the average selling price of homes delivered. The improvement in revenues from home deliveries was partially offset by an $8.1 million decrease in land and home site sales revenues for the year ended December 31, 2012, primarily due to a decline in the sale of parcels we deemed non-core to our operations as a substantial portion of such parcels had previously been sold off.

        Homebuilding gross margin for the year ended December 31, 2012 was $46.1 million, an increase of $40.0 million, from $6.1 million for the year ended December 31, 2011. Homebuilding gross margin as a percentage of revenue increased to 31.4% for the year ended December 31, 2012 from 10.7% for the year ended December 31, 2011. The significant improvement in gross margin is primarily due to more deliveries from communities with higher average selling prices and lower relative book values, the increase in the number of deliveries as we continued to open additional neighborhoods which more efficiently leveraged our homebuilding overhead, and our land and home site sales generating $2.2 million of gross margin for the year ended December 31, 2012, compared to a loss of $2.2 million, excluding impairment charges, for the year ended December 31, 2011. In addition, our Homebuilding gross margins were positively impacted by the low book value of our land, which was reset to fair value in September 2009 in conjunction with our restructuring and in accordance with fresh start accounting requirements.

        We delivered 352 homes during the year ended December 31, 2012, an increase of 224 units, or 175.0%, from 128 homes delivered during the year ended December 31, 2011. The increase in deliveries during the year ended December 31, 2012 was primarily due to a 156-unit, or 140.5%, increase in deliveries in communities where we had deliveries in the prior year and 85 deliveries in four communities that had their first deliveries during 2012 and was partially offset by deliveries within a few close-out communities in 2011. The average selling price per home delivered during the year ended December 31, 2012 was $396,000, an increase of $70,000, or 21.5%, from $326,000 for the year ended December 31, 2011. The increase in average selling price was primarily due to a greater mix of deliveries from our communities that target primary move-up and second home buyers, which generally have homes with higher average selling prices.

        New orders for the year ended December 31, 2012 were 453 homes, an increase of 208 homes, or 84.9%, from 245 homes for the year ended December 31, 2011. The increase was primarily due to an improvement in the overall housing market, the opening of two new communities, more active selling neighborhoods within existing communities, and a full year of sales activity in 2012 for communities that opened for sale during 2011. For the year ended December 31, 2012, we averaged 1.9 monthly new orders per active selling neighborhood compared to 1.6 monthly new orders per active selling neighborhood during the year ended December 31, 2011. Contract values of new orders for the year ended December 31, 2012 were $184.4 million, an increase of $88.6 million, or 92.5%, from $95.8 million for the year ended December 31, 2011, primarily due to the 208-unit, or 84.9%, increase in new orders along with an improvement in average selling price of new orders to $407,000 for the year ended December 31, 2012 from $391,000 for the year ended December 31, 2011.

        We had 255 units in backlog as of December 31, 2012, an increase of 101 units, or 65.6%, from 154 units as of December 31, 2011, primarily due to an overall improvement in the housing market as evidenced by our increase in new orders and additional active selling neighborhoods. Backlog contract values as of December 31, 2012 were $114.1 million, an increase of $45.0 million, or 65.1%, from $69.1 million as of December 31, 2011, due to the 101-unit increase in new orders. While we experienced overall price appreciation on our 2012 new orders activity, the 2012 year-end backlog consisted of a greater mix of multi-family homes that were lower-priced, which resulted in the average selling price in backlog being flat year-over-year.

  Real Estate Services

	Year Ended December 31,
	2012	2011
	($ in thousands)
Real estate services revenues	$73,070	$68,185
Real estate brokerage	69,772	65,560
Title services	3,298	2,625
Real estate services gross margin	1,395	(24)
Real estate services gross margin percentage	1.9%	0.0%
Real estate brokerage closed home sale transactions	9,113	9,210
Real estate brokerage average home sale selling price	$246	$230
Title services closing transactions	2,395	1,863

        Real estate services revenues for the year ended December 31, 2012 were $73.1 million, an increase of $4.9 million, or 7.2%, from $68.2 million for the year ended December 31, 2011. The $4.9 million increase consisted of increases in real estate brokerage and title services of $4.2 million, or 6.4%, and $0.7 million, or 25.6%, respectively. The real estate brokerage improvement resulted from a 7.0% increase in average home sale selling price on closed home sale transactions, partially offset by a 1.1% decline in closed home sale transactions. Title services revenues increased due to a 28.6% increase in the number of closing transactions primarily related to an increase in our new home deliveries and improved capture of company-owned real estate brokerage transactions during 2012. In addition to our new home deliveries and company-owned real estate brokerage transactions, title revenues are generated from third-party home sale and refinance transactions.

        Real estate services gross margin for the year ended December 31, 2012 was $1.4 million, compared to a loss of $24,000 for the year ended December 31, 2011. This improvement is primarily due to higher average selling prices generating additional real estate brokerage revenues during 2012. After payment of commissions to our independent real estate agents and other variable costs, revenues exceeded our fixed occupancy and overhead costs to a greater extent in 2012 than in 2011. Real estate brokerage commissions and other variable costs were flat year-over-year at 73.3% of revenue. The increase in title services gross margin primarily related to the growth in closing transactions as our overhead costs were consistent during 2011 and 2012.

  Amenities

	Year Ended December 31,
	2012	2011
	($ in thousands)
Revenues	$21,012	$18,986
Amenities gross margin	(3,242)	(3,524)

        Total amenities revenues for the year ended December 31, 2012 were $21.0 million, an increase of $2.0 million, or 10.7% from $19.0 million for the year ended December 31, 2011. Membership and marina slip sales revenues were $1.2 million for the year ended December 31, 2012, compared to $0.4 million for the year ended December 31, 2011, an increase of $0.8 million. The total number of memberships sold was flat year-over-year; however, a greater mix of higher-priced equity memberships and marina slips were sold during 2012. The sale of more equity memberships and marina slips, where revenue is fully recognized compared to nonequity memberships which amortize revenue over a 20-year period, was the primary driver of the increase in membership revenues. Fewer sales incentives also contributed to the increase. As a result of a 7% increase in our membership base and increases in annual membership dues pricing at several of our larger clubs, we generated $9.0 million of membership dues for the year ended December 31, 2012, compared to $8.1 million for the year ended December 31, 2011, an increase of $0.9 million. Club operating revenue also increased to $10.8 million for the year ended December 31, 2012, compared to $10.5 million for the year ended December 31, 2011, an increase of $0.3 million.

        Due to the impact of the recent national recession on the real estate, golf and marina markets along with many of our amenities operating in the early-to-middle stage of their life cycles, our amenities are currently generating operating losses. Total amenities gross margin for the year ended December 31, 2012 was $(3.2) million, a $0.3 million, or 8.0%, improvement compared to 2011, primarily due to the incremental revenues covering a greater portion of the fixed operating and maintenance costs to run our clubs. Variable expenses, such as merchandise and food and beverage cost of sales, were consistent year-over-year as a percentage of revenue.

  Impairments

        For the year ended December 31, 2012, we did not record any impairments on inventory or long-lived assets, as those assets meeting the criteria as held for sale had fair values in excess of carrying values, and those assets classified as held and used had undiscounted cash flows in excess of their carrying values. We recorded $11.4 million of impairments for the year ended December 31, 2011 on six land parcels and three amenities assets resulting in an aggregate fair value after impairment charges of $17.6 million. During 2011, based on changes in market conditions and updated estimates used in determining fair value, we recorded impairment charges of $10.0 million and $1.4 million, respectively, on certain land we deemed non-core to our operations and on amenity assets held for sale.

  Other Income

        For the years ending December 31, 2012 and 2011, other income was $7.5 million and $2.3 million, respectively. Other income for the year ended December 31, 2012 includes $3.2 million in recoveries on various settlements, $1.1 million from the sale of prepaid impact fees credits, $1.0 million from the return of escrow funds related to a legal reserve, $0.8 million of interest income, $0.7 million from the gain on sale of fixed assets, and $0.7 million of other miscellaneous items. Other income for the year ended December 31, 2011 includes a $2.7 million legal settlement, $0.5 million related to the reversal of a sales tax audit reserve, $0.4 million of income from our joint ventures, and $0.5 million of other miscellaneous items offset by $1.8 million of additional legal reserves recorded in 2011.

  Selling, General and Administrative Expenses

        Selling, general and administrative ("SG&A") expenses were $32.1 million for the year ended December 31, 2012, an increase of $1.2 million, or 3.9%, from $30.9 million for the year ended December 31, 2011. Sales and marketing expenses, which are comprised of commissions paid to our licensed in-house sales personnel and third-party real estate brokers, direct marketing expenses, and sales office expenses, increased $6.0 million, or 81.1%, to $13.4 million for the year ended December 31, 2012 compared to $7.4 million for the year ended December 31, 2011. This increase was due to the opening of additional communities and neighborhoods during 2012. The additional sales and marketing expenses were partially offset by a $5.0 million reduction in real estate taxes and homeowners' association deficit funding expenses, from $6.9 million for the year ended December 31, 2011 to $1.9 million for the year ended December 31, 2012, resulting from a greater portion of these costs being capitalized during 2012, as compared to 2011. As a percentage of total revenues, SG&A expenses decreased to 13.3% for the year ended December 31, 2012 from 21.4% for the year ended December 31, 2011. If our revenues continue to grow as we anticipate, we expect our SG&A as a percentage of revenue to continue to decline.

  Interest Expense

        Interest expense is comprised of interest incurred but not capitalized on our debt. Interest expense was $7.0 million for the year ended December 31, 2012, a decrease of $10.0 million, or 58.8%, from $17.0 million for the year ended December 31, 2011. The decrease was primarily related to a greater proportion of our interest being capitalized due to increased community development spending during 2012. Increased sales activity resulting from the improving housing market led us to accelerate the development of home sites for future Homebuilding operations.

  Expenses Related to Early Repayment of Debt

        During 2012, we paid off our senior secured subordinated term loan, which had an outstanding balance of $162.4 million, with proceeds from the issuance of $125.0 million of our 2017 Senior Secured Term Notes and $50.0 million in common stock issued to certain of our existing stockholders or their affiliates in the rights offering discussed above. As a result of these transactions, we wrote-off $17.0 million in unamortized debt discount and deferred financing costs associated with the existing loan, which were recorded as expenses related to early repayment of debt for the year ended December 31, 2012.

  Income Taxes

        Income tax benefit from continuing operations was $52.2 million for the year ended December 31, 2012, compared to $6.1 million for the year ended December 31, 2011. The increase was primarily due to the reversal of tax liability resulting from the completion of an IRS audit for the 2003 through 2008 tax years.

        In 2008 and 2009 we recorded a reserve related to unrecognized tax benefits and a related income tax receivable for positions taken on our U.S. federal tax returns. We had substantial authority for the tax positions claimed on the tax returns and related net operating loss carry backs, but did not believe that those positions rose to the more likely than not threshold for financial statement recognition.

        In 2012, we recognized the related tax benefit of $50.5 million associated with the underlying tax positions as a result of the settlement with the IRS for the years 2003 through 2008.

        As of December 31, 2012, we had a net deferred tax asset of $204.0 million which has been fully reserved against with a corresponding valuation allowance of the same amount. Approximately $88.7 million of that net deferred tax asset represents unrealized built-in losses primarily related to our inventory of property. As a result of prior changes in ownership under Section 382, our deferred tax assets are subject to certain limitations and our ability to recognize a tax benefit from these unrealized built-in losses may be limited depending on, among other things, when, and at what price, we sell the underlying assets. Consequently, for U.S. federal and state income tax purposes, assets with built-in losses sold (i) prior to January 1, 2014, are generally subject to an approximately $85,000 gross annual deduction limitation, (ii) between January 1, 2014 and September 3, 2014 are generally subject to an approximately $10.5 million annual deduction limitation, and (iii) after September 3, 2014 currently are not subject to limitations. Through December 31, 2012, we have recovered over 53% of the built-in losses contained in assets that we have sold since the beginning of 2010 and over 88% of the built-in losses contained in assets we sold during the year ended December 31, 2012. Additionally, as of December 31, 2012, $114.4 million of our deferred tax asset represents net operating loss carryforwards, $70.5 million of which is generally subject to an approximately $85,000 gross annual deduction limitation. The remaining $43.9 million of net operating loss carryforwards we have as of December 31, 2012 is currently not subject to limitations. However, a change in ownership under Section 382, which is expected as a result of this offering and may occur at additional times in the future, would place limitations on our ability to use built-in losses and net operating loss carryforwards that are currently not subject to limitations. See "Risk Factors—Risks Related to Our Business—Our net operating loss carryforwards could be substantially limited as a result of this offering or if we otherwise experience an 'ownership change' as defined in Section 382, or if we do not generate enough taxable income in the future."

  Discontinued Operations

        We report the operating results of our retained and operated amenities that are classified as assets held for sale as discontinued operations on our consolidated balance sheets and their respective results of operations, including any gain (loss) on sale, in discontinued operations on our consolidated statements of operations. During the year ended December 31, 2012, we sold two recreational amenity facilities for a total of $11.4 million in revenue and resulting gain of $2.6 million, net of tax, compared to the sale of two golf courses and associated amenity clubs for a total of $15.8 million in revenue and a gain of $0.5 million, net of tax, during the year ended December 31, 2011. As of December 31, 2012, we did not have any Amenities assets held for sale that would be reported on the consolidated balance sheet as discontinued operations. As part of our operating strategy, we will continue to execute on specific exit plans related to our Amenities assets, which may include a sale to the community homeowners' association or a third party as communities and their related amenities mature.

  Net (Income) Loss

        As a result of net changes in the foregoing items, we had net income of $50.8 million for the year ended December 31, 2012, compared to a net loss of $47.1 million for the year ended December 31, 2011.

Liquidity and Capital Resources

  Overview

        We rely on our ability to finance our operations by generating cash flows, accessing the debt and equity capital markets and independently obtaining letters of credit and surety bonds to finance our projects and provide financial guarantees. Our principal uses of capital are for home construction, land acquisition and development, and operating expenses. Our working capital needs depend upon proceeds from home deliveries and land and home site sales, fees generated from our Real Estate Services businesses, the sale of amenities memberships and related annual dues and golf and restaurant operations. We remain focused on generating positive margins in our Homebuilding operations and acquiring desirable land positions that will keep us positioned for future growth.

        Cash flows for each of our communities depend on their stage in the development cycle, and can differ substantially from reported earnings. Early stages of development or expansion require significant cash outlays for land acquisitions, entitlements and other approvals, and construction of model homes, roads, utilities, general landscaping and other amenities. Because these costs are a component of our inventory and are not recognized in our statement of operations until a home is delivered, we incur significant cash outlays prior to our recognition of earnings. In the later stages of community development, cash inflows may significantly exceed earnings reported for financial statement purposes, as the cash outflow associated with home and land construction was previously incurred.

        We are actively acquiring and developing land in our markets to maintain and grow our supply of home sites. As demand for new homes continues to improve and we expand our business, we expect that cash outlays for land purchases and land development will exceed our cash generated by operations. During the three months ended March 31, 2013, we delivered 79 homes, purchased seven home sites for $1.3 million, spent $2.6 million on land development, and started construction on 140 homes. During the year ended December 31, 2012, we delivered 352 homes, purchased 22 home sites for $3.0 million, spent $14.9 million on land development, and started construction on 509 homes. The opportunity to purchase substantially finished home sites in desired locations is becoming increasingly more limited and competitive. As a result, we are spending, and plan to spend more, on land development, as we expect to purchase more undeveloped land and partially finished home sites.

        We exercise strict controls and believe we have a prudent strategy for company-wide cash management, including those related to cash outlays for land and inventory acquisition and development. We require multiple party account control and authorization for payments. We competitively bid each phase of the development and construction process and closely manage production schedules and payments. Land acquisition decisions are reviewed and analyzed by our executive management team and are ultimately approved by the land committee of our board of directors or our full board of directors depending on the size of the investment. As of March 31, 2013 we had $85.0 million of cash and cash equivalents, excluding restricted cash, a $3.9 million increase from December 31, 2012, primarily as a result of cash flow from home deliveries partially offset by land acquisition and development spending and increases in our home inventory under construction. We intend to generate cash from the sale of our inventory, but we intend to redeploy the net cash generated from the sale of inventory to acquire and develop strategic and well-positioned home sites that represent opportunities to generate desired margins, as well as for other operating purposes.

        We intend to employ both debt and equity as part of our ongoing financing strategy, coupled with redeployment of cash flows from continuing operations, to provide us with the financial flexibility to access capital on the best terms available. In that regard, we expect to employ prudent levels of leverage to finance the acquisition and development of our home sites and construction of our homes. Our primary sources of liquidity for operations during the 2012 and 2011 periods have been cash flow from operations, the sale of non-core assets, the issuance of our 2017 Senior Secured Term Notes and the issuance of additional common stock. During the next twelve months, after giving effect to this offering and the use of proceeds therefrom as described in "Use of Proceeds," based on current operations and anticipated growth, we believe we can meet our cash requirements with existing cash and cash equivalents and cash flow from operations (including sales of our homes and land). To a large extent, though, our cash flow generation ability is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to fund our liquidity needs. Further, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may seek alternative financing, such as restructuring or refinancing our existing 2017 Senior Secured Term Notes, selling assets or operations or selling additional debt or equity securities. We cannot assure you that we will be able to do so on favorable terms, if at all. Any inability to generate sufficient cash flow, refinance our debt or incur additional debt on favorable terms could adversely affect our financial condition and could cause us to be unable to service our debt and may delay or prevent the expansion of our business or otherwise require us to forego market opportunities. See "Risk Factors—Risks Related to Our Indebtedness—We may need additional financing to fund our operations or expand our business, and if we are unable to obtain sufficient financing or such financing is obtained on adverse terms, we may not be able to operate or expand our business as planned, which could adversely affect our results of operations and future growth."

        Following this offering, in accordance with our growth strategy, we intend to opportunistically raise approximately $             million of debt capital, subject to market and other conditions. We would expect to use the proceeds from any such financing primarily for the repayment of our 2017 Senior Secured Term Notes, the acquisition and development of land, home construction and general corporate purposes. Additionally, we will also look to finance our working capital needs by entering into a revolving credit facility following this offering. We intend to maintain adequate liquidity, a strong balance sheet, and we will continue to evaluate opportunities to access the capital markets as they become available.

  2017 Senior Secured Term Notes

        On June 8, 2012, we issued $125.0 million of 2017 Senior Secured Term Notes to our Principal Investors at a price of 98% of their principal amount pursuant to a note purchase agreement. See "Certain Relationships and Related Party Transactions—Sale and Purchase of Securities—2017 Senior Secured Notes." The net proceeds of the 2017 Senior Secured Term Notes were used to repay our senior subordinated secured term loan, which had a balance of $162.4 million. The 2017 Senior Secured Term Notes mature on May 15, 2017 and are guaranteed by certain of our material domestic subsidiaries. The 2017 Senior Secured Term Notes are secured by a first priority security interest in all real and personal property owned by us and the guarantors, including, without limitation, a pledge of all equity interests owned by us and the guarantors, subject to certain exceptions. Interest on the 2017 Senior Secured Term Notes is paid monthly at a rate based on LIBOR plus 8.0%, subject to a minimum interest rate floor of 2.0%.

        Voluntary prepayment of the 2017 Senior Secured Term Notes is permitted at any time. The following prepayment premium shall be due (including, in the event of a change of control (as defined in the note purchase agreement)) on any principal amount of the 2017 Senior Secured Term Notes voluntarily prepaid or due upon an event of default (as defined in the note purchase agreement) and acceleration of the 2017 Senior Secured Term Notes:

        On or before June 8, 2013—102.0%

        After June 8, 2013 and on or before June 8, 2014—101.0%

        After June 8, 2014—100.0%

        The note purchase agreement contains covenants that limit our ability and the ability of certain of our subsidiaries to, among other things, incur additional indebtedness, incur liens, make investments, make acquisitions of any assets constituting a business unit or any real property interest, merge or transfer all or substantially all of our assets, sell assets, engage in transactions with affiliates, pay dividends or make other distributions on capital stock, engage in new lines of business and permit any cash or cash equivalents to be maintained outside of control accounts, in each case, subject to certain exceptions.

        In addition, the note purchase agreement contains certain financial covenants. We are required to maintain (i) a minimum amount of shareholder equity, (ii) a minimum amount of liquidity (defined as the aggregate of (i) cash and cash equivalents and (ii) the amount available to be drawn under the Permitted Revolving Credit Facility (as defined below)) and (iii) a maximum net debt to total capitalization percentage. As of March 31, 2013, our shareholder equity was $169.5 million (compared to a minimum requirement of $125.0 million), our liquidity was $85.0 million (compared to a minimum requirement of $10.0 million) and our net debt to total capitalization percentage was 18.2% (compared to a maximum percentage of 65%). Violations of the financial covenants in the note purchase agreement, if not waived by the lenders or cured, could result in acceleration by the lenders. As of March 31, 2013, we were in compliance with all of the covenants under the note purchase agreement.

        The note purchase agreement permits us, with the prior written consent of the holders of 2017 Senior Secured Term Notes holding at least a majority in aggregate principal amount of 2017 Senior Secured Term Notes outstanding, to issue additional notes under the note purchase agreement or under an incremental facility in an aggregate amount of up to $25.0 million, subject to certain conditions. Any such incremental facility will rank pari passu in right of payment and security with the 2017 Senior Secured Term Notes. Any such incremental facility will mature no earlier than the final maturity of, and will have a weighted average life to maturity that is no shorter than the final maturity of, the 2017 Senior Secured Term Notes.

        Moreover, the note purchase agreement permits us to incur first-priority senior secured indebtedness in the form of a revolving credit facility (the "Permitted Revolving Credit Facility") of up to an aggregate of $35.0 million (or $25.0 million as long as the Stonegate Loan remains outstanding) without the prior consent of the holders of the 2017 Senior Secured Term Notes holding at least a majority in aggregate principal amount of such notes and $50.0 million (or $40.0 million as long as the Stonegate Loan is outstanding) with the prior written consent of such holders. We are also permitted to obtain new letters of credit obtained after June 8, 2012 in an aggregate amount available to be drawn under such new letters of credit at any time not to exceed $5.0 million.

  Stonegate Loan

        On February 28, 2013, WCI and WCI Communities, LLC ("WCI LLC") entered into a $10.0 million senior loan with Stonegate Bank secured by a first mortgage on a parcel of land comprising the Pelican Preserve Town Center located in Lee County, Florida. The loan is also secured by the right to certain fees and charges that we are to receive as owner of the Pelican Preserve Town Center.

        During the initial 36 months, the loan is structured as a revolving credit facility with interest paid quarterly at a variable rate equal to the prime rate published in the Wall Street Journal (adjusted for any change) plus 1.0%, subject to a minimum interest rate floor of 4.0%. During the subsequent 24 months, the loan converts to a term loan with principal and interest to be paid monthly at a fixed rate equal to the ask yield of the corresponding U.S. Treasury Bond for a term for five years, subject to a minimum interest rate of 5.0%. As of March 31, 2013, there were no borrowings drawn on the loan. The loan matures on February 28, 2018.

        During the initial 36 months of the loan, we also have the ability to request from Stonegate Bank standby letters of credit in an aggregate amount of up to $5.0 million outstanding at any given time. Each letter of credit will reduce the availability under the Stonegate Loan dollar for dollar and we will pay to Stonegate Bank 0.75% of the face amount of each letter of credit and Stonegate Bank's customary issuance and renewal fees associated with letters of credit.

        The loan agreement contains covenants that limit the ability of WCI and WCI LLC to sell assets related to the Pelican Preserve Town Center project, enter into any merger unless WCI is the surviving entity, transfer control or ownership of WCI LLC, incur liens on the Pelican Preserve Town Center property, waive, excuse or postpone the payment of any assessments related to the Pelican Preserve Town Center property, amend any agreement materially and adversely affecting the Pelican Preserve Town Center project and amend, terminate, waive any provision of or modify any existing or future lease relating to the Pelican Preserve Town Center project, in each case, subject to certain exceptions.

  Letters of Credit and Surety Bonds

        We use letters of credit and surety bonds to secure our performance under various land development and construction agreements, land purchase obligations, escrow agreements, financial guarantees and other arrangements. As of March 31, 2013, we had $4.5 million in letters of credit outstanding. Surety bonds do not have stated expiration dates; rather, we are released from the bonds as the contractual performance is completed. These bonds, which totaled $10.5 million as of March 31, 2013, are typically outstanding over a period of approximately one to five years or longer depending on the pace of development. If banks were to decline to issue letters of credit or surety companies were to decline to issue surety bonds, our ability to operate could be significantly restricted and could have an adverse effect on our business and results of operations. See "Risk Factors—Risks Related to Our Indebtedness—If we cannot obtain letters of credit and surety bonds, our ability to operate may be restricted."

  Cash Flows

        The following summarizes our cash flows for the years ended December 31, 2012 and 2011, as reported in our consolidated statements of cash flows in the accompanying consolidated financial statements, and the three months ended March 31, 2013 and 2012, as reported in our unaudited consolidated statements of cash flows in the accompanying unaudited consolidated financial statements:

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)	(unaudited)
	($ in thousands)
Operating activities
Net cash provided by (used in) operating activities	$4,654	$(7,339)	$22,014	$(19,721)
Investing activities
Net cash provided by (used in) investing activities	(404)	(157)	11,605	13,999
Financing activities
Net cash provided by (used in) financing activities	(327)	(2,032)	4,125	(3,097)

Net increase (decrease) in cash and cash equivalents	3,923	(9,528)	37,744	(8,819)
Cash and cash equivalents at beginning of period	81,094	43,350	43,350	52,169

Cash and cash equivalents at end of period	$85,017	$33,822	$81,094	$43,350

        We generated $4.7 million and used $7.3 million in net cash provided by (used in) operating activities for the three months ended March 31, 2013 and 2012, respectively. The $12.0 million increase in cash provided by operating activities in the three months ended March 31, 2013, compared to the three months ended March 31, 2012, was primarily due to the receipt of a $16.7 million IRS refund and a $7.2 million improvement in net income (loss) partially offset by additional land development and acquisition spending.

        We generated $22.0 million and used $19.7 million in net cash provided by (used in) operating activities for the years ended December 31, 2012 and 2011, respectively. The $41.7 million increase in cash provided by operating activities in the year ended December 31, 2012, compared to the year ended December 31, 2011, was primarily due to a $50.1 million improvement in our loss from continuing operations before income taxes.

        Net cash used in investing activities for the three months ended March 31, 2013 and 2012, was $0.4 million and $0.2 million, respectively. For both of these periods, these amounts represented additions to property and equipment.

        Net cash provided by investing activities for the years ended December 31, 2012 and 2011 was $11.6 million and $14.0 million, respectively. For both 2012 and 2011, proceeds from the sale of discontinued operations exceeded additions to property and equipment as we continued to divest ourselves of legacy non-core amenities assets. The $5.2 million decrease in proceeds received in 2012 compared to 2011 related to the overall nature and value of the amenities assets sold. This decrease was partially offset by a $1.9 million distribution of capital from our unconsolidated mortgage joint venture and $0.7 million in proceeds from the sale of property and equipment, in each case, in 2012.

        Net cash used in financing activities was $0.3 million and $2.0 million for the three months ended March 31, 2013 and 2012, respectively. The net cash used in financing activities for the three months ended March 31, 2013 was primarily related to debt issuance costs on the Stonegate loan. The net cash used in financing activities in the three months ended March 31, 2012 was primarily related repayments on our senior subordinated secured term loan.

        Net cash provided by financing activities was $4.1 million for the year ended December 31, 2012, compared to net cash used of $3.1 million for the year ended December 31, 2011. The net cash provided by financing activities for the year ended December 31, 2012 was primarily due to the issuance of $125.0 million of the 2017 Senior Secured Term Notes, net of $2.5 million in financing costs, and $50.0 million of additional equity, net of $1.7 million in issuance costs, in June 2012, which was partially offset by a repayment of $162.4 million of the senior subordinated secured term loan. The net cash used in financing activities in the year ended December 31, 2011 primarily related to distributions to noncontrolling interests in our joint ventures and payments on community development district obligations.

Off-Balance Sheet Arrangements and Contractual Obligations

        We selectively enter into business relationships in the form of partnerships and joint ventures with unrelated parties. These partnerships and joint ventures are utilized to acquire, develop, market and operate homebuilding, amenities and real estate projects. In connection with the operation of these partnerships and joint ventures, the partners may agree to make additional cash contributions to the partnerships pursuant to the partnership agreements. We believe that future contributions, if required, will not have a significant impact on our liquidity or financial position. If we fail to make required contributions, we may lose some or all of our interest in such partnerships or joint ventures.

        In the normal course of business, we may enter into contractual arrangements to acquire developed and undeveloped land parcels and home sites. We are subject to customary obligations associated with entering into contracts for the purchase of land and improved home sites. These purchase contracts typically require a cash deposit and the purchase of properties under these contracts is generally contingent upon satisfaction of certain requirements by the sellers, including obtaining applicable property and development entitlements. We also utilize option contracts with land sellers as a method of acquiring land in staged takedowns, to help us manage the financial and market risk associated with land holdings, and to reduce the use of funds from our corporate financing sources. Option contracts generally require a non-refundable deposit for the right to acquire home sites over a specified period of time at pre-determined prices. We generally have the right at our discretion to terminate our obligations under both purchase contracts and option contracts by forfeiting our cash deposit with no further financial responsibility to the land seller. As of March 31, 2013, we had $2.5 million of non-refundable cash deposits pertaining to purchase contracts for approximately 1,903 home sites with an aggregate remaining purchase price of $65.5 million, net of deposits.

        Our utilization of land option contracts is dependent on, among other things, the availability and willingness of sellers to enter into option takedown arrangements, the availability of capital to financial intermediaries to finance the development of optioned home sites, general housing market conditions, and local market dynamics. Options may be more difficult to procure from land sellers in strong housing markets.

        The following is a schedule of our long-term contractual commitments, including the current portion of our long-term indebtedness at December 31, 2012, over the periods we expect them to be paid (dollars in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 Years
Operating leases(1)	$11,216	$4,127	$5,807	$1,282	$—
2017 Senior Secured Term Notes(2)	125,000	—	—	125,000	—
2017 Senior Secured Term Notes interest payments(2)(3)	54,653	12,500	25,000	17,153	—
Land purchase obligations(4)	18,400	18,400	—	—	—

Total	$209,269	$35,027	$30,807	$143,435	$—

(1)
For a more detailed description of our operating leases, see Note 15 of the notes to our consolidated financial statements included elsewhere in this prospectus.

(2)
As of December 31, 2012, our 2017 Senior Secured Term Notes represented our only long-term debt outstanding. For a more detailed description of our 2017 Senior Secured Term Notes see "—Liquidity and Capital Resources—2017 Senior Secured Term Notes."

(3)
Represents the estimated interest payments on our 2017 Senior Secured Term Notes based on the rate effective as of December 31, 2012 and is calculated to the stated maturity date.

(4)
Represents the remaining purchase price under land purchase contracts, net of the deposit. If we do not purchase the land under contract, we will forfeit our non-refundable deposit related to the land. In January 2013, we closed on $1.3 million of land under purchase and option contracts. Subsequent to December 31, 2012, we entered into a land option contract for aggregate land purchase obligations of approximately $3.2 million, net of deposits. If we do not purchase the land under contract, we will forfeit our non-refundable deposits related to the land. For a more detailed description of our land purchase and option contracts see "—Off Balance Sheet Arrangements and Contractual Obligations" and "Business—Recent and Pending Land Acquisitions."

        On February 28, 2013, WCI and WCI LLC entered into the $10.0 million Stonegate Loan. Currently, there are no borrowings drawn under the loan. See "—Liquidity and Capital Resources—Stonegate Loan." In addition, following this offering, in accordance with our growth strategy, we intend to opportunistically raise approximately $             million of debt capital, subject to market and other conditions. We would expect to use the proceeds from any such financing primarily to repay our 2017 Senior Secured Term Notes, the acquisition and development of land, home construction and general corporate purposes. Additionally, we will also look to finance our working capital needs by entering into a revolving credit facility following this offering.

Community Development District Obligations

        In connection with the development of certain of our communities, community development or improvement districts may utilize bond financing to fund construction or acquisition of certain on-site and off-site infrastructure improvements, near or at these communities. We utilize two primary types of bonds issued by the district, type "A" or "B," which are used to reimburse us for construction or acquisition of certain infrastructure improvements. The "A" bond is the portion of a bond offering that is ultimately intended to be assumed by the end-user and the "B" bond is our obligation. The obligation to pay principal and interest on the bonds issued by the districts is assigned to each parcel within the district. If the owner of the parcel does not pay this obligation, a lien is placed on the property to secure the unpaid obligation. The bonds, including interest and redemption premiums, if any, and the associated lien on the property are typically payable, secured, and satisfied by revenues, fees, or assessments levied on the property benefited. The amount of community development district and improvement district bond obligations issued and outstanding with respect to our communities totaled $35.1 million and $35.2 million at March 31, 2013 and December 31, 2012, respectively. Bond obligations at March 31, 2013 and December 31, 2012 have maturity dates ranging from 2014 to 2034. As of March 31, 2013 and December 31, 2012, we have recorded in accounts payable and other liabilities $9.7 million and $9.7 million, respectively, net of debt discounts of approximately $2.1 million and $2.3 million, respectively, which represents the estimated amount of bond obligations that we may be required to pay. For a more detailed description of our community development district obligations, see Note 10 of the notes to our consolidated financial statements as of and for the year ended December 31, 2012 included elsewhere in this prospectus.

Inflation

        We and the homebuilding industry may be adversely affected by inflation, primarily as it relates to increased costs to finance our land acquisitions, make land improvements, purchase raw materials and pay subcontractor labor. If we are unable to recover these increased costs through higher selling prices to homebuyers, our gross margins could be impacted. Because the selling prices of our homes in backlog are fixed at the time a buyer enters into a contract to acquire a home, any inflation in the costs of raw materials and labor costs greater than those anticipated may result in lower gross margins.

        Increases in home mortgage interest rates may also make it more difficult for our buyers to qualify for home mortgage loans, potentially decreasing home sales. Over the past three fiscal years, the impact of inflation has not been material to our results of operations.

Seasonality

        We have historically experienced, and in the future expect to continue to experience, variability in our results on a quarterly basis, primarily due to our Homebuilding segment. Because many of our Florida buyers prefer to close on their home purchases before the winter, the fourth quarter of each year often produces a disproportionately large portion of our total year's revenues, profits and cash flows. Typically, we expect to generate a higher proportion of our annual total Homebuilding revenues in the fourth quarter. Our revenue therefore may fluctuate significantly on a quarterly basis and we must maintain sufficient liquidity to meet short-term operating requirements.

        As a result of seasonal activity, our quarterly results of operation and financial position at the end of a particular quarter are not necessarily representative of the results we expect at year end. We expect this seasonal pattern to continue, although it may be affected by economic conditions in the homebuilding industry.

        In contrast to our typical seasonal results, the weakness in homebuilding market conditions in the United States during recent years has mitigated our historical seasonal variations. Although we may experience our typical historical seasonal pattern in the future, we can make no assurances as to when or whether this pattern will recur. See "Risk Factors—Risks Related to Our Business—Our quarterly operating results may fluctuate because of the seasonal nature of our business and other factors."

Critical Accounting Policies

        A comprehensive enumeration of the significant accounting policies is presented in Note 2 of the notes to our audited consolidated financial statements included elsewhere in this prospectus. Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with GAAP. In preparing these financial statements, we are required to make certain estimates, judgments and assumptions. These estimates, judgments and assumptions affect the reported amounts of our assets and liabilities, including the disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of our revenues and expenses during the periods presented. We evaluate these estimates and assumptions on an ongoing basis. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable at the time the estimates and assumptions are made. However, future events and their effects cannot be predicted with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from these estimates and assumptions under different circumstances or conditions, and such differences may be material to the financial statements. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

  Use of Estimates

        The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could significantly differ from these estimates.

  Cash and Cash Equivalents and Concentration of Credit Risk

        We consider all highly liquid instruments with an original purchased maturity of three months or less as cash equivalents. At March 31, 2013 and December 31, 2012, cash and cash equivalents included $1.2 million and $2.3 million, respectively, of amounts in transit from title companies for transactions closed at or near year-end.

        At March 31, 2013 and December 31, 2012, a significant portion of our cash balances were held on deposit with one financial institution. Consequently, if that financial institution failed to perform its duties under the terms of our depository agreements with them, we could incur a significant loss or have a lack of access to cash in our operating accounts.

  Restricted Cash

        Restricted cash consists primarily of funds held in escrow accounts representing customer deposits restricted as to use and cash collateral in support of outstanding letters of credit. We receive cash earnest money deposits from our customers who enter into home sales contracts. We are restricted from using such deposits in construction unless we take measures to release state imposed restrictions on such deposits received from homebuyers which may include posting escrow bonds. At March 31, 2013 and December 31, 2012, we had $10.6 million and $11.4 million, respectively, outstanding in escrow bonds used to release restrictions on customer deposits.

        Our restricted cash balance includes $6.0 million and $6.4 million in restricted cash related to customer deposits at March 31, 2013 and December 31, 2012, respectively. At March 31, 2013 and December 31, 2012, respectively, we had $4.5 million of cash collateral posted in support of outstanding letters of credit.

  Real Estate Inventories and Capitalized Interest

        Real estate inventories consist of land and land improvements, investments in amenities, and homes that are under construction or completed. Total land and common development costs are apportioned to each home, lot, amenity or parcel on the relative sales value method, while site specific development costs are allocated directly to the benefited land. Investments in amenities include costs associated with the construction of clubhouses, golf courses, marinas, tennis courts and various other recreational facilities which we intend to recover through equity membership and marina slip sales.

        All of our real estate inventories are reviewed for recoverability on a quarterly basis as our inventory is considered "long-lived" in accordance with ASC 360, Property, Plant and Equipment ("ASC 360"). Impairment charges are recorded to write down an asset to its estimated fair value if the undiscounted cash flows expected to be generated by the asset are lower than its carrying amount. Our determination of fair value is based on projections and estimates. Changes in these expectations may lead to a change in the outcome of our impairment analysis, and actual results may also differ from our assumptions. Each community or land parcel is evaluated individually. For those assets deemed to be impaired, the impairment recognized is measured as the amount by which the assets' carrying amount exceeds their fair value. Further discussion of asset impairments for the years ended December 31, 2012 and 2011 is included in Note 5 of the notes to our audited consolidated financial statements included elsewhere in this prospectus.

        We construct amenities in conjunction with the development of certain planned communities and account for related costs in accordance with ASC 330, Inventories ("ASC 330"). Our amenities are transferred to common interest realty associations ("CIRAs"), sold as equity membership clubs, sold separately or retained and operated by us. The cost of amenities conveyed to a CIRA is classified as a common cost of the community and included in real estate inventories. This cost is allocated to cost of sales on the basis of the relative sales value of the homes sold. The cost of amenities sold as equity membership clubs are included in real estate inventories classified as investment in amenities. See Note 3 of the notes to our audited consolidated financial statements included elsewhere in this prospectus. Costs of amenities retained and operated by us are accounted for as property and equipment.

        In accordance with ASC 835, Interest ("ASC 835"), interest incurred relating to land under development and construction of homes is capitalized to real estate inventories during the active development period. For homes under construction we include the underlying developed land costs and in-process homebuilding costs in our calculation of capitalized interest. Capitalization ceases upon substantial completion of each home with the related interest capitalized being charged to cost of sales when the home is delivered.

        Interest incurred relating to the construction of amenities is capitalized to real estate inventories for equity membership clubs or property and equipment for clubs to be retained and operated by us. Interest capitalized to real estate inventories is charged to costs of sales as related homes, home sites, amenity memberships and parcels are delivered. Interest capitalized to property and equipment is depreciated on the straight-line method over the estimated useful lives of the related assets.

  Property and Equipment, net

        Property and equipment is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

        Included in our property and equipment are recreational amenity assets that are considered held and used. With respect to these assets, if events or changes in circumstances, such as a significant decline in membership or membership pricing, significant increases in operating costs, or changes in use, indicate that the carrying value may be impaired, an impairment analysis is performed in accordance with ASC 360. Our analysis consists of determining whether the asset's carrying amount will be recovered from its undiscounted estimated future cash flows, including estimated residual cash flows, such as the sale of the asset. These cash flows are estimated based on various assumptions that are subject to economic and market uncertainties, including, among others, demand for golf memberships, competition within the market, changes in membership pricing, and costs to operate each property. If the carrying amount of the asset exceeds the sum of its undiscounted future operating and residual cash flows, an impairment loss is recorded for the difference between estimated fair value of the asset and the net carrying amount. We estimate the fair value by using discounted cash flow analysis. There were no impairments recorded during the years ended December 31, 2012 and 2011, related to property and equipment, net.

        Expenditures for maintenance and repairs are charged to expense as incurred. Costs of major renewals and improvements, which extend useful lives, are capitalized.

  Assets of Discontinued Operations

        In accordance with ASC 360, the Company records assets of discontinued operations, primarily constructed amenity assets that were retained and operated by us, at the lower of the carrying value or fair value less costs to sell. Under ASC 360, the following criteria must be met for an asset to be classified as an asset held for sale:

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  management has the authority and commits to a plan to sell the asset;

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  the asset is available for immediate sale in its present condition;

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  there is an active program to locate a buyer and the plan to sell the property has been initiated;

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  the sale of the asset is probable within one year;

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  the asset is being actively marketed at a reasonable sale price relative to its current fair value; and

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  it is unlikely that the plan to sell will be withdrawn or that significant changes to the plan will be made.

        In determining the fair value of the assets less cost to sell, the Company considers such factors as current sales prices for comparable assets in the area, recent market analysis studies, appraisals, any recent legitimate offers, and listing prices of similar assets. If the estimated fair value less cost to sell of an asset is less than its current carrying value, the asset is written down to its estimated fair value less cost to sell.

        Due to uncertainties in the estimation process, it is reasonably possible that actual results could differ from the estimates used in our historical analyses. Our assumptions about sale prices require significant judgment because the current market is highly sensitive to changes in economic conditions. We calculated the estimated fair values of the assets based on current market conditions and assumptions made by management, which may differ materially from actual results and may result in additional impairments if market conditions continue to deteriorate.

  Goodwill

        Goodwill represents the excess of the estimated fair value of our Real Estate Services business over its tangible net assets. ASC 350, Intangibles—Goodwill and Other ("ASC 350"), provides guidance on accounting for intangible assets and eliminates the amortization of goodwill and certain identifiable intangible assets. Under the provisions of ASC 350, goodwill is tested for impairment annually. Evaluating goodwill for impairment is a two-step process that involves the determination of the fair value and the carrying value of our reporting units in which we have recorded goodwill. A reporting unit is a component of an operating segment for which discrete financial information is available and reviewed by our management on a regular basis. All of our goodwill is related to reporting units included in our Real Estate Services reportable segment. In 2012, we adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update 2011-08, Testing Goodwill for Impairment ("ASU 2011-08"), which gives an entity the option of performing a qualitative assessment before calculating the fair value of the reporting unit when testing goodwill for impairment. If the fair value of the reporting unit is determined, based on qualitative factors, to be more-likely-than-not less than the carrying amount of the reporting unit, then entity is required to perform the two-step goodwill impairment test.

        Inherent in the determination of the fair value of a reporting unit are certain estimates and judgments, including the interpretation of current economic indicators and market valuations, as well as our strategic plans with regard to our operations. We typically use a revenue or income approach to determine the fair value of our reporting units when performing our impairment test of goodwill. The income approach establishes fair value by methods which discount or capitalize revenues, earnings and/or cash flow by a discount or capitalization rate that reflects market rate of return expectations, market conditions and the risk of the relative investment. If the fair value of the reporting unit is less than its carrying value, then the second step of the impairment test is performed to measure the amount of any impairment loss. The impairment loss is determined by comparing the implied fair value of goodwill to the carrying value of goodwill. The implied fair value of goodwill represents the excess of the fair value of the reporting unit over amounts assigned to its net assets.

        We review goodwill annually (or whenever qualitative indicators of impairment exist) for impairment. There was no goodwill impairment recorded during the years ended December 31, 2012 and 2011.

  Warranty Reserves

        We generally provide our single- and multi-family homebuyers with a one-to-three-year limited warranty, respectively, for all material and labor and a ten-year warranty for certain structural defects. Warranty reserves have been established by charging cost of sales and crediting a warranty liability for each home delivered. The amounts charged are estimated by management to be adequate to cover expected warranty-related costs under all unexpired warranty obligation periods. Our warranty reserves are based upon historical warranty cost experience and are adjusted as appropriate to reflect qualitative risks associated with the homes constructed. See Note 11 of the notes to our audited consolidated financial statements included elsewhere in this prospectus.

  Revenue and Profit Recognition

        Homebuilding revenues and related profits are recognized in accordance with ASC 360 at the time of delivery under the full accrual method for single- and multi-family homes. Under the full accrual method, revenues and related profits are recognized when collectibility of the sales price is reasonably assured and the earnings process is substantially complete. When a sale does not meet the requirements for income recognition, profit is deferred until such requirements are met and the related sold inventory is classified as completed inventory.

        Real estate services revenues include real estate brokerage and title services operations. Real estate brokerage and title service revenues are recognized upon closing of a sales contract.

        Revenues from amenity operations include the sale of equity memberships and marina slips, nonequity memberships, billed membership dues, and fees for services provided. Equity memberships entitle buyers to a future ownership interest in the amenity facility upon turnover of the club to the membership in addition to the right to use the facilities in accordance with the terms of the membership agreement. Nonequity memberships only entitle buyers the right to use the amenity facilities in accordance with the terms of membership agreement. Equity membership and marina slip sales are recognized at the time of closing. Equity membership sales and the related cost of sales are initially recorded under the deposit or cost recovery method. Revenue recognition for each equity club program is reevaluated on a periodic basis based upon changes in circumstances. If we can demonstrate that it is likely we will recover proceeds in excess of remaining carrying value and no material contingencies exist, such as a developer rescission clause, the full accrual method is then applied. Nonrefundable nonequity memberships entitle buyers the right to use the respective amenity facility over its useful life and are sold separately from homes within our communities. Nonequity membership initiation fees are deferred and amortized to amenities revenues over 20 years, representing the membership period, which is based on the estimated average depreciable life of the amenity facilities. This treatment most closely matches revenues with the expenses of operating the club over the membership period. Both equity and nonequity memberships require members to pay membership dues that are billed in advance on either an annual or quarterly basis and are recorded as deferred revenue and then recognized as revenue ratably over the term of the membership period. Revenues for services are recorded when the service is provided.

        Revenues and related profit from land sales, which are included in homebuilding revenues on the accompanying consolidated statements of operations, are recognized at the time of closing. Revenues and related profits are recognized in full when collectibility of the sales price is reasonably assured and the earnings process is substantially complete. When a sale does not meet the requirements for income recognition, profit is deferred under the deposit method and the related inventory is classified as completed inventory. The deferred income is recognized as our involvement is completed.

        Sales incentives, such as reductions in listed sales prices of homes, golf club memberships, and marina slips, are classified as a reduction of revenue. Sales incentives such as free products or services are classified as cost of sales.

  Home Cost of Sales

        Cost of home deliveries includes direct home construction costs, land acquisition, land development and related costs, both incurred and estimated to be incurred, warranty costs, closing costs, development period interest and common costs. We use the specific identification method for the purpose of accumulating home construction costs. Land acquisition and land development are allocated to each lot within a subdivision based upon relative fair value of the lots prior to home construction. We record all home cost of sales when a home is delivered on a house-by-house basis.

  Real Estate Brokerage Cost of Sales

        Real estate brokerage revenue primarily consists of the gross commission income we receive on real estate transactions for which we acted as the broker. We pay a portion of the commission received to the independent real estate agents that are contracted with our real estate brokerage operations. These commissions are a direct cost of real estate brokerage revenue and are included in Real Estate Services cost of sales in the consolidated statement of operations.

  Income Taxes

        We account for income taxes in accordance with ASC 740, Income Taxes ("ASC 740"), which requires recognition of income tax currently payable, as well as deferred tax assets and liabilities resulting from temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. ASC 740 requires that companies assess whether valuation allowances should be established based on the consideration of all available evidence using a "more likely than not" standard. We assess our deferred tax assets annually to determine if valuation allowances are required.

        ASC 740 defines the methodology for recognizing the benefits of tax return positions as well as guidance regarding the measurement of the resulting tax benefits. This requires an enterprise to recognize the financial statement effects of a tax position when it is more likely than not (defined as a likelihood of more than 50%), based on the technical merits, that the position will be sustained upon examination. In addition, it provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The evaluation of whether a tax position meets the more-likely-than-not recognition threshold requires a substantial degree of judgment by management based on the individual facts and circumstances. Actual results could differ from these estimates.

  Earnings (Loss) Per Share

        We compute basic earnings (loss) per share by dividing net earnings (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share gives effect to the potential dilution that could occur if securities or contracts to issue common stock that are dilutive were exercised or converted into common stock or resulted in the issuance of common stock that then shared in our earnings. In periods of net losses, no dilution is computed.

  Stock-Based Compensation

        We account for share-based awards in accordance with ASC 718, Compensation—Stock Compensation ("ASC 718"). ASC 718 requires that the cost from all share-based payment transactions be recognized in the financial statements. ASC 718 requires all entities to apply a fair-value based measurement in accounting for share-based payment transactions with employees and nonemployees.

  Recently Issued Accounting Pronouncements

        In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Fair Value Measurement ("ASU 2011-04"), which amends ASC 820, Fair Value Measurements and Disclosures ("ASC 820"), to clarify existing guidance and minimize differences between GAAP and International Financial Reporting Standards. ASU 2011-04 requires entities to provide information about valuation techniques and unobservable inputs used in Level 3 fair value measurements and provide a narrative description of the sensitivity of Level 3 measurements to changes in unobservable inputs. ASU 2011-04 was adopted for our year beginning January 1, 2012 and did not have a material impact on our financial statements.

        In September 2011, the FASB issued Accounting Standards Update 2011-08, Testing Goodwill for Impairment ("ASU 2011-08"), which amends the guidance in ASC 350. Under ASU 2011-08, entities have the option of performing a qualitative assessment before calculating the fair value of the reporting unit when testing goodwill for impairment. If the fair value of the reporting unit is determined, based on qualitative factors, to be more-likely-than-not less than the carrying amount of the reporting unit, then entities are required to perform the two-step goodwill impairment test. ASU 2011-08 was adopted for our year beginning January 1, 2012, and did not have a material impact on our financial statements.

Implications of Being an Emerging Growth Company

        We qualify as an emerging growth company as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

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  a requirement to have only two years of audited financial statements and only two years of related Selected Financials and Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure;

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  an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

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  an exemption from new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation;

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  reduced disclosure about the emerging growth company's executive compensation arrangements; and

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  no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

        The JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

        We have elected to adopt the reduced disclosure requirements available to emerging growth companies, including only providing two years of audited financial statements and only two years of related Selected Financials and Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of our elections, which may cause a less active trading market for our common stock and more volatility in our stock price.

        We may take advantage of these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some but not all of these reduced burdens.

Quantitative and Qualitative Disclosure on Market Risks

        We are exposed to market risks related to fluctuations in interest rates on our outstanding variable rate debt, including our 2017 Senior Secured Term Notes and any future borrowings under the Stonegate Loan. As of March 31, 2013, we had $125.0 million outstanding under our 2017 Senior Secured Term Notes and no borrowings outstanding under the Stonegate Loan. Assuming the Stonegate Loan is fully drawn and $125.0 million remains outstanding under our 2017 Senior Secured Term Notes, a hypothetical one percentage point increase in interest rates on our variable rate debt would increase our annual interest expense by approximately $100,000.

        For variable rate debt, interest rate changes generally do not affect the fair value of the debt instrument, but do impact future earnings and cash flows, assuming other factors are held constant. We did not utilize swaps, forward or option contracts on interest rates or commodities, or other types of derivative financial instruments during 2012. We have not entered into and currently do not hold derivatives for trading or speculative purposes.

HOUSING MARKET OVERVIEW

        Unless otherwise indicated, market data is derived from a market study prepared for us in connection with this offering by John Burns Real Estate Consulting, LLC ("JBREC") based on the most recent data available as of February 2013. Founded in 2001, JBREC is an independent research provider and consulting firm focused on the housing industry. The following information contains forward-looking statements which are subject to uncertainty and you should review "Special Note Concerning Forward-Looking Statements," as well as "Risk Factors—Risks Related to Our Business—The estimates, forecasts and projections relating to our markets prepared by JBREC are based upon numerous assumptions and may not prove to be accurate" and the other information in "Risk Factors."

National Housing Market

        The U.S. housing market continues to improve from the cyclical low points reached during the most recent national recession that lasted from 2008 to 2009. Between the 2005 market peak and 2011, new single-family housing sales declined 76%, according to data compiled by the U.S. Census Bureau, and median resale home prices declined 34%, as measured by the S&P Case-Shiller Index. In 2011, early signs of a recovery began to materialize in many markets around the country as a result of an improving macroeconomic backdrop and strong housing affordability, as measured by the ratio of homeownership costs to household income. In the year ended December 31, 2012, homebuilding permits increased 29% and the median existing single-family home price increased 6.6% year-over-year. Growth in new home sales outpaced growth in existing home sales over the same period, with the annual volume of new homes sales increasing 20% versus 9% for existing homes (which included significant contribution from foreclosure-related sales).

        Historically, strong housing markets have been correlated with affordability, a healthy domestic economy, positive demographic trends such as population growth and household formation, falling mortgage rates, increases in renters that qualify as homebuyers, and locally based dynamics such as strong housing demand relative to housing supply. Many markets across the U.S. are exhibiting most of these positive characteristics. Relative to long-term historical averages, the U.S. economy is creating more jobs than homebuilding permits issued (employment is typically a primary driver of housing demand), the inventory of resale and new unsold homes is well below average, and affordability is near its highest level in more than 30 years.

        Despite recent momentum, the U.S. housing market has not fully recovered from the most recent recession that lasted from 2008 to 2009, as consumer confidence remains below average levels, mortgage underwriting standards remain tight, and the number of distressed mortgages remains elevated relative to historical averages. Additionally, real estate is a local industry and not all markets exhibit the same trends.

        The U.S. housing market is in the beginning of phase three of a three-phase supply-constrained housing recovery, as described below:

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  Phase 1—job growth begins.

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  Phase 2—price appreciation occurs among low-priced homes in foreclosure, increasing resale prices to the point that purchasing a new home provides a good value compared to purchasing an existing home. Reduced resale inventory and affordability are fueling a surge in demand for new homes in this recovery.

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  Phase 3—strong demand and limited supply lead to considerable price appreciation in land-constrained markets and a resurgence in construction activity in markets with sufficient land supplies. Price appreciation allows discretionary buyers to sell their existing homes and potentially purchase a new home.

        While conditions are improving, significant future growth is required to return to pre-recession housing market conditions.

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  New home construction starts, as measured by the U.S. Census Bureau through January 2013, are at 890,000 units per year. From a low of 478,000 in April 2009, current new home construction activity is 40% of the way back to normal activity at 1.5 million annual starts, which is comparable to housing starts in the year 2000, a period that is reflective of a more stable market. Permits issued through January 2013 are nearly twice the level of the 478,000 annual starts in April 2009.

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  Existing home sales, as measured by the National Association of Realtors, are reported at 4,920,000 annualized transactions through January 2013, which JBREC estimates to be a stable level based on a ratio of existing home sales activity per household during the late 1980s and 1990s, when the housing market was in a more balanced environment and many economic variables were near historical averages. Existing home sales had fallen to an annualized rate of 3,300,000 transactions in July 2010.

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  New home sales, as measured by the U.S. Census Bureau, are reported at 473,000 annualized transactions through January 2013, representing 31% of a recovery to a level of 800,000 annual transactions, which JBREC estimates to be a stable level based on new home sales activity during the late 1990s, when the housing market was in a more balanced environment and many economic variables were near historical averages. New home sales bottomed in February 2011 at 273,000 annualized transactions.

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  Home affordability for the nation reached its most favorable levels during the housing downturn as prices and mortgage rates declined. A combination of rising prices and mortgage rates is likely to increase the cost of housing relative to household incomes for U.S. homebuyers over the next five years, bringing affordability measures closer to the historical median level measured from 1981 to 2012.

Demand. Job growth is one of the most important factors for a healthy housing market. While year-over-year job growth is once again positive after significant losses from 2008 through 2010, recent growth has moderated amidst fiscal uncertainty. Additionally, the rate of job growth in economic recoveries has slowed over the last 30 years, primarily as a result of the aging U.S. labor force, productivity improvements and globalization. JBREC assumes that job growth will grow at a 1.7% compound annual rate from 2013 through 2015. By the end of 2014, the economy is expected to have recovered all of the 7.7 million jobs lost between 2008 and 2010.

The average employment growth to homebuilding permit ratio for the country was 2.5 for the year ended December 31, 2012. A balanced ratio in a stable market is 1.2 to 1.3. This ratio has been above a stable market ratio for several quarters due to a rise in employment growth coupled with historically low homebuilding permit levels. Eventually, the relative excess job growth to homebuilding permit growth should lead to improving consumer confidence and new home sales, which should drive increased construction activity.

Household formations are expected to average 1.40 million per year through 2015, based on population growth that averages 0.9% per year and headship rates (which is the percentage of people in an age group that head a household) that return to levels that are more consistent with historical trends by 2025. The reduction in headship rates for nearly all age groups from 2000 to 2010 was caused primarily by the economic distress in the late 2000s. Immigration is expected to add to the household and population growth as well, occurring at approximately 0.3% per year, and mostly concentrated in the 20 to 40 year old demographic.

        A lack of inventory is limiting sales activity in the existing home market, but sales are expected to grow through 2015, in part, due to continued investor activity. After decreasing to 4.1 million transactions in 2008 from a peak of nearly 7.1 million transactions three years prior, existing home sales transactions are currently just over 4.9 million, hampered by a large decrease in the supply of homes on the market. JBREC forecasts that sales will rise to 5.4 million transactions in 2015, which would be slightly higher than the sales activity in 2001. The share of sales that were for investment purposes rose to 27% in 2011, which was the highest rate since 2005. An elevated share of distressed sales is expected to keep investor activity above normal levels in the near term. Many investors are converting distressed inventory to rentals for a long-term hold, which is aiding the recovery process as they are removing marginal inventory that otherwise depresses prices.

        The projected slow but steady job growth should support absorption of the rising new home supply, which is coming off historical lows. New home sales transactions reached a trough in 2011 at 306,000 homes sold, and are forecasted to rise steadily to 684,300 sales in 2015—a level last reached in pre-boom 1997 and slightly higher than 2007. The new home market currently has only 43,000 units of completed supply, which is near the lowest level in more than 30 years, and JBREC expects construction levels to increase as the price of housing rebounds.

        Supply.    JBREC is forecasting measurable improvement in new residential construction activity. Activity should steadily increase through 2015 at a rate that slightly exceeds the recovery in past regional downturns, such as what happened in Houston in the late 1980s and Southern California in the late 1990s. With prices rising, and certain submarkets stabilized, homebuilder demand for lots is increasing substantially.

        Very little entitlement processing took place during the housing correction, so the supply of finished, or even approved lots, is very tight today. There will be a lag in the delivery of new lot supply, especially in markets with a prolonged approvals process, such as California and Seattle. In many metro areas, lot prices are quickly approaching peak values as demand exceeds supply.

        The number of existing homes available for sale (not including "shadow inventory," which is the number of homes with a mortgage that are in some form of distress but that are not currently for sale) continues its general downward trend after peaking in 2007. As of February 28, 2013, there were 4.7 months of inventory supply on the market, which is well below the peak level and below the average of 7.2 months of supply over the past 30 years.

        The excess of vacant homes in the U.S. has been reduced significantly to an estimated 52,000 units as of February 28, 2013, according to JBREC. The vacant housing inventory had accumulated as investors and second-home buyers purchased homes for profit and personal use, and again as the severe recession significantly reduced household formations. As household growth outpaces construction, the excess vacancy is clearing and housing vacancy is stabilizing nationally, although this will vary by local market.

        While the number of homes entering the foreclosure process is declining, the overall volume is still high relative to historical levels. Approximately 11.3% of all mortgages were delinquent as of the fourth quarter of 2012—nearly twice the pre-2008 level. The shadow inventory is still substantial. This supply is likely to be sold or liquidated over the next several years. JBREC believes that banks will dispose of many of these distressed loans through either short sales or foreclosures and will do so at a moderate rate so as to limit the downward pressure on home prices resulting from the liquidation. One risk is that banks change their philosophy and decide to dispose of these distressed loans at a more rapid pace.

        While the volume of distressed mortgages is high relative to historic levels, only 9% of the total housing units in the United States have some sort of distress; the remaining 91% do not, as estimated by JBREC as of February 2013.

Burns Affordability Index. Affordability in the existing home market is at historically favorable levels nationally. The ratio of annual housing costs (which is mortgage payment plus a portion of the down payment) for the median-priced resale home to the median household income is near an all-time low, dating back to 1981. Due to rising mortgage rates coupled with expected home price appreciation, affordability conditions nationally are expected to weaken gradually in the coming years, nearing their historical median levels in 2015. While affordability conditions vary by market, most markets have experienced their most favorable historical affordability during this cycle.

According to the Burns Home Value Index, which provides an estimate of home value trends based on automated valuation models (AVMs) that "electronically appraise" every home in the market and estimate home values, rather than just the small sample of homes that are actually transacting, home values are trending up. The combination of historically low mortgage rates, a declining percentage of distressed sales, and low inventory levels should drive rising home values. JBREC estimates national home values appreciated by approximately 2.0% in 2012, and forecasts national appreciation of 7.5% in 2013, 8.5% in 2014, and 6.4% in 2015. Many factors can influence this outlook. Purchases by the Federal Reserve of mortgage-backed securities cause JBREC to believe that the Federal Reserve would like to see home prices rise—and is succeeding in doing so.

        Increasing home price appreciation will be supported by low mortgage rates, which remain historically favorable and are expected to remain low in the near term due to low inflation and global economic uncertainty. JBREC assumes that average 30-year fixed mortgage rates will rise gradually to 5.0% by 2015, as increasing inflation and an improved economy drive rates higher after this period of very low inflation. The risk with this assumption is that interest rates can change quickly.

        There is a strong case for home price appreciation:

  •
  Housing demand—demand is growing much faster than the new home supply being added to the market, which is helping to reduce the excess existing supply in the market. With a lower level of excess supply, prices will rise, as there will be multiple buyers for every house on the market for sale.

  •
  Affordability—the most favorable affordability in decades will make it easier for buyers to pay higher prices for homes.

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  Investment—hard assets, such as real estate, are broadly considered an inflation hedge, and many investors will focus on inflation once the current deflation concerns subside. International investors sense an opportunity to buy U.S. real estate, partially due to favorable exchange rates. Also, large institutional investors as well as local investment groups see an opportunity to buy homes at below replacement cost or below the historical price/income ratio, and have been driving prices up.

        The Bear Case.    While the fundamentals are in place for a recovery in the housing market, there are a number of factors that are, or could potentially slow the recovery, including the following:

  •
  The market is experiencing a low level of activity from entry-level buyers due to a lack of savings, challenges with back-end debt-to-income ratios and credit, and uncertainty about the housing market and the economy.

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  A low level of home purchases by current homeowners is occurring due to the high loan-to-value ratios of many existing homeowners.

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  The economy could still experience slow and volatile growth in the years to come, and even a recession. Recessions caused by excess leverage, such as the recent recession, usually resolve over many years and the path is typically very volatile.

  •
  A large number of mortgaged homes will continue to go through the foreclosure process and will be sold under duress.

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  Mortgage rates could rise.

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  The implementation of qualified mortgage and qualified residential mortgage rules proposed in the Dodd Frank Wall Street Reform and Consumer Protection Act could make mortgages more difficult to obtain. The recent qualified mortgage definition recommended a 43% back-end debt-to-income ratio, which is generally more accommodative than the early 1990s.

  •
  Development and building costs are rising, which could negatively impact homebuilder margins.

        In addition, the government deficit is substantial, and the United States will be subject to further credit rating downgrades until political leadership develops and executes a plan to address the deficit. A lack of fiscal accountability could cause U.S. economic problems for years to come.

        Conclusion.    In summary, housing is a risky asset class, but JBREC believes the outlook for the housing market is very favorable as a result of several factors, including the following:

  •
  Housing demand is strong.  The number of adults finding employment is exceeding new home supply (as measured by permit issuance) by a ratio of 2.5 to 1.

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  Housing supply is low.  Resale inventory is well below the historical average months of supply, new home inventory is near an all-time low, and new construction is well below historical averages.

  •
  Affordability is historically favorable.  With current mortgage rates at an all-time low of 3.5%+ for a 30-year fixed rate mortgage, and home prices in many markets back to levels last seen in 2003, homeownership is an attractive financial option.

        JBREC forecasts that the excesses of the recent downturn will clear and that home prices and construction will increase for the foreseeable future.

Florida Overview

        The Florida residential real estate market is the second-largest in the United States as measured by 2012 total permit issuance (single and multifamily permits), fueled by strong population and household growth, no state income tax, an attractive climate, and a growing economic base. The Florida residential real estate market experienced a deeper contraction than the United States average during the recent national economic recession and housing correction. From 2006 through 2011, Florida's total residential homebuilding permits decreased by 79% versus a national decrease of 66%. Despite being one of the largest housing markets in the nation, having issued an average of 99,000 single-family homebuilding permits annually between 2001 and 2012, Florida added an average of just 33,000 single-family permits annually from 2009 through 2012. However, permit issuance picked up in 2012, with approximately 65,000 permits issued, a 53.5% increase from 2011.

        JBREC is forecasting single-family home permit issuance in Florida's largest metropolitan areas (representing approximately 80% of the state measured in terms of permit issuance) to increase approximately 24% annually from 2013 to 2015.

        Florida's housing market is recovering as it benefits from low new home supply, strong affordability, and rising home prices. Additionally, the large presence of investors and foreign buyers in select markets of the state is helping to reduce existing inventory and fuel demand for new homes—especially in the condominium sector. The housing recovery in Florida is uneven, with metropolitan areas like Orlando, Tampa, and Naples experiencing strong signs of recovery, while Jacksonville and the Panhandle are improving at a slower pace.

        After losing over 10% of its job base from 2007-2010, Florida's economy is recovering. In 2011, the state added 80,000 jobs, which was a 1.1% gain from 2010. In 2012, Florida's job base grew 1.8%, representing a gain of 134,000 jobs, which was slightly above the national average growth rate of 1.7%. The Leisure and Hospitality, Professional and Business Services and Trade and Transportation sectors are the three primary drivers, as these sectors added 40,300, 31,400 and 32,800 jobs in 2012, respectively.

        Florida's unemployment rate was 8.6% in 2012, higher than the U.S. average of 8.1%. However, the state unemployment rate is improving rapidly. The Bureau of Labor Statistics reports Florida's average annual unemployment rate declined by 1.7% in 2012 from the previous year. This was the second largest annual decline behind Nevada.

        Population growth in Florida is a key driver of housing demand. The U.S. Census Bureau notes Florida had the third-highest total population growth in the U.S. from July 1, 2011, to July 1, 2012 adding approximately 235,300 new residents.

Florida has historically benefited from population growth averaging 1.8% per year (almost double the national average) from 1990-2012. In 2008-2009, Florida's population continued to grow, but at an average annual pace of 0.7%, which was the slowest pace since the previous recession in the early 1990s. In the past three years, Florida's population experienced a modest recovery, growing on average 1.4% per year. JBREC expects this pace to increase over the next few years.

Florida's housing markets continue to benefit from an influx of retirees and seasonal residents. The median age for Florida in 2012 was 41.2 years, considerably older than the U.S. average of 37.3 years.

Demand in 2012 was greater than new supply added to the market, with job growth significantly higher than the number of homebuilding permits issued in that same time. The 2012 employment growth to homebuilding permit ratio was 2.1; a normal range measured over the last 30 years for the Florida market would be 0.5 to 1.0. The employment growth to homebuilding permit ratio in Florida is relatively low, given the large number of retirees in the state who buy homes but are not counted in the employment data.

Florida's housing markets benefit from strong affordability. When comparing the housing cost to income ratios of owning the median-priced home, current affordability conditions are much better than the historical median in all Florida metros. The Burns Affordability Index compares a metro's affordability against its own history, and is graded on a scale of 0.0 (best) to 10.0 (worst) with 5.0 the median since 1981. The Index also takes into consideration the change in mortgage rates over time in estimating ownership costs, which can significantly impact the monthly payment.

As existing home sales improve, the months of supply across the state also improve, according to the Florida Association of Realtors. In fact, inventory dropped to 5.5 months in 2012 versus 8.3 months in 2011. This is slightly above the national average of 4.2, but still indicative of limited inventory across the state.

Most of the larger metropolitan areas in Florida experienced positive home price appreciation in 2012. The Burns Home Value Index provides an estimate of home value trends in a metropolitan area, based on an "electronic appraisal" of every home in the market, rather than just the small sample of homes that are actually transacting. Fort Myers, Sarasota, and Naples experienced the fastest pace of growth in 2012. However, despite these home price gains, the metropolitan areas still remain extremely affordable.

Investor activity is rising in Florida, which is increasing demand and resulting in lower inventory levels. In Orlando and Miami, 45% of total sales were to investors in the fourth quarter of 2012, which is among the highest in the nation. Tampa, Naples, and Fort Lauderdale also experienced high rates of investor activity, at 43%, 54%, and 44%, respectively. The Southwest Florida markets have generally experienced a lower level of investor activity than Southeast Florida and Orlando. Many of the investors in Florida are foreign buyers paying all cash for homes, which is helping clear excess inventory throughout the state and resulting in home price appreciation.

        Many of Florida's housing markets are land constrained and will likely experience a slower pace of construction growth over the long term. Limited supply is expected to drive land and home prices higher as demand for new homes increases. In fact, this trend is already occurring across the state and especially in Naples, Miami, Fort Lauderdale, and West Palm Beach.

        Overall, Florida's housing market is recovering from a deep housing recession. The region's job base is growing again, which is driving housing demand. Additional demand for homes by retirees and second-home buyers will also contribute to the market recovery in future years. Homebuilders are reporting very strong sales and improving pricing power, especially in markets where future land supply is limited. The company's "core" markets possess many positive attributes critical for a healthy housing market and are expected to exhibit solid growth.

Cape Coral-Fort Myers, FL Housing Market Overview

        Cape Coral-Fort Myers, Florida, is a part of a single Metropolitan Statistical Area ("MSA") which consists of Lee County. The Cape Coral-Fort Myers MSA ("Fort Myers MSA") had as an estimated population of 648,000 people and 274,200 households in 2012, making it the 8th-most populous county in Florida. Cape Coral-Fort Myers has benefited from its strong affordability, numerous housing options, its location close to the Gulf of Mexico, and its reputation as an established retirement destination. The Cape Coral-Fort Myers MSA also benefits from strong population and household growth which is the primary driver of housing demand in this market.

        The Fort Myers MSA housing market was one of the first to experience a sharp decline in 2007, but it has also been one of the earlier housing markets in the state of Florida to stabilize. Housing fundamentals of the Fort Myers MSA have shown considerable improvement starting in 2011 and going through early-2013, which is a positive sign for home price appreciation in this market, indicating a recovery from the recession of the last few years. The JBREC Housing Cycle Risk Index measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history and has historically been a one- to three-year leading indicator for home price appreciation. The 24 variables include demand factors such as job growth and home sales volume, supply factors such as residential building permits and resale listings, affordability measures such as JBREC's proprietary index rating housing affordability over a metro's history, and factors measuring national economic health, such as economic growth and consumer behavior.

        The improvement in Fort Myers' overall fundamentals is the result of improving demand, relatively low supply, strong affordability, and the improved national picture. Despite price appreciation throughout 2012 in Fort Myers, the affordability fundamentals remain strong, with prices hovering at 2003 levels, while mortgage rates are now at an all-time low rate of 3.5%. The combination of prices being below peak and historically low mortgage rates provide a strong buying opportunity.

        There were approximately 207,600 non-farm payroll jobs in Fort Myers in 2012 and employment growth was positive in 2011 and 2012 after job losses in 2007 through 2010. The metro area lost 34,300 jobs (14.8%) from the 2006 peak to 2010 before adding 10,100 jobs (5.1% growth) in 2011 and 2012. JBREC forecasts job growth ranging from 2,500 to 6,500 jobs (1.2% to 3.0% growth) per year for 2013 to 2015. The seasonally adjusted unemployment rate in the Fort Myers MSA in 2012 was 9.0%, down from 11.1% one year previous and above the national unemployment rate of 7.8%.

        Fort Myers employment base revolves around the retirees and tourists to the region. The largest employment sector is Trade and Transportation (20.8%) followed by Government (18.3%) and Leisure and Hospitality (15.3% of jobs). Professional and Business Services (13.6%), Education and Health Services (11.8%), and Construction (7.2%) follow in size.

        Population and household growth are the primary drivers of the Fort Myers housing market. While population growth slowed from 2008-2009, the region still added 7,700 people. Population growth improved in 2010, and has grown at an average annual rate of 1.9% from 2010 to 2012, an addition of 34,700 new residents. JBREC forecasts population growth averaging 21,100 people (3.2% growth) per year through 2015.

        Household growth has mirrored population growth in Fort Myers by slowing in 2008 and has more than doubled in pace during the last two years. JBREC is forecasting strong household growth through 2015, averaging 3.5% annually, an addition of approximately 9,900 new households each year.

        The Fort Myers MSA continues to experience an influx of retirees and seasonal residents. The median age for Fort Myers in 2012 was 46.3 years, compared to the U.S. average of 37.3 years.

        For 2012, the median household income in the Fort Myers MSA was $44,405, having peaked in 2007 at $51,451. Notably, the Fort Myers MSA median household income is well below the corresponding figure of $55,203 for Naples, showing the affordability of Fort Myers over neighboring Naples. JBREC forecasts household income in Fort Myers will continue to decline through 2013 and then increase at an average annual rate of 2.3% through 2015.

        Existing home sales in the Fort Myers MSA have been rising slowly since 2009. In 2012, existing home sales for the area increased to 20,490, up 108% from the trough of 2007, but still well below the peak level of 30,028 in 2005. Home prices have turned around in the Fort Myers MSA, but remain very low. The median existing single-family detached home price declined 66% between 2007 and 2010, due in part to a large number of foreclosures in the area. In 2012, the median price for existing single-family detached home was $121,275, up from $97,009 in 2011; the 2012 median price is about equal to the median home price in 2001.

        New home sales activity in Fort Myers is still declining with 1,893 total transactions in 2012, well below the peak of 15,945 in 2005. JBREC forecasts the new home sales volume to gradually increase to 3,500 transactions in 2015. The median new home price has risen rapidly over the last two years and this is primarily a reflection of the mix of homes being sold. In 2012, the median new home price was $233,497, which is up 23.6% from 2011, but still down 16.8% from its peak of $280,711 in 2007. JBREC is forecasting new home prices in Fort Myers to increase 12.0% to 15.0% per year over the next three years. The median new home price can be heavily influenced by the mix of home types being sold at any given time and should not be relied upon as the only indicator of market trends.

        Home values in the Fort Myers MSA are poised for positive growth through 2015, according to JBREC. The Burns Home Value Index provides an estimate of home value trends in an MSA, based on an "electronic appraisal" of every home in the market, rather than just the small sample of homes that are actually transacting. JBREC forecasts home values to rise by 10.2% in 2013, with later annual appreciation of 15.4% to 12.3% in 2014 and 2015, respectively.

        Homebuilding permit activity in the Fort Myers MSA is slowly increasing from its lowest levels in decades, but will unlikely return to the peak building period from 2004-2006. Total permit issuance for 2012 was 2,043 in the Fort Myers MSA, which was 7% of peak permit levels of nearly 30,000 in 2005. While JBREC forecasts that the multifamily segment will grow rapidly through 2015, single-family permits will still outpace multifamily permit issuance by a large margin. Single-family homebuilding permits had fallen to 906 units in 2009, but rose to 1,806 in 2012. Single-family homebuilding permits are expected to account for roughly 85% of the total residential construction activity from 2013 through 2015, rising to 4,000 permits expected for 2015. In contrast, multifamily permits totaled 237 in 2012 and are projected to rise to 700 by 2015.

        While employment growth is typically the primary driver for housing markets across the country, in Fort Myers, population and household growth are, due to the large amount of retirees in the region that do not depend on jobs in order to buy homes. With an increase in population growth, 2012 demand was greater than the new supply being added to the market as indicated by the population growth to homebuilding permit ratio of 7.2. That ratio is expected to decline to 4.9 by 2015 as permit activity increases. However, that figure is relatively high compared to the historical average of 2.6.

        Resale listings in the Fort Myers MSA have stabilized at about 10,500, which is low relative to history for the market, but evidence of a healthy resale market. Through February 2013, the county had 10,510 homes listed on the market, which represented an 18% decline from one year prior and a 52% drop from 2010. By comparison, listings reached over 27,000 homes on the market in some months of 2007 and 2008. The February 2013 level of listings translates to 6.1 months of supply, based on existing home sales activity over the twelve months ended December 31, 2012. A 6.0 month supply is considered equilibrium for most markets. Inventory levels in February 2013 were still well below the peak of 34.7 months of supply in 2008.

        Pre-foreclosure notices have stabilized at a low level in the Fort Myers MSA, which is a positive sign for home prices, as pre-foreclosure notices are an indicator of future distress. In the twelve months ended December 2012, just below 6,500 notices were issued, up 5.5% from one year prior and 80.1% below the peak in the fourth quarter of 2008.

        While the number of homes falling into pre-foreclosure is declining, there is a moderate level of potential distressed homes that are not yet on the market and may limit upward movement for home prices. As of the fourth quarter of 2012, JBREC estimated the shadow inventory at 19,180, or about 8.7 months of supply, which is slightly higher than the level of listings for early-2013 on the market. JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not be significantly negatively affected.

        When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions are better than the historical median affordability conditions in the Fort Myers MSA. JBREC's Affordability Index takes into consideration the change in mortgage rates over time in its estimate of the ownership costs, which can significantly impact the monthly payment. JBREC forecasts affordability conditions in the Fort Myers MSA will weaken further through 2015 as home prices and mortgage rates are expected to rise. However, overall affordability is expected to remain below the historical median.

        In summary, the housing fundamentals in the Fort Myers MSA are improving. While the market experienced significant overbuilding during the 2004-2006 period, new construction was constrained from 2009-2011 and resale supply has tightened. As a result, the market is starting to experience resale and new home price appreciation. The demographics favor this market—with strong household and population growth expected over the near term, the housing markets should continue to experience price appreciation and stronger demand. Prices are at low levels not seen since 2001, while mortgage rates are also at historic lows. The combination of low prices and low mortgage rates in a county that attracts retirees looking for affordability suggests a rebound in the form of rising construction activity and home prices.

Fort Lauderdale, FL Housing Market Overview

        The Fort Lauderdale metropolitan division ("Fort Lauderdale") consists of Broward County. Fort Lauderdale has as an estimated population of 1.8 million people and 699,000 households, making it the 2nd-most populous county in Florida. Fort Lauderdale benefits from a diverse economic base, a mix of primary residents and retirees, and minimal developable land which results in premiums for new homes and price appreciation for resale homes.

        Fort Lauderdale's housing market is recovering quickly, thanks to a growing economy and minimal remaining developable land. Housing fundamentals in Fort Lauderdale have shown considerable improvement over the last year, which is a positive sign for home price appreciation in this market, indicating a recovery from the recession of the last few years. The John Burns Real Estate Consulting Housing Cycle Risk Index measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history and has historically been a one- to three-year leading indicator for home price appreciation. The improvement in the overall fundamentals is the result of improving demand, relatively low supply, strong affordability, and the improved national picture. Despite some price appreciation in Fort Lauderdale throughout 2012, the affordability fundamentals remain strong, with prices hovering at 2002 levels, while mortgage rates are now at an all-time low of 3.5%. The combination of prices being below peak and historically low mortgage rates provide a strong buying opportunity.

        There were approximately 731,300 non-farm payroll jobs in Fort Lauderdale in 2012 and employment growth was positive in 2011 and 2012 after job losses in 2008 through 2010. The metro area lost 77,700 jobs (9.9%) from the 2006 peak to 2010 before adding 26,700 jobs (3.8% growth) in 2011 and 2012. JBREC forecasts job growth ranging from 10,000 to 16,500 jobs (1.4% to 2.2% growth) per year from 2013 to 2015. The seasonally adjusted unemployment rate in Fort Lauderdale in 2012 was 7.5%, down from 9.2% one year previous and below the national average of 7.8%.

        Fort Lauderdale has a relatively diverse employment base. The local economy benefits from a large number of employers. Tourism also plays a large role in the local economy, as well as the presence of Port Everglades, which operates as a cruise terminal as well as a major trading Port for South Florida. The largest employment sector is Trade and Transportation (22.8% of jobs), followed by the Professional and Business Services sector (16.6%). Education and Health Services and Government both represent 13.8% of jobs, followed by Leisure and Hospitality (11.5%) and Financial Activities (7.4%).

        While Fort Lauderdale lost 1.4% of its population between 2006 and 2007, it has gained population every year since then, adding a total of 82,700 people (4.6%) from 2008 through 2012. JBREC forecasts population growth averaging 32,200 people (1.8% growth) per year through 2015, with household growth averaging approximately 12,400 (1.7% growth) per year over the same time period.

        After experiencing net out-migration from 2006 to 2009, net migration turned positive in 2010, then slightly negative again in 2011. The out-migration of Fort Lauderdale is primarily due to lack of new housing options as the county is primarily built-out.

        For 2012, the median household income in Fort Lauderdale was $49,962, having peaked in 2007 at $52,277. JBREC forecasts continued increases in income, averaging 2.6% growth per year from 2013 through 2015.

        Existing home sales in Fort Lauderdale have been rising since 2009. In 2012, existing home sales for the area increased to 38,241, up 94% from the trough of 2008. Existing home sales levels in 2012 were still well below the peak level of 56,383 in 2005. Home prices have turned around in Fort Lauderdale. The median existing single-family detached home price declined 52%

between 2007 and 2011, due in part to a shift in sales activity away from the higher price points, a large amount of foreclosures, and a loss in value. In 2012, the median price for an existing single-family detached home was $169,796, up from $152,963 in 2011; the 2012 median price is about equal to the median home price in 2002.

        New home sales activity in Fort Lauderdale continues to decline, owing to a lack of inventory in the market. In 2012, new home sales totaled 1,215, a 9.5% drop from 2011, and considerably below the peak in 2005 of 13,820. JBREC forecasts the new home sales volume to gradually increase to 3,500 transactions in 2015. The median new home price has benefitted from the lack of inventory in the market. After declining 14% in 2009, the new home price has increased steadily to $277,042 in 2012, which was a 5% increase from 2011. JBEC forecasts new home prices in Fort Lauderdale to increase between 6.0% and 8.0% per year over the next three years. The median new home price can be heavily influenced by the mix of home types being sold at any given time, and should not be relied upon as the only indicator of market trends.

        Home values in Fort Lauderdale are poised for positive growth through 2015, according to JBREC. The Burns Home Value Index provides an estimate of home value trends in an MSA, based on an "electronic appraisal" of every home in the market, rather than just the small sample of homes that are actually transacting. JBREC forecasts home values to rise by 7.6% in 2013, with later annual appreciation of 8.1% and 6.1% in 2014 and 2015, respectively.

Homebuilding permit activity in Fort Lauderdale continues to increase from its lowest levels in decades, with the mix of permits issued gradually moving toward multifamily housing as the county "fills up" and available land slowly decreases. While JBREC forecasts that much of the growth in the housing inventory through 2015 will be for multifamily units, single-family construction is also expected to rebound from trough levels during the downturn in housing. Single-family homebuilding permits had fallen to 563 units in 2009, and rose to 1,062 in 2012.

Single-family homebuilding permits are expected to account for roughly 44% of the total residential construction activity from 2013 through 2015, rising to as high as 3,400 permits expected for 2015. In contrast, multifamily permits totaled 2,182 in 2012 and are projected to rise to 4,000 by 2015.

        The demand in 2012 was greater than the new supply being added to the market, with job growth nearly five times the number of homebuilding permits issued in that same time; the employment growth to homebuilding permit ratio in 2012 was 4.99. That ratio is expected to decline to 2.2 by 2015 as permit activity increases.

        Resale listings in Fort Lauderdale are low and declining, which could lead to more competitiveness and increasing prices in the resale market. The strength of the market has prompted residents to put their homes on the market. Through February 2013, the county had 11,212 homes listed on the market, which represented a 16.7% decline from one year prior and a 49% drop from 2010. The February 2013 level of listings translates to 3.5 months of supply, based on existing home sales activity over the twelve months ended December 31, 2012. A 6.0 month supply is considered equilibrium for most markets. Inventory levels in February 2013 were well below the peak of 24.1 months of supply in 2008.

Pre-foreclosure notices have stabilized at a low level in Fort Lauderdale, which is a positive sign for home prices. In the twelve months ended December 2012, just over 12,200 notices were issued, down 8.0% from one year prior and 76.4% below the peak in the first quarter of 2010. While the number of homes falling into pre-foreclosure is declining, there is a moderate level of potential distressed homes that are not yet on the market and may limit upward movement for home prices. As of the fourth quarter of 2012, JBREC estimated the shadow inventory at 32,700, or about 9.6 months of supply, which was nearly triple the level of listings on the market. JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not be significantly negatively affected.

        When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions are lower than the historical median affordability conditions in Fort Lauderdale. JBREC's Affordability Index takes into consideration the change in mortgage rates over time in its estimate of the ownership costs, which can significantly impact the monthly payment. JBREC forecasts affordability conditions in Fort Lauderdale will weaken further through 2015 as home prices and mortgage rates are expected to rise. However, overall affordability is expected to remain below the historical median.

        In summary, the Fort Lauderdale metropolitan division has been recovering from 2012 into early-2013, with improved job growth and stronger household formation growth fueling housing demand. Low levels of existing home listings are creating a more competitive resale market, which is likely to drive future home price appreciation. Additionally, the relative lack of developable land will result in further new home price appreciation.

Naples, FL Housing Market Overview

        The Naples MSA consists solely of Collier County. The Naples MSA has as an estimated population of 335,600 people and 138,600 households, making it the 17th-most populous county in Florida. Naples benefits from its status as one of the premier retirement destinations in Southwest Florida. The MSA is known for its numerous country clubs, master-planned communities, and golf courses, which continues to attract retirees, seasonal residents and second-home buyers. Naples home prices generally command a premium to other housing markets in Southwest Florida because of its coastal location and its status as an upscale place to live and retire.

        The Naples MSA was one of the earlier housing markets in the state of Florida to recover. The MSA's housing fundamentals have improved considerably from 2012 to early-2013, which is a positive sign for home price appreciation in this market, indicating a recovery from the recession of the last few years. The JBREC Housing Cycle Risk Index measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history and has historically been a one- to three-year leading indicator for home price appreciation. The improvement in the overall fundamentals is the result of improving demand, relatively low supply, strong affordability, and the improved national picture. Despite some price appreciation throughout 2012 in Naples, the affordability fundamentals remain healthy, with prices hovering at 2003 levels, while low mortgage rates are now at an all-time low of 3.5%. The combination of below peak prices and historically low mortgage rates provide a strong buying opportunity.

        There were approximately 116,500 non-farm payroll jobs in Naples in 2012 and employment growth was positive in 2011 and 2012 after job losses in 2008 through 2010. The metro area lost 21,900 jobs (16.5%) from the 2006 peak to 2010 before adding 5,800 jobs (5.2% growth) in 2011 and 2012. JBREC forecasts job growth ranging from 2,000 to 4,000 jobs (1.7% to 3.3% growth) per year for 2013 to 2015. The seasonally adjusted unemployment rate in the Naples MSA in 2012 was 8.4%, down from 10.3% one year previous and above the national unemployment rate of 7.8%.

        Naples' employment base revolves around the retirees and tourists to the region. The largest employment sector is Leisure and Hospitality (21.9% of jobs), followed by the Trade and Transportation (19.7%) sector. Education and Health Services (15.7%), Government (11.1%), Professional and Business Services (11.3%) and Construction (6.9%) follow in size.

        Population and household growth, rather than job growth, are the primary drivers of Naples housing market. While population growth slowed from 2007-2009, the region still added 6,200 people. Population growth improved in 2010 and has grown at an average annual rate of 1.4% from 2010 to 2012, an addition of 13,200 new residents. JBREC forecasts population growth averaging 6,900 people (2.0% growth) per year through 2015.

        Household growth has mirrored population growth in Naples, where it slowed in 2007 and picked up modestly from 2010 through early-2013. JBREC forecasts strong household growth through 2015, averaging 2.3% annually, an addition of approximately 3,300 new households each year.

        Net migration to Collier County improved in 2010-2011, after several years of below-average growth. In 2010 and 2011, net migration averaged 2,200 per year, up from just 1,200 per year on average from 2007-2009. From 2001 to 2005, however, net migration averaged 9,300 people per year, which is comparable to the long-term historic average.

        The Naples MSA continues to experience an influx of retirees and seasonal residents. The median age for Naples in 2012 was 47.8 years, compared to the U.S. average of 37.3 years.

        For 2012, the median household income in the Naples MSA was $55,200, having peaked in 2008 at $59,700. Notably, the Naples MSA median household income is well above the corresponding figure of $44,400 for Fort Myers, supporting the prevalence of luxury housing and wealth in Naples. JBREC forecasts continued increases in income, averaging 1.7% growth per year from 2013 through 2015.

        Existing home sales in the Naples MSA have been rising since 2009. In 2012, existing home sales for the area increased to nearly 11,700, up 98% from the trough of 2007. Existing home sales in 2012 were still well below the peak level of 15,500 in 2004. The median existing single-family detached home price declined 55% between 2007 and 2009, due in part to a shift in sales activity away from the higher price points and a loss in value. Home prices have turned around in the Naples MSA. The relative strength of the Naples housing market is seen in the fact that this decline was less than the corresponding drop of 66% in Fort Myers. In 2012, the median price for existing single-family detached home was $243,400, up from $212,800 in 2011; the 2012 median price is about equal to the median home price in 2003.

        New home sales activity in 2012 has risen from the trough levels of 2009, but remains low for this market. New home sales transactions totaled 1,471 in 2012, well below the peak of 5,655 in 2005. JBREC expects the new home sales volume to gradually increase to 2,600 transactions in 2015. The median new home price is once again rising after declining from the peak level in 2007. In 2012, the median new home price was $304,500, which is up 10.3% from 2011, but still down 20.7% from its peak of $383,900 in 2007. JBREC is projecting new home prices in the Naples MSA to increase 8.0% to 12.0% annually through 2015. The median new home price can be heavily influenced by the mix of home types being sold at any given time and should not be relied upon as the only indicator of market trends.

        Home values in the Naples MSA are poised for positive growth through 2015, according to JBREC. The Burns Home Value Index provides an estimate of home value trends in an MSA, based on an "electronic appraisal" of every home in the market, rather than just the small sample of homes that are actually transacting. JBREC forecasts home values to rise by 9.2% in 2013, with later annual appreciation from 12.4% to 8.8% in 2014 and 2015.

        Homebuilding permit activity in the Naples MSA continues to increase from its lowest levels in decades, but will be somewhat constrained with the dwindling availabilty of land in Collier County. Total permit issuance for 2012 was 1,612 in the Naples MSA, which was 20% of peak permit levels in 2001. While JBREC forecasts that the multifamily segment will grow rapidly through 2015, single-family permits will still outpace multifamily permit issuance. Single-family homebuilding permits had fallen to 652 units in 2008, but rose to 1,296 in 2012. Single-family homebuilding permits are expected to account for roughly 58% of the total residential construction activity from 2013 through 2015, rising to 2,500 permits expected for 2015. In contrast, multifamily permits totaled 391 in 2012 and are projected to rise to 2,000 by 2015.

        While employment growth is typically the primary driver for housing markets across the country, in the Naples MSA, population and household growth are due to the large amount of retirees in the region that do not depend on jobs in order to buy homes. Demand was greater than the new supply being added to the market in 2012, as population growth was more than double the number of homebuilding permits issued in that same time. The population growth to homebuilding permit ratio in 2012 was 2.4. That ratio is expected to decline to 1.5 by 2015 as permit activity increases.

        Resale listings in the Naples MSA are relatively low but have been increasing over the last six months as the strength of the market has prompted residents to put their homes on the market. Through February 2013, 7,269 homes were listed (12-month rolling average), which represented an 11% decline over the same period one year prior and a 42% drop from 2010. By comparison, listings reached nearly 16,500 homes on the market in some months of 2007 and 2008. From September 2012 to February 2013, listings increased by 22%. The February 2013 listings translate to 7.4 months of supply, based on existing home sales activity over the twelve months ended December 31, 2012. A 6.0 month supply is considered equilibrium for most markets. Inventory levels in February 2013 were still well below the peak level of 33.5 months of supply in 2008.

        Pre-foreclosure notices have stabilized at a low level in the Naples MSA, which is a positive sign for home prices, as pre-foreclosure notices are an indicator of future distress. In the twelve months ended December 2012, just below 2,000 notices were issued, up 2.8% from one year prior, and 78.1% below the peak in the third quarter of 2009.

        While the number of homes falling into pre-foreclosure is declining, there is a moderate level of potential distressed homes that are not yet on the market and may limit upward movement for home prices. As of the fourth quarter of 2012, JBREC estimated the shadow inventory at 3,800, or about 4.6 months of supply. This shadow inventory supply is below the level of listings on the market in February 2013. JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not be significantly negatively affected.

        When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions in 2012 were stronger than the historical median affordability conditions in the Naples MSA. JBREC's Affordability Index takes into consideration the change in mortgage rates over time in its estimate of the ownership costs, which can significantly impact the monthly payment. JBREC forecasts affordability conditions in the Naples MSA will weaken further through 2015 as home prices and mortgage rates are expected to rise. However, overall affordability is expected to remain below the historical median.

        In summary, the housing fundamentals in the Naples MSA are strong. Population growth is positive for housing demand in this market. Naples continues to be a premier retirement destination in Southwest Florida and continues to attract wealthy retirees. Prices are at low levels not seen since 2003, in a time when mortgage rates are also at historic lows. The combination of low prices, low mortgage rates and greatly reduced inventory in a metro that attracts wealthy retirees suggests a rebound in the form of rising construction activity and home prices.

North Port-Bradenton-Sarasota, FL Housing Market Overview

        The North Port-Bradenton-Sarasota MSA ("Sarasota MSA") consists of Sarasota and Manatee County in Southwest Florida. The Sarasota MSA has as an estimated population of 721,300 people and 322,500 households. The Sarasota MSA benefits from its status as one of the premier retirement destinations in Southwest Florida. It continues to attract retirees, seasonal residents, and second-home buyers.

        The Sarasota MSA housing market is recovering as the local economy is adding jobs at a faster pace and household growth increased. Housing fundamentals of the Sarasota MSA have shown considerable improvement over the last year, which is a positive sign for home price appreciation in this market, indicating a recovery from the recession of the last few years. The John Burns Real Estate Consulting Housing Cycle Risk Index measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history and has historically been a one- to three-year leading indicator for home price appreciation. The improvement in the overall fundamentals is the result of stronger demand, relatively low supply, strong affordability, and the improved national picture. Despite some price appreciation in Sarasota through 2012, the affordability fundamentals remain strong, with prices hovering at 2002-2003 levels, while mortgage rates are now at an all-time low of 3.5%. The combination of prices being below peak and historically low mortgage rates provide a strong buying opportunity.

        There were approximately 245,500 non-farm payroll jobs in the Sarasota MSA in 2012, and employment growth was positive in 2011 and 2012 after job losses in 2007 through 2010. The metro area lost 42,900 jobs (15.3%) from the 2006 peak to 2010 before adding 8,400 jobs (3.5% growth) in 2011 and 2012. JBREC forecasts job growth ranging from 4,500 to 7,000 jobs (1.8% to 2.7% growth) per year for 2013 to 2015. The seasonally adjusted unemployment rate in the Sarasota MSA in 2012 was 8.7%, down from 10.8% one year previous and above the national unemployment rate of 7.8%.

        The Sarasota MSA employment base revolves around servicing the retirees and tourists to the region. The largest employment sectors are Trade and Transportation (19.3%) and Education and Health Services (18.7%). Professional and Business Services (14.3%), Leisure and Hospitality (13.9% of jobs) and Government (11.2%) follow in size.

        Population and household growth are the primary drivers of Sarasota's housing market. While population growth slowed from 2008-2009, the region still added 6,300 people. Population growth improved in 2010 and has grown at an average annual rate of 1.1% from 2010 to 2012, an addition of

22,700 new residents. JBREC forecasts population growth averaging 16,000 people (2.2% growth) per year through 2015.

        Household growth has mirrored population growth in Sarasota, slowing in 2008 and 2009, but picking up in from 2011 through early-2013. JBREC is forecasting strong household growth through 2015, averaging 2.6% annually, an addition of approximately 8,500 new households each year.

        Net migration to the Sarasota MSA continues to improve after several years of below-average growth. In 2012, net migration to the Sarasota MSA totaled 7,090, a 26% increase from 2011. From 1990-2007, net migration averaged 13,720 people per year.

        The Sarasota MSA continues to experience an influx of retirees and seasonal residents. The median age for Sarasota in 2012 was 50.4 years—the highest in Southwest Florida—and compares to the US average of 37.3 years.

        For 2012, the median household income in the Sarasota MSA was $47,382, having peaked in 2007 at $49,578. The Sarasota MSA median household income is higher than Fort Myers ($44,405), but lower than Naples ($55,203), indicating a broad mix of housing product in the Sarasota market attracting a range of income levels. JBREC forecasts the median income in the Sarasota MSA will fall slightly in 2013 and 2014 before rising again in 2015.

        Existing home sales in the Sarasota MSA have been rising steadily since 2008. In 2012, existing home sales for the area increased to 18,364, up 74% from the trough of 2007 and roughly 72% of the 25,466 peak in 2005. The median existing single-family detached home price declined 47% between 2007 and 2011, due, in part, to a shift in sales activity away from the higher price points, a high level of foreclosures, and a loss in value. Home prices started to appreciate in 2012 in the Sarasota MSA. The relative strength of the Sarasota housing market is seen in the fact that this decline was less than the corresponding drop of 66% in Fort Myers and 55% in Naples. In 2012, the median price for existing single-family detached home was $155,331, up from $141,520 in 2011; the 2012 median price is about equal to the median home price in 2002-2003.

        New home sales activity in the Sarasota MSA in 2012 has risen from the trough levels of 2009, but remains low for this market. New home sales transactions totaled 2,242 in 2012, well below the peak of 11,591 in 2005. JBREC forecasts the new home sales volume to gradually increase to 4,100 transactions in 2015. The median new home price is once again rising after declining from the peak level in 2007. In 2012, the median new home price was $212,035, which is up 8.6% from 2011, but still down 27% from its peak of $290,612 in 2006. JBREC forecasts new home prices in the Sarasota MSA to increase in the range of 8.0% to 12.0% per year over the next three years. The median new home price can be heavily influenced by the mix of home types being sold at any given time, and should not be relied upon as the only indicator of market trends.

        Home values in the Sarasota MSA are poised for positive growth through 2015, according to JBREC. The Burns Home Value Index provides an estimate of home value trends in an MSA, based on an "electronic appraisal" of every home in the market, rather than just the small sample of homes that are actually transacting. JBREC forecasts home values to rise by 10.3% in 2013, with later annual appreciation from 12.1% to 8.7% in 2014 and 2015, respectively.

        Homebuilding permit activity in the Sarasota MSA continues to increase from its lowest levels in decades. Total permit issuance for 2012 was 3,113 in the Sarasota MSA, which was 21% of peak permit levels in 2004. Single-family permit issuance has traditionally outpaced multifamily permits and JBREC expects this trend to continue. Single-family homebuilding permits had fallen to 1,317 units in 2009, but rose to 2,668 in 2012. Single-family homebuilding permits are expected to account for roughly 74% of the total residential construction activity from 2013 through 2015, rising to 5,200 permits expected for 2015. In contrast, multifamily permits totaled 445 in 2012 and are projected to rise to 2,000 by 2015.

        While employment growth is typically the primary driver for housing markets across the country, in Sarasota, population and household growth are due to the large amount of retirees in the region that do not depend on jobs in order to buy homes. With the 2012 increase in population growth, demand was greater than the new supply being added to the market, as the population growth to homebuilding permit ratio was 3.37. Historically, the average population to permit ratio in the Sarasota MSA hovered around 1.9. That ratio is expected to decline to 2.4 by 2015 as permit activity increases.

        Resale listings in the Sarasota MSA have increased in February 2013, but are low overall. Through February 2013, the Sarasota MSA had 7,733 homes listed on the market, which represented a 12.7% increase from September, but a 13% decline from one year prior and a 35% drop from 2010. By comparison, listings reached over 25,000 homes on the market in some months of 2007 and 2008. The February 2013 level of listings translates to 4.9 months of supply, based on existing home sales activity over the twelve months ended December 31, 2012. A 6.0 month supply is considered equilibrium for most markets. Inventory levels in February 2013 were well below the peak level of 29.7 months of supply in 2008.

        Pre-foreclosure notices have stabilized at a low level in the Sarasota MSA, which is a positive sign for home prices, as pre-foreclosure notices are an indicator of future distress. In the twelve months ended December 2012, just over 5,600 notices were issued, up 1.9% from one year prior, but 67.6% below the peak in the fourth quarter of 2009.

        While the number of homes falling into pre-foreclosure is steady, there is a moderate level of potential distressed homes that are not yet on the market and may limit upward movement for home prices. As of the fourth quarter of 2012, JBREC estimated the shadow inventory at 13,975, or about 9.7 months of supply, which is higher than the level of listings on the market for early-2013. However, JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years and the pace of distressed sales will be slow enough that home prices will not be significantly negatively affected.

        When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions are better than the historical median affordability conditions in the Sarasota MSA. JBREC's Affordability Index takes into consideration the change in mortgage rates over time in its estimate of the ownership costs, which can significantly impact the monthly payment. JBREC forecasts affordability conditions in the Sarasota MSA will weaken further through 2015 as home prices and mortgage rates are expected to rise. Overall affordability is expected to remain close to the historical median.

        In summary, the housing fundamentals in the Sarasota MSA are improving. The region benefits from its status as a premier retirement destination and is beginning to experience stronger population and household formation growth which is expected to drive demand and home price appreciation. Strong affordability, combined with a desirable quality of life and natural amenities, will continue to support net in-migration and the strength of the Sarasota MSA housing market in the future.

Tampa, FL Housing Market Overview

        The Tampa-St. Petersburg-Clearwater Metropolitan Area ("Tampa MSA") consists of four counties: Hernando, Hillsborough, Pasco, and Pinellas. The Tampa MSA has as an estimated population of 2.9 million people and 1.2 million households, making it the second-largest metropolitan area in the state of Florida. The Tampa housing market has historically benefited from strong job growth, as well as solid household formations and strong affordability.

        Tampa's housing market continues to recover as the local economy starts to add jobs at a faster pace. Housing fundamentals in Tampa have shown considerable improvement over the last year, which is a positive sign for home price appreciation in this market, indicating a recovery from the recession of the last few years. The John Burns Real Estate Consulting Housing Cycle Risk Index measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history and has historically been a one- to three-year leading indicator for home price appreciation. The improvement in the overall fundamentals is the result of improving demand, relatively low supply, strong affordability, and the improved national picture. Despite some price appreciation throughout 2012 in Tampa, the affordability fundamentals remain strong, with prices hovering at 2002 levels, while mortgage rates are now at an all-time low of 3.5%. The combination of prices being below peak and historically low mortgage rates provide a strong buying opportunity.

        There were approximately 1.2 million non-farm payroll jobs in Tampa in 2012 and employment growth was positive in 2011 and 2012 after job losses in 2007 through 2010. The metro area lost 123,300 jobs (10%) from the 2006 peak to 2010 before adding 43,700 jobs (3.9% growth) in 2011 and 2012. JBREC forecasts job growth ranging from 20,000 to 26,500 jobs (1.7% to 2.2% growth) per year from 2013 to 2015. The seasonally adjusted unemployment rate in Tampa in 2012 was 8.8%, down from 10.9% one year previous and above the national unemployment rate of 7.8%.

        Tampa's economy contains some diversity, but is primarily driven by a large concentration of back-office operations. The largest employment sector is Trade and Transportation (18.4% of jobs), followed closely by the Professional and Business Services sector (17.5%) and Education and Health Services (16.7%). Government (13.7%) and Leisure and Hospitality (11.4%) and Financial Activities (7.8%) are also significant sources of jobs in the Tampa MSA.

        Tampa's population growth slowed from 2008 to 2010, but continued to expand, adding a total of 63,100 people (2.3%). The pace of population growth has increased over the last two years, as the Tampa MSA has added a total of 69,700 new residents (1.2% average annual growth) in 2011 and 2012. In the Tampa MSA, JBREC forecasts population growth averaging 40,700 people (1.4% growth) per year through 2015, with household growth averaging approximately 17,000 (1.4% growth) per year over the same time period.

        Net migration into the Tampa MSA slowed considerably in 2008, but has experienced a modest improvement in the last three years.

        For 2012, the median household income in Tampa was $45,314, having peaked in 2007 at $46,204. JBREC forecasts continued increases in income, averaging 2.4% growth per year from 2013 through 2015.

        Existing home sales in Tampa have been rising since 2009. In 2012, existing home sales for the area increased to 49,195, up 57% from the trough of 2008, but are still well below the peak level of 88,607 in 2005. Home prices have turned around in Tampa. The median existing single-family detached home price declined 44% between 2006 and 2011, due in part to a shift in sales activity away from the higher price points, a large amount of foreclosures, and a loss in value. In 2012, the median price for existing single-family detached home was $115,243, up from $108,979 in 2011; the 2012 median price is about equal to the median home price in 2002.

        New home sales activity in Tampa increased in 2012, but remains relatively muted overall. In 2012, new home sales totaled 5,330, a 15.6% increase from 2011, but considerably below the peak in 2006 of 27,265. JBREC forecasts the new home sales volume to gradually increase to 9,500 transactions by 2015. The median new home price started improving in 2011. The new home price in Tampa was $203,872 in 2012, which was an 11.2% increase from 2011. JBREC is projecting new home prices in the Tampa MSA to increase 7.0% to 10.0% annually over the next three years. The median new home price can be heavily influenced by the mix of home types being sold at any given time, and should not be relied upon as the only indicator of market trends.

        Home values in Tampa are poised for positive growth through 2015, according to JBREC. The Burns Home Value Index provides an estimate of home value trends in an MSA, based on an "electronic appraisal" of every home in the market, rather than just the small sample of homes that are actually transacting. JBREC forecasts home values in Tampa to rise by 7.4% in 2013, with later annual appreciation of 10.0% and 8.5% in 2014 and 2015, respectively.

        Homebuilding permit activity in Tampa posted a strong increase in 2012, but permit activity is still relatively low based on historical standards. In 2012, total permit issuance increased 62.4% to 10,298, which was 27% of peak permit levels. While JBREC forecasts that much of the growth in the housing inventory through 2015 will be for single-family units, multifamily construction is also expected to rebound from trough levels during the downturn in housing. Single-family homebuilding permits had fallen to 3,923 units in 2009, but rose to 5,884 in 2012. Single-family homebuilding permits are expected to account for roughly 61% of the total residential construction activity from 2013 through 2015. Multifamily permits totaled 4,414 in 2012 and are projected to rise to 6,000 by 2015.

        The demand in 2012 was greater than the new supply being added to the market, with job growth more than twice the number of homebuilding permits issued in that same time; the employment growth to homebuilding permit ratio in 2012 was 2.5. That ratio is expected to decline to 1.7 by 2015 as permit activity increases.

        Resale listings in Tampa are low and declining, which could lead to more competitiveness and increasing prices in the resale market. The strength of the market has gradually prompted residents to put their homes on the market. Through February 2013, the Tampa MSA had 16,940 homes listed on the market, which represented a 13.6% decline from one year prior and a 46% drop from 2010. The February 2013 level of listings translates to 4.1 months of supply, based on existing home sales activity over the twelve months ended December 31, 2012. A 6.0 month supply is considered equilibrium for most markets. Inventory levels in February 2013 remain well below the peak level of nearly 17 months of supply in 2008.

        Pre-foreclosure notices in Tampa are increasing, but remain well-below the peak levels. In the twelve months ended December 2012, just over 24,700 notices were issued, up 30.6% from one year prior, but 55.3% below the peak in the second quarter of 2009.

        While the number of homes has fallen from the peak, there is a significant level of potential distressed homes that are not yet on the market and may limit upward movement for home prices.

In fact, Tampa has the fifth-highest level of shadow inventory in the nation. As of the fourth quarter of 2012, JBREC estimated the shadow inventory at 73,232, or about 14.5 months of supply, which is significantly higher than the level of listings that are on the market in late-2012 to early-2013. JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not be significantly negatively affected.

        When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions are stronger than the historical median affordability conditions in Tampa. JBREC's Affordability Index takes into consideration the change in mortgage rates over time in its estimate of the ownership costs, which can significantly impact the monthly payment. JBREC forecasts affordability conditions in Tampa will weaken further through 2015 as home prices and mortgage rates are expected to rise. However, overall affordability is expected to remain below the historical median.

        In summary, the Tampa MSA housing market continues to recover. The region's job base is expanding again, which should drive demand for future homes. The resale inventory levels are extremely low, which should influence home price appreciation. Shadow inventory is high, but we do not expect a negative influence on home prices once the shadow inventory becomes distressed sales. Overall, the market will benefit from its strongest affordability level in over a decade. The strong affordability, combined with record-low interest rates, should result in high demand and healthy home price appreciation in the Tampa MSA.

About this Market Study

        This market study was prepared in April 2013 for WCI in connection with this offering by JBREC. Founded in 2001, JBREC is an independent research provider and consulting firm focused on the housing industry. The market study contains forward-looking statements which are subject to uncertainty.

        The estimates, forecasts and projections prepared by JBREC are based upon numerous assumptions and may not prove to be accurate. This market study contains estimates, forecasts and projections that were prepared by JBREC, a real estate consulting firm. The estimates, forecasts and projections relate to, among other things, home value indices, payroll employment growth, median household income, housing permits and household formation. No assurance can be given that these estimates are, or that the forecasts and projections will prove to be, accurate. These estimates, forecasts and projections are based on data (including third-party data), significant assumptions, proprietary methodologies and the experience and judgment of JBREC. No assurance can be given regarding the accuracy or appropriateness of the assumptions and judgments made, or the methodologies used, by JBREC. The application of alternative assumptions, judgments or methodologies could result in materially less favorable estimates, forecasts and projections than those contained in this market study. Other real estate experts have different views regarding these forecasts and projections that may be more positive or negative, including in terms of the timing, magnitude and direction of future changes.

        The forecasts and projections are forward-looking statements and involve risks and uncertainties that may cause actual results to be materially different from the projections. JBREC has made these forecasts and projections based on studying the historical and current performance of the residential housing market and applying JBREC's qualitative knowledge about the residential housing market. The future is difficult to predict, particularly given that the economy and housing markets can be cyclical, subject to changing consumer and market psychology, geo-political events and governmental policies related to mortgage regulations and interest rates. There will usually be differences between projected and actual outcomes, because events and circumstances frequently do not occur as expected, and the differences may be material. Accordingly, the forecasts and projections included in this market study might not occur or might occur to a different extent or at a different time. For the foregoing reasons, JBREC cannot provide any assurance that the estimates, forecasts and projection, including third-party data, contained in this market study are accurate, actual outcomes may vary significantly from those contained or implied by the forecasts and projections, and you should not place undue reliance on these estimates, forecasts and projections.

BUSINESS

Overview

        We are a lifestyle community developer and luxury homebuilder of single-and multi-family homes in most of coastal Florida's highest growth and largest markets, in which we own or control approximately 8,300 home sites. We have established a reputation and strong brand recognition for developing amenity rich, lifestyle oriented master-planned communities and, including our predecessor companies, have a legacy that spans more than 60 years. Our homes and communities are primarily targeted to move-up, second home and active adult buyers. We intend to leverage our experience, operational platform and well-located land inventory, with an attractive book value, to capitalize on markets with favorable demographic and economic forecasts in order to grow our business.

        Our business is organized into three operating segments: Homebuilding, Real Estate Services, and Amenities. Our Homebuilding segment accounted for 61.0% of our total revenues and substantially all of our total gross margin in 2012.

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  Homebuilding:  We design, sell and build homes across a broad range of price points and sizes, from approximately $150,000 to more than $1,000,000, and from approximately 1,200 to 4,400 square feet. Additionally, our land development expertise enhances our Homebuilding operations by enabling us to acquire and create larger, well-amenitized master-planned communities, control the timing of home site delivery and capture the opportunity to drive higher margins. During 2012, we delivered 352 homes with an average delivered price of $396,000, compared to 128 homes with an average delivered price of $326,000 in 2011. Our Homebuilding operations derive revenues from home deliveries and the sale of land and home sites. Our revenues from home deliveries have grown rapidly from $41.7 million in 2011 to $139.6 million in 2012. New orders increased from 245 in 2011 to 453 in 2012, an increase of 84.9%. As of March 31, 2013, we had a backlog of 316 homes contracted for sale at an aggregate purchase price of $144.2 million, compared to a backlog of 249 homes contracted for sale at an aggregate purchase price of $106.2 million as of March 31, 2012.

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  Real Estate Services:  We operate real estate brokerage and title services that complement our Homebuilding operations by providing us with additional opportunities to capitalize on increasing home prices throughout Florida. In 2012, our real estate brokerage business was the third-largest brokerage in Florida and the 36th largest in the United States based on sales volume. Our real estate brokerage business derives revenues primarily from gross commission income received serving as the broker at the closing of real estate transactions. Through our exclusive relationships with over 1,340 independent licensed real estate agents, we represented either the buyer or seller in over 9,100 home sale transactions during 2012. Our title and settlement services business earns revenues through fees charged in real estate transactions for rendering title and other settlement and non-settlement related services. We provide most of these services in connection with our Homebuilding operations. For the year ended December 31, 2012, our real estate services revenue was $73.1 million, an increase of 7.2% from the year ended December 31, 2011.

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  Amenities:  Within many of our communities, we may own and/or operate resort-style club and fitness facilities, championship golf courses, country clubs and marinas. We believe these amenities offer our homebuyers a luxury lifestyle experience, enabling us to enhance the marketability, sales volume and value of the homes we deliver as compared to non-amenitized communities. Our Amenities operations derive revenues primarily from the sale of club memberships, membership dues, and golf and restaurant operations. For the year ended December 31, 2012, our amenities revenue was $21.0 million, an increase of 10.7% from the year ended December 31, 2011.

        We believe our business is distinguished by our:

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  significant, well-located, land inventory in developed and established communities;

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  proven leadership team, which has extensive experience in our markets;

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  expertise in, and reputation for, developing luxury lifestyle communities with well-managed amenities;

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  higher average selling price and lower cancellation rate compared to most other public homebuilders, attributed to our focus on higher-end move-up, second home and active adult buyer base;

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  strong focus and market positioning in most of coastal Florida's highest growth and largest markets;

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  Real Estate Services segment, which provides us with additional opportunities to increase profitability as Florida home prices and new and existing home sales continue to recover;

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  industry-leading gross margins from homes delivered;

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  attractive book value of land inventory, which was reset to then-current fair market values in September 2009;

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  significant deferred tax assets that are currently fully reserved; and

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  well-capitalized balance sheet with sufficient liquidity for growth.

        As of March 31, 2013, we were actively selling in 20 different neighborhoods situated in nine master-planned communities. In 2012, we generated $241.0 million in total revenues and $50.8 million in net income compared to $144.3 million in total revenues and $47.1 million in net losses in 2011.

Our Competitive Strengths

        We believe the following strengths provide us with a competitive advantage:

  Attractive and well-located land positions to support future growth

        We benefit from a significant and well-located existing land inventory in most of coastal Florida's highest growth and largest markets, in which we own or control approximately 8,300 home sites. Our current land holdings were reset to then-current fair market value upon the finalizing of our restructuring in September 2009, which was at or near the U.S. housing markets cyclical low. The majority of our land holdings are within mature, well-amenitized, developed communities that have an established demand for homes. We own or control the home sites for over 90% of our current expected home deliveries through 2014 and over 85% of our current expected home deliveries through 2015.

        Our significant land inventory allows us to be opportunistic in identifying and pursuing new land acquisitions and protects us against potential land shortages in the majority of our markets that exhibit land supply constraints. Capitalizing on our long-standing local relationships with land sellers, brokers and investors, as well as our extensive knowledge of Florida markets, we intend to selectively acquire future home sites in other locations to complement our already attractive land portfolio. We believe that our brand strength and reputation as a homebuilder and developer of land provides land brokers and sellers with confidence that they can close transactions with us on a timely basis and with minimal execution risk. In addition, our focus on larger tracts of land for developing multi-phase, master-planned communities provides us with the opportunity to utilize our land development expertise, which can add value through re-entitlements, repositioning and/or possible land sales to third parties.

        During the 12 month period ended March 31, 2013, we purchased or contracted to purchase over 1,900 home sites in ten neighborhoods situated in four master-planned communities. In addition, we have entered into a non-binding letter of intent to purchase land for the development of a master-planned community consisting of approximately 375 home sites across four neighborhoods. However, we cannot assure you that we will acquire any of these land parcels on the terms or timing anticipated, or at all, or that we will proceed to sell and build homes on any of the land we own, control or acquire. See "—Recent and Pending Land Acquisitions."

  Experienced and proven leadership with strong operational discipline and controls

        Our executives, senior management and field personnel possess significant operational and management expertise and experience. Our team is led by our chief executive officer, Keith E. Bass, who brings over 25 years of real estate and homebuilding experience to WCI, the last 17 years of which included senior and executive level positions for large public homebuilding and development companies where he oversaw operations in the southeastern United States, including Florida. In addition, members of our senior management team, including Russell Devendorf, our chief financial officer, and Vivien Hastings, our general counsel, have extensive experience in senior positions at public homebuilding companies.

        Our success is due in large part to the caliber of our local management teams. Their real estate industry experience and expertise includes land acquisition, financing, entitlement, development, construction, marketing and sales of single- and multi-family homes in a variety of communities across Florida and other markets. We believe our management team's prior experience, extensive relationships and respected local reputation provide us with a competitive advantage in acquiring new land, obtaining entitlements, building quality homes and completing projects within budget and on schedule.

        Our management team's vast experience has helped shape our strong financial and operational discipline. In order to maximize shareholder returns and minimize our financial and operational risk, we continuously analyze weekly and monthly financial and operating performance for each segment of our business and maintain accountability at the project level. Executive management is actively involved in sourcing, negotiating and structuring all investment and land acquisition decisions. These decisions are ultimately approved by the land committee of our board of directors or the full board of directors, depending on the size of the investment.

  Expertise in delivering luxury homes in lifestyle communities targeting move-up, second home and active adult buyers

        We develop luxury, lifestyle communities with many distinguishing and sought-after attributes and amenities. Examples of such communities include:

  •
  The Colony Golf & Bay Club, featuring award-winning clubs, including the Bay Club, which offers panoramic views of Estero Bay and the Gulf of Mexico, as well as an 18-hole championship golf course with a 28,000 square foot clubhouse, tennis, spa and fitness facilities and a 34-acre island beach park;

  •
  Tiburón, which features 36 holes of Greg Norman-designed championship golf, as well as resort-style conveniences, including dining, fitness and spa facilities;

  •
  Pelican Preserve, which offers a 40,000 square foot town center that features banquet facilities, a restaurant, fitness center, movie theatre, spa facilities, and an arts & crafts studio, as well as 27 holes of golf, outdoor and indoor pools, an outdoor amphitheater, tennis and pickleball courts, a softball field, lawn bowling and a fishing pier; and

  •
  Westshore Yacht Club, a waterfront community featuring a 150-slip deep water marina, as well as casual and fine dining, a fitness center, spa and swimming facilities.

        Amenities at our communities are typically owned by us and eventually either turned over to community residents or sold. Within our communities, we offer award-winning single- and multi-family homes targeting move-up, second home and active adult buyers. We believe our strong brand reputation, well-amenitized communities and luxury product offerings allow us to offer our new homes at premium average selling prices relative to our peers.

        In 2012, the average selling price of our new homes was in the top quartile among public homebuilders. We also believe many of our targeted homebuyers are more likely to value and pay for the quality of lifestyle, construction and amenities for which we are known. Moreover, we also believe there is less competition in the higher priced move-up and second home market segments in our markets, as small private builders, who have typically targeted these segments, either have ceased homebuilding operations in our markets as a result of the housing downturn or have limited access to financing.

        Given our target buyer demographics, our buyers tend to rely less on mortgage financing for their home purchases and typically provide higher deposits and down payments, compared to our competitors' buyers. In 2012, approximately 44% of our homebuyers were all-cash buyers, a contributing factor to our low cancellation rate of 6.2% of our gross orders, compared to the average cancellation rate of approximately 20% for other public homebuilders in the United States. We believe our homes and communities will continue to be sought after as the U.S. population continues to age and seek second home and retirement lifestyle communities, particularly now that they are increasingly able to sell their primary or current homes, given the improving national housing market. Between 2010 and 2020, the percentage of U.S. households including members that are 55 years old and over is expected to grow approximately 15% and we believe we are well-positioned to capitalize on this trend.

  Well-positioned and focused in attractive, high-growth coastal Florida homebuilding markets

        We believe that our geographic footprint throughout the state of Florida, including in Tampa, Sarasota, Bradenton, Naples, Fort Myers and the greater Fort Lauderdale area, enables us to capture the benefits of increasing demand for new homes and rising home prices as the Florida housing recovery continues. Additionally, it has been our experience that homes in our communities are sought after by buyers for a variety of reasons, one of which is the communities' proximity to the Florida coast. We believe these markets and our existing communities present attractive, long-term growth opportunities for our Homebuilding operations.

        The Florida residential real estate market is the second-largest in the United States, as measured by 2012 total permit issuance (single- and multi-family permits). It is forecasted to benefit from several key housing demand drivers that compare favorably against other high growth housing markets, including strong population growth, employment growth, migration patterns, growth in permits, housing affordability and desirable lifestyle and climate characteristics. Additionally, the coastal Florida markets, in which our land inventory is concentrated, have started to experience significant improvement in home prices while still remaining historically affordable. We believe, our markets possess many positive attributes critical for a healthy housing market and are expected to exhibit solid growth.

  Real Estate Services segment provides an opportunity to participate in the recovery of Florida resale home prices

        We operate a full-service real estate brokerage business in many of the largest metropolitan areas in Florida. In 2012, our real estate brokerage business was the third-largest real estate brokerage in Florida and the 36th largest in the United States based on sales volume. As of March 31, 2013, we had 39 brokerage offices and exclusive relationships with approximately 1,340 independent licensed real estate agents. Our real estate brokerage business allows us to take advantage of the recovery in Florida resale home prices, supplementing our ability to profit on new home sales through our Homebuilding segment. Additionally, our real estate brokerage business is a source of valuable information on market trends, which our Homebuilding segment benefits from on a real-time basis. The average selling price on closed home sale transactions increased 7.0% from 2011 to 2012 and our total retail sales volume was over $2.2 billion in 2012.

        In a majority of real estate transactions, it is customary for a buyer to purchase title insurance to protect the buyer and/or the mortgage lender against loss or damage in the event that title is not transferred properly and to insure free and clear ownership of the property to the buyer. Our title and settlement services business, which we operate as Florida Title & Guarantee, assists with the closing of a real estate transaction by providing full-service title and settlement (i.e., closing and escrow) services to individuals, real estate companies, including our company-owned real estate brokerage and relocation services businesses, and outside mortgage lenders. Our title business also allows us to better manage our new home deliveries by providing a level of visibility and control over the home closing process in cases where homebuyers choose to use our title services. During 2012, approximately 82% of our new homebuyers also utilized our title and settlement services.

  Industry-leading gross margins from homes delivered

        In 2012, our gross margin from 352 homes delivered as a percentage of revenues from homes delivered was 31.5%, compared to 20.0% from 128 homes delivered in 2011. This improvement in gross margin from homes delivered from 2011 to 2012 was primarily due to reopening of existing communities within our portfolio, which provided for an increase in the number of homes delivered with higher average selling prices and margins and allowed us to more efficiently leverage our overhead. Our high gross margins from homes delivered are attributable to a combination of our higher average selling prices due to the quality of both our homes and our community amenity offerings and the low book value of our land, which was reset to then-current fair market value upon the finalizing of our restructuring in September 2009.

  Substantial tax attributes to offset future earnings

        We have significant deferred tax assets that could be used, subject to the limitations described below, to offset future earnings and reduce the amount of income taxes we are required to pay. As of March 31, 2013, we estimate our net deferred tax assets were $204.0 million, against which we have currently recorded a full valuation allowance. The value of our deferred tax assets consists primarily of tax basis in excess of book basis on our real estate inventory that may be utilized to offset future book gains when that inventory is sold and net operating losses that we have generated since 2009 that can be carried forward to offset future taxable income. Our ability to realize certain of these tax benefits is subject to limitation under Section 382, as a result of prior changes in the ownership of our stock and changes in our stock ownership that will occur as a result of this offering. Even though we maintain a full valuation allowance against our deferred tax assets, we believe we will be able to offset a substantial portion of the income taxes related to our future net income during the next several years with our deferred tax assets. However, there are a number of factors that may prevent us from doing so including, but not limited to, changes in the markets in which we do business, our profitability and the Company's ownership that may trigger additional ownership changes under Section 382.

  Balance sheet with sufficient liquidity for growth

        We believe we are well-positioned with a strong balance sheet and sufficient liquidity with which to service our debt obligations, support our ongoing operations and take advantage of growth opportunities as the expected recovery in the Florida housing market continues. As of March 31, 2013, on an as adjusted basis for this offering and the use of proceeds therefrom (assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us), we would have had $122.8 million of total debt outstanding, net of a discount of $2.2 million, all of which was from our 2017 Senior Secured Term Notes, and a net debt-to-net book capitalization of        % (or total debt-to-total book capitalization of        %). Additionally, as of March 31, 2013, on an as adjusted basis for this offering and the use of proceeds therefrom (assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us), we would have had $             million of unrestricted cash.

        Following this offering, in accordance with our growth strategy, we intend to opportunistically raise approximately $             million of debt capital, subject to market and other conditions. We would expect to use the proceeds from any such financing primarily for the repayment of our 2017 Senior Secured Term Notes, the acquisition and development of land, home construction and general corporate purposes. Additionally, we will also look to finance our working capital needs by entering into a revolving credit facility following this offering.

Business Strategy

        We believe we are well-positioned for growth in an improving Florida housing market through the disciplined execution of the following elements of our strategy:

  Utilize our land inventory with an attractive book value to open new communities and neighborhoods

        Our land inventory provides us with the opportunity to substantially increase our neighborhood count irrespective of additional land acquisitions in the near-term. We intend to opportunistically open neighborhoods from within our existing land holdings, as they contain significant capacity for additional development. Since our land inventory was reset to then-current fair market value upon the finalizing of our restructuring in September 2009, it is carried on our balance sheet at relatively low book values. Consequently, our margins should benefit from the ultimate development and future sale of homes on this land. We also believe that owning land inventory in well-amenitized, master-planned communities, as we primarily do, provides us a competitive advantage since such land inventory is typically more resilient to market softness and holds its value to a greater extent than other kinds of land inventory.

  Maximize profitability through the combination of our land acquisition and development expertise

        We evaluate land opportunities using a comprehensive business model focused on, among other things, demographic, macroeconomic and micro-market trends in order to determine the appropriate positioning in the market and probability of success. We believe we continue to obtain the "first look" at many quality land opportunities in our existing and target markets due to our local relationships with land sellers, brokers and investors. We also believe our land development expertise enhances our Homebuilding operations by enabling us to acquire and create larger, well-amenitized master-planned communities, control the timing of home site delivery and capture the opportunity to drive higher margins. Additionally, we have the experience and internal expertise to entitle, reposition and/or rezone potential land acquisitions that we believe will help us achieve attractive returns in the future.

  Create luxury master-planned communities that contribute to an outstanding homeowner experience

        We are a luxury homebuilder with a focus on creating an outstanding buyer experience and providing a high-quality product. Our core operating philosophy is to provide our homebuyers a positive, memorable experience from the time they walk into our sales office until well after we have delivered their home. We actively engage buyers in every aspect of the building process, from tailoring our product to their lifestyle needs, with attractive design selections to providing them updates on the entire construction process up to the point of delivering their home. Additionally, we believe we attract buyers to purchase homes in our master-planned communities because of their prime locations and amenity offerings we create. As a result, our selling process focuses on the quality of our amenities and the lifestyle they provide, in addition to the excellent design and construction of our homes. Collectively, we believe our processes and products lead to a more satisfied homeowner and increase the number of potential buyers referred to our communities by existing homeowners.

  Increase market position in growth markets

        We believe there are significant opportunities to profitably expand in both our existing and new markets based on demographic and economic data, our own operating results and information gathered from our Real Estate Services segment. Our primary growth strategy is to focus on opportunities to grow market position within our existing coastal markets to leverage existing infrastructure. We evaluate land opportunities using a comprehensive business model focused on, among other things, demographic, macroeconomic and micro-market trends in order to determine the appropriate positioning in the market and probability of success. We may, on an opportunistic basis, explore expansion into other markets within Florida and the southeastern United States. We will pursue acquisitions and market expansions to the extent that our target buyers have a significant presence in those markets and we believe such expansion could ultimately be accretive to earnings.

  Offer a variety of new home products

        In order to meet the varying needs and desires of our target homebuyers, we maintain the expertise to deliver a variety of new home product lines, which gives us an opportunity to increase our market share. Throughout our history, we have successfully delivered homes across a broad spectrum of product offerings, ranging from homes targeting move-up buyers in smaller communities to luxury homes in well-amenitized communities. Our expertise allows for a diversified product strategy that enables us to better serve a wide range of buyers, adapt quickly to changing market conditions and optimize performance and returns while strategically reducing portfolio risk. In conjunction with our land acquisition process, we determine the profile of buyers to target and design neighborhoods and homes with the specific needs of those buyers in mind. Our Homebuilding operation has the flexibility to efficiently deliver an extensive range of single- and multi-family homes to target both buyers that may be looking for value oriented product, as well as those desiring the most luxurious of homes.

  Focus on scalable cost structure to enhance returns

        We believe that our Homebuilding platform and our senior management's hands-on approach and focus on controlling costs favorably position us to generate attractive returns for our investors. We competitively bid each phase of the development and construction process and preserve strong relationships with our trade partners by closely managing production schedules and paying in a timely manner. Our Homebuilding operations strive to maximize floor plan re-use among communities, maintain cycle time control, and implement home construction cost initiatives.

        We continually evaluate all aspects of our overhead across each operating segment. We have also made and continue to make significant investments in systems and infrastructure to continue to support and operate our business efficiently. As a result, our operation is scalable and the near-term future growth is not expected to require considerable additional overhead, leading to the efficient execution of our expansion strategy.

  Grow our Real Estate Services segment in order to take advantage of rising Florida resale home prices

        Our real estate brokerage business positions us to benefit from the housing recovery in Florida resale home prices. As distressed home sales as a percentage of total sales continues to drop, and new home sales as a percentage of total sales continues to increase, we expect the average selling price of homes across Florida to appreciate, driving margin growth in our real estate brokerage business. As our real estate brokerage business is highly scalable, we believe there are opportunities to further improve our profitability by growing our geographic footprint organically or through acquisitions. This business also helps provide valuable, real-time insight into market trends, buyer preferences and demand for different products and locations, which we will continue to use to evaluate land opportunities, community and amenity plans and home designs in our Homebuilding operations. This insight is gained by, among other things, utilizing focus groups comprised of our knowledgeable and local real estate agents as well as analyzing data derived from our information systems.

  Maintain a disciplined capital structure

        We intend to employ both debt and the net proceeds from this offering, coupled with redeployment of cash flows from continuing operations, as part of our ongoing financing strategy to fund future growth and operations. Consistent with this strategy, we intend to employ prudent levels of debt and equity to finance the acquisition and development of new home sites and construction of our homes. As of March 31, 2013, we had $122.8 million of total debt outstanding, net of a discount of $2.2 million, all of which was from our 2017 Senior Secured Term Notes. As a means of sustaining our long-term financial health and limiting our exposure to unforeseen dislocations in the debt and financing markets, we currently expect to remain conservatively leveraged by targeting a net debt-to-net book capitalization of 40%. We believe our unique combination of a long-owned land supply coupled with a modest leverage position will enable us to continue to generate solid cash flow and the flexibility to grow while protecting us against future cyclical downturns.

        Following this offering, in accordance with our growth strategy, we intend to opportunistically raise approximately $             million of debt capital, subject to market and other conditions. We would expect to use the proceeds from any such financing primarily for the repayment of our 2017 Senior Secured Term Notes, the acquisition and development of land, home construction and general corporate purposes. Additionally, we will also look to finance our working capital needs by entering into a revolving credit facility following this offering.

Homebuilding

  Homebuilding Activities

        We design, sell and build homes across a broad range of price points and sizes, from approximately $150,000 to more than $1,000,000, and from approximately 1,200 to 4,400 square feet. Additionally, our land development expertise enhances our Homebuilding operations by enabling us to acquire and create larger, well-amenitized master-planned communities, control the timing of home site delivery and capture the opportunity to drive higher margins. During 2012, we delivered 352 homes with an average delivered price of $396,000, compared to 128 homes with an average delivered price of $326,000 in 2011. Our Homebuilding operations derive revenues from home deliveries and the sale of land and home sites. Our revenues from home deliveries have grown rapidly from $41.7 million in 2011 to $139.6 million in 2012. New orders increased from 245 in 2011 to 453 in 2012, an increase of 84.9%. As of March 31, 2013, we had a backlog of 316 homes contracted for sale at an aggregate purchase price of $144.2 million, compared to a backlog of 249 homes contracted for sale at an aggregate purchase price of $106.2 million as of March 31, 2012. In 2013, we currently expect to close approximately 90% of the units that were in our backlog as of March 31, 2013.

        We evaluate land opportunities using a comprehensive business model focused on, among other things, demographic, macroeconomic and micro-market trends in order to determine the appropriate positioning in the market and probability of success. We believe we continue to obtain the "first look" at many quality land opportunities in our existing and target markets due to our local relationships with land sellers, brokers and investors. We also believe our land development expertise enhances our Homebuilding operations by enabling us to acquire and create larger, well-amenitized master-planned communities, control the timing of home site delivery and capture the opportunity to drive higher margins. Additionally, we have the experience and internal expertise to entitle, reposition and/or rezone potential land acquisitions that we believe will help us achieve attractive returns in the future.

        We generally begin a master-planned community by purchasing undeveloped or partially developed real estate. We then commence infrastructure improvements and build complementary amenities in accordance with the development permits. This construction is managed by our employees, but the labor, materials and equipment are provided by third-party subcontractors. In addition, depending on the size of the community, infrastructure improvements and amenity construction are sometimes completed in phases, limiting the upfront capital. Upon completion of the initial phases of community improvements, we sell and build single- and multi-family homes targeting move up, second home and/or active adult buyers.

        Homes are designed to meet our target buyer's tastes and desires and to be cost effective and efficient to construct, while complying with zoning requirements and building codes, including Florida's stringent hurricane and energy efficiency regulations. We have a core product line, which we use across multiple communities, where applicable, to maximize efficiency. We engage nationally recognized independent architects and consultants to create and modify new designs. In addition, we regularly collect buyer feedback, including feedback from focus groups and buyers surveys, and incorporate that information into new home and community designs to ensure our products reflect current market preferences.

        In our neighborhoods, we typically offer a variety of floor plans. The exterior of most plans may be modified with a different elevation, including, but not limited to, varying the type of materials used, placement of windows, and roof line and garage orientation. Our buyers also have the ability to customize their homes through a wide selection of options and upgrades available at our design centers. We maintain design centers staffed with professional designers, where many of the options are displayed and demonstrated to assist the buyer's selection process. These options add additional revenues and typically improve the margins on homes that include them.

        We act as the general contractor in the construction of our homes. Our employees provide the purchasing, construction management and quality assurance of the homes we build, while third-party subcontractors provide the material and labor components of our houses. Our construction managers oversee the construction of our homes, coordinate the activities of subcontractors and suppliers, review the work of subcontractors for quality and cost controls and monitor compliance with zoning and building codes. At all stages of production, they coordinate the activities of subcontractors to meet our production schedules and quality standards. We typically do not maintain significant inventories of construction materials, except for work in progress materials for homes under construction. We compete with other homebuilders for qualified subcontractors, raw materials and home sites in the markets where we operate. Our construction time ranges from approximately four to 12 months for our single- and multi-family homes and will typically vary based on several factors including , the size and complexity of a home's design, the availability of labor, materials and supplies, and weather conditions.

        We hire experienced subcontractors to supply the trade labor and to procure some or all of the building materials required for all production activities. As is typical in the homebuilding industry, we generally do not have long-term contractual commitments with our subcontractors, suppliers or laborers. However, we maintain long standing mutually beneficial relationships with many of our subcontractors. We leverage our size and extensive relationships to maximize efficiencies, achieve cost savings and ensure consistent practices with our subcontractors.

        Our contracts with our subcontractors require that they comply with all federal, state and local laws, rules, regulations and ordinances that are applicable to their work. We also require that our subcontractors meet performance standards, maintain general liability insurance and worker's compensation insurance and hold or acquire all necessary licenses, permits and approvals before they begin work. Our contracts generally require subcontractors to indemnify us, our subsidiaries, affiliates, directors, officers, employees, and other agents against all actions, suits, proceedings, claims, demands, losses and expenses arising from or related to acts or omissions by or on behalf of the subcontractors in connection with their work, as well as for any violation of or failure to comply with legal requirements. Upon commencement of the project, subcontractors are responsible for any damage or loss that occurs at the work site until we give final acceptance. While we contract with an Occupational Health and Safety Administration ("OSHA") certified safety trainer to inspect all of our jobsites and maintain a complete safety program across all of our projects to ensure our subcontractors comply with required safety standards, the subcontractors are ultimately responsible for managing the safety of their own employees.

  Sales and Marketing

        Our sales and marketing program employs a multi-faceted approach to attract and source potential homebuyers. We leverage our extensive homebuyer database to develop strategically targeted electronic and direct marketing campaigns. We also market our communities through our website and traditional media and advertising outlets, among other marketing initiatives. The amenities in our communities enhance our brand and drive awareness through events such as the annual Franklin Templeton Shark Shootout, a PGA-sponsored event in our Tiburón community. We regularly conduct local community focus groups with our homebuyers, people actively looking for a home and local realtors to better understand our customers and the factors in their buying decision. We also develop communications and promotions targeted specifically for our extensive real estate broker network as they are integral to our marketing process and impact our sales activities in many of our communities.

        Our sales efforts are typically supported by sales centers with community scale models and displays. The sales centers are staffed with our licensed in-house commissioned sales personnel, armed with in-depth knowledge of our products and communities. We also maintain professionally decorated model homes demonstrating the features of our homes and the community lifestyle. These models are decorated based on the lifestyle of the targeted homebuyer. We believe that model homes play an integral role in the home buying process for a homebuyer and we will typically offer at least one-fully decorated model per neighborhood.

        Home construction is not typically started without a binding sales agreement, however, we employ a limited speculative homebuilding program, where we construct a home without an associated new order. While we continually monitor our speculative home needs based on market demand, this program is typically limited to three homes per neighborhood in various stages of construction. We typically sell our speculative homes while they are under construction or shortly after completion. As of March 31, 2013, we had an aggregate of four completed speculative homes and 59 speculative homes under construction.

        In order to purchase a home, a potential homebuyer will enter into a sales agreement and, in the case of a single-family home, provide us with a non-refundable earnest money cash deposit. In the case of sales of some of our multi-family homes that are considered condominium units under Florida law, the sales agreement and cash deposit are subject to a short rescission period, after which period the agreement becomes binding on both parties and the cash deposit becomes non-refundable, subject to Florida law. Generally, the deposit requirement for a single-or multi-family home is approximately 10% to 20% of the total purchase price. Further, homebuyers are generally required to pay additional deposits when they select options or upgrade features for their homes. Our sales contracts stipulate that when homebuyers cancel their contracts with us (after any cure period), we have the right to retain their earnest money and option deposits, subject to Florida law. Reported new orders include the number and value of contracts net of any cancellations occurring during the reporting period. Only outstanding sales agreements that have been signed by both the home buyer and us are reported and included in backlog.

        Typically, our sales agreements are not conditioned on the buyer securing financing. Given our target buyer demographics, our buyers tend to rely less on mortgage financing for their home purchases and typically provide higher deposits and down payments. In 2012, approximately 44% of our homebuyers were all-cash buyers, compared to approximately 16% of total new home closings nationally.

  Warranty

        We generally provide our single- and multi-family homebuyers with a one-to-three-year limited warranty for all material and labor and a ten-year warranty for certain structural defects. Warranty reserves are established by charging cost of sales and establishing a warranty liability upon each home delivery. The amounts charged are estimated by management to be adequate to cover expected warranty-related costs under all unexpired warranty obligation periods. Our warranty reserves are based upon historical warranty cost experience and are adjusted as appropriate to reflect qualitative risks associated with the homes constructed.

        We require our subcontractors to meet performance standards and maintain adequate insurance coverage to protect us against construction defect and bodily injury claims. As a result, claims relating to workmanship and materials are generally the primary responsibility of our subcontractors.

  Our Communities

        The following table sets forth summary information about our communities, as of March 31, 2013 (numbers set forth below are approximate):

Community	City, State	Remaining Home Sites Owned(1)	Active Selling Neighborhoods	Sales Price Range(2)	Home Size Range
				($ in thousands)	(sq. ft.)
Active Communities(3):
Heron Bay(4)	Parkland, FL	320	2	345 - 885	1,900 - 4,100
Tiburón(4)	Naples, FL	110	2	685 - 1,050	2,900 - 4,400
Manchester Square	Naples, FL	22	1	205 - 560	1,600 - 3,300
The Colony Golf & Bay Club(4)	Bonita Springs, FL	529	1	605 - 645	2,100 - 2,600
Pelican Preserve	Fort Myers, FL	986	5	150 - 540	1,200 - 2,700
Hampton Park(4)	Fort Myers, FL	406	2	220 - 455	1,800 - 2,800
Venetian Golf & River Club	Venice, FL	363	3	190 - 480	1,700 - 2,700
Tidewater Preserve	Bradenton, FL	472	4	185 - 595	1,700 - 3,800
Westshore Yacht Club(4)(5)	Tampa, FL	207	0	255 - 635	1,900 - 3,100

Total Active Communities		3,415	20

Other Communities(6):
Fort Myers SF/MF Parcels	Fort Myers, FL	321
Fort Myers Master-Planned	Fort Myers, FL	655
Shadow Wood Preserve(7)	Fort Myers, FL	19
Miromar Lakes	Fort Myers, FL	4
Hammock Bay(4)	Naples, FL	232
Lost Key Marina & Yacht Club	Pensacola, FL	70
Parkland Master-Planned	Parkland, FL	473
Hammock Dunes(7)	Palm Coast, FL	56
Lost Key Golf & Beach Club(4)(8)	Pensacola, FL	1,184

Total Other Communities		3,014

Total Communities		6,429

(1)
Includes home sites in our backlog.

(2)
Sales price range is based on homes closed since January 1, 2012 or in backlog as of March 31, 2013, inclusive of options, upgrades and home site premiums. Pricing is regularly reviewed and adjusted and these ranges may not represent current pricing.

(3)
Represents communities and land positions in which we are actively selling homes.

(4)
WCI developed these communities and sold a portion of the home sites to other builders.

(5)
In our Westshore Yacht Club community, we have sold out of homes in our active neighborhoods and are currently delivering homes in our backlog. Future neighborhoods are in various stages of planning.

(6)
Represents communities and land positions in which we currently do not have active Homebuilding operations as of March 31, 2013, with an aggregate book value of $26.7 million. These communities are in various states of product planning, entitlements or market analysis and represent our planned communities that will increase neighborhood and order counts organically going forward.

(7)
Represents home sites in a master-planned community in which we were not the developer.

(8)
450 of the home sites in the Lost Key Golf & Beach Club project are under contract to be sold to a buyer who currently intends to build a beachfront hotel.

  Heron Bay

        Heron Bay is a luxury golf, master-planned community consisting of approximately 3,000 total home sites located in Parkland, Florida, part of the Greater Fort Lauderdale area. We currently offer single-family homes in two neighborhoods that range in price from approximately $345,000 to $885,000 and size from approximately 1,900 to 4,100 square feet. The amenities feature approximately 32,000 square-feet of clubhouse space, fitness, resort style pools and spa, billiards, indoor racquetball, arts & crafts, meeting facilities, Har-tru clay tennis courts and a tennis shop, volleyball courts, basketball courts and a children's playground. The amenities are owned separately by the homeowners association, which we currently control, and a local government entity. The 18-hole golf course and clubhouse in the community is the former home of the Honda Classic, a PGA Tour event, and is currently owned and operated by a third party. As of March 31, 2013, there were approximately 320 home sites owned or in backlog.

  Tiburón

        Tiburón is a luxury golf, master-planned community consisting of approximately 535 total home sites located in Naples, Florida. We currently offer single- and multi-family homes in two neighborhoods that range in price from approximately $685,000 to $1,050,000 and size from approximately 2,900 to 4,400 square feet. The community includes 36-holes of Greg Norman-designed championship golf, and dining, fitness and spa services. The golf course is the home of the annual Franklin Templeton Shark Shootout, a PGA-sponsored event. Consistent with our business strategy to ultimately divest our interest in amenities assets, we profitably sold our joint venture ownership interest in the Tiburón Golf Club in 2011, but entered into a contract to manage the operations through 2014. As of March 31, 2013, there were approximately 110 home sites owned or in backlog.

  Manchester Square

        Manchester Square is a master-planned, infill community in Naples, Florida consisting of 117 total home sites, with one current active single-family neighborhood. Homes in this community range in price from approximately $205,000 to $560,000 and size from approximately 1,600 to 3,300 square feet. We sold out of the multi-family neighborhood in December 2012. The community includes a clubhouse, fitness center, resort-style pool, playground and basketball court owned by the homeowners association, which we currently control. As of March 31, 2013, there were approximately 22 home sites owned or in backlog.

  The Colony Golf & Bay Club

        The Colony Golf & Bay Club is a luxury golf, master-planned community set along Estero Bay and the Gulf of Mexico, consisting of approximately 1,400 total home sites located in Bonita Springs, Florida. The community offers a mix of residential product including luxury single-and multi-family and high-rise homes. The current neighborhood of multi-family homes range in price from approximately $605,000 to $645,000 and size from approximately 2,100 to 2,600 square feet. The Colony Golf & Bay Club amenities offer award-winning clubs, panoramic views of the Gulf of Mexico, a 34-acre island beach park and an equity golf and social club with an 18-hole championship golf course and an approximately 28,000 square foot clubhouse, tennis, spa and fitness facilities. A private dining club is offered exclusively to residents and their guests in the award-winning Bay Club and is owned by the homeowners association, which we currently control. The community re-opened for sales in the fourth quarter of 2012 and models are planned to be completed in the second quarter of 2013. As of March 31, 2013, there were approximately 529 home sites owned or in backlog.

  Pelican Preserve

        Pelican Preserve is an age-restricted, active adult, master-planned community consisting of approximately 2,150 total home sites in Fort Myers, Florida. Pelican Preserve was one of the first residential communities in the United States to be awarded the Gold Seal of Sustainability from Audubon International's Sustainable Development program. We currently offer single- and multi-family homes in five neighborhoods that range in price from approximately $150,000 to $540,000 and size from approximately 1,200 to 2,700 square feet. The community features the Plaza del Sol Town Center, an approximately 40,000 square foot facility, and in addition, outdoor and indoor pools, meeting facilities, restaurant, fitness center, 99 seat movie theatre, spa facilities, outdoor amphitheater, arts & craft studio, tennis and pickleball courts, softball field, lawn bowling and fishing pier. Pelican Preserve also includes a non-equity golf club with 27-holes of golf, a golf clubhouse, a pro-shop and a restaurant. We have retained ownership of the golf club and amenities. As of March 31, 2013, there were approximately 986 home sites owned or in backlog.

  Hampton Park

        Hampton Park is a move up, master-planned community consisting of approximately 520 total home sites located in Fort Myers, Florida. We currently offer single-family homes in two neighborhoods that range in price from approximately $220,000 to $455,000 and range in size from approximately 1,800 to 2,800 square feet. The community includes a sports and social club featuring a fitness center, resort style pool, club room, playground and outdoor pavilion with fireplace and grilling area owned by the homeowners association, which we currently control. This community was re-opened for sales with new home models in the fourth quarter of 2012. As of March 31, 2013, there were approximately 406 home sites owned or in backlog.

  Venetian Golf & River Club

        Venetian Golf & River Club is an age-targeted, master-planned community consisting of approximately 1,375 home sites located in Venice, Florida. We currently offer single- and multi-family homes in three neighborhoods that range in price from approximately $190,000 to $480,000 and size from approximately 1,700 to 2,700 square feet. The amenities include The River Club, which offers tennis, fitness, dining and swimming, and a non-equity golf club with an 18-hole golf course, clubhouse, restaurant, golf shop and locker room facilities. The community also features a 70-acre nature park, canoe launch and three miles of nature trails. Consistent with our business strategy to ultimately divest our interest in amenities assets, the River Club was sold to the existing community development district in 2012 and concurrent with the sale we entered into a contract to manage and operate the facility through 2015. We have retained ownership of the golf course. As of March 31, 2013, there were approximately 363 home sites owned or in backlog.

  Tidewater Preserve

        Tidewater Preserve is a waterfront, master-planned community offering two miles of riverfront property consisting of approximately 550 home sites located in Bradenton, Florida. We currently offer single- and multi-family homes in four neighborhoods that range in price from approximately $185,000 to $595,000 and range in size from 1,700 to 3,800 square feet. The amenities include a marina with a boat lift and a clubhouse with fitness facilities, billiards, resort style pool, tennis complex, canoe park and riverfront nature walking trails. The marina is owned by us, the clubhouse and associated facilities are owned by the homeowners association, which we currently control. As of March 31, 2013, there were approximately 472 home sites owned or in backlog.

  Westshore Yacht Club

        The Westshore Yacht Club is an infill, waterfront, master-planned community of approximately 550 single- and multi-family homes and high-rise homes in Tampa, Florida. The amenities include the Westshore Yacht Club Marina with approximately 150 boat slips ranging in size from 40 to 100 feet. The Bay Club offers a clubhouse facility with dining, fitness, spa and swimming facilities. The marina is owned by us, and in keeping with our business strategy to ultimately divest our interest in amenities assets, the club facility and operations were profitably sold to a third party in 2012. As of March 31, 2013, there were approximately 207 home sites owned or in backlog, of which 160 are currently zoned for high-rise construction. In this community, we have sold out of homes in our active neighborhoods and are currently delivering homes in our backlog. Future neighborhoods are in various stages of planning.

  Home Sites by Development Status

        The following table sets forth summary information about the development status of our home sites, as of March 31, 2013 (numbers set forth below are approximate):

Development Status	Owned	Controlled(1)	Total
Finished	1,119	406	1,525
Partially Developed	1,938	263	2,201
Raw	1,823	1,234	3,057
High Rise	1,549	0	1,549

Total	6,429	1,903	8,332

(1)
Represents home sites under lot option contracts or land purchase contracts. There can be no assurance that we will acquire any of these home sites on the terms or timing anticipated, or at all, or that we will proceed to sell and build homes on any of the land we own, control or acquire. See "Risk Factors—Risks Related to Our Business—We may not be successful in our effort to identify, complete or integrate acquisitions, which could adversely affect our results of operations and future growth."

  Recent and Pending Land Acquisitions

        In April 2013, we closed on the acquisition of a master-planned community consisting of approximately 1,525 remaining home sites in six neighborhoods, including approximately 400 home sites that are ready to build, for an aggregate purchase price of $47.2 million. As of April 30, 2013, we had one purchase contract outstanding to acquire land planned for approximately 360 home sites in two neighborhoods, situated in one master-planned community, for an aggregate purchase price of approximately $18 million, net of deposits.

        There can be no assurance that we will acquire any of these home sites on the terms or timing anticipated, or at all, or that we will proceed to sell and build homes on any of the land we own, control or acquire. See "Risk Factors—Risks Related to Our Business—We may not be successful in our effort to identify, complete or integrate acquisitions, which could adversely affect our results of operations and future growth."

Real Estate Services

  Real Estate Brokerage

        We operate a full-service real estate brokerage business in most of the largest metropolitan areas in Florida through our wholly-owned subsidiary Watermark Realty, Inc. ("Watermark"). In 2012, Watermark was the third-largest real estate brokerage in Florida and the 36th largest in the United States based on sales volume. As of March 31, 2013, we had 39 brokerage offices and exclusive relationships with approximately 1,340 independent, licensed real estate agents. Our real estate brokerage business allows us to take advantage of the recovery in Florida resale home prices, supplementing our ability to profit on new home sales through our Homebuilding segment. Additionally, Watermark is a source of valuable information on market trends from which our Homebuilding segment benefits on a real-time basis. In 2012, we brokered over 9,100 home sale transactions representing either the buy side or the sell side of the transaction. The average selling price on closed home sale transactions increased 7.0% from 2011 to 2012 and our total retail sales volume was over $2.2 billion in 2012.

        We compete with other national independent real estate organizations, other national real estate franchisors, franchisees of local and regional real estate franchisors, regional independent real estate organizations, discount brokerages, and smaller niche companies competing in local areas. We also compete in order to hire and retain qualified licensed independent sales agents. Generally, we enter into independent contractor agreements with qualified licensed, independent real estate agents in order to retain their professional services for soliciting buyers, tenants, sellers and landlords of residential properties. Pursuant to such agreements, we do not have an employer-employee relationship with these real estate agents and, as a result, we do not control the manner and means by which these real estate agents operate, and are not obligated to withhold income taxes, social security taxes, disability, workers compensation or unemployment insurance payments, unless required by law. We also do not provide for any minimum salary payment, sick pay, vacation pay, health insurance, or any other benefits. Our contracts require that the real estate agents comply with all applicable laws, rules, regulations and codes of ethics and maintain all necessary licenses. Our agents negotiate all of the terms and conditions of commissions charged to clients and we are not liable to the agents for commission payments until transactions are fully closed and full funding to Watermark has occurred.

        We manage the inherent risks involved with our collective real estate transactions through Watermark's Professional Liability Risk Management Program. Through this program, we assess and apply our resources to reduce and finance any identified professional liability loss exposure. To finance and limit the impact of such exposure, we maintain professional liability insurance policies to cover losses due to errors or omissions committed for or on behalf of our operations in Florida. We otherwise require that the real estate agents maintain automobile liability insurance and indemnify Watermark, us, our subsidiaries, affiliates, stockholders, directors, officers, employees, and other representatives from any liability caused by the agent's negligence, fraud, or omissions, as well as any claims arising out of the agent's personal activities.

        Watermark currently does business as Prudential Florida Realty pursuant to a franchise agreement that provides us the exclusive right to provide residential brokerage services under the Prudential brand name across nine counties in Florida. The exclusive franchise areas are Lee, Collier, Martin, West Palm Beach, Broward, Charlotte, and Dade Counties and in portions of Hillsborough and Manatee Counties. We pay a royalty based on gross commission revenue on a monthly basis. Under the franchise agreement, we must comply with operating standards and terms and conditions imposed by the franchisor and must obtain their consent in order to open up new operating locations or operate other businesses within the insurance or real estate brokerage industries. The agreement also permits the franchisor to terminate the agreement in certain cases, such as a failure to pay royalties and fees or to perform covenants contained in the franchise agreement, bankruptcy, abandonment of the franchise, commission of a felony, assignment of the franchise without their consent or failure to comply with applicable law or maintain applicable standards in the operation and condition of the relevant business location. If the agreement terminates due to our failure to comply with the terms and conditions of the agreement, it may be liable for a termination payment.

        Pursuant to an agreement with the franchisor, we have the option to terminate the franchise agreement upon written notice until June 30, 2013. If we do not exercise this option to terminate, the franchise agreement will continue to run through its expiration in March 2014. We are currently evaluating alternative branding opportunities for this business.

  Title Insurance and Closing Services

        In a majority of real estate transactions, a buyer will choose, or will be required, to purchase title insurance that will protect the buyer and/or the mortgage lender against loss or damage in the event that title is not transferred properly and to insure free and clear ownership of the property by the buyer. Our title and settlement services business, which we operate as Florida Title & Guarantee, assists with the closing of a real estate transaction by providing full-service title and settlement (i.e., closing and escrow) services to individuals, real estate companies, including our company-owned real estate brokerage and relocation services businesses, and mortgage lenders. Our title business also allows us to better manage our new home sales by providing a level of visibility and control over the home delivery process in cases where homebuyers choose to use our title services. For the year ended December 31, 2012, approximately 82% of our home deliveries were settled by Florida Title & Guarantee, and our Homebuilding and brokerage businesses provided for approximately 88% of Florida Title & Guarantee's total title services revenues. As part of our title services, we also act as a title agent for a variety of large, national underwriters and derive revenue from commissions on title insurance premiums and closing services provided to our homebuyers, third-party residential closings and commercial closings.

Amenities

        Our recreational amenities, including championship golf courses with clubhouses, fitness, spa, tennis and recreational facilities, walking trails, resort style pools, marinas, movie theaters, town centers, and a variety of restaurants, are central to our mission of delivering luxury lifestyle experiences to our homebuyers. Our Amenities operations derive revenues primarily from the sale of club memberships, membership dues, and golf and restaurant operations. Amenities at our communities are owned by either community residents or non-residents in equity membership programs, unaffiliated third parties, or retained by us. Currently, we have approximately 4,900 members across all of our owned and managed clubs. As we plan the development of new communities, the ownership of the amenities is structured to cater to the preferences and expectations of community residents, and provide us with a specific exit plan, which may include a sale to the community homeowners' association or a third party as communities and their related amenities mature.

        These amenities offer our homebuyers a luxury lifestyle experience, enabling us to enhance the marketability and sales value of the homes we deliver, as compared to non-amenitized communities. The amenities in our communities enhance our brand and drive awareness through events such as the annual Franklin Templeton Shark Shootout, a PGA-sponsored event in our Tiburón community. We continue to re-invest in our community amenities to adapt to changing demographics and homebuyer preferences to ensure they maintain their luxury appeal.

Segments

        Our business is organized into three operating segments: Homebuilding, Real Estate Services and Amenities. See Note 19 of the notes to our audited consolidated financial statements included elsewhere in this prospectus for financial information about our segments.

Our Headquarters and Other Properties

        As of March 31, 2013, we owned approximately 246,000 square feet of amenity space and 50,000 square feet of sales office space throughout Florida. In addition, we lease approximately 19,000 square feet of office space in Bonita Springs, Florida, which serves as our corporate headquarters, and approximately 173,000 aggregate square feet of office space in other locations throughout Florida, which serve as branch office space for our related Real Estate Services businesses.

Other Investments

        We selectively enter into business relationships through partnerships and joint ventures with unrelated parties. These partnerships and joint ventures will typically acquire, develop, market and operate homebuilding, timeshare, amenities, and/or real estate services projects.

  Pelican Landing Golf Resort Ventures Limited Partnership

        We are the general partner and a limited partner in Pelican Landing Golf Resort Ventures Limited Partnership (the "Golf Resort"), with Hyatt Equities, L.L.C. as another limited partner. The Golf

Resort, a certified Audubon International Golf Signature Sanctuary, was formed in 1998 as a Delaware limited partnership for the purpose of owning, developing, and operating an 18-hole, Raymond Floyd-designed, public golf course, known as Raptor Bay Golf Club, in Lee County, Florida, which commenced operations in 2001. Net income and losses are allocated to the partners on the basis of ownership interests. The Golf Resort entered into a management agreement with us to manage the golf facilities and provide human resources and personnel services.

  Pelican Landing Timeshare Ventures Limited Partnership

        We are a limited partner in Pelican Landing Timeshare Ventures Limited Partnership (the "Timeshare Venture"), with an affiliate of Hyatt Hotels Corporation, as the general partner and a limited partner. The Timeshare Venture was formed in 1998 as a Delaware limited partnership for the purpose of acquiring, developing, constructing and operating a vacation ownership condominium complex in Lee County, Florida, known as Hyatt Coconut Plantation (the "Resort"). We also acted as the general contractor for construction of the Resort. The Timeshare Venture also entered into various agreements with Hyatt Vacation Ownership, Inc. and other Hyatt-affiliated entities, whereby such entities provide administrative and sales and marketing services, as well as use of the Hyatt brand and trademarks. Income and losses of the limited partnership are allocated according to the limited partnership agreement.

        The Timeshare Venture sells vacation ownership intervals at the Resort by conveying fee title to buyers subject to a time-share plan. Upon acquisition of a vacation ownership interval, buyers become club members in the Hyatt Vacation Club, a multisite time-share plan, that allows members to reserve accommodations at all of the Club's affiliated facilities. The Resort currently consists of 72 condominium units.

Seasonality

        We have historically experienced, and in the future expect to continue to experience, variability in our results on a quarterly basis, primarily due to our Homebuilding segment. Because many of our Florida homebuyers prefer to close on their home purchases before the winter, the fourth quarter of each year often produces a disproportionately large portion of our total year's revenues, profits and cash flows. Typically, we expect to generate a higher proportion of our annual total Homebuilding revenues in the fourth quarter. Our revenue therefore may fluctuate significantly on a quarterly basis and we must maintain sufficient liquidity to meet short-term operating requirements.

        As a result of seasonal activity, our quarterly results of operation and financial position at the end of a particular quarter are not necessarily representative of the results we expect at year end. We expect this seasonal pattern to continue, although it may be affected by economic conditions in the homebuilding industry.

        In contrast to our typical seasonal results, the weakness in homebuilding market conditions in the United States during recent years has mitigated our historical seasonal variations. Although we may experience our typical historical seasonal pattern in the future, we can make no assurances as to when or whether this pattern will recur. See "Risk Factors—Risks Related to Our Business—Our quarterly operating results may fluctuate because of the seasonal nature of our business and other factors."

Raw Materials

        The principal raw materials used in the construction of our homes are concrete and forest products. In addition, we use a variety of other construction materials in the homebuilding process, including drywall, plumbing and electrical items. Typically, all the raw materials and most of the components used in our business are readily available in the United States. Most of our standard items are carried by major suppliers. We attempt to enhance the efficiency of our operations by using, where practical, standardized materials that are commercially available on competitive terms from a variety of sources. In addition, our purchasing programs for certain building materials, appliances, fixtures and other items allow us to benefit from large quantity purchase discounts and, where available, manufacturer or supplier rebates. We continue to monitor the supply markets to achieve the best prices available. However, a rapid increase in the number of homes started could cause shortages in the availability of such materials, thereby leading to delays in the delivery of homes under construction. See "Risk Factors—Risks Related to Our Business—Labor and raw materials and building supply shortages and price fluctuations and other problems in the construction of our communities could delay or increase the cost of home construction and adversely affect our operating results."

Competition

        We compete in each of our markets with other local, regional and national homebuilders. We not only compete for homebuyers, but also for desirable land assets, financing, building materials, skilled management talent and trade labor. We also compete with other housing alternatives, such as existing home sales (including lender-owned homes acquired through foreclosure or short sales) and rental housing. We believe we have a competitive advantage in attracting many of our targeted homebuyers, as they are more likely to value and pay for the quality of lifestyle, construction and amenities in the well-amenitized, master-planned communities for which we are known. Finally, we also believe our focus and expertise in the higher priced move-up and second home market segments gives us an advantage in our markets, as small private builders, who have typically targeted these segments, either have ceased homebuilding operations in our markets as a result of the housing downturn or have limited access to financing.

        Certain of our homebuilding competitors, including larger public companies, may have long-standing relationships with local labor, materials suppliers or land sellers in certain areas, which may provide them an advantage in their respective regions or local markets. They may also have longer operating histories, better relationships with suppliers and subcontractors and may have more resources or lower cost of capital than us. These competitive conditions may adversely affect our business, financial condition and results of operations by decreasing our revenues, impairing our ability to successfully execute our land acquisition and land asset management strategies, increasing our costs and/or diminishing growth in our Homebuilding segment.

        Our real estate brokerage business also competes with other national real estate organizations, regional independent real estate organizations, discount brokerages, and smaller niche companies competing in local areas. Real estate brokers compete for sales and marketing business primarily on the basis of services offered, reputation, utilization of technology, personal contacts and brokerage commission. In addition, the real estate brokerage industry has minimal barriers to entry for new participants, including participants pursuing non-traditional methods of marketing real estate, such as Internet-based brokerage or brokers who discount their commissions.

Government Regulation, Health and Safety and Environmental Matters

  Government Regulation

        Our Homebuilding operations, including land development activities, are subject to extensive federal, state and local statutes, ordinances, rules and regulations, zoning and land use, building, employment and worker health and safety regulation. These regulations affect all aspects of the homebuilding process and can substantially delay or increase the costs of Homebuilding activities, even on land for which we already have approvals. In addition, larger land parcels are generally undeveloped and may not have all of the governmental approvals necessary to develop and construct homes. If we are unable to obtain these approvals or obtain approvals that restrict our ability to use the land in ways we do not anticipate, the value of the parcel will be negatively impacted. During the development process, we must obtain a number of approvals from various governmental authorities that regulate matters such as: permitted land uses, levels of density and architectural designs; the level of energy efficiency our homes are required to achieve; the building of roadways and creation of traffic control mechanisms and the installation of utility services, such as water, sewage and waste disposal, drainage and storm water control, electricity and natural gas; the dedication of acreage for open space, parks, schools and other community services; and the preservation of habitat for endangered species and wetlands, storm water control and other environmental matters. These government entities often have broad discretion in exercising their approval authority. The approval process can be lengthy and cause significant delays or permanently halt the development process. The approval process may also be opposed by neighboring landowners, consumer or environmental groups, among others, and that in turn can cause significant delays or permanently halt the development process. In addition, new housing developments are often subject to various assessments for schools, parks, streets, highways and other public improvements. Our projects may also contain water features such as lakes or marinas for boating or other recreational activities. These water features may be subject to governmental regulations which could result in high maintenance costs. In addition, local governments in some of the areas where we operate have approved, and others where we operate or may operate in the future may also approve, various "slow growth" or "no growth" homebuilding initiatives and other ballot measures that could negatively impact the availability of land and building opportunities within those jurisdictions.

        The title insurance industry is closely regulated by the Florida Department of Financial Services, Office of Insurance Regulation. These regulations impose licensing and other compliance requirements upon our title insurance business and require that we offer title insurance products in accordance with a promulgated rate schedule.

        Our condominiums in Florida are also subject to Florida administrative regulations, which among other things, approve our projects and monitor our ability to fund reserves for each condominium. In connection with our development of condominiums and offering of condominium units for sale, we must submit regulatory filings, and we are subject to Florida's Condominium Act.

        Furthermore, we are also subject to state legislation and IRS rulings pertaining to community development districts. A CDD is a local, special purpose government framework authorized by Florida's Uniform Community Development District Act of 1980, as amended, and provides a mechanism to manage and finance the infrastructure required to develop new communities. CDDs are legal entities with the ability to enter into contracts, own property, sue and be sued, and impose and levy taxes and/or assessments. CDDs are subject to audit and rulings from the IRS with respect to the tax-exempt status of their bonds.

        Finally, we are subject to various laws and regulations containing general standards for and limitations on the conduct of real estate brokers and sales associates, including those relating to licensing of brokers and sales associates, administration of escrow funds, collection of commissions, advertising and consumer disclosures. Under Florida state law, our real estate brokers have certain duties to supervise and are responsible for the conduct of their brokerage business. Although real estate sales agents historically have been classified as independent contractors, rules and interpretations of state and federal employment laws and regulations could change, including those governing employee classification and wage and hour regulations, and these changes may impact industry practices and our real estate brokerage operations. Florida state law requires real estate brokers to supervise the activities of their sales associates. Our brokerage practices are also subject to regulation by the Consumer Financial Protection Bureau.

        Although we believe that our operations are in full compliance in all material respects with applicable federal, state and local requirements, our operations may be materially impacted and our growth and development opportunities may be limited and more costly as a result of legislative, regulatory or municipal requirements. See "Risk Factors—Risks Related to Our Business—We are

subject to extensive governmental regulation, which may substantially increase our costs of doing business and negatively impact our financial condition and results of operations. Failure to comply with laws and regulations by our employees or representatives may harm us."

  Health and Safety

        We consider health, safety and accident prevention to be of primary importance in all phases of our Homebuilding operation and administration. In order to comply with the provisions of OSHA, we have established and implemented a health and safety program. This program includes informing all of our employees of our health and safety policies and procedures, conducting weekly documented safety inspections, and applying corrective and disciplinary measures for any failure to comply with applicable laws and standards. We also contract with an authorized OSHA trainer and a certified CPR and First Aid trainer to monitor and inspect our jobsites and provide training and corrective action, if necessary. We require our subcontractors to maintain a health and safety program that meets or exceeds all applicable laws and standards. We also require them to maintain competent supervisors and safety inspectors, adequate and prescribed health and safety training, and tools and equipment that are in a safe condition.

  Environmental Matters

        We are also subject to various federal, state and local environmental laws and regulations relating to the operation of our properties, which are administered by numerous federal, state and local governmental agencies. We expect that increasingly stringent laws and regulations will be imposed on homebuilders in the future. As climate change concerns grow, legislation and regulatory activity of this nature is expected to continue and become more onerous. Additionally, environmental and energy efficiency requirements imposed by government regulations could add to building costs and have an adverse impact on the availability and price of certain raw materials such as lumber, which in turn could reduce profitability.

        From time to time, the EPA and similar federal or state agencies conduct inspections of our properties for compliance with these environmental laws and a failure to strictly comply may result in an assessment of fines and penalties and an obligation to undertake corrective actions. Any such enforcement actions may increase our costs. See "Risk Factors—Risks Related to our Business—Compliance with applicable environmental laws may substantially increase our costs of doing business, which could negatively impact our financial condition and results of operations."

        Under various environmental laws, current or former owners or operators of real estate whether leased or owned, as well as certain other categories of parties, may be required to investigate and clean up hazardous or toxic substances or petroleum product releases, and may be held liable to a governmental entity or to third parties for related damages, including for bodily injury, and for investigation and clean-up costs incurred by such parties in connection with the contamination, regardless of whether such contamination or environmental conditions were created by us or a prior owner or tenant, or by a third party or neighboring party. The costs of any required removal, investigation or remediation of such substances or the costs of defending against environmental claims may be substantial. The presence of such substances, or the failure to remediate such substances properly, may also adversely affect our ability to sell the land or to borrow using the land as security. Although environmental site assessments conducted at our properties have not revealed any environmental liability that we believe would have a material adverse effect on our business, financial condition or results of operations, nor are we aware of any material environmental liability or concerns, there can be no assurance that the environmental assessments that we have undertaken have revealed all potential environmental liabilities, or that an environmental condition does not otherwise exist as to any one or more of our properties that could have a material adverse effect on our business, financial condition or results of operations.

Employees

        As of March 31, 2013, we had 572 full-time, year-round employees, of which approximately 119 were Homebuilding or corporate employees, 124 were Real Estate Services employees, and 329 were Amenities employees. While our Homebuilding and corporate employees oversee our Homebuilding operations, we hire experienced third-party subcontractors to supply the trade labor and to procure some or all of the building materials required for all production activities. In addition, as of March 31, 2013, we had exclusive relationships with approximately 1,340 independent, licensed real estate agents, through our real estate brokerage business.

Intellectual Property

        We own certain logos and trademarks that are important to our overall branding and sales strategy. As of March 31, 2013, we owned over 40 registered trademarks and over 80 domain names.

Information Technology

        We use information technology and other computer resources to carry out important operational and marketing activities as well as to maintain our business and employee records. Many of these resources are provided to us and/or maintained on our behalf by third-party service providers pursuant to agreements that specify certain security and service level standards.

Insurance

        We maintain insurance through third-party commercial insurers, subject to deductibles and self-insured amounts, to protect us against various risks associated with our activities, including, among others, general liability, property, workers' compensation, automobile and employee fidelity and management liability. Litigation is managed by our legal department, with assistance from our risk management team on insurance coverage matters and from other division personnel as required. We are focused on claim prevention through training, standardized documentation and centralized processes.

Legal Proceedings

  Proceedings and Claims Related to our Bankruptcy Case

  Bankruptcy Claims

        On August 4, 2008, the Debtors filed voluntary petitions for reorganization relief under Bankruptcy Code in the Bankruptcy Court. The Debtors filed an initial joint plan of reorganization and related disclosure statement on June 8, 2009, a first amended joint plan of reorganization and disclosure statement on July 1, 2009 and a second amended joint plan of reorganization and disclosure statement on July 17, 2009. The Plan received formal endorsement of both the senior secured creditors and the official committee of unsecured creditors and was confirmed by the Bankruptcy Court on August 26, 2009. The Plan was declared effective on September 3, 2009 and the Debtors emerged from bankruptcy on that date.

        WCI is responsible to satisfy only those claims against the Debtors as specified in the Plan and the Confirmation Order. WCI satisfied claims by the Debtors' primary financial creditors against the Debtors with the issuance to such holders on September 3, 2009 of (a) the senior secured term loan, (b) the senior secured subordinated term loan, and (c) 95% of the shares of common stock issued under the Plan (without accounting for certain shares reserved for issuance or issuable on account of preferred shares issued under the Plan). In addition, the Plan and the Confirmation Order required WCI to satisfy the following claims against the Debtors: (a) certain "Allowed" claims that are entitled to priority status under section 507(a) of the Bankruptcy Code, by payment in full; (b) certain

"Allowed" secured claims, by payment in full; and (c) certain unsecured claims that are "Allowed" in an amount of $135,000 or less, by payment at a rate of 2% of the amount of the claim. In order for a claim to be "Allowed" under the terms of the Plan of Reorganization, among other things, it must (a) have been (i) timely asserted against, or (ii) formally acknowledged by, the Debtors in the Chapter 11 Cases, and (b) be liquidated, non-contingent, and undisputed.

        WCI has resolved and satisfied a substantial majority of the claims asserted to date against the Debtors in the Chapter 11 Cases for which it is responsible under the Plan and the Confirmation Order. Based on the amount asserted by the purported creditors in the remaining unsatisfied and unresolved claims, as of May 22, 2013, WCI's maximum liability was $3.9 million with respect to such claims. However, we believe that some of the claims filed as secured claims will not be paid in full and therefore WCI's maximum liability for the claims that remain unsatisfied and unresolved is substantially less than $3.9 million.

        The Plan and the Confirmation Order provide that, other than as provided therein, and as generally described above, neither WCI nor any of its subsidiaries is responsible for any obligation of the Debtors arising prior to September 3, 2009. The Plan and the Confirmation Order further provide that all persons are precluded from and forever barred against asserting any claim against WCI, any of its subsidiaries, or any of their respective assets, based upon any act, omission, transaction, or other activity of any kind or nature that occurred or came into existence prior to September 3, 2009, whether or not the facts of or legal bases were known or existed prior to the Effective Date.

        Notwithstanding the provisions of the Plan and the Confirmation Order, WCI and certain of its subsidiaries have been subject to certain actions for certain alleged acts, omissions, transactions, or other activities of certain of the Debtors that occurred or came into existence prior to September 3, 2009. It is our policy to vigorously oppose such actions. WCI and certain of its subsidiaries are presently party to two separate litigations that they have asserted are being prosecuted in contravention of the Plan and the Confirmation Order. However, certain factual and legal issues in these litigations remain unresolved and there therefore exists a risk that such issues could be resolved against WCI and its named subsidiaries. In such an event, WCI and its named subsidiaries could be liable to satisfy in full any final judgment entered in favor of the plaintiffs therein.

  The Watermark Condominium Residences Association, Inc. Matter

        The Watermark Condominium Residences Association, Inc. (the "Watermark Association") administers and manages a luxury condominium tower in Hudson County, New Jersey, known as "The Watermark." Debtor WCI Towers Northeast USA, Inc. ("WCI Towers") was the sponsor and developer of The Watermark, construction of which was completed in 2008. The Watermark Association filed a proof of claim in the Chapter 11 Cases on February 5, 2009 in an unliquidated amount. Following the Effective Date, WCI reached a settlement in the state court litigation it had commenced in the Superior Court of New Jersey, Hudson County, whereby the general contractor for The Watermark agreed to pay to WCI the amount of $1.4 million. The Watermark Association moved to impose a constructive trust on the proceeds of that settlement. The settlement was funded and the $1.4 million settlement currently remains in escrow pending the resolution of the Watermark Association's constructive trust motion. The New Jersey state court judge deferred ruling on the constructive trust until the Bankruptcy Court provides guidance on whether the settlement proceeds are property of the bankruptcy estate.

        Additionally, the Watermark Association has sued WCI, WCI Towers and several former WCI employees and subcontractors in a separate lawsuit in the Superior Court of New Jersey, Hudson County, to recover damages arising from certain alleged construction defects at The Watermark. WCI and WCI Towers moved to dismiss the Watermark Association's complaint on the basis that, among other things, the claims asserted therein arose prior to the effective date of the Plan of Reorganization and are therefore subject to the treatment provided under the Plan of Reorganization. The motion to dismiss is currently pending.

        If the Watermark Association is permitted to assert its claims directly against WCI and WCI Towers without regard to the Plan and the Confirmation Order, we may be responsible to pay any final, non-appealable judgment obtained by the Watermark Association in full rather than pursuant to the treatment set forth in the Plan of Reorganization. The Company disputes the allegations made in this action and intends to vigorously defend this action.

  The Lesina at Hammock Bay Condominium Association, Inc. Matter

        The Lesina at Hammock Bay Condominium Association, Inc. (the "Lesina Association"), administers and manages a luxury condominium tower in Collier County, Florida, which was built and developed by one of the Debtors. The Lesina Association filed a proof of claim in the Chapter 11 Cases on February 2, 2009 in an unliquidated amount. On April 11, 2012, the Lesina Association filed a motion in the Bankruptcy Court requesting a declaration from the Bankruptcy Court that its claims arose after the September 3, 2009 effective date of the Plan and that the Lesina Association is therefore entitled to commence a state court action for warranty claims against WCI. WCI opposed this motion and the Bankruptcy Court ordered the Lesina Association and WCI to mediation. The mediation was unsuccessful and the motion remains pending.

        On May 17, 2013, the Bankruptcy Court granted the Lesina Association's motion and determined that the Plan does not bar the Lesina Association from pursuing its statutory warranty claims and assessment claims against the Company. The Company intends to appeal this decision. The Company disputes the allegations made in this action and intends to vigorously defend this action.

  Other Proceedings

        We are subject to various other claims, complaints and other legal actions arising in the normal course of business. These matters are subject to many uncertainties, and the outcomes of these matters are not within our control and may not be known for prolonged periods of time. Nevertheless, we believe the outcome of any of these currently existing proceedings, even if determined adversely, would not have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Officers and Directors

        Set forth below are the names, ages (as of May 1, 2013) and positions of our directors and executive officers.

Name	Age	Position(s) held
Keith E. Bass	48	President, Chief Executive Officer and Director
Russell Devendorf	40	Senior Vice President and Chief Financial Officer
Vivien N. Hastings	61	Senior Vice President and General Counsel
Paul J. Erhardt	44	Senior Vice President of Homebuilding and Development
Reinaldo L. Mesa	51	Senior Vice President of Real Estate Services; President and Chief Executive Officer, Watermark Realty, Inc.
Stephen D. Plavin	53	Chairman of the Board of Directors
Patrick J. Bartels, Jr.	37	Director
Michelle MacKay	46	Director
Christopher E. Wilson	50	Director

Biographical Information

        The following is a summary of certain biographical information concerning our directors and our executive officers. Vivien N. Hastings and Reinaldo L. Mesa were executive officers of WCI's predecessor company at and from the time it filed voluntary petitions for reorganization relief under the provisions of Chapter 11 of the Bankruptcy Code on August 4, 2008 through its emergence from bankruptcy.

Keith E. Bass, President, Chief Executive Officer and Director

        Keith E. Bass has served as our President and Chief Executive Officer since December 2012 and as a member of our board of directors since March 2012. Mr. Bass has over 25 years of homebuilding experience and, prior to joining WCI, held a number of senior executive leadership positions at national homebuilding and development companies. Before becoming our chief executive officer, Mr. Bass was President of Pinnacle Land Advisers from 2011 to November 2012. From 2003 to 2011, he was an executive with The Ryland Group ("Ryland"), with his most recent position (from 2008 to 2011) as Senior Vice President of Ryland and President of Ryland's South U.S. Region (covering Florida, Georgia, North Carolina, South Carolina and Texas). From 2003 to 2008, he held the various titles of SE U.S. Region President, Orlando Division President, and Vice President, Land Resources—SE U.S. Region. Prior to Ryland, Mr. Bass was President of the Florida Region of Taylor Woodrow from 1997 to 2003. Mr. Bass holds a bachelor's degree in business administration from North Carolina Wesleyan College and is a licensed general contractor and a licensed real estate broker in the state of Florida. We believe his experience in the real estate industry and leadership in management make Mr. Bass well-qualified to serve on our board of directors.

Russell Devendorf, Senior Vice President and Chief Financial Officer

        Russell Devendorf has served as our Senior Vice President and Chief Financial Officer since November 2008 and is responsible for the Company's accounting, finance, tax, risk management and information technology systems. Prior to joining WCI, Mr. Devendorf held positions as Vice President—Finance of Meritage Homes Corporation from May 2008 to November 2008 and from March 2002 to May 2008 served in several senior level finance roles with TOUSA, Inc., a national homebuilding company, including most recently as Vice President, Treasurer and Secretary. He also served as an auditor at Ernst & Young, LLP in their real estate practice and is a Certified Public

Accountant and Certified Treasury Professional. Mr. Devendorf received both a B.S. and Master of Accounting with a tax concentration from The Florida State University.

Vivien N. Hastings, Senior Vice President and General Counsel

        Vivien N. Hastings has served as our Senior Vice President and General Counsel since 1998. Ms. Hastings joined WCI in 1990 and held various positions in WCI's legal department prior to becoming General Counsel. From 1982 to 1989, Ms. Hastings served as Vice President and Co-General Counsel of Merrill Lynch Hubbard, Inc., a real estate division of Merrill Lynch & Co. Prior to her tenure with Merrill Lynch, she was an associate with the law firm of Winston & Strawn LLP. Ms. Hastings holds a B.A. from the University of Connecticut and a J.D. from Washington University School of Law.

Paul J. Erhardt, Senior Vice President of Homebuilding and Development

        Paul J. Erhardt has served as our Senior Vice President of Homebuilding and Development since March 2013. In addition to overseeing Homebuilding operations, Mr. Erhardt is responsible for community planning, entitlements, and land development. Mr. Erhardt joined WCI as a Project Manager in 2004 and was named Senior Project Manager in 2005, Vice President in 2009 and Senior Vice President of Community Development and Operations in 2011, the last of which positions he held until his current role. Prior to joining WCI, Mr. Erhardt led supply chain improvement programs as Director of Operations Programs for World Kitchen, Inc. from 2001 to 2003. Prior to joining World Kitchen, Inc., Mr. Erhardt was a management consultant with Booz Allen & Hamilton from 1996 to 2001 and a practicing CPA with Arthur Andersen & Company from 1990 to 1995. He currently sits on the advisory board of Terrasur Chile Property Fund, LP as well as multiple homeowner, condominium and community development district boards on behalf of WCI. Mr. Erhardt holds both a B.B.A. and M.B.A. from the University of Michigan with a Concentration in Corporate Strategy and Operations.

Reinaldo L. Mesa, Senior Vice President of Real Estate Services; President and Chief Executive Officer, Watermark Realty, Inc.

        Reinaldo L. Mesa has served as our Senior Vice President of Real Estate Services since September of 2009 and as President and Chief Executive Officer of Watermark Realty, Inc. since January 2010. Previously, Mr. Mesa served as President of Prudential Florida Realty, beginning in March 2005, and has held various other positions at Prudential Florida Realty since he joined WCI in 1999. Prior to joining WCI, Mr. Mesa served as Miami-Dade District Manager with Coldwell Banker Residential Real Estate. He previously owned his own real estate brokerage that he ultimately sold in 1997 to NRT LLC, which operates Coldwell Banker Residential Real Estate. Mr. Mesa is a certified real estate broker and a certified residential specialist. Mr. Mesa also serves as a National Association of Realtors® ("NAR") Director and serves on the NAR Executive Committee, Large Residential Firms Advisory & Involvement Board, NAR Major Investor Council, Public Policy Coordinating Committee and Global Business and Alliance Committee. Mr. Mesa also previously served as a Director of the National Association of Hispanic Real Estate Professionals (NAHREP). Mr. Mesa has been in the real estate industry since 1981.

Stephen D. Plavin, Chairman of the Board of Directors

        Stephen D. Plavin has served as Chairman of the board of directors of WCI since August 2009. Mr. Plavin brings to our board of directors management experience in the banking and real estate debt investment management sectors, as well as significant experience in and knowledge of the real estate industry and related capital markets transactions, which we believe makes him well-qualified to serve on our board of directors. Mr. Plavin has been a Senior Managing Director of the Blackstone Group since December 2012 and the Chief Executive Officer and a director of Capital Trust, Inc., a New York

City-based mortgage REIT that is now managed by Blackstone. He has served as CEO of Capital Trust since 2009. From 1998 until 2009, Mr. Plavin was Chief Operating Officer of Capital Trust and was responsible for all of the lending, investing and portfolio management activities of Capital Trust, Inc. Prior to that time, Mr. Plavin was employed for 14 years with Chase Manhattan Bank and its securities affiliate, Chase Securities Inc. Mr. Plavin held various positions within the real estate finance unit of Chase, and its predecessor, Chemical Bank, and in 1997 he became co-head of global real estate for Chase. Mr. Plavin is also a director of Omega Healthcare Investors, a REIT that owns skilled nursing and other healthcare facilities. Mr. Plavin holds a B.A. in English from Tufts University and an M.B.A. from the J.L. Kellogg Graduate School of Management of Northwestern University.

Patrick J. Bartels, Jr., Director

        Patrick J. Bartels has served as a director on the board of directors of WCI since August 2009 and is a Managing Principal at Monarch Alternative Capital LP, which focuses on investing in stressed and distressed companies across various industries and geographies. Prior to joining Monarch Alternative Capital LP in 2002, he was a high-yield investments analyst at Invesco, where he performed fundamental company, ratio and relative value analysis for a variety of companies in many industries. He began his career at PricewaterhouseCoopers LLP, where he analyzed company financial statements, systems, controls and operations in order to provide business development and internal control recommendations to clients. He holds the Chartered Financial Analyst designation. Mr. Bartels received a B.S. in accounting, with a concentration in finance, from Bucknell University. We believe his experience with and extensive knowledge of the capital markets, accounting principles and financial reporting make Mr. Bartels well-qualified to serve on our board of directors.

Michelle MacKay, Director

        Michelle MacKay has served as a director on the board of directors of WCI since August 2009. Ms. MacKay is an Executive Vice President of Investments, head of Capital Markets and a member of the Senior Management Committee at iStar Financial, a publically traded REIT. Ms. MacKay has more than 20 years of experience in the real estate industry. Her background includes investing in real estate through financings, direct ownership and structured products. Ms. MacKay also has also held positions at Chase Bank and UBS. Ms. MacKay holds a B.A. in political science from the University of Connecticut and an M.B.A. from the University of Hartford. We believe that her extensive knowledge of the real estate industry, background in the capital markets, as well as leadership experience, make Ms. MacKay well-qualified to serve on our board of directors.

Christopher E. Wilson, Director

        Christopher E. Wilson has served as Director on the board of directors of WCI since July 2012 and has served as a Managing Member at Stonehill Capital Management LLC, which is a financial investment advisory firm specializing in stressed and distressed investments, since 1994. In addition to his primary investing role, he is also involved in managing the operations of the Company as one of Stonehill's senior principals. Mr. Wilson began his career at GE Capital's Corporate Finance Group and then joined RP Companies, a private equity firm specializing in the cable television and media fields. Mr. Wilson holds a B.A. in government from the University of Notre Dame. We believe Mr. Wilson's extensive background in corporate strategy, finance and acquisitions make him well-qualified to serve on our board of directors.

Family Relationships

        There are no family relationships among any of our directors or executive officers.

Board of Directors Composition

  Director Independence

        At the time of this offering, our board of directors will consist of seven members, including our chief executive officer, Keith E. Bass. Our board of directors will determine whether our directors qualify as "independent" directors in accordance with the New York Stock Exchange listing requirements. Mr. Bass will not be considered independent because he is an employee of WCI. The New York Stock Exchange independence definitions include a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In making these determinations, our board of directors will review and discuss information provided by the directors and us with regard to each director's business and personal activities and relationships as they may relate to us and our management.

        For as long as the Principal Investors' beneficial ownership of our common stock continues to exceed 50% in the aggregate, we may elect to be treated as a controlled company for purposes of the New York Stock Exchange, which would allow us to opt out of certain corporate governance requirements, including requirements that a majority of the board of directors consist of independent directors and that the compensation committee and nominating committee be composed entirely of independent directors. Upon the consummation of this offering, we do not intend to rely on the controlled company exemptions; however, to the extent we continue to qualify as a controlled company, we may choose to take advantage of these exemptions in the future.

  Composition

        In accordance with our amended and restated certificate of incorporation, which will become effective immediately prior to the consummation of this offering, our board of directors will consist of seven members. Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors and that, so long as either Principal Investor has the right to nominate two directors or the Principal Investors own, in the aggregate, at least 20% of our shares of common stock outstanding, the board of directors will not increase its size without the consent of the nominee(s) of the Principal Investors. Our directors hold office until their successors have been elected and qualified or appointed, or the earlier of their death, resignation or removal. Vacancies on the board of directors are filled by a majority of the directors then in office, and not by the stockholders. Vacancies caused by loss of a Principal Investor nominee (such nomination rights described further below) will be filled at the direction of such Principal Investor. Our system of electing and removing directors may delay or prevent a change of our management or a change in control of our Company. See "Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Provisions of our charter documents or Delaware law could delay, discourage or prevent an acquisition of our Company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change our management."

        Each of our directors will be elected annually. Directors may be removed with or without cause by a majority vote of the shares of our common stock then outstanding.

  Voting Arrangements

        Prior to the consummation of this offering, our existing amended and restated certificate of incorporation provides that each of our Series A, C and D common stock, by the affirmative vote or written consent of all holders of the outstanding shares of such series of common stock, has the right to elect one director; provided, that, since no shares of Series B common stock remain outstanding, pursuant to the terms of our existing amended and restated certificate of incorporation and bylaws, the common stockholders have the right to elect a director at each annual meeting of stockholders by a plurality of the votes cast. In addition, our existing amended and restated certificate of incorporation provides that the Series A preferred stock, by the affirmative vote or written consent of holders of a majority of the outstanding shares of such preferred stock, have the right to elect one director; provided, that, if the size of our existing board of directors is increased from five to seven members pursuant to the terms of our existing amended and restated certificate of incorporation, the Series A preferred stock would obtain the right to elect an additional director. Our current board of directors was elected as follows:

  •
  the holders of our Series A common stock elected Mr. Bartels;

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  the holders of our Series C common stock elected Mr. Bass;

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  the holders of our Series D common stock elected Mr. Plavin;

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  the holders of our Series A preferred stock elected Ms. MacKay; and

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  our common stockholders elected Mr. Wilson.

        Immediately prior to the consummation of this offering, we will enter into a stockholders agreement with the Principal Investors, pursuant to which each Principal Investor agrees to vote for the other's board nominees and to remove and replace any such directors in accordance with the terms of the stockholders agreement and applicable law. In addition, we will agree to take all actions within our control necessary and desirable to cause the election, removal and replacement of such directors in accordance with the stockholders agreement and applicable law. For so long as a Principal Investor holds at least 60% of the shares of our common stock held by it at the consummation of this offering, such Principal Investor will have the right to nominate two directors to the board of directors and one director to each board committee (subject to applicable independence requirements of each committee). When a Principal Investor owns less than 60%, but at least 20%, of the shares of our common stock held by it at the consummation of this offering, such Principal Investor will be entitled to nominate one director to the board of directors and each board committee (subject to applicable independence requirements of each committee).

        Monarch has nominated            and            to serve on the board of directors and Stonehill has nominated            and            to serve on the board of directors.

Leadership Structure of the Board of Directors

        The positions of chairman of the board and chief executive officer are presently separated and have historically been separated at WCI. We believe that separating these positions allows our chief executive officer to focus on our day-to-day business, while allowing the chairman of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the chief executive officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the board of directors' oversight responsibilities continue to grow. While our by-laws and corporate governance guidelines do not require that our chairman and chief executive officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Role of our Board of Directors in Risk Oversight

        Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

        Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures and our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage unnecessary risk-taking. In addition, upon completion of this offering, our audit committee will oversee the performance of our internal audit function and consider and approve or disapprove any related-party transactions and our nominating and governance committee will monitor the effectiveness of our corporate governance guidelines.

Risk and Compensation Policies

        Prior to the completion of this offering, we intend to analyze our compensation programs and policies to determine whether those programs and policies are reasonably likely to have a material adverse effect on us.

Committees of our Board of Directors

        After completion of this offering, the standing committees of our board of directors will consist of the audit committee, the compensation committee, the nominating and corporate governance committee and the land committee. The board of directors will adopt amended written charters for the audit committee, compensation committee and nominating and corporate governance committee, which will be available on our website upon the closing of this offering. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.

        Pursuant to the stockholders agreement described below and subject to applicable rules and regulations of the New York Stock Exchange, the Principal Investors will each have the right to appoint a member to each committee of the board of directors, so long as such Principal Investor holds at least 20% of the shares of our common stock held by it at the consummation of this offering.

  Audit Committee

        Our audit committee oversees our corporate accounting and financial reporting process. Upon completion of this offering, the audit committee will be responsible for, among other things:

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  appointing our independent registered public accounting firm;

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  evaluating the independent registered public accounting firm's qualifications, independence and performance;

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  determining the engagement of the independent registered public accounting firm;

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  reviewing and approving the scope of the annual audit and the audit fee;

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  reviewing and discussing the adequacy and effectiveness of our accounting and financial reporting processes and controls and the audits of our financial statements;

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  reviewing and approving, in advance, all audit and non-audit services to be performed by the independent auditor, taking into consideration whether the independent auditor's provision of non-audit services to us is compatible with maintaining the independent auditor's independence;

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  monitoring the rotation of partners of the independent registered public accounting firm on our engagement team as required by law;

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  establishing and overseeing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by our employees regarding questionable accounting or auditing matters;

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  reviewing and approving related-party transactions for potential conflict of interest situations on an ongoing basis;

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  investigating any matter brought to its attention within the scope of its duties and engaging independent counsel and other advisors as the audit committee deems necessary;

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  reviewing reports to management prepared by the internal audit function, as well as management's responses;

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  reviewing our financial statements and our management's discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

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  annually reviewing the audit committee charter and the committee's performance; and

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  handling such other matters that are specifically delegated to the audit committee by our board of directors from time to time.

        Upon completion of this offering, our audit committee will consist of            , who will serve as chairperson of the committee,                                     and             . Monarch and Stonehill nominated            and            , respectively, to serve on our audit committee. All members of our audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and New York Stock Exchange. Our board of directors has determined that                                    is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the New York Stock Exchange. Under the rules of the SEC and New York Stock Exchange, members of the audit committee must also meet independence standards under Rule 10A-3 of the Exchange Act. Each member of the audit committee will be an independent director under the rules of the New York Stock Exchange relating to audit committee independence. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the New York Stock Exchange.

  Compensation Committee

        Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. Upon completion of this offering, the compensation committee will be responsible for, among other things:

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  reviewing and approving the compensation, employment agreements and severance arrangements and other benefits of all of our executive officers and key employees;

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  reviewing and approving, on an annual basis, the corporate goals and objectives relevant to the compensation of the executive officers, and evaluating their performance in light thereof;

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  reviewing and making recommendations, on an annual basis, to the board of directors with respect to director compensation, including salary, bonus and equity and non-equity incentive compensation, subject to approval by our board of directors;

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  assisting our board of directors in developing and evaluating potential candidates for executive officer positions and overseeing the development of executive succession plans;

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  reviewing and discussing with management our Compensation Discussion & Analysis ("CD&A") and recommending that the CD&A, if required, be included in the proxy statement and annual report on Form 10-K;

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  reviewing our incentive compensation arrangements to confirm that incentive pay does not encourage unnecessary risk-taking and to review and discussing, at least annually, the relationship between risk management policies and practices, business strategy and our executive officers' compensation;

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  reviewing and evaluating, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter;

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  retaining or obtaining, in its sole discretion, the advice of a compensation consultant, independent legal counsel or other adviser after taking into consideration the factors required by any applicable requirements of the Exchange Act and any applicable exchange rules;

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  maintaining direct responsibility over the appointment, oversight and compensation of compensation consultants, independent legal counsel and other advisers engaged by the compensation committee;

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  providing for appropriate funding for payment of reasonable compensation to a compensation consultant, legal counsel or any other adviser retained by the compensation committee; and

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  handling such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

        Upon completion of this offering, our compensation committee will consist of            ,                                     and             . Monarch and Stonehill nominated            and             , respectively, to serve on our compensation committee. Each of the members of our compensation committee will be independent under the rules of the New York Stock Exchange, will be a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act and will be an "outside director" as that term is defined in Section 162(m) of the Code. The compensation committee operates under a written charter.

  Nominating and Corporate Governance Committee

        Upon the completion of this offering, the nominating and corporate governance committee will be responsible for, among other things:

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  identifying and screening candidates for our board of directors, and recommending nominees for election as directors;

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  establishing procedures to exercise oversight of the evaluation of the board of directors and management;

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  developing and recommending to the board of directors a set of corporate governance guidelines, as well as reviewing these guidelines and recommending any changes to the board of directors;

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  reviewing the structure of the board of directors' committees and recommending to the board of directors for its approval directors to serve as members of each committee, and where appropriate, making recommendations regarding the removal of any member of any committee;

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  reviewing and assessing the adequacy of the formal written charter on an annual basis; and

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  generally advising our board of directors on corporate governance and related matters.

        Upon completion of this offering, our nominating and corporate governance committee will consist of            ,                                     and             . Monarch and Stonehill nominated             and            , respectively, to serve on our nominating and corporate governance committee. Each of the members of our nominating and corporate governance committee will be an independent director under the rules of the New York Stock Exchange relating to nominating and corporate governance committee independence. The nominating and corporate governance committee operates under a written charter.

  Land Committee

        In July 2012, the board of directors established a land committee, which directly reports to the board of directors. The land committee meets to review potential land acquisitions. Land acquisitions require the approval of the Company's chief executive officer and chief financial officer, the land committee and/or the board of directors, depending on maximum investment thresholds and estimated project duration. For investments of $5.0 million or less and estimated project duration of five years or less, we require the approval of our chief executive officer and chief financial officer. For investments of greater than $5.0 million and less than or equal to $25.0 million and estimated project duration of seven years or less, we require the approval of our chief executive officer, chief financial officer and the land committee. For investments that are greater than $25.0 million and any joint venture, regardless of project duration, we require the approval of our chief executive officer, chief financial officer, land committee and the full board of directors. The committee is intended to function as an additional governance and approval mechanism for executive management's land acquisition approval policies and procedures.

        Upon completion of this offering, our land sub-committee will consist of            ,                                     and             . Monarch and Stonehill nominated             and            , respectively, to serve on our land committee.

Compensation Committee Interlocks and Insider Participation

        As of the date of this prospectus, our compensation committee consists of Mr. Wilson, who serves as Chairperson, Mr. Bartels, Ms. MacKay, and Mr. Plavin. Mr. Peshkin and Mr. Porath, who resigned as directors of our Company as of February 29, 2012 and July 11, 2012, respectively, also served on our compensation committee in 2012 prior to their resignations. Prior to becoming our chief executive officer in December, 2012, Mr. Bass served on our compensation committee as a non-executive director from April, 2012 to November, 2012. During the past three fiscal years, none of the members of our compensation committee has been one of our officers or employees, except as noted above with respect to Mr. Bass who served on the compensation committee as a non-executive director prior to becoming our chief executive officer. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee.

        We have entered into an indemnification agreement with each of our directors, including Mr. Wilson, Mr. Bartels, Ms. MacKay and Mr. Plavin, who comprise our current compensation committee. See "Certain Relationships and Related Party Transactions—Indemnification Agreements."

Board Diversity

        Upon consummation of this offering, our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, will take into account many factors, including the following:

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  personal and professional integrity;

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  ethics and values;

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  experience in corporate management, such as serving as an officer or former officer of a publicly held company;

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  experience in the industries in which we compete;

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  experience as a board member or executive officer of another publicly held company;

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  diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

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  conflicts of interest; and

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  practical and mature business judgment.

Code of Business Conduct and Ethics

        We will adopt a revised written code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Following the consummation of this offering, the code of business conduct and ethics will be available on our website. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

        Our amended and restated certificate of incorporation, which will become effective immediately prior to the consummation of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

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  any breach of the director's duty of loyalty to us or our stockholders;

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  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

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  any transaction from which the director derived an improper personal benefit.

        Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the consummation of this offering, provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under Delaware law.

        In addition, we have entered into, and expect to continue to enter into, agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. Under the terms of our indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee's involvement was by reason of the fact that the indemnitee is or was a director, or officer, of the Company or any of its subsidiaries or was serving at the Company's request in an official capacity for another entity. We must indemnify our officers and directors against (1) attorneys' fees and (2) all other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also require us, if so requested, to advance within 10 days of such request attorneys' fees and all other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Our amended and restated bylaws also require that such person return any such advance if it is ultimately determined that such person is not entitled to indemnification by us.

        We are not required to provide indemnification under our indemnification agreements for certain matters, including: (1) indemnification related to reimbursements to us resulting from any bonus or other incentive-based or equity-based compensation or any profits realized from the sale or securities of the Company, as required in each case under the Exchange Act (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act, or the payment to the Company of profits arising from the purchase and sale of securities in violation of Section 306 of the Sarbanes-Oxley Act); (2) indemnification for damages that have been paid directly to the indemnitee under a director's and officer's liability insurance policy maintained by us; (3) indemnification if it is determined by a final judgment or other final adjudication to be in violation of law; (4) indemnification for conduct which is finally adjusted to have been intentional misconduct, a knowing violation of law, a violation of Section 174 of the Delaware General Corporation Law or a transaction from which such officer or director derived an improper personal benefit, or (5) indemnification if a final decision by a court having jurisdiction in the matter shall determine such indemnification is not lawful.

        We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

        We also maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

Director Compensation

  2012 Director Compensation Table

        The following table sets forth information for the year ended December 31, 2012 regarding the compensation awarded to, or earned by, our non-employee directors who served on our board of directors during 2012. This table and all other disclosure regarding director compensation does not reflect any changes in our common stock as a result of any stock split expected to occur prior to the completion of this offering.

Name	Fees Earned or Paid in Cash($)		Stock Awards($)(3)	All Other Compensation($)		Total($)
Stephen D. Plavin	77,500	(4)	0	0		77,500
Patrick J. Bartels, Jr.	76,141	(5)	0	15,470	(6)	91,611
Michelle MacKay	66,000	(7)	0	0		66,000
Christopher E. Wilson	40,375	(8)	0	0		40,375
John R. Peshkin(1)	16,500	(9)	6,683	0		23,183
Mark Porath(2)	37,793	(10)	15,470	0		53,263

(1)
Mr. Peshkin resigned from the board of directors and the compensation committee, effective as of February 29, 2012.

(2)
Mr. Porath resigned from the board of directors, effective as of July 11, 2012.

(3)
The amounts reported in the Stock Awards column represent the aggregate vesting date fair value of the restricted stock awards to the non-employee members of our board of directors that were vested on a discretionary basis during 2012 prior to termination of the applicable director's services, as computed in accordance with FASB ASC Topic 718. The market price of shares for purposes of determining the aggregate vesting date fair value was determined based on (a) with respect to Mr. Peshkin's award, the most recent third party valuation of our shares prior to Mr. Peshkin's resignation (which estimated the value of a restricted share at approximately $57.62) and (b) with respect to Mr. Porath's award, the most recent equity offering and private transactions of the Company's common stock in the secondary market prior to Mr. Porath's resignation (which estimated the value of a restricted share at $65.00). These amounts may not correspond to the actual value that will be recognized by the non-employee directors with respect to such awards. There are no unvested stock or unexercised option awards held as of March 31, 2013 by the non-employee directors.

(4)
Represents quarterly payments of an annual retainer for board membership, an annual retainer for service as chairman of the Board, and attendance fees for in-person and telephonic board and committee meetings.

(5)
Represents quarterly payments of an annual retainer for board membership, a pro-rated retainer for services as chairman of the audit committee, a retainer fee for land committee membership, and attendance fees for in-person and telephonic board and committee meetings. Such fees are paid directly to Monarch Alternative Capital LP and not to the director individually. During 2012, Mr. Bartels served as a managing principal at Monarch Alternative Capital LP, an investment advisor to certain funds that hold WCI equity and debt.

(6)
Represents a cash payment made to Monarch Alternative Capital LP in lieu of a restricted stock award to Mr. Bartels. The cash payment equals the fair market value of 238 shares (i.e., the number of shares that would otherwise have vested in 2012 had Mr. Bartels received a restricted stock award).

(7)
Represents quarterly payments of an annual retainer for board membership and attendance fees for in-person and telephonic board and committee meetings.

(8)
Represents quarterly payments of an annual retainer for board membership for the third and fourth quarters of 2012, a retainer for land committee membership and attendance fees for in-person and telephonic board and committee meetings for the third and fourth quarters of 2012. Such fees are paid directly to Stonehill Institutional Partners, L.P. ("Stonehill Institutional") and not to the director individually. During 2012, Mr. Wilson served as a managing member of

  Stonehill Capital Management LLC, which by contract, is the investment advisor for WCI's shareholder, Stonehill Institutional.

(9)
Represents quarterly payments of an annual retainer for board membership for the first quarter of 2012, a retainer for service as Chairman of the Executive Compensation Committee for the first quarter of 2012, and attendance fees for telephonic board and committee meetings during the first quarter of 2012. Mr. Peshkin resigned from the board, effective February 29, 2012, but was permitted to retain the full retainer with respect to the first quarter of 2012.

(10)
Represents quarterly payments of an annual retainer for board membership and service as Chairman of the Audit Committee for the first and second quarters of 2012, a pro-rated portion of the annual retainer for board membership and service as Chairman of the Audit Committee for the third quarter of 2012, and attendance fees for in-person and telephonic board and committee meetings.

Narrative Disclosure Relating to Director Compensation Table

  Director Fees

        In 2012, each of the non-employee directors of WCI received an annual cash retainer fee of $50,000, paid quarterly in equal installments of $12,500, for his or her services as a director, in some cases, pro-rated to the extent any director did not serve a full quarter. Each of the directors received a board meeting fee of $1,500 for each meeting noticed as in-person and attended in-person, and $1,000 for each meeting noticed as in-person or telephonic and attended by telephone. The directors serving in the capacity of the chairman of our board of directors, chairman of our audit committee and chairman of our executive compensation committee, were each entitled to a $10,000 annual retainer for such services, pro-rated to the extent any chairman did not serve a full year term. The chairman of the land committee, a committee formed in the third quarter of 2012, was entitled to a $4,320 retainer for such services representing a prorated portion of the $10,000 annual fee. Each member of the audit committee and executive compensation committee received a committee meeting fee of $1,000 for each committee meeting attended in-person and $500 for each committee meeting attended by telephone. Because the land committee was not formed until the third quarter of 2012, each member of the land committee received a pro-rated portion of the $10,000 annual committee retainer fee (reflecting a pro-rated third quarter 2012 payment and a full fourth quarter 2012 payment) and was not eligible for any additional meeting attendance fees.

  Equity Awards Held by Former Directors

        Mr. Peshkin and Mr. Porath resigned from the board as of February 29, 2012 and July 11, 2012, respectively. Prior to their resignations, each of Mr. Peshkin and Mr. Porath was awarded 714 shares of restricted stock pursuant to the 2010 Equity Plan, of which only 476 shares were vested as of their respective resignation dates. Notwithstanding any forfeiture contemplated in such directors' option agreements, in recognition of their services to the Company, our board of directors and the executive compensation committee authorized and approved on a discretionary basis (i) the vesting of 116 of the 238 unvested restricted shares held by Mr. Peshkin, and (ii) the vesting of all 238 unvested restricted shares held by Mr. Porath.

New Compensation Programs

  Long-Term Cash Incentive Plan

        On February 5, 2013, the Company adopted a long-term cash incentive plan for non-employee directors, the WCI Communities, Inc. 2013 Director Long Term Incentive Plan (the "Director LTIP"). Such long-term cash incentive plan is designed to provide the participants with the ability to participate in the increase in the value of the Company through payment of bonuses based on equity value. The Director LTIP provides selected non-employee directors with the opportunity to receive a payment on the earlier of a change in control and the fifth anniversary of the effective date of the Director LTIP. The amount of such payment will be based on the increase, if any, in the Company share price in excess of 12% annually and, to the extent the Company share price does not increase by 12% annually, no payments shall be made. There is no maximum on the amount of the payment. Specifically, the amount payable in respect of each vested Director LTIP award shall be calculated as follows: (a) if the actual common share price on the date of payment (the "Director LTIP Payment Event Share Value") is less than or equal to the common share price assuming an eighteen percent (18%) increase in price annually from the date of grant (or, for the awards granted on February 5, 2013, December 31, 2012) to the date of payment (such price, the "Director LTIP 18% Threshold"), but exceeds the common share price assuming a twelve percent (12%) increase in price annually from the date of grant (or, for the awards granted on February 5, 2013, December 31, 2012) to the date of payment (such price, the "Director LTIP 12% Threshold"), the product of (i) the excess of the Director LTIP Payment Event Share Value over the Director LTIP 12% Threshold, (ii) seven hundred sixty-nine (769) and (iii) twelve and one-half percent (12.5%) and (b) if the Director LTIP Payment Event Share Value exceeds the Director LTIP 18% Threshold, the sum of (i) the product of (A) the excess of the Director LTIP 18% Threshold over the Director LTIP 12% Threshold, (B) seven hundred sixty-nine (769), and (C) twelve and one-half percent (12.5%) and (ii) the product of (A) the Director LTIP Payment Event Share Value over the Director LTIP 18% Threshold, (B) seven hundred sixty-nine (769) and (C) twenty percent (20%). The payments under the Director LTIP shall be made in cash or, in the event of a change in control, the same form of consideration that the Company's shareholders receive in connection with such change in control. Awards granted under the Director LTIP generally vest over five years in equal installments of 20% for each year, subject to accelerated vesting upon a change in control. Upon termination of a participant's services as a result of death, such participant's estate will be entitled to retain the vested portion of his or her award under the Director LTIP and the unvested portion will be forfeited; provided that, in the event of a change in control within six months of such a termination, such participant will also be entitled to retain all unvested portions of his or her award that would have otherwise been forfeited. Upon termination of a participant's services for any other reason, such participant will forfeit his or her entire award under the Director LTIP.

        On February 5, 2013, the Company awarded 48 Director LTIP awards to Mr. Plavin and 32 Director LTIP awards to Ms. MacKay, with the value of each Director LTIP award based on an initial common share price of $65.00 per share, as of December 31, 2012. No other awards have been granted under the Director LTIP.

EXECUTIVE COMPENSATION

        The discussion below includes a review of our compensation decisions with respect to 2012 for our "named executive officers," including our principal executive officer, our former principal executive officer and our two other most highly compensated executive officers. The discussion below does not reflect any changes in our common stock as a result of any stock split expected to occur prior to the completion of this offering. Our named executive officers for 2012 were:

  •
  Keith E. Bass, who currently serves as President, Chief Executive Officer, or CEO, and a director and is our principal executive officer;

  •
  David L. Fry, who previously served as President and Chief Executive Officer until his resignation on November 30, 2012;

  •
  Reinaldo L. Mesa, who currently serves as Senior Vice President of Real Estate Services and President and Chief Executive Officer, Watermark Realty, Inc.; and

  •
  Russell Devendorf, who currently serves as Senior Vice President and Chief Financial Officer.

2012 Summary Compensation Table

        The following table shows information regarding the compensation of our named executive officers for services performed in the year ended December 31, 2012.

Name and Principal Position	Year	Salary($)		Bonus($)	Stock Awards ($)(1)	Stock Option Awards ($)		Non-Equity Incentive Plan Compensation ($)(2)		All Other Compensation ($)		Total($)
Keith E. Bass President and Chief Executive Officer	2012	108,313	(3)	0	487,500	0	(4)	0		1,500		597,313
David L. Fry Former President and Chief Executive Officer	2012	418,564	(5)	120,000	0	0		0		1,928,449	(6)	2,467,013
Reinaldo L. Mesa Senior Vice President of Real Estate Services; President and Chief Executive Officer, Watermark Realty, Inc.	2012	380,000		20,000	0	0		215,705	(7)	7,303		623,008
Russell Devendorf Senior Vice President and Chief Executive Officer	2012	275,000		134,500	0	0		188,698	(8)	3,313		601,511

(1)
Amounts shown represent the aggregate grant date fair value of the stock and option awards granted during 2012 computed in accordance with FASB Topic ASC 718. These amounts may not correspond to the actual value that will be recognized by the named executive officer with respect to such awards. The assumptions used in the valuation of these awards are set forth in Note 17 to the audited consolidated financial statements included in this prospectus.

(2)
The annual cash incentives awarded to the executives were in accordance with the Company's annual cash bonus program. For a discussion of the determination of these amounts, please read "Annual Cash Incentives" below.

(3)
Mr. Bass was hired on November 29, 2012 and salary reflects Mr. Bass' pro-rated base compensation for 2012. In addition, salary includes director fees earned or paid in cash in an amount equal to $68,262.

(4)
Mr. Bass received an option award on November 30, 2012 that was exercisable for ten (10) days thereafter. Based on the terms of the award and in accordance with the provisions of FASB Topic ASC 718, the Company used a Black-Scholes option pricing model to calculate the grant date fair value of the option. The calculated fair value was determined to not be significant; as a result, the Company did not record any stock-based compensation related to this award for 2012.

(5)
Salary includes payment in lieu of vacation equal to $15,230 for Mr. Fry.

(6)
Amount represents severance payments to Mr. Fry in connection with his resignation on November 30, 2012 (equal to $1,919,872), 401(k) matching contributions and the cost of the executive physical program.

(7)
Amount represents a bonus based on the objective components of the 2012 MICP equal to $93,205, and an additional bonus under an incentive plan for his division equal to $122,500. Such amount does not include $20,000 paid on a discretionary basis under the subjective component of the 2012 MICP (as defined below), which is reflected in the Bonus column.

(8)
Amount represents a bonus based on the objective components of the 2012 MICP (as defined below) based on company performance equal to $188,698. Such amount does not include $59,500 paid on a discretionary basis under the 2012 MICP, which is reflected in the Bonus column. Such amount does not include $75,000 paid to Mr. Devendorf in consideration of his services in connection with the implementation of the Company's recapitalization transaction, which is reflected in the Bonus column.

Narrative Disclosure to Summary Compensation Table

  Elements of Compensation

        In 2012, we compensated our named executive officers through a combination of base salary, annual cash incentives, long-term equity incentives in the form of restricted stock and stock options and other perquisites and benefits as described below.

  Base Salary

        The named executive officers receive a base salary to compensate them for services rendered to the Company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive's skill set, experience, role and responsibilities.

  Annual Cash Incentives

        The Company currently sponsors the WCI Communities, Inc. 2012 Management Incentive Compensation Plan (the "2012 MICP") for key executives, including the named executive officers (other than Mr. Bass who commenced employment on November 29, 2012 and therefore did not participate in any annual cash incentive plan). Under the 2012 MICP, Mr. Fry, Mr. Mesa and Mr. Devendorf were eligible to receive a bonus consisting of two components: (1) an objective component based on Company performance goals (consisting of 80% of the bonus potential) and (2) a subjective component based on individual performance goals (consisting of 20% of the bonus potential). The objective component for each such named executive officer was based on four financial objectives: (1) 2012 profit before tax (50% of the objective component), (2) 2012 backlog (which generally is defined as the backlog of homes as of December 31, 2012 expected to close in 2013) and adjusted gross margin related thereto (calculated as revenues less all cost of sales excluding overheads and commissions) (20% of the objective component), (3) reduction in the Company's net aggregate debt (20% of the objective component) and (4) the "Customer Will Recommend Rate" (based on a target "will recommend" rate of 90% of all customer survey results received from January 1, 2012 through December 31, 2012) (10% of the objective component).

        Each 2012 MICP participant was eligible to receive 100% payout of the portion of the 2012 MICP related to each financial objective upon the attainment of target performance level with respect to such objective (provided that 100% payout based on backlog and adjusted gross margin could be obtained if one of the backlog or adjusted gross margin target performance levels was exceeded and the other was not obtained). The target performance level with respect to each financial objective under the 2012 MICP was as follows:

2012 MICP Financial Objective	Target Performance Level
Profit before tax	$1,458,953–$2,940,000
Backlog and adjusted gross margin related thereto	161 homes and 31.3% adjusted gross margin
Reduction in net aggregate debt	$97,775
"Customer Will Recommend Rate"	90.0%

        The subjective component for each such named executive officer was based on the Board's discretionary determination of individual performance in 2012 after receiving and taking into account recommendations from the CEO. Participants in the 2012 MICP generally must be employed through December 31, 2012 in order to receive payments thereunder. Notwithstanding the foregoing, however, the participants may be entitled to earlier payment upon termination following a change in control (at the greater of target bonus and bonus based on actual performance) and may be entitled to a pro-rated payment following termination due to death or disability, or as otherwise set forth in any applicable employment agreement.

        Based on 2012 performance relative to each financial objective, the compensation committee approved the company's payouts at 80.9-150.0% of target bonus for such objectives. As a result, with respect to the objective components of the 2012 MICP, Mr. Mesa received a bonus payment equal to $93,205 and Mr. Devendorf received a bonus payment equal to $188,698. In addition to such payments, the Board approved the payment of certain discretionary bonus payments under the subjective component of the 2012 MICP and otherwise due to individual performance. Each of Mr. Mesa and Mr. Devendorf received a discretionary bonus payment under the subjective component of the 2012 MICP of $20,000 and $49,500, respectively. Further, Mr. Devendorf also received an additional discretionary bonus payment equal to $10,000 in consideration for his support during Mr. Bass' transition to the role of CEO. Mr. Fry was not employed by the Company as of the end of 2012 and did not receive any bonus payments under the 2012 MICP; however, certain severance paid to Mr. Fry was calculated based on his potential bonus payments under the 2012 MICP, as discussed under "Employment Arrangements—Separation Agreement with David L. Fry" below.

        In addition, Mr. Mesa is eligible to receive a performance bonus under an additional incentive compensation plan with respect to his division. The 2012 Real Estate Services Incentive Compensation Plan (the "2012 RES Plan") provides for a year-end performance-based bonus to particular executives in the Real Estate Services division based on the achievement of specific business objectives for the Real Estate Services divisions. Specifically, each participant is eligible for a particular bonus pool allocation percentage for every dollar earned over and above the target objective based on operating margin and mortgage joint venture income (as adjusted). Mr. Mesa was eligible to receive 12.25% of every dollar of the first $1,000,000 over the target objective, up to a 2012 maximum bonus of $122,500. In 2012, because the target RES operating margin was exceeded by over $1,000,000, Mr. Mesa earned the full $122,500 under the 2012 RES Plan. The first half of the bonus payment earned under the 2012 RES Plan, or $61,250, was paid to Mr. Mesa in January 2013, and the remaining half ($61,250) is expected to be paid no later than thirty (30) days after the Company's audit.

        In addition to the foregoing, on May 29, 2012, the Company granted discretionary bonuses to Mr. Fry and Mr. Devendorf in the amounts of $120,000 and $75,000, respectively, in consideration for their services in connection with the implementation of the Company's recapitalization transaction.

  Long-Term Equity Incentives

        The Company currently sponsors an equity incentive plan, the 2010 Equity Plan, in order to provide additional incentives for our employees, officers, and directors and to enable the Company to obtain and retain services of these individuals, which we believe is essential to our long term success. The 2010 Equity Plan provides for the grant of, among other things, stock options, stock appreciation rights (or "SARs"), restricted stock, performance shares, phantom stock, common shares and restricted stock units. Historically, we have granted restricted stock to our named executive officers. We believe that providing restricted stock balances retention and performance-based pay objectives. Restricted stock typically vests over a period of three years in various installments for each named executive officer. On November 29, 2012, the Company granted 7,500 shares of restricted stock to Mr. Bass. One-third of such shares were immediately vested as of the date of grant and the remaining two-thirds will vest in two equal installments on each of November 29, 2014 and December 1, 2015, subject to continued employment. In addition, on November 30, 2012, the Company also granted a one-time, fully-vested stock option to purchase 7,500 shares to Mr. Bass and Mr. Bass exercised such option on December 5, 2012. Awards granted to Mr. Bass were issued in connection with the commencement of his employment as the Company's chief executive officer. Other than the awards to Mr. Bass, no other named executive officers received equity awards in 2012 under the 2010 Equity Plan.

  Perquisites and Other Benefits

        The Company currently provides Mr. Bass with a monthly automobile, apartment and living allowance of up to $7,000 per month. In December 2012, Mr. Bass received $1,500 for an automobile allowance. No other automobile, apartment or living allowance was paid to Mr. Bass in 2012.

        The Company currently provides our named executive officers the opportunity to participate in an Executive Physical Program paid for by the Company. In 2012, Mr. Fry, Mr. Mesa and Mr. Devendorf participated in this program, at a cost to the Company of $4,827, $3,553 and $3,313, respectively.

        Our named executive officers may participate in the WCI Communities, Inc. 401(k) Plan (the "401(k) Plan"). The 401(k) Plan currently provides for a matching contribution of 25% of the first 6% of each of the participant's elected deferrals during the year. In 2012, Mr. Fry and Mr. Mesa participated in the 401(k) Plan, each receiving matching contributions in the amounts of $3,750 and $3,750, respectively.

        Our compensation program does not include any other material benefits or perquisites for our named executive officers. Except as set forth above, our named executive officers generally participate in the same programs as our other employees.

Employment Arrangements

        As of December 31, 2012, we were a party to employment agreements with Keith E. Bass (dated November 29, 2012) and Russell Devendorf (dated August 29, 2012), each of which is described directly below. Further, on April 15, 2013, we entered into an employment agreement with Mr. Mesa, which is described in "New Compensation Programs" below.

  Employment Agreements with Keith E. Bass and Russell Devendorf

  Term and Compensation

        The initial term of employment of each of Mr. Bass and Mr. Devendorf under their respective employment agreements is three years from the effective date thereof, and is automatically extended for successive one-year periods, unless either party gives notice of non-extension to the other party no later than 60 days prior to the expiration of the then-applicable term.

        Pursuant to his employment agreement, Mr. Bass is entitled to an initial base salary of $440,000 and is eligible for an annual performance-based bonus, with a target bonus opportunity of 150% of base salary. Pursuant to his employment agreement, Mr. Devendorf is entitled to an initial base salary of $275,000 and is eligible for an annual performance based-bonus. In addition, Mr. Bass' employment agreement provides for an automobile allowance and apartment and living expenses at a rate of up to $7,000 per month.

        Mr. Bass' employment agreement also provides for certain equity and long-term incentive awards under the Employee LTIP and the 2010 Equity Plan. For a further description of such awards, please see above under "Narrative Disclosure to Summary Compensation Table—Elements of Compensation—Long-Term Equity Incentives" and below under "New Compensation Programs—2013 Long-Term Cash Incentive Plan."

  Severance

        Each employment agreement provides for severance upon a termination by us without cause or by the named executive officer for good reason, for which (1) "cause" is defined generally as the named executive officer's termination of employment by the Company after the named executive officer's (a) commission of any felony or other act involving fraud, theft, misappropriation, dishonesty, or embezzlement, (b) commission of intentional acts that materially impair the goodwill of the business of the Company or cause material damage to its property, goodwill or business, (c) refusal to, or willful failure to, perform his material duties under the employment agreement, which refusal or failure continues for a period of fourteen (14) days following notice thereof by the Company to the named executive officer, or (d) violation of any written Company policies or procedures, which violation is not cured, to the extent susceptible to cure, within fourteen (14) days after the Company has given written notice to the named executive officer describing such violation; and (2) "good reason" is defined generally as the named executive officer's voluntary termination of employment after the occurrence, without the named executive officer's consent of (w) a material reduction in the named executive officer's base salary, excluding any such reduction that affects our employees generally, or our intentional failure to pay such base salary when due; (x) an action by us that results in a material adverse change in the named executive officer's title, duties or responsibilities; (y) a requirement by us that the named executive officer change his principal place of employment to a location outside of a fifty (50)-mile radius of Bonita Springs, Florida, subject to required travel; or (z) a change in control, which results in a material reduction in the named executive officer's opportunity to earn a bonus pursuant to the Company's annual cash incentive bonus plan in place immediately prior to a change in control.

        Upon a termination of Mr. Bass' employment by us without cause or by reason of his resignation for good reason (other than in connection with a change in control), Mr. Bass is entitled to severance consisting of (a) six (6) months' base salary, payable in installments, (b) any accrued, but unpaid bonus for any prior performance period, (c) 50% of his target bonus for the year of termination, (d) a pro-rated bonus based on actual results for the year of termination, and (e) continued COBRA coverage at the active employee rate for up to six (6) months. Further, if Mr. Bass so elects, he will, in exchange for the extension of his restrictive covenants for an additional six (6)-month period, be entitled to continued base salary payments for an additional six (6) months, a lump sum payment of an additional 50% of his target bonus for the year of termination and continued COBRA coverage at the active employee rate for up to an additional six (6) months. If Mr. Bass' employment is terminated by us without cause or by reason of his resignation for good reason in connection with a change in control (i.e., within six (6) months prior to or two (2) years following such change in control), Mr. Bass is entitled to severance consisting of (i) a lump sum payment of eighteen (18) months' base salary (based on the greater of the salary in place at either the date of termination or the date of the change in control), (ii) any accrued, but unpaid bonus for any prior performance period, (iii) a lump sum payment of 150% his target bonus (based on the greater of the target bonus for the year of termination or the immediately prior year), (iv) a pro-rated bonus based on actual results for the year of termination (but based on target if actual results are not calculable upon a change in control) and (v) continued COBRA coverage at the Company's expense for up to eighteen (18) months.

        Upon a termination of Mr. Devendorf's employment by us without cause or by reason of his resignation for good reason (other than in connection with a change in control), Mr. Devendorf is entitled to severance consisting of (a) six (6) months' of base salary, payable in installments, (b) any accrued but unpaid bonus for any prior performance period, (c) 50% of his target bonus for the year of termination, (d) a pro-rated bonus based on actual results for the year of termination, and (e) continued COBRA coverage at the active employee rate for up to six (6) months. If Mr. Devendorf's employment is terminated by us without cause or by reason of his resignation for good reason in connection with a change in control (i.e., within six (6) months prior to or two (2) years following such change in control), Mr. Devendorf is entitled to severance consisting of (i) a lump sum payment of nine (9) months' base salary (based on the greater of the salary in place at either the date of termination or the date of the change in control), (ii) any accrued, but unpaid bonus for any prior performance period, (iii) a lump sum payment of 75% of his target bonus (based on the greater of the target bonus for the year of termination or the immediately prior year), (iv) a pro-rated bonus based on actual results for the year of termination (but based on target if actual results are not calculable upon a change in control) and (v) continued COBRA coverage at the Company's expense for up to nine (9) months.

        In addition, each employment agreement provides for severance upon a termination of employment due to death or disability. Upon a termination of Mr. Bass' employment due to death or disability, Mr. Bass (or his beneficiary) is entitled to receive severance consisting of (a) five (5) months' base salary (payable in a lump sum if termination is due to death) reduced by any death or disability benefits, and (b) any accrued but unpaid bonus for any prior performance period. Upon a termination of Mr. Devendorf's employment due to death or disability, Mr. Devendorf (or his beneficiary) is entitled to receive severance consisting of (i) three (3) months' base salary (payable in lump sum if termination is due to death) reduced by any death or disability benefits, and (ii) any accrued but unpaid bonus for any prior performance period.

        Further, if we elect not to renew Mr. Bass' employment upon his completion of his term and he terminates his employment at the end of the term, then he is entitled to severance consisting of six (6) months' base salary.

        Any severance payment payable to Mr. Bass or Mr. Devendorf pursuant to his respective employment agreement will be subject to the named executive officer's execution of a release of claims in favor of us.

  Miscellaneous

        Following termination of Mr. Bass' employment by us for cause or in connection with a change in control, or following our non-renewal of his term of employment, Mr. Bass will be subject to non-competition and non-solicitation restrictions for periods of six (6) months and twelve (12) months, respectively, following termination of employment. Following termination of Mr. Bass' employment by reason of his resignation without good reason, he will be subject to non-competition and non-solicitation restrictions for a twelve (12)-month period following termination of employment. Finally, following termination of Mr. Bass' employment without cause or for good reason, Mr. Bass will be subject to non-competition and non-solicitation restrictions for a six (6)-month period, subject to an additional six (6)-month extension if Mr. Bass so elects as described in the summary of the severance provisions above.

        Following any termination of Mr. Devendorf's employment prior to the end of his term, he will be subject to non-competition and non-solicitation restrictions for six (6) months following termination of employment.

        Each of Mr. Bass' and Mr. Devendorf's employment agreements provide for a 280G "best net" provision, whereby all parties have agreed that, should any payment or benefit due to Mr. Bass or Mr. Devendorf pursuant to their respective employment agreement be deemed an excess parachute payment for purposes of Section 280G of the Code, such amounts will either be (a) delivered in full or (b) limited to the minimum extent necessary to ensure that no portion thereof will fail to be tax-deductible to us by reason of Section 280G, whichever of the foregoing amounts results in the receipt by the named executive officer of the greatest amount of payments and benefits.

  Separation Agreement with David L. Fry

        On November 30, 2012, Mr. Fry resigned as a director and officer of the Company and its subsidiaries, as applicable, and the Company and Mr. Fry entered into a separation agreement. Pursuant to Mr. Fry's separation agreement, Mr. Fry is eligible to receive severance consistent with the terms of his employment agreement, except that the Board determined, on a discretionary basis, that, notwithstanding anything to the contrary in his employment agreement, any portion of the severance corresponding to the bonus under the 2012 MICP would not be prorated. As a result, Mr. Fry is entitled to receive (a) continuation of his annual base salary for a twelve (12)-month period, (b) any earned but unpaid bonus under the annual incentive plan for any previously contemplated performance period, (c) a lump sum amount equal to the target bonus under the 2012 MICP, (d) an amount equal to the entire (not pro-rated) bonus under the 2012 MICP based on actual results, and (e) continued COBRA coverage at the active employee rate for up to twelve (12) months. In connection with his resignation, Mr. Fry executed a general release of claims for the Company's benefit.

New Compensation Programs

  2013 Long-Term Cash Incentive Plan

        On January 16, 2013, the Company adopted a long-term cash incentive plan for employees, the WCI Communities, Inc. 2013 Long Term Incentive Plan (the "Employee LTIP"). Such long-term cash incentive plan is designed to provide the participants with the ability to participate in the increase in the value of the Company through payment of bonuses based on equity value. The Employee LTIP provides certain employees with the eligibility to receive a payment on the earlier of a change in control and the fifth anniversary of the effective date of the Employee LTIP. The amount of such payment will be based on the increase, if any, in the Company share price in excess of 12% annually and, to the extent the Company share price does not increase by 12% annually, no payments shall be made. There is no maximum on the amount of the payment. Specifically, the amount payable in respect of each vested Employee LTIP award shall be calculated as follows: (a) if the actual common share price on the date of payment (the "Employee LTIP Payment Event Share Value") is less than or equal to the common share price assuming an eighteen percent (18%) increase in price annually from the date of grant (or, for the awards granted on February 5, 2013, December 31, 2012) to the date of payment (such price, the "Employee LTIP 18% Threshold"), but exceeds the common share price assuming a twelve percent (12%) increase in price annually from the date of grant (or, for the awards granted on February 5, 2013, December 31, 2012) to the date of payment (such price, the "Employee LTIP 12% Threshold"), the product of (i) the excess of the Employee LTIP Payment Event Share Value over the Employee LTIP 12% Threshold, (ii) seven hundred sixty-nine (769) and (iii) twelve and one-half percent (12.5%) and (b) if the Employee LTIP Payment Event Share Value exceeds the Employee LTIP 18% Threshold, the sum of (i) the product of (A) the excess of the Employee LTIP 18% Threshold over the Employee LTIP 12% Threshold, (B) seven hundred sixty-nine (769), and (C) twelve and one-half percent (12.5%) and (ii) the product of (A) the Employee LTIP Payment Event Share Value over the Employee LTIP 18% Threshold, (B) seven hundred sixty-nine (769) and (C) twenty percent (20%). The payments under the Employee LTIP shall be made in cash or, in the event of a change in control, the same form of consideration that the Company's shareholders receive in connection with such change in control. Awards granted under the Employee LTIP generally vest over five (5) years in increments of 10%, 15%, 20%, 25%, and 30% for each successive year, subject to accelerated vesting upon a change in control. Upon termination of a participant's employment by the Company without cause, by the participant for good reason or as a result of death or disability, such participant will be entitled to retain the vested portion of his or her award under the Employee LTIP and the unvested portion will be forfeited; provided that, in the event of a change in control within six (6) months of such a termination, such participant will also be entitled to retain all unvested portions of his or her award that would have otherwise been forfeited. Upon termination of a participant's employment for any other reason, such participant will forfeit his or her entire award under the Employee LTIP.

        On January 16, 2013, the Company awarded 450 Employee LTIP awards to Mr. Bass and 120 Employee LTIP awards to Mr. Devendorf, with the value of each Employee LTIP award based on an initial common share price of $65.00 per share, as of December 31, 2012. No other awards have been granted under the Employee LTIP to our named executive officers.

  Annual Incentive Compensation Plan

        On February 28, 2013, the Company adopted the 2013 WCI Management Incentive Compensation Plan (the "2013 MICP"). Under the 2013 MICP, key executives, including the named executive officers (other than Mr. Fry and Mr. Mesa), are eligible to receive a bonus consisting of two components: (1) an objective component based on Company performance goals (consisting of 80% of the bonus potential) and (2) a subjective component based on individual performance goals (consisting of 20% of the bonus potential). The objective component for each 2013 MICP participant is based on two financial objectives: (1) 2013 EBITDA Financial Objective (75% of the objective component) and (2) 2013 Land Acquisition Financial Objective (25% of the objective component).

        Each 2013 MICP participant is eligible to receive 100% payout of the portion of the 2013 MICP related to each financial objective upon the attainment of target performance level with respect to such objective (provided that 100% payout based on land acquisitions could be obtained if one of the two target performance levels related thereto was exceeded and the other was not obtained). The target performance level with respect to each financial objective under the 2013 MICP is as follows:

2013 MICP Financial Objective	Target Performance Level
EBITDA	$23,500,000
Land acquisitions (measured based on dollars spent on acquisitions and the number of lots acquired through acquisitions)	$42,300,000 and 1,003 lots

        Participants in the 2013 MICP generally must be employed through December 31, 2013 in order to receive payments thereunder. Notwithstanding the foregoing, however, the participants may be entitled to earlier payment upon termination following a change in control (at the greater of target bonus and bonus based on actual performance) and may be entitled to a pro-rated payment following termination due to death or disability, or as otherwise set forth in any applicable employment agreement. The maximum bonus amount eligible to be earned under the 2013 MICP to all participants in the aggregate equals $2,950,500.

        In addition to the 2013 MICP, the Company also adopted the 2013 Real Estate Services Incentive Compensation Plan (the "2013 RES Plan"), which provides for a year-end performance-based bonus to particular executives in the Real Estate Services division. The 2013 RES Plan consists of two components: (1) an operating component (consisting of 67% of the bonus potential) and (2) a growth component (consisting of 33% of the bonus potential). The amount of the bonuses under each component is based on EBITDA performance and, in the case of growth component, is subject to achievement of certain gross commissions income thresholds.

        Each 2013 RES Plan participant is eligible to receive 100% payout of the portion of the 2013 RES Plan related to each component upon the attainment of target performance level with respect to such component. The target performance level with respect to each component under the 2013 MICP is as follows:

2013 RES Plan Component	Target Performance Level
Real Estate Services EBITDA	$3,698,609
Net gross commissions income	$1,331,865

        There is no maximum bonus amount applicable to the 2013 RES Plan. Mr. Mesa is the only named executive officer eligible to participate in the 2013 RES Plan and is eligible for a target bonus equal to $163,000.

  Employment Agreement with Reinaldo Mesa

  Term and Compensation

        The initial term of employment of Mr. Mesa under his employment agreement is three years from the effective date thereof (i.e., through April 15, 2016), and is automatically extended for successive one-year periods, unless either party gives notice of non-extension to the other no later than 60 days prior to the expiration of the then-applicable term.

        Pursuant to his employment agreement, Mr. Mesa is entitled to an initial base salary of $380,000 and is eligible for an annual bonus under the incentive compensation plan for the Real Estate Services division.

  Severance

        Mr. Mesa's employment agreement provides for severance upon a termination by us without cause or by Mr. Mesa for good reason, for which (1) "cause" is defined generally as Mr. Mesa's termination of employment by the Company after Mr. Mesa's (a) commission of any felony or other act involving fraud, theft, misappropriation, dishonesty, or embezzlement, (b) commission of intentional acts that materially impair the goodwill of the business of the Company or cause material damage to its property, goodwill or business, (c) refusal to, or willful failure to, perform his material duties under the employment agreement, which refusal or failure continues for a period of fourteen (14) days following notice thereof by the Company to Mr. Mesa, or (d) violation of any written Company policies or procedures, which violation is not cured, to the extent susceptible to cure, within fourteen (14) days after the Company has given written notice to Mr. Mesa describing such violation; and (2) "good reason" is defined generally as Mr. Mesa's voluntary termination of employment, after the occurrence, without his consent, of (w) a material reduction in his base salary, excluding any such reduction that affects our employees generally, or our intentional failure to pay such base salary when due; (x) an action by us that results in a material adverse change in his title, duties or responsibilities; (y) a requirement by us that he change his principal place of employment to a location outside of a fifty (50)-mile radius of Sunrise, Florida, subject to required travel; or (z) a change in control, which results in a material reduction in his opportunity to earn a bonus pursuant to the incentive compensation plan for the Real Estate Services division in place immediately prior to a change in control.

        Upon a termination of Mr. Mesa's employment by us without cause or by reason of his resignation for good reason (other than in connection with a change in control), Mr. Mesa is entitled to severance consisting of (a) six (6) months' base salary, payable in installments, (b) any accrued by unpaid bonus for any prior performance period, (c) a pro-rated bonus based on actual results for the year of termination, and (d) continued COBRA coverage at the active employee rate for up to six (6) months. If Mr. Mesa's employment is terminated by us without cause or by reason of his resignation for good reason in connection with a change in control (i.e., within six (6) months prior to or two (2) years following such change in control), Mr. Mesa is entitled to severance consisting of (i) a lump sum payment of nine (9) months' base salary (based on the greater of the salary in place at either the date of termination or the date of the change in control), (ii) any accrued, but unpaid bonus for any prior performance period, (iii) a pro-rated bonus based on actual results for the year of termination (but based on target if actual results are not calculable upon a change in control) and (iv) continued COBRA coverage at the Company's expense for up to nine (9) months.

        In addition, Mr. Mesa's employment agreement provides for severance upon a termination of employment due to death or disability. Upon a termination of Mr. Mesa's employment due to death or disability, Mr. Mesa (or his beneficiary) is entitled to receive severance consisting of (a) three (3) months' base salary (payable in a lump sum if termination is due to death) reduced by any death or disability benefits, and (b) any accrued but unpaid bonus for any prior performance period.

        Any severance payment payable to Mr. Mesa pursuant to his employment agreement will be subject to Mr. Mesa's execution of a release of claims in favor of us.

  Miscellaneous

        Following any termination of Mr. Mesa's employment prior to the end of his term, he will be subject to non-competition and non-solicitation restrictions for twelve (12) months following termination of employment.

        Mr. Mesa's employment agreement provides for a 280G "best net" provision, whereby all parties have agreed that, should any payment or benefit due to Mr. Mesa pursuant to his employment agreement be deemed an excess parachute payment for purposes of Section 280G of the Code, such amounts will either be (a) delivered in full or (b) limited to the minimum extent necessary to ensure that no portion thereof will fail to be tax-deductible to us by reason of Section 280G, whichever of the foregoing amounts results in the receipt by Mr. Mesa of the greatest amount of payments and benefits.

  Post-IPO Executive Bonus Plan and 2013 Equity Plan

        We intend to adopt the 2013 Equity Plan and the Executive Bonus Plan (as defined below) in connection with this offering. For a description of these new compensation plans, see "—Equity Incentive Plans" and "—Executive Bonus Plan" below. The purpose of these new plans will be to allow us to pay annual bonuses (including annual performance-based bonuses) to our named executive officers and other senior executives and to make various equity-based compensation awards to our named executive officers and other employees, consultants and directors in a manner that is appropriate for a public company and that is intended to allow us to make awards that are not subject to the federal income tax deduction limitation set forth in Section 162(m) of the Code.

Outstanding Equity Awards at Fiscal Year End

        The following table sets forth specified information concerning equity awards held by each of the named executive officers as of December 31, 2012.

		Stock Awards
Name	Grant Date	Number of Shares of Stock that Have Not Vested	Market Value of Shares of Stock that Have Not Vested($)(1)
Keith E. Bass	November 29, 2012	5,000	325,000
David L. Fry	—	0	0
Reinaldo L. Mesa	—	0	0
Russell Devendorf	—	0	0

(1)
The market value of shares of common stock that have not vested is calculated based on the fair market value of our common stock as of December 31, 2012 ($65.00 per share), as determined by our board.

Equity Incentive Plans

  2010 Equity Plan

        The Company currently sponsors the 2010 Equity Plan, in order to provide additional incentives for our employees, officers, and directors and to enable the Company to obtain and retain services of these individuals, which is essential to our long term success. The 2010 Equity Plan provides for the grant of, among other things, stock options, SARs, restricted stock, performance shares, phantom stock, common shares and restricted stock units. We expect that, on and after the completion of this offering and following the effectiveness of the 2013 Equity Plan (as described below), no further grants will be made under the 2010 Equity Plan.

  2013 Equity Plan

        Prior to completion of the offering, we intend to adopt our 2013 Equity Plan. The principal purpose of the 2013 Equity Plan will be to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The 2013 Equity Plan will also be designed to permit us to make equity-based awards and cash-based awards intended to qualify as "performance-based compensation" under Section 162(m) of the Code. The principal anticipated features of the 2013 Equity Plan are summarized below, but remain subject to further change in the discretion of the Company.

  Share Reserve

        Under the 2013 Equity Plan,            shares of our common stock will initially be reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards, deferred stock awards, deferred stock unit awards, dividend equivalent awards, stock payment awards and performance awards and other stock-based awards. The maximum number of shares of our common stock that may be subject to one or more awards granted to any one participant during any calendar year shall be            and the maximum aggregate amount that may be paid in cash to any one person in any calendar year with respect to one or more awards payable in cash shall be $            . Further, the maximum aggregate grant date fair value of awards granted to a non-employee director during any calendar year shall be $            .

        The following counting provisions will be in effect for the share reserve under the 2013 Equity Plan:

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  to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2013 Equity Plan;

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  to the extent shares are tendered or withheld to satisfy the exercise price or tax withholding obligation with respect to any award under the 2013 Equity Plan, such tendered or withheld shares will not be available for future grants under the 2013 Equity Plan;

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  to the extent shares subject to a SAR are not issued in connection with the stock settlement of the SAR on exercise thereof, such shares will not be available for future grants under the 2013 Equity Plan;

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  to the extent that shares of our common stock awarded under the 2013 Equity Plan are purchased on the open market with the cash proceeds from the exercise of options, such shares will not be available for future grants under the 2013 Equity Plan;

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  the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2013 Equity Plan; and

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  to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2013 Equity Plan.

  Administration

        The compensation committee of our board of directors (or another committee or a subcommittee of our board of directors) will administer the 2013 Equity Plan. To the extent necessary to comply with Rule 16b-3 of the Exchange Act, and with respect to awards that are intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the administrator will consist of at least two members of our board of directors, each of whom will be intended to qualify as an "outside director," within the meaning of Section 162(m) of the Code, a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act. Additionally, to the extent required by applicable law, each individual constituting the administrator will be an "independent director" within the meaning of the rules of the New York Stock Exchange or other principal securities market on which shares of our common stock are traded. The 2013 Equity Plan will provide that the compensation committee may from time to time delegate its authority to grant awards to a committee consisting of one or more members of our board of directors or one or more of our officers, provided that no officer shall be delegated such authority to grant awards to individuals who are subject to Section 16 of the Exchange Act, covered employees within the meaning of Section 162(m) of the Code, or officers or directors who have been delegated the authority to grant or amend awards under the 2013 Equity Plan.

        Subject to the terms and conditions of the 2013 Equity Plan, the administrator will have the authority to select the persons to whom awards are to be made, to determine the type of awards to be granted and the number of shares to be subject to awards and the terms and conditions of awards, to determine when awards can be settled in cash, shares, other awards or whether to cancel, forfeit or surrender awards, to prescribe the form of award agreement, to accelerate vesting or lapse restrictions and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2013 Equity Plan. The administrator will also be authorized to adopt, amend or rescind rules relating to administration of the 2013 Equity Plan. The full board of directors will administer the 2013 Equity Plan with respect to awards to non-employee directors.

  Eligibility

        The 2013 Equity Plan will provide that options, SARs, restricted stock and all other stock-based and cash-based awards may be granted to individuals who will then be our officers, employees or consultants or the officers, employees or consultants of certain of our affiliates. The 2013 Equity Plan will further provide that such awards may also be granted to our directors, but that only employees of our company or certain of our subsidiaries may be granted incentive stock options ("ISOs").

  Awards

        The 2013 Equity Plan will provide that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, deferred stock, deferred stock units, dividend equivalents, performance awards, stock payments and other stock-based and cash-based awards, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

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  Nonqualified Stock Options ("NQSOs"), will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant's continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. The 2013 Equity Plan will provide that NQSOs may be granted for any term specified by the administrator that does not exceed ten (10) years.

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  ISOs will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs will have an exercise price of not less than the fair market value of a share of common stock on the date of grant, will only be granted to employees, and will not be exercisable after a period of ten (10) years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2013 Equity Plan will provide that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and that the ISO must not be exercisable after a period of five (5) years measured from the date of grant.

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  Restricted Stock will be granted to any eligible individual selected by the administrator and will be made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, will be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. The 2013 Equity Plan will provide that restricted stock generally may not be sold or otherwise transferred until restrictions are removed or expire. Recipients of restricted stock, unlike recipients of options, will have voting rights and will, to the extent such restricted stock has no performance-based vesting conditions, have the right to receive dividends, if any, prior to the time when the restrictions lapse; however, in the sole discretion of the Administrator, any extraordinary dividends will not be released until restrictions are removed or expire. Recipients of restricted stock with performance-based vesting have the right to receive dividends prior to vesting, but such dividends shall only be paid out to the recipient to the extent that the performance-based vesting conditions are subsequently satisfied and the restricted stock vests.

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  Restricted Stock Units will be awarded to any eligible individual selected by the administrator, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. The 2013 Equity Plan will provide that, like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

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  Deferred Stock Awards will represent the right to receive shares of our common stock on a future date. The 2013 Equity Plan will provide that deferred stock may not be sold or otherwise hypothecated or transferred until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

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  Deferred Stock Units will be awarded to any eligible individual selected by the administrator, typically without payment of consideration, but may be subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Each deferred stock unit shall entitle the holder thereof to receive one share of common stock on the date the deferred stock unit becomes vested or upon a specified settlement date thereafter. The 2013 Equity Plan will provide that, like deferred stock, deferred stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike deferred stock, deferred stock units may provide that shares of stock underlying the deferred stock units will not be issued until a specified date or event following the vesting date. Recipients of deferred stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied and the shares underlying the award have been issued to the holder.

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  Stock Appreciation Rights ("SARs") will be granted in the administrator's discretion in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2013 Equity Plan will be at least 100% of the fair market value of a share of our common stock on the date of grant. SARs under the 2013 Equity Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator. The 2013 Equity Plan will provide that SARs may be granted for any term specified by the administrator that does not exceed ten (10) years.

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  Dividend Equivalents will represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the award. The 2013 Equity Plan will provide that dividend equivalents may be settled in cash or shares and at such times as determined by the administrator.

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  Performance Awards will be granted by the administrator in its discretion on an individual or group basis. Generally, these awards will be based upon specific performance targets and will be paid in cash or in common stock or in a combination of both. The 2013 Equity Plan will provide that performance awards may include "phantom" stock awards that provide for payments based upon the value of our common stock and that performance awards may also include bonuses that may be granted by the administrator on an individual or group basis and which may be payable in cash or in common stock or in a combination of both.

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  Stock Payments will be authorized by the administrator in its discretion in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation on other arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee, consultant or non-employee director.

  Change in Control

        In the event of a change in control, each outstanding award (other than awards subject to performance-based vesting) under the 2013 Equity Plan shall continue in effect or be assumed (as such concept is defined in the 2013 Equity Plan) or an equivalent award substituted by a successor corporation or a parent or subsidiary of a successor corporation and each outstanding award subject to performance-based vesting shall be subject to the terms and conditions of the applicable award agreement and, if no applicable terms and conditions in such award agreement, the administrator's discretion. In the event that the acquirer does not assume or replace granted awards (other than awards subject to performance-based vesting) prior to the consummation of such transaction, causing such awards to terminate under the 2013 Equity Plan upon consummation of the transaction, the administrator may cause any or all of such awards issued under the 2013 Equity Plan to be subject to accelerated vesting such that 100% of such awards will become vested and exercisable (for a period of fifteen (15) days from the date the administrator notifies the recipient that the award is fully exercisable) upon the consummation of such change in control and all forfeiture restrictions on any or all of such awards shall lapse. In addition, in the event such awards are assumed or substituted with equivalent awards but the individual's service is subsequently terminated without cause within a twelve (12) month period following the change in control event, such continued, assumed or substituted awards will become fully vested on an accelerated basis. The 2013 Equity Plan will also provide that the administrator may make appropriate adjustments to awards under the 2013 Equity Plan and will be authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. Under the 2013 Equity Plan, we anticipate that a change in control will generally be defined as:

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  an event or series of events by which a person or group (other than            ) becomes "beneficial owner" of         % or more of the outstanding common stock of the Company;

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  a merger, consolidation, reorganization or other business combination of the Company with any other entity, other than a merger, consolidation, reorganization or business combination which would result in our outstanding voting securities immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than        % of the combined voting power of the outstanding voting securities of the Company or such surviving entity immediately after such merger, consolidation, reorganization or business combination;

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  the sale, exchange, or transfer of all or substantially all of the assets of the Company and its subsidiaries, other than a sale to an entity, at least            % of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale; or

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  our liquidation or dissolution.

  Adjustments of Awards

        In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of our assets to stockholders (other than normal cash dividends) or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock other than an equity restructuring that would require adjustments to the 2013 Equity Plan or any awards under the 2013 Equity Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the 2013 Equity Plan will provide that the administrator may make equitable adjustments, if any, to reflect such change with respect to:

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  the aggregate number and kind of shares subject to the 2013 Equity Plan, including adjustments to limits on the maximum number of shares that may be issued;

  •
  the maximum aggregate number of shares that may be granted and the maximum aggregate amount of cash that may be paid in cash to any one person during any calendar year;

  •
  the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards);

  •
  the number and kind of shares (or other securities or property) for which automatic grants are subsequently to be made to new and continuing non-employee directors under the 2013 Equity Plan's Non-Employee Director Compensation Policy; and

  •
  the grant or exercise price per share of any outstanding awards under the 2013 Equity Plan.

  Amendment and Termination

        The 2013 Equity Plan will provide that our board of directors or the compensation committee, as applicable, may terminate, amend or modify the 2013 Equity Plan at any time and from time to time. However, the 2013 Equity Plan will generally require us to obtain stockholder approval:

  •
  to increase the limits imposed on the maximum number of shares available under the 2013 Equity Plan (other than in connection with certain corporate events, as described above);

  •
  to reduce the price per share of any outstanding option or SAR granted under the 2013 Equity Plan; or

  •
  to cancel any option or SAR in exchange for cash or other award when the option or SAR price per share exceeds the fair market value of a share of our common stock.

  Expiration Date

        The 2013 Equity Plan will expire on, and no option or other award will be granted pursuant to the 2013 Equity Plan after, the tenth anniversary of the effective date of the 2013 Equity Plan. Any award that will be outstanding on the expiration date of the 2013 Equity Plan will remain in force according to the terms of the 2013 Equity Plan and the applicable award agreement.

  Securities Laws and U.S. Federal Income Taxes

        The 2013 Equity Plan will be designed to comply with various securities and U.S. federal tax laws as follows:

        Securities Laws.    The 2013 Equity Plan will be designed to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including without limitation, Rule 16b-3. The 2013 Equity Plan will be administered, and options and other equity awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

        Section 409A of the Code.    The 2013 Equity Plan will be designed to comply with the requirements of Section 409A of the Code and, to the extent that awards under the 2013 Equity Plan will be considered "nonqualified deferred compensation" for purposes of Section 409A of the Code and will be subject to the additional requirements regarding the payment of deferred compensation imposed by Section 409A of the Code, such awards will generally be intended to be exempt from or to comply with Section 409A of the Code.

        Section 162(m) of the Code.    The 2013 Equity Plan will be designed to provide for awards that are exempt from the requirements of Section 162(m) of the Code which generally provides that income tax deductions of publicly held corporations may be limited to the extent total compensation (including, but not limited to, base salary, annual bonus and income attributable to stock option exercises and other non-qualified benefits) for certain executive officers exceeds $1,000,000 (less the amount of any "excess parachute payments" as defined in Section 280G of the Code) in any taxable year of the corporation, but provides that the deduction limit will not apply to certain "performance-based compensation" established by an independent compensation committee that is adequately disclosed to and approved by stockholders. In particular, stock options and SARs will satisfy the "performance-based compensation" exception if the awards are made by a qualifying compensation committee, the 2013 Equity Plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations that are privately held and that subsequently become publicly held as a result of an initial public offering, the 2013 Equity Plan will not be subject to Section 162(m) until a specified transition date, which is the earliest of:

  •
  the material modification of the 2013 Equity Plan;

  •
  the issuance of all of the shares of our common stock reserved for issuance under the 2013 Equity Plan;

  •
  the expiration of the 2013 Equity Plan; or

  •
  the first stockholders meeting at which members of our board of directors are elected during 2017.

        After the transition date, rights or awards granted under the 2013 Equity Plan, other than options and SARs, will not qualify as "performance-based compensation" for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which have been disclosed to and approved by our stockholders. Thus, after the transition date, we expect that such other rights or awards under the plan will not constitute performance-based compensation for purposes of Section 162(m).

        We intend to file a registration statement on Form S-8 under the Securities Act to register the total number of shares of our common stock that may be issued under our 2013 Equity Plan. That registration statement will become effective upon filing, and            shares of our common stock covered by such registration statement are eligible for sale in the public market immediately after the effective date of such registration statement, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions and the lock-up agreements described under "Underwriting."

Equity Compensation Plan Information

        The number of shares reserved for issuance, number of shares issued, number of shares underlying outstanding stock options or otherwise outstanding and number of shares remaining available for future issuance under the 2010 Equity Plan, as of December 31, 2012, are as follows:

Plan	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by the security holders—2010 Equity Plan	0	n/a	73,631
Total	0		73,631

Executive Bonus Plan

        Prior to the completion of this offering, we intend to adopt, and have our stockholders approve, the WCI Communities, Inc. Senior Executive Incentive Bonus Plan (the "Executive Bonus Plan"). The Executive Bonus Plan is designed to provide an incentive for superior work and to motivate covered key executives toward even greater achievement and business results, to tie their goals and interests to those of us and our stockholders and to enable us to attract and retain highly qualified executives. The principal anticipated features of the Executive Bonus Plan are summarized below.

        The Executive Bonus Plan is an incentive bonus plan under which certain key executives, including our named executive officers, will be eligible to receive bonus payments with respect to a specified period (for example, our fiscal year). Bonuses will generally be payable under the Executive Bonus Plan upon the attainment of pre-established performance goals. Notwithstanding the foregoing, we may pay bonuses (including, without limitation, discretionary bonuses) to participants under the Executive Bonus Plan based upon such other terms and conditions as the compensation committee may in its discretion determine.

        We anticipate that the performance goals under the Executive Bonus Plan will relate to one or more financial, operational or other metrics with respect to individual or company performance with respect to us or any of our subsidiaries, including but not limited to the following possible performance goals: net earnings or losses (either before or after one or more of the following: interest, taxes, depreciation and amortization); gross or net sales or revenue; revenue growth or product revenue growth; net income (either before or after taxes); adjusted net income; operating income (either before or after taxes); operating earnings or profit; pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); cash flow (including, but not limited to, operating cash flow and free cash flow); return on assets or net assets; return on capital; return on stockholders' equity; total stockholder return; return on sales; gross or net profit or operating margin; costs or reduction in costs; funds from operations; expenses; working capital; earnings or loss per share; adjusted earnings per share; price per share of common stock; appreciation in and/or maintenance of the price of our common stock or any other publicly-traded securities; economic value-added models or equivalent metrics; comparisons with various stock market indices; regulatory achievements and compliance; implementation or completion of critical projects; market share; customer satisfaction; customer growth; employee satisfaction; recruiting and maintaining personnel; strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property; and establishing relationships with commercial entities with respect to the marketing, distribution and sale of our products); supply chain achievements (including establishing relationships with manufacturers or suppliers of component materials and manufacturers of our products); co-development, co-marketing, profit sharing, joint venture or other similar arrangements; financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing and other capital raising transactions (including sales of our equity or debt securities; factoring transactions; sales or licenses of our assets, including our intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions); implementation, completion or attainment of measurable objectives with respect to research, development, manufacturing, commercialization, products or projects, production volume levels, acquisitions and divestitures; and economic value, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease in the results of a peer group or market performance indicators or indices.

        The Executive Bonus Plan will be administered by the compensation committee. The compensation committee will select the participants in the Executive Bonus Plan and any performance goals to be utilized with respect to the participants, establish the bonus formulas for each participant's annual bonus, and certify whether any applicable performance goals have been met with respect to a given performance period. The Executive Bonus Plan will provide that we may amend or terminate the Executive Bonus Plan at any time in our sole discretion. Any amendments to the Executive Bonus Plan will require stockholder approval only to the extent required by applicable law, rule or regulation. The Executive Bonus Plan will expire on the earlier of:

  •
  the material modification of the Executive Bonus Plan; or

  •
  the first stockholders meeting at which members of our board of directors are elected during 2017.

Rule 10b5-1 Sales Plan

        Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our policy on insider trading and communications with the public.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        The following is a summary of each transaction or series of similar transactions since January 1, 2010, to which we were a party or are a party in which:

  •
  the amount involved exceeds $120,000; and

  •
  any of our directors or executive officers, any holder of 5% of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

Sale and Purchase of Securities

  2017 Senior Secured Term Notes

        On June 8, 2012, we sold $125.0 million in aggregate principal amount of our 2017 Senior Secured Term Notes to certain of our existing stockholders or their affiliates at a price of 98% of their principal amount pursuant to a note purchase agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—2017 Senior Secured Term Notes." The table below sets forth the participation in the sale of the 2017 Senior Secured Term Notes by our directors, executive officers and 5% stockholders and their affiliates.

Name	Principal amount of 2017 Senior Secured Term Notes purchased
Monarch Master Funding Ltd(1)	$62,500,000
Stonehill Institutional Partners, L.P.	$62,500,000

(1)
As of March 31, 2013, Monarch Master Funding Ltd held $43.2 million in 2017 Senior Secured Term Notes.

  Series E Common Stock Financing

        On June 8, 2012, we issued an aggregate of 769,230 shares of our Series E Common Stock, to certain of our existing stockholders or their affiliates at a price per share of $65.00 for aggregate gross consideration of $50.0 million. In consideration for their commitment to purchase the Series E Common Stock, pursuant to a backstop equity commitment letter, we paid each of the Principal Investors a backstop commitment fee equal to $750,000. As of December 31, 2012, as adjusted to give effect to this offering, the Principal Investors will own approximately        % and        % of our common stock (assuming no exercise of the underwriters' option to purchase additional shares), respectively. The table below sets forth the number of shares of Series E Common Stock, issued to our directors, executive officers and 5% stockholders and their affiliates and the aggregate purchase price paid therefor.

Name	Number of Shares of Series E Common Stock	Aggregate Purchase Price
Monarch Alternative Capital LP and certain of its advisory clients	374,943	$24,371,295
Stonehill Institutional Partners, L.P.	328,038	$21,322,470
Affiliates of The Royal Bank of Scotland PLC	16,636	$1,081,340
David L. Fry and Monique A. Fry Trust(1)	5,286	$343,590
Russell Devendorf	2,571	$167,115

(1)
David L. Fry previously served as president and chief executive officer until his resignation on November 30, 2012.

Equity Awards, Long-Term Cash Incentives and Employment Agreements

        We have granted restricted stock, stock options and long-term cash incentives to our executive officers and our directors. For a description of these awards and incentives, see "Management—Narrative Disclosure Relating to Director Compensation Table" and "Executive Compensation—Narrative Disclosure to Summary Compensation Table." We have also entered into employment agreements with Mr. Bass, Mr. Devendorf and Mr. Mesa. See "Executive Compensation—Employment Arrangements."

Indemnification Agreements

        We have entered into indemnification agreements with each of our directors and executive officers. Under the terms of our indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee's involvement was by reason of the fact that the indemnitee is or was a director, or officer, of the Company or any of its subsidiaries or was serving at the Company's request in an official capacity for another entity. We must indemnify our officers and directors against (1) attorneys' fees and (2) all other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also require us, if so requested, to advance within 10 days of such request attorneys' fees and all other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. See "Management—Limitations on Liability, Indemnification of Officers and Directors and Insurance."

Stockholders Agreement

        Pursuant to a stockholders agreement that we will enter into with the Principal Investors prior to the consummation of this offering, for so long as a Principal Investor holds at least 60% of the shares of our common stock held by it at the consummation of this offering, such Principal Investor will have the right to nominate two directors to the board of directors and one director to each board committee (subject to applicable independence requirements of each committee). When a Principal Investor owns less than 60%, but at least 20%, of the shares of our common stock held by it at the consummation of this offering, such Principal Investor will be entitled to nominate one director to the board of directors and each board committee (subject to applicable independence requirements of each committee). Each Principal Investor will also agree to vote for the other's board nominees and to remove and replace any such directors in accordance with the terms of the stockholders agreement and applicable law. In addition, we will agree to take all actions within our control necessary and desirable to cause the election, removal and replacement of such directors in accordance with the stockholders agreement and applicable law.

Registration Rights Agreement

        We will enter into a registration rights agreement with the Principal Investors with respect to any shares of our common stock held by them. We refer to these shares collectively as the "registrable shares." Pursuant to the registration rights agreement, we will grant the Principal Investors and their direct and indirect transferees demand registration rights to have the registrable shares registered for resale, and, in certain circumstances, the right to "piggy-back" the registrable shares in registration statements we might file in connection with any future public offering. When we become and for so long as we are eligible to use Form S-3 under the Securities Act, the Principal Investors and their direct and indirect transferees will have shelf registration rights requiring us to file a shelf registration statement and to maintain the effectiveness of such registration statement so as to allow sales thereunder from time to time.

        Notwithstanding the foregoing, any registration will be subject to cutback provisions, and we will be permitted to suspend the use, from time to time, of the prospectus that is part of the registration statement (and therefore suspend sales under the registration statement) for certain periods, referred to as "blackout periods."

Other Transactions

        In August 2010, our former chief executive officer and President David L. Fry purchased a single-family home in WCI's Pelican Preserve community. The total purchase price was $245,660 (plus any amount for additional options or upgrades selected), subject to a credit of $15,000 to be applied towards any options or upgrades chosen. The board of directors approved the transaction, determining it to be on the same terms and conditions that were at the time being offered to unaffiliated third-party buyers in the Pelican Preserve community.

Policies and Procedures for Related Party Transactions

        Our board of directors expects to adopt a written related person transaction policy, to be effective upon the consummation of this offering, setting forth the policies and procedures for the review and approval or ratification of transactions involving us and "related persons." For the purposes of this policy, "related persons" will include our executive officers, directors and director nominees or their immediate family members, or stockholders owning five percent or more of our outstanding common stock and their immediate family members.

        The policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm's length transaction with an unrelated party and the extent of the related person's interest in the transaction. All related party transactions may only be consummated if our audit committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy. Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the deliberations or vote respecting approval or ratification of the transaction. However, such director may be counted in determining the presence of a quorum at a meeting of the audit committee that considers the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

 PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth the beneficial ownership of our common stock as of April 30, 2013 and immediately after the completion of this offering by (1) each person, or group of affiliated persons, known by us to be the beneficial owner of 5% or more of our outstanding common stock, (2) each of our directors, (3) each of our executive officers, (4) all of our directors and executive officers as a group and (5) each selling stockholder.

        To our knowledge, each person named in the table has sole voting and investment power with respect to all of the securities shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The number of securities shown represents the number of securities the person "beneficially owns," as determined by the rules of the SEC. The SEC has defined "beneficial" ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement, or (4) the automatic termination of a trust, discretionary account or similar arrangement.

        The percentages reflect beneficial ownership immediately prior to and immediately after the completion of this offering as determined in accordance with Rule 13d-3 under the Exchange Act and are based on            shares of our common stock outstanding as of April 30, 2013 and assumes there are            shares of our common stock outstanding as of the date immediately following the completion of this offering, in each case after giving effect to the reclassification of all our Series A, C, D and E common stock into a single class of common stock. The percentages assume no exercise by the underwriters of their option to purchase additional shares. The table below does not give effect to the            for             stock split to be effected immediately prior to the consummation of this offering. Except as noted below, the address for all beneficial owners in the table below is c/o WCI Communities, Inc., at 24301 Walden Center Drive, Bonita Springs, Florida 34134.

	Amount and Nature of Beneficial Ownership
	Immediately Prior to this Offering			Immediately After this Offering
Name and Address of Beneficial Owner	Shares Owned	Percentage	Shares Offered	Shares Owned		Percentage
5% or more Stockholders:
Monarch Alternative Capital LP and certain of its advisory clients(1)	702,554	40.1%
Stonehill Institutional Partners, L.P.(2)	632,361	36.1%			%
Affiliates of The Royal Bank of Scotland PLC(3)	103,886	5.9%			%
Directors and Executive Officers:
Keith E. Bass(4)	10,000	*			%
Russell Devendorf	5,827	*			%
Vivien N. Hastings	3,976	*			%
Paul J. Erhardt	—	—			%
Reinaldo L. Mesa	3,626	*			%
Stephen D. Plavin	1,170	*			%
Patrick J. Bartels, Jr.	—	—			%
Michelle MacKay	534	*			%
Christopher E. Wilson(5)	632,361	36.1%			%
All directors and executive officers as a group (9 persons)	657,494	37.5%			%

*
Denotes less than 1.0% beneficial owner.

(1)
Consists of (i) 272,458 shares held by Monarch Debt Recovery Master Fund Ltd, (ii) 154,562 shares held by Monarch Master Funding Ltd, (iii) 120,992 shares held by Monarch Opportunities Master Fund Ltd, (iv) 10,418 shares held by Monarch Income Master Fund Ltd, (v) 61,728 shares held by Monarch Capital Master Partners LP, (vi) 5,743 shares held by Monarch Alternative Solutions Master Fund LTD, (vii) 3,068 shares held by Monarch Capital Master Partners II LP, (viii) 38,111 shares held by Monarch Capital Master Partners IIA LP, (ix) 17,272 shares held by Monarch Cayman Fund Limited, (x) 1,298 shares held by Oakford MF Limited and (xi) 16,904 shares held by P Monarch Recovery LTD. Monarch Alternative Capital LP ("MAC") serves as advisor to these entities with respect to our shares directly owned by such entities. MDRA GP LP ("MDRA GP") is the general partner of MAC and Monarch GP LLC ("Monarch GP") is the general partner of MDRA GP. By virtue of such relationships, MAC, MDRA GP and Monarch GP may be deemed to have voting and dispositive power over the shares owned by such entities. The address for these entities is 535 Madison Avenue, 26th Floor, New York, NY 10022.

(2)
Stonehill Capital Management LLC, a Delaware limited liability company ("SCM"), is the investment adviser of Stonehill Institutional and Stonehill General Partner, LLC ("Stonehill GP") is the general partner of Stonehill Institutional. By virtue of such relationships, SCM and Stonehill GP and their managing members may be deemed to have voting and dispositive power over the shares owned by Stonehill Institutional. The address for Stonehill Institutional Partners, L.P. is 885 Third Avenue, 30th Floor, New York, NY 10022.

(3)
Consists of (i) 66,185 shares held by RBS Investments USA Corp. and (ii) 37,701 shares held by Kelts LLC. The address for these entities is 600 Washington Boulevard, Stamford, CT 06901.

(4)
The total shares held by Mr. Bass above exclude 5,000 shares of restricted stock granted to him under our 2010 Equity Plan that have not yet vested. On November 29, 2014, 2,500 shares will vest and the remaining 2,500 will vest on December 1, 2015.

(5)
Represents shares owned by Stonehill Institutional Partners, L.P. Mr. Wilson is a managing member of SCM and Stonehill GP, and may be deemed to have shared voting and dispositive power over the shares owned by Stonehill Institutional. He disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address for Mr. Wilson is 885 Third Avenue, 30th Floor, New York, NY 10022.

DESCRIPTION OF CAPITAL STOCK

        The following description is intended as a summary of our amended and restated certificate of incorporation (which we refer to as our "charter") and our amended and restated bylaws, which will become effective immediately prior to the consummation of this offering and which will be filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our charter and amended and restated bylaws.

General

        Immediately prior to the consummation of this offering, we will file our charter that authorizes            shares of common stock, $0.01 par value per share, and            shares of preferred stock, $0.01 par value per share. Assuming the reclassification of all our Series A, C, D and E common stock into a single class of common stock, as of March 31, 2013, there were                  shares of our common stock outstanding and no shares of our common stock issuable upon exercise of outstanding warrants or options.

Common Stock

  Voting Rights

        Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

        As of March 31, 2013, as adjusted to give effect to this offering and the use of proceeds therefrom, Monarch and Stonehill will own approximately        % and         % of our common stock (assuming no exercise of the underwriters' option to purchase additional shares), respectively. See "Principal Stockholders." Due to their ownership, the Principal Investors have the power to control us and our subsidiaries, including the power to elect a majority of our directors, agree to sell or otherwise transfer a controlling stake in us and determine the outcome of all actions requiring a majority stockholder approval. In addition, pursuant to a stockholders agreement that we will enter into with the Principal Investors prior to the consummation of this offering, the Principal Investors have certain rights to nominate directors to our board of directors and the committees thereof. See "—Registration Rights Agreement and Stockholders Agreement."

  Dividends

        Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

  Liquidation

        In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

  Rights and Preferences

        Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

  Fully Paid and Nonassessable

        All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

        In April, we purchased the one share of Series B preferred stock outstanding for $0.7 million. In addition, prior to the consummation of the offering, we expect to exchange the 10,000 shares of Series A preferred stock outstanding for            shares of common stock. Immediately prior to the consummation of this offering, our charter will be amended and restated to delete all references to such shares of preferred stock. Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to            shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Anti-Takeover Effects of Provisions of Our Charter, Our Amended and Restated Bylaws and Delaware Law

        Some provisions of Delaware law, our charter and our amended and restated bylaws, as will be in effect immediately prior to the consummation of this offering, contain provisions that could have the effect of delaying, deterring or preventing another party from acquiring or seeking to acquire control of us through the use of the following: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may delay, deter or prevent a change in control or other takeover of our company that our stockholders might consider to be in their best interests, including transactions that might result in a premium being paid over the market price of our common stock and also may limit the price that investors are willing to pay in the future for our common stock. These provisions may also have the effect of preventing changes in our management.

        These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage anyone seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

  Delaware Anti-Takeover Statute

        We have opted out of Section 203, which regulates corporate takeovers. However, our charter contains provisions that are similar to Section 203. Specifically, our charter provides that we may not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the person became an interested stockholder, unless:

  •
  prior to the time that person became an interested stockholder, our board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding certain shares; or

  •
  at or subsequent to the time the person became an interested stockholder, the business combination is approved by our board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock, which is not owned by the interested stockholder.

        Generally, a business combination includes a merger, consolidation, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with that person's affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. However, in our case, the Principal Investors and any of their affiliates and subsidiaries and any of their direct or indirect transferees receiving 15% or more of our voting stock will not be deemed to be interested stockholders regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions. This provision could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

  Undesignated Preferred Stock

        The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our Company.

  Special Stockholder Meetings

        Our charter and our amended and restated bylaws, as will be in effect immediately prior to the consummation of this offering, provide that a special meeting of stockholders may be called only by our chairman of the board of directors, chief executive officer or president, or by a resolution adopted by a majority of our board of directors and will be called at the request of either of the Principal Investors, so long as one of them or both together hold at least 10% of the shares of our common stock outstanding.

  Requirements for Advance Notification of Stockholder Nominations and Proposals

        Our amended and restated bylaws, as will be in effect immediately prior to the consummation of this offering, establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors or designated by a Principal Investor pursuant to the Stockholders Agreement.

  No Stockholder Action by Written Consent

        Our charter will not allow stockholders to act by written consent without a meeting.

  Election and Removal of Directors

        Each of our directors will be elected annually. Pursuant to a stockholders agreement that we will enter into with the Principal Investors prior to the consummation of this offering, the Principal Investors have certain rights to nominate directors to our board of directors and the committees thereof. See "—Registration Rights Agreement and Stockholders Agreement." Also, directors may be removed with or without cause by a majority vote of the shares of our common stock then outstanding. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Vacancies on the board of directors are filled by a majority of the directors then in office, and not by the stockholders. For more information on our board composition, see "Management—Board of Directors Composition." This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

  Choice of Forum

        Our charter will provide that the Court of Chancery of the state of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our charter or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

  Amendment of Charter Provisions

        The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66 2/3% of the voting power of our then outstanding voting stock.

        The provisions of the Delaware General Corporation Law, our charter and our amended and restated bylaws, as will be in effect immediately prior to the consummation of this offering, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

        Our charter and amended and restated bylaws, which will become effective immediately prior to the consummation of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. For a discussion concerning limitations of liability and indemnification applicable to our directors and officers, see "Management—Limitations on Liability, Indemnification of Officers and Directors and Insurance."

Registration Rights Agreement and Stockholders Agreement

        We will enter into a registration rights agreement with the Principal Investors with respect to any shares of our common stock held by them. Pursuant to the registration rights agreement, we will grant the Principal Investors and their direct and indirect transferees demand registration rights to have the registrable shares registered for resale, and, in certain circumstances, the right to "piggy-back" the registrable shares in registration statements we might file in connection with any future public offering. When we become and for so long as we are eligible to use Form S-3 under the Securities Act, the Principal Investors and their direct and indirect transferees will have shelf registration rights requiring us to file a shelf registration statement and to maintain the effectiveness of such registration statement so as to allow sales thereunder from time to time.

        We will also enter into a stockholders agreement with the Principal Investors prior to the completion of this offering, pursuant to which the Principal Investors will each have certain director nomination rights. For so long as a Principal Investor holds at least 60% of the shares of our common stock held by it at the consummation of this offering, such Principal Investor will have the right to nominate two directors to the board of directors and one director to each board committee (subject to applicable independence requirements of each committee). When a Principal Investor owns less than 60%, but at least 20%, of the shares of our common stock held by it at the consummation of this offering, such Principal Investor will be entitled to nominate one director to the board of directors and each board committee (subject to applicable independence requirements of each committee). Each Principal Investor will also agree to vote for the other's board nominees and to remove and replace any such directors in accordance with the terms of the stockholders agreement and applicable law. In addition, we will agree to take all actions within our control necessary and desirable to cause the election, removal and replacement of such directors in accordance with the stockholders agreement and applicable law.

New York Stock Exchange Listing

        We intend to list our common stock on the New York Stock Exchange, under the symbol "WCIC."

Transfer Agent and Registrar

        The transfer agent and registrar for the shares of our common stock will be American Stock Transfer & Trust Company, LLC.

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after consummation of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate. Although we intend to have our common stock listed on the New York Stock Exchange under the symbol "WCIC," we cannot assure you that there will be an active public market for our common stock.

Sale of Restricted Shares

        Based on the number of shares of our common stock outstanding as of March 31, 2013, upon the closing of this offering and assuming (1) the reclassification of all our Series A, C, D and E common stock into a single class of common stock and (2)  a            for            stock split of our common stock to effected immediately prior to the consummation of this offering, we will have outstanding an aggregate of approximately            shares of common stock. Of these shares, all of the            shares of common stock to be sold in this offering, and any shares sold upon exercise of the underwriters' option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders immediately prior to the consummation of this offering will be "restricted securities" as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below. As a result of the contractual lock-up periods described below and the provisions of Rule 144 and 701 of the Securities Act, the restricted securities will be available for sale in the public markets as follows:

Date Available for Sale	Shares Eligible for Sale	Description
Date of Prospectus		Shares sold in the offering and shares saleable under Rule 144 that are not subject to a lock-up
90 Days after Date of Prospectus		Shares saleable under Rules 144 and 701 that are not subject to a lock-up
120 Days after Date of Prospectus		Lock-up released; provided that released shares are sold in an underwritten registered offering
180 Days after Date of Prospectus		Lock-up released; shares saleable under Rules 144 and 701
240 Days after Date of Prospectus		Lock-up released; shares saleable under Rules 144 and 701

Rule 144

        In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our "affiliates" for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our "affiliates," is entitled to sell those shares in the public market (subject to the lock-up agreement referred to below, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than "affiliates," then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our "affiliates," as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than one of our "affiliates," are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

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  1% of the number of common shares then outstanding, which will equal approximately shares of common stock immediately after this offering (calculated on the basis of the assumptions described above and assuming no exercise of the underwriters' option to purchase additional shares and no exercise of outstanding options or warrants); or

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  the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Such sales under Rule 144 by our "affiliates" or persons selling shares on behalf of our "affiliates" are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

        In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our "affiliates," as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our "affiliates" may resell those shares without compliance with Rule 144's minimum holding period requirements (subject to the terms of the lock-up agreements referred to below, if applicable).

Equity Incentive Plans

        Our board of directors and stockholders previously adopted the 2010 Equity Plan. In connection with this offering, our board of directors and stockholders intend to adopt the 2013 Equity Plan. For a description of our 2010 Equity Plan and 2013 Equity Plan and the number of shares reserved for issuance, number of shares issued, number of shares underlying outstanding stock options and number of shares remaining available for future issuance under the 2010 Equity Plan, see "Executive Compensation—Equity Incentive Plans" and "Executive Compensation—Equity Compensation Plan Information."

        In connection with this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register the total number of shares of our common stock that may be issued under our 2013 Equity Plan. That registration statement will become effective upon filing, and            shares of our common stock covered by such registration statement are eligible for sale in the public market immediately after the effective date of such registration statement, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions and the lock-up agreements described below.

Registration Rights

        Following the consummation of this offering, the Principal Investors, holding approximately            shares of our common stock, will, after the expiration of the lock-up period described below, have the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities. For a description of these registration rights, please see "Certain Relationships and Related Party Transactions—Registration Rights Agreement" and "Description of Capital Stock—Registration Rights and Stockholders Agreement." If the offer and sale of these shares are registered, they will be freely tradable without restriction under the Securities Act.

Lock-Up Agreements

        In connection with this offering, we and our officers and directors have agreed that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Our other stockholders have agreed that, subject to certain exceptions, they will not, without the prior written consent of Citigroup, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock for a period of (a) 120 days with respect to 20% of their holdings, provided that, until 180 days after the date of this offering, they are sold in an underwritten registered offering, (b) 180 days with respect to an additional 40% of their holdings, and (c) 240 days with respect to the remaining 40% of their holdings, in each case, after the date of this prospectus. Citigroup, in its sole discretion, may release our common stock and any other securities subject to these lock-up agreements in whole or in part at any time with or without notice. If the restrictions under the lock-up agreements are waived, shares of our common stock may become available for resale into the market, subject to applicable law, which could reduce the market price for our common stock. See "Underwriting."

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS in effect as of the date of this offering. These authorities may change or be subject to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect a non-U.S. holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position regarding the tax consequences of the purchase, ownership and disposition of our common stock.

        This discussion is limited to non-U.S. holders that hold our common stock as a "capital asset" within the meaning of Section 1221 of the Code (property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a non-U.S. holder's particular circumstances, including the impact of the unearned income Medicare contribution tax. In addition, it does not address consequences relevant to non-U.S. holders subject to particular rules, including, without limitation:

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  U.S. expatriates and certain former citizens or long-term residents of the United States;

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  persons subject to the alternative minimum tax;

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  persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

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  banks, insurance companies, and other financial institutions;

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  real estate investment trusts or regulated investment companies;

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  brokers, dealers or traders in securities;

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  "controlled foreign corporations," "passive foreign investment companies," and corporations that accumulate earnings to avoid U.S. federal income tax;

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  S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes;

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  tax-exempt organizations or governmental organizations;

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  persons deemed to sell our common stock under the constructive sale provisions of the Code;

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  persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

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  tax-qualified retirement plans.

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their own tax advisors regarding the U.S. federal income tax consequences to them.

        THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR

SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

        For purposes of this discussion, a "non-U.S. holder" is any beneficial owner of our common stock that is neither a "U.S. person" nor a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

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  an individual who is a citizen or resident of the United States;

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  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

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  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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  a trust that (1) is subject to the primary supervision of a United States court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has made a valid election under applicable Treasury Regulations to continue to be treated as a U.S. person.

  Distributions

        As described in the section entitled "Dividend Policy," we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions on our common stock, such distributions of cash or property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder's adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below in the section relating to the sale or disposition of our common stock.

        Subject to the discussion below on backup withholding and foreign accounts, dividends paid to a non-U.S. holder of our common stock that are not effectively connected with the non-U.S. holder's conduct of a trade or business within the United States will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty).

        Non-U.S. holders will be entitled to a reduction in or an exemption from withholding on dividends as a result of either (a) an applicable income tax treaty or (b) the non-U.S. holder holding our common stock in connection with the conduct of a trade or business within the United States and dividends being paid in connection with that trade or business. To claim such a reduction in or exemption from withholding, the non-U.S. holder must provide the applicable withholding agent with a properly executed (a) IRS Form W-8BEN claiming an exemption from or reduction of the withholding tax under the benefit of an income tax treaty between the United States and the country in which the non-U.S. holder resides or is established, or (b) IRS Form W-8ECI stating that the dividends are not subject to withholding tax because they are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States, as may be applicable. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

        Subject to the discussion below on backup withholding and foreign accounts, if dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), then, although exempt from U.S. federal withholding tax (provided the non-U.S. holder provides appropriate certification, as described above), the non-U.S. holder will be subject to U.S. federal income tax on such dividends on a net income basis at the regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

  Sale or Other Taxable Disposition

        Subject to the discussions below on backup withholding and foreign accounts, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

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  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

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  the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

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  our common stock constitutes a U.S. real property interest ("USRPI") within the meaning of the Foreign Investment in Real Property Tax Act ("FIRPTA") by reason of our status as a U.S. real property holding corporation (a "USRPHC") for U.S. federal income tax purposes.

        Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

        A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States) provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

        With respect to the third bullet point above, due to our holdings in U.S. real property interests, we believe we currently are, and will continue to remain being for the foreseeable future, a USRPHC. In general, a U.S. corporation is classified as a USRPHC if the fair market value of its interests in U.S. real property equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus any other assets used or held for use in its trade or business. However, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to U.S. federal income tax if such class of stock is "regularly traded," as defined by applicable Treasury Regulations, on an established securities market (such as the New York Stock Exchange), and such non-U.S. holder owned, actually or constructively, 5% or less of such class of our stock throughout the shorter of the five-year period ending on the date of the sale or other disposition or the non-U.S.

holder's holding period for such stock. Non-U.S. holders should consult their own tax advisors concerning the consequences of disposing of shares of our common stock, including the application of the USRPHC rules to their particular situation.

        If gain on the sale or other taxable disposition of our common stock were subject to taxation under FIRPTA as a sale of a USRPI, the non-U.S. holder would be subject to regular U.S. federal income tax with respect to such gain generally in the same manner as a taxable U.S. person and would be required to file a U.S. federal income tax return. In addition, a 10% withholding tax could apply to the gross proceeds from a sale or other taxable disposition of our common stock by a non-U.S. holder and any distribution in excess of our current and accumulated earnings and profits, unless an exception applies.

        Non-U.S. holders should consult their own tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

  Information Reporting and Backup Withholding

        Subject to the discussion below on foreign accounts, a non-U.S. holder will not be subject to backup withholding with respect to payments of dividends on our common stock we make to the non-U.S. holder, provided the applicable withholding agent does not have actual knowledge or reason to know such holder is a U.S. person and the holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or other applicable certification. However, information returns will be filed with the IRS in connection with any dividends on our common stock paid to the non-U.S. holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

        Information reporting and backup withholding may apply to the proceeds of a sale of our common stock within the United States, and information reporting may (although backup withholding generally will not) apply to the proceeds of a sale of our common stock outside the United States conducted through certain U.S.-related financial intermediaries, in each case, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder on IRS Form W-8BEN or other applicable form (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or such owner otherwise establishes an exemption.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

  Additional Withholding Tax on Payments Made to Foreign Accounts

        Withholding taxes may be imposed under the Foreign Account Tax Compliance Act ("FATCA") on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain "specified United States persons" or "United States-owned foreign entities" (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

        Under the applicable Treasury Regulations, withholding under FATCA generally will apply to payments of dividends on our common stock made on or after January 1, 2014 and to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2017.

        Prospective investors should consult their own tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

 UNDERWRITING

        Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Zelman Partners LLC
FBR Capital Markets & Co.

Total

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters' option to purchase additional shares of our common stock (described below)) if they purchase any of the shares.

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $            per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us and the selling stockholders that the underwriters do not intend to make sales to discretionary accounts.

        If the underwriters sell more shares than the total number set forth in the table above, certain selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                        additional shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

        We and our officers and directors have agreed that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Our other stockholders have agreed that, subject to certain exceptions, they will not, without the prior written consent of Citigroup, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock for a period of (a) 120 days with respect to 20% of their holdings, provided that, until 180 days after the date of this offering, they are sold in an underwritten registered offering, (b) 180 days with respect to an additional 40% of their holdings, and (c) 240 days with respect to the remaining 40% of their holdings, in each case, after the date of this prospectus. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

        Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations among us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly-traded companies considered comparable to our Company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

        We intend to have our common stock listed on the New York Stock Exchange under the symbol "WCIC."

        The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

Paid by the Selling Stockholders
Paid by WCI Communities, Inc.
		No Exercise	Full Exercise
Per share	$	$	$
Total	$	$	$

        We estimate that our portion of the total expenses of this offering will be $            . The underwriters have agreed to reimburse us for certain of our expenses associated with this offering.

        In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters' option to purchase additional shares, and stabilizing purchases.

  •
  Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

  •
  "Covered" short sales are sales of shares in an amount up to the number of shares represented by the underwriters' option to purchase additional shares of our common stock.

  •
  "Naked" short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters' option to purchase additional shares of our common stock.

  •
  Covering transactions involve purchases of shares either pursuant to the underwriters' option to purchase additional shares of our common stock or in the open market in order to cover short positions.

  •
  To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  To close a covered short position, the underwriters must purchase shares in the open market or must exercise the underwriters' option to purchase additional shares of our common stock. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters' option to purchase additional shares of our common stock.

  •
  Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

        Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

        The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain underwriters in this offering may hold a portion of our 2017 Senior Secured Term Notes. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

        Solebury Capital LLC ("Solebury"), a FINRA member, is acting as our financial advisor in connection with the offering. We expect to pay Solebury, upon the successful completion of this offering, a fee of $350,000 for its services, and, in our discretion, may pay Solebury an additional incentive fee of up to $50,000. We have also agreed to reimburse Solebury for certain expenses incurred in connection with the engagement of up to $25,000. Solebury is not acting as an underwriter and will not sell or offer to sell any securities and will not identify, solicit or engage directly with potential investors. In addition, Solebury will not underwrite or purchase any of the offered securities or otherwise participate in any such undertaking.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

        The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

        Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  used in connection with any offer for subscription or sale of the shares to the public in France.

        Such offers, sales and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Switzerland

        This prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations ("CO") and the shares will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to Prospective Investors in Hong Kong

        The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

        The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Australia

        No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia ("Corporations Act")) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission ("ASIC"). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

  (a)
  you confirm and warrant that you are either:

  (i)
  a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act;

  (ii)
  a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

  (iii)
  a person associated with the Company under section 708(12) of the Corporations Act; or

    (iv)
    a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

  (b)
  you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  •
  to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

  •
  where no consideration is or will be given for the transfer; or

  •
  where the transfer is by operation of law.

 LEGAL MATTERS

        Certain legal matters in connection with this offering, including the validity of the shares of our common stock offered hereby, will be passed upon for us by Latham & Watkins LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Proskauer Rose LLP, New York, New York.

EXPERTS

        The consolidated financial statements of WCI Communities, Inc. at December 31, 2012, and for the year then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firms as experts in accounting and auditing.

        The consolidated financial statements as of December 31, 2011 and for the year then ended appearing in this prospectus and registration statement have been audited by McGladrey LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

        In March 2013, we engaged McGladrey LLP to conduct an audit under the Public Company Account Oversight Board ("PCAOB") standards of our consolidated financial statements as of and for the year ended December 31, 2011 because Ernst & Young LLP had performed tax provision assistance services for us relating to that period. These services were allowable under the Amercian Institute of Certified Public Accountants independence standards, but are not consistent with the independence rules of the SEC.

        As a result, we engaged McGladrey LLP to audit our 2011 consolidated finanical statements under the PCAOB standards. Ernst & Young LLP, which did not provide any tax provision services related to our 2012 consolidated financial statements or any other services that are inconsistent with the independence rules of the SEC, was engaged to conduct the audit of our consolidated financial statements as of and for the year ended December 31, 2012 under the PCAOB standards.

        Unless otherwise indicated, substantially all statistical and economic market data included in this prospectus, and in particular in the sections entitled "Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Housing Market Overview" and "Business," is derived from market information prepared for us by JBREC, a nationally recognized independent research provider and consulting firm, and is included in this prospectus in reliance on JBREC's authority as an expert in such matters. We have paid JBREC a fee of $24,500 for its services, plus an amount charged at an hourly rate for additional information we may require from JBREC from time to time in connection with its services.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock being offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. Some items included in the registration statement are omitted from the prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered in this prospectus, we refer you to the registration statement and the accompanying exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

        A copy of the registration statement and the accompanying exhibits and any other document we file may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from this office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are available to the public from the SEC's website at www.sec.gov.

        Upon the completion of this offering, we will be subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we will file proxy statements, periodic information and other information with the SEC. All documents filed with the SEC are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.wcicommunities.com. You may access our reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
WCI Communities, Inc.

        We have audited the accompanying consolidated balance sheet of WCI Communities, Inc. and subsidiaries (the Company) as of December 31, 2012, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of WCI Communities, Inc. at December 31, 2012 and the consolidated results of its operations and its cash flows for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Miami, Florida
April 18, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
WCI Communities, Inc.

        We have audited the accompanying consolidated balance sheet of WCI Communities, Inc. and subsidiaries as of December 31, 2011 and the related consolidated statement of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WCI Communities, Inc. as of December 31, 2011, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP

West Palm Beach, Florida
April 18, 2013

WCI Communities, Inc.

Consolidated Balance Sheets

(In Thousands, Except Share Amounts)

	December 31,
	2012	2011
Assets
Cash and cash equivalents	$81,094	$43,350
Restricted cash	10,875	20,809
Notes and accounts receivable	5,672	6,076
Real estate inventories	183,168	158,332
Property and equipment, net	24,313	26,795
Other assets	17,789	19,680
Assets of discontinued operations	—	6,316
Income tax receivable	16,831	16,132
Goodwill	7,520	7,520

Total assets	$347,262	$305,010

Liabilities and Equity
Accounts payable and other liabilities	$40,007	$33,803
Unrecognized tax benefit	—	50,498
Customer deposits	15,921	10,807
Liabilities of discontinued operations	—	1,758
Senior secured term notes	122,729	—
Senior subordinated secured term loan	—	139,584

	178,657	236,450

Commitments and contingencies (Note 15)
WCI Communities, Inc. shareholders' equity:
Preferred stock, $.01 par value; 20,000 shares authorized,
Series A $.01 par value; 10,000 shares issued and outstanding at December 31, 2012 and 2011	—	—
Series B $.01 par value; 1 share issued and outstanding at December 31, 2012 and 2011	—	—
Common stock, $.01 par value; 1,980,000 shares authorized,
1,754,581shares issued and 1,751,956 shares outstanding at December 31, 2012; 966,783 shares issued and 964,848 shares outstanding at December 31, 2011	18	10
Additional paid-in capital	203,996	154,552
Accumulated deficit	(37,664)	(88,487)
Treasury stock, at cost, 2,625 and 1,935 shares at December 31, 2012 and 2011, respectively	(196)	(155)

Total WCI Communities, Inc. shareholders' equity	166,154	65,920
Noncontrolling interest in consolidated joint ventures	2,451	2,640

Total equity	168,605	68,560

Total liabilities and equity	$347,262	$305,010

See accompanying notes to consolidated financial statements.

WCI Communities, Inc.

Consolidated Statements of Operations

(In Thousands, except per share amounts)

	Year Ended December 31,
	2012	2011
Revenues
Homebuilding	$146,926	$57,101
Real estate services	73,070	68,185
Amenities	21,012	18,986

Total revenues	241,008	144,272

Cost of Sales
Homebuilding	100,786	51,013
Real estate services	71,675	68,209
Amenities	24,254	22,510
Asset impairments	—	11,422

Total cost of sales	196,715	153,154

Gross margin	44,293	(8,882)

Other income	(7,493)	(2,294)
Selling, general, and administrative	32,129	30,911
Interest expense	6,978	16,954
Expenses related to early repayment of debt	16,984	—

	48,598	45,571

Loss from continuing operations before income taxes	(4,305)	(54,453)
Income tax benefit from continuing operations	52,233	6,140

Income (loss) from continuing operations	47,928	(48,313)
Income from discontinued operations, net of tax	118	1,477
Gain on sale of discontinued operations, net of tax	2,588	511

Net income (loss)	50,634	(46,325)
Net (loss) income from continuing operations attributable to noncontrolling interests	(189)	68
Net income from discontinued operations attributable to noncontrolling interests	—	732

Net income (loss) attributable to WCI Communities, Inc.	$50,823	$(47,125)

Basic earnings (loss) per share of WCI Communities, Inc.:
Continuing operations	$34.32	$(50.45)
Discontinued operations	1.93	1.31

Earnings (loss) per share	$36.25	$(49.14)

Diluted earnings (loss) per share of WCI Communities, Inc.:
Continuing operations	$34.15	$(50.45)
Discontinued operations	1.92	1.31

Earnings (loss) per share	$36.07	$(49.14)

Weighted average number of shares of common stock outstanding:
Basic	1,402	959
Diluted	1,409	959
Net income (loss) attributable to WCI Communities, Inc.:
Income (loss) from continuing operations	$48,117	$(48,381)
Income from discontinued operations	2,706	1,256

Net income (loss)	$50,823	$(47,125)

See accompanying notes to consolidated financial statements.

WCI Communities, Inc.
Consolidated Statements of Shareholders' Equity
(In Thousands)

	Preferred Stock A		Preferred Stock B		Common Stock
							Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Noncontrolling Interests
	Shares	Amount	Shares	Amount	Shares	Amount					Total
Balance at December 31, 2010	10	$—	—	$—	958	$10	$153,731	$(41,362)	$(112)	$13,904	$126,171
Stock-based compensation	—	—	—	—	9	—	821	—	—	—	821
Purchase of treasury stock	—	—	—	—	—	—	—	—	(43)	—	(43)
Effect of deconsolidation for changes in ownership of previously consolidated entity	—	—	—	—	—	—	—	—	—	(9,843)	(9,843)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	(2,221)	(2,221)
Net (loss) income	—	—	—	—	—	—	—	(47,125)	—	800	(46,325)

Balance at December 31, 2011	10	—	—	—	967	10	154,552	(88,487)	(155)	2,640	68,560
Stock-based compensation	—	—	—	—	11	—	705	—	—	—	705
Purchase of treasury stock	—	—	—	—	—	—	—	—	(41)	—	(41)
Shares issued upon exercise of stock options	—	—	—	—	8	—	487	—	—	—	487
Issuance of common stock	—	—	—	—	769	8	48,252	—	—	—	48,260
Net income (loss)	—	—	—	—	—	—	—	50,823	—	(189)	50,634

Balance at December 31, 2012	10	$—	—	$—	1,755	$18	$203,996	$(37,664)	$(196)	$2,451	$168,605

See accompanying notes to consolidated financial statements.

WCI Communities, Inc.

Consolidated Statements of Cash Flows

(In Thousands)

	December 31,
	2012	2011
Operating activities
Net income (loss)	$50,634	$(46,325)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization of debt issuance costs	400	200
Amortization of debt discounts	1,545	1,811
Expenses related to early repayment of debt	16,984	—
Non-cash addition to senior subordinated secured term loan for PIK interest	6,930	15,129
Non-cash change in unrecognized tax benefit	(50,498)	—
Depreciation	2,000	2,936
Provision for bad debts	286	262
Gain on sale of discontinued operations	(4,265)	(835)
(Gain) loss on sale of property and equipment	(718)	89
Decrease in deferred income tax	—	(8,509)
Stock-based compensation expense	705	821
Asset impairments	—	11,422
Changes in assets and liabilities:
Restricted cash	9,935	(2,526)
Notes and accounts receivable	265	(1,236)
Real estate inventories	(23,452)	743
Other assets	1,123	2,243
Income tax receivable	(699)	2,223
Accounts payable and other liabilities	5,742	(5,436)
Customer deposits	5,097	7,267

Net cash provided by (used in) operating activities	22,014	(19,721)

Investing activities
Distributions of capital from unconsolidated joint venture	1,939	—
Additions to property and equipment	(1,077)	(1,323)
Proceeds from the sale of property and equipment	674	—
Proceeds from the sale of discontinued operations	10,069	15,322

Net cash provided by investing activities	11,605	13,999

Financing activities
Repayment on senior subordinated secured term loan	(162,412)	(150)
Debt issuance costs	(3,495)	—
Payments on community development district obligations	(1,174)	(683)
Proceeds from the issuance of common stock	48,260	—
Proceeds from the exercise of stock options	487	—
Proceeds from the issuance of senior secured term notes	122,500	—
Purchase of treasury stock	(41)	(43)
Distributions to noncontrolling interests	—	(2,221)

Net cash provided by (used in) financing activities	4,125	(3,097)

Net increase (decrease) in cash and cash equivalents	37,744	(8,819)
Cash and cash equivalents at beginning of period	43,350	52,169

Cash and cash equivalents at end of period	$81,094	$43,350

Supplemental disclosures of cash flow information
Interest paid	$6,528	$—

Supplemental cash flow information
Noncash transactions associated with deconsolidation of subsidiary:
Accounts receivable and other assets	$—	$561
Property and equipments	—	20,807
Payables and other liabilities	—	2,368
Noncontrolling interests in consolidated subsidiary	—	9,843
Noncash transactions associated with community development district obligations:
Real estate inventories	$(1,492)	$(592)

See accompanying notes to consolidated financial statements.

WCI COMMUNITIES, INC.

Notes to Consolidated Financial Statements

December 31, 2012

1. Organization and Description of the Business

        WCI Communities, Inc. (the Company) is a lifestyle community developer and luxury homebuilder in several of Florida's coastal markets. Our business is organized into three operating segments: homebuilding, real estate services, and amenities. Our homebuilding operations design, sell, and build single- and multi-family homes targeting move-up, second-home, and active adult buyers. Our real estate service businesses include real estate brokerage and title services. Our amenities operations own and operate golf courses and country clubs, marinas and resort-style amenity facilities within many of our communities.

        On August 4, 2008, WCI's predecessor company and certain subsidiaries (the Debtors) filed voluntary petitions for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the District of Delaware. The Debtors filed a joint plan of reorganization (Reorganization), which was declared effective on September 3, 2009, and the Debtors emerged from bankruptcy on that date. In conjunction with the emergence from bankruptcy, the Company was formed as a holding company that owns 100% of the equity in WCI Communities, LLC and WCI Communities Management, LLC.

2. Summary of Significant Accounting Policies

Basis of Presentation

        The accompanying financial statements have been prepared in accordance with United States generally accepted accounting principles (GAAP) as contained in the Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC).

        Unless the context otherwise requires, the terms "we", "us", "our", and "the Company" refer to the Company.

        The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and certain joint ventures, which are not variable interest entities (VIEs) as defined under ASC 810, Consolidation (ASC 810), but which the Company has the ability to exercise control. In accordance with ASC 323, Investments—Equity Method and Joint Ventures (ASC 323), the equity method of accounting is applied with respect to those investments in joint ventures which are not VIEs and the Company has either less than a controlling interest, substantive participating rights, or is not the primary beneficiary, as defined in ASC 810. All material intercompany balances and transactions are eliminated in consolidation. Subsequent events have been evaluated through the date the financial statements were issued (Note 20).

        The operations of the Company involve real estate development and sales, and it is not possible to precisely measure the operating cycle of the Company. The consolidated balance sheets of the Company have been prepared on an unclassified basis in accordance with real estate industry practice.

Use of Estimates

        The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could significantly differ from these estimates.

WCI COMMUNITIES, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

2. Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents and Concentration of Credit Risk

        We consider all highly liquid instruments with an original purchased maturity of three months or less as cash equivalents. At December 31, 2012 and 2011, cash and cash equivalents included $2.3 million and $0.2 million, respectively, of amounts in transit from title companies for transactions closed at or near year-end.

        At December 31, 2012 and 2011, substantially all of our cash balances were held on deposit with one financial institution. Consequently, if that financial institution failed to perform its duties under the terms of our depository agreements with them, we could incur a significant loss or have a lack of access to cash in our operating accounts.

Restricted Cash

        Restricted cash consists primarily of funds held in escrow accounts representing customer deposits restricted as to use and cash collateral in support of outstanding letters of credit. We receive cash earnest money deposits from our customers who enter into home sales contracts. We are restricted from using such deposits in construction unless we take measures to release state imposed restrictions on such deposits received from homebuyers, which may include posting escrow bonds. At December 31, 2012 and 2011, we had $11.4 million and $2.1 million, respectively, outstanding in escrow bonds used to release restrictions on customer deposits.

        Our restricted cash balance includes $6.4 million and $10.8 million in restricted cash related customer deposits at December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011, respectively, we had $4.5 million and $8.5 million of cash collateral posted in support of outstanding letters of credit. At December 31, 2011, we had $1.5 million of cash held in escrow related to a noncore asset sale.

Notes and Accounts Receivable

        Notes receivable are generated through the normal course of business and are related to amenity membership sales and land sales and are collateralized by liens on memberships and property sold. Accounts receivable are generated through the normal course of amenity and other business operations and are unsecured. We assess the collectibility of notes and accounts receivable and the need for an allowance for uncollectibility based upon specific review of the individual notes and receivables, collection history, and the number of days the accounts are delinquent. At December 31, 2012 and 2011, notes and accounts receivable are recorded net of an allowance for uncollectibility of $0.6 million and $0.5 million, respectively.

Real Estate Inventories and Capitalized Interest

        Real estate inventories consist of land and land improvements, homes under construction or completed and investments in amenities. Costs capitalized to land and land improvements primarily include: (1) land acquisition costs; (2) land development costs; (3) entitlement costs; (4) capitalized interest; (5) capitalized real estate taxes; (6) capitalized association deficit funding; and (7) indirect land development overhead costs. Land costs are transferred from land and land improvements to homes under construction or completed at the commencement of construction of the home.

WCI COMMUNITIES, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

2. Summary of Significant Accounting Policies (Continued)

Components of homes under construction or completed include: (1) land costs transferred from land and land improvements; (2) direct construction costs associated with the home; (3) engineering, permitting, and other fees; (4) capitalized interest; and (5) indirect construction overhead costs. Total land and common development costs are apportioned to each home, lot, amenity, or parcel on the relative sales value method, while site-specific development costs are allocated directly to the benefited land. Investments in amenities include costs associated with the construction of clubhouses, golf courses, marinas, tennis courts, and various other recreational facilities, which we intend to recover through equity membership and marina slip sales.

        All of our real estate inventories are reviewed for recoverability on a quarterly basis, as our inventory is considered "long-lived," in accordance with ASC 360, Property, Plant, and Equipment (ASC 360). Impairment charges are recorded to write down an asset to its estimated fair value if the undiscounted cash flows expected to be generated by the asset are lower than its carrying amount. Our determination of fair value is based on projections and estimates. Changes in these expectations may lead to a change in the outcome of our impairment analysis, and actual results may also differ from our assumptions. Each community or land parcel is evaluated individually. For those assets deemed to be impaired, the impairment recognized is measured as the amount by which the assets' carrying amount exceeds their fair value. Further discussion of asset impairments for the years ended December 31, 2012 and 2011, is included in Note 5.

        We construct amenities in conjunction with the development of certain planned communities and account for related costs in accordance with ASC 330, Inventories (ASC 330). Our amenities are transferred to common interest realty associations (CIRAs), sold as equity membership clubs, sold separately or retained and operated by us. The cost of amenities conveyed to a CIRA is classified as a common cost of the community and included in real estate inventories. This cost is allocated to cost of sales on the basis of the relative sales value of the homes sold. The cost of amenities sold as equity membership clubs are included in real estate inventories classified as investment in amenities (Note 3). Costs of amenities retained and operated by us are accounted for as property and equipment.

        In accordance with ASC 835, Interest (ASC 835), interest incurred relating to land under development and construction of homes is capitalized to real estate inventories during the active development period. For homes under construction, we include the underlying developed land costs and in-process homebuilding costs in our calculation of capitalized interest. Capitalization ceases upon substantial completion of each home, with the related interest capitalized being charged to cost of sales when the home is delivered.

        Interest incurred relating to the construction of amenities is capitalized to real estate inventories for equity membership clubs or property and equipment for clubs to be retained and operated by us. Interest capitalized to real estate inventories is charged to costs of sales as related homes, home sites, amenity memberships, and parcels are delivered. Interest capitalized to property and equipment is depreciated on the straight-line method over the estimated useful lives of the related assets.

Property and Equipment, net

        Property and equipment is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

WCI COMMUNITIES, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

2. Summary of Significant Accounting Policies (Continued)

        Included in our property and equipment are recreational amenity assets that are considered held and used. With respect to these assets, if events or changes in circumstances, such as a significant decline in membership or membership pricing, significant increases in operating costs, or changes in use, indicate that the carrying value may be impaired, an impairment analysis is performed in accordance with ASC 360. Our analysis consists of determining whether the asset's carrying amount will be recovered from its undiscounted estimated future cash flows, including estimated residual cash flows, such as the sale of the asset. These cash flows are estimated based on various assumptions that are subject to economic and market uncertainties, including, among others, demand for golf memberships, competition within the market, changes in membership pricing, and costs to operate each property. If the carrying amount of the asset exceeds the sum of its undiscounted future operating and residual cash flows, an impairment loss is recorded for the difference between estimated fair value of the asset and the net carrying amount. We estimate the fair value by using discounted cash flow analysis. There were no impairments recorded during the years ended December 31, 2012 and 2011, related to property and equipment, net.

        Expenditures for maintenance and repairs are charged to expense as incurred. Costs of major renewals and improvements, which extend useful lives, are capitalized.

Debt Issuance Costs

        At December 31, 2012 and 2011, deferred costs representing debt issuance costs totaled $2.5 million and $1.6 million, net of accumulated amortization of $0.3 million and $0.4 million, respectively, and are included in our consolidated balance sheets within other assets. The costs are amortized to interest expense using the straight-line method, which approximates the effective interest method.

        In accordance with ASC 470-50, Debt—Modifications and Extinguishments (ASC 470-50) the Company evaluated the terms of the Senior Secured Term Notes (Notes) to determine if they were substantially different from the Senior Subordinated Secured Term Loan (Term Loan). Based on the quantitative evaluation of the Notes, the transaction was considered a modification, and, as such, the lender fees paid associated with the Notes along with the prorated existing unamortized fees and costs associated with the Term Loan are being amortized over the remaining term of the Notes. Other third-party costs associated with the Notes were expensed (Note 12).

Assets of Discontinued Operations

        In accordance with ASC 360, the Company records assets of discontinued operations, primarily constructed amenity assets that were retained and operated by us, at the lower of the carrying value or fair value less costs to sell. Under ASC 360, the following criteria must be met for an asset to be classified as an asset held for sale:

  •
  Management has the authority and commits to a plan to sell the asset;

  •
  The asset is available for immediate sale in its present condition;

  •
  There is an active program to locate a buyer and the plan to sell the property has been initiated;

  •
  The sale of the asset is probable within one year;

WCI COMMUNITIES, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

2. Summary of Significant Accounting Policies (Continued)

  •
  The asset is being actively marketed at a reasonable sale price relative to its current fair value;

  •
  It is unlikely that the plan to sell will be withdrawn or that significant changes to the plan will be made.

        In determining the fair value of the assets less cost to sell, the Company considers such factors as current sales prices for comparable assets in the area, recent market analysis studies, appraisals, any recent legitimate offers, and listing prices of similar assets. If the estimated fair value less cost to sell of an asset is less than its current carrying value, the asset is written down to its estimated fair value less cost to sell.

        Due to uncertainties in the estimation process, it is reasonably possible that actual results could differ from the estimates used in our historical analyses. Our assumptions about sale prices require significant judgment because the current market is highly sensitive to changes in economic conditions. We calculated the estimated fair values of the assets based on current market conditions and assumptions made by management, which may differ materially from actual results and may result in additional impairments if market conditions continue to deteriorate.

Goodwill

        Goodwill represents the excess of the estimated fair value of our real estate services business over its tangible net assets. ASC 350, Intangibles—Goodwill and Other (ASC 350), provides guidance on accounting for intangible assets and eliminates the amortization of goodwill and certain identifiable intangible assets. Under the provisions of ASC 350, goodwill is tested for impairment annually. Evaluating goodwill for impairment is a two-step process that involves the determination of the fair value and the carrying value of our reporting units in which we have recorded goodwill. A reporting unit is a component of an operating segment for which discrete financial information is available and reviewed by our management on a regular basis. All of our goodwill is related to reporting units included in our Real Estate Services reportable segment. In 2012, we adopted FASB Accounting Standards Update 2011-08, Testing Goodwill for Impairment (ASU 2011-08), which gives an entity the option of performing a qualitative assessment before calculating the fair value of the reporting unit when testing goodwill for impairment. If the fair value of the reporting unit is determined, based on qualitative factors, to be "more-likely-than-not" less than the carrying amount of the reporting unit, then entity is required to perform the two-step goodwill impairment test.

        Inherent in the determination of the fair value of a reporting unit are certain estimates and judgments, including the interpretation of current economic indicators and market valuations, as well as our strategic plans with regard to our operations. We typically use a revenue or income approach to determine the fair value of our reporting units when performing our impairment test of goodwill. The income approach establishes fair value by methods which discount or capitalize revenues, earnings, and/or cash flow by a discount or capitalization rate that reflects market rate of return expectations, market conditions, and the risk of the relative investment. If the fair value of the reporting unit is less than its carrying value, then the second step of the impairment test is performed to measure the amount of any impairment loss. The impairment loss is determined by comparing the implied fair value of goodwill to the carrying value of goodwill. The implied fair value of goodwill represents the excess of the fair value of the reporting unit over amounts assigned to its net assets.

WCI COMMUNITIES, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

2. Summary of Significant Accounting Policies (Continued)

        We review goodwill annually (or whenever qualitative indicators of impairment exist) for impairment. There was no goodwill impairment recorded during the years ended December 31, 2012 and 2011.

Warranty Reserves

        We generally provide our single- and multi-family homebuyers with a one-to-three-year limited warranty, respectively, for all material and labor and a 10-year warranty for certain structural defects. Warranty reserves have been established by charging cost of sales and crediting a warranty liability for each home delivered. The amounts charged are estimated by management to be adequate to cover expected warranty-related costs under all unexpired warranty obligation periods. Our warranty reserves are based upon historical warranty cost experience and are adjusted as appropriate to reflect qualitative risks associated with the homes constructed (Note 11).

Customer Deposits

        Customer deposits represent amounts received from customers under real estate and amenity sales contracts.

Revenue and Profit Recognition

        Homebuilding revenues and related profits are recognized in accordance with ASC 360 at the time of delivery under the full accrual method for single- and multi-family homes. Under the full accrual method, revenues and related profits are recognized when collectibility of the sales price is reasonably assured and the earnings process is substantially complete. When a sale does not meet the requirements for income recognition, profit is deferred until such requirements are met and the related sold inventory is classified as completed inventory.

        Real estate services revenues include real estate brokerage and title services operations. Real estate brokerage and title service revenues are recognized upon closing of a sales contract.

        Revenues from amenity operations include the sale of equity memberships and marina slips, nonequity memberships, billed membership dues, and fees for services provided. Equity memberships entitle buyers to a future ownership interest in the amenity facility upon turnover of the club to the membership in addition to the right to use the facilities in accordance with the terms of the membership agreement. Nonequity memberships only entitle buyers the right to use the amenity facilities in accordance with the terms of membership agreement. Equity membership and marina slip sales are recognized at the time of closing. Equity membership sales and the related cost of sales are initially recorded under the deposit or cost recovery method. Revenue recognition for each equity club program is reevaluated on a periodic basis based upon changes in circumstances. If we can demonstrate that it is likely we will recover proceeds in excess of remaining carrying value and no material contingencies exist, such as a developer rescission clause, the full accrual method is then applied. Nonrefundable nonequity memberships entitle buyers the right to use the respective amenity facility over its useful life and are sold separately from homes within our communities. Nonequity membership initiation fees are deferred and amortized to amenities revenues over 20 years, representing the membership period, which is based on the estimated average depreciable life of the amenity facilities.

WCI COMMUNITIES, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

2. Summary of Significant Accounting Policies (Continued)

This treatment most closely matches revenues with the expenses of operating the club over the membership period. Both equity and nonequity memberships require members to pay membership dues that are billed in advance on either an annual or quarterly basis and are recorded as deferred revenue and then recognized as revenue ratably over the term of the membership period. Revenues for services are recorded when the service is provided.

        Revenues and related profits from land sales, which are included in homebuilding revenues on the accompanying consolidated statements of operations, are recognized at the time of closing. Revenues and related profits are recognized in full when collectibility of the sales price is reasonably assured and the earnings process is substantially complete. When a sale does not meet the requirements for income recognition, profit is deferred under the deposit method and the related inventory is classified as completed inventory. The deferred income is recognized as our involvement is completed.

        Sales incentives, such as reductions in listed sales prices of homes, golf club memberships, and marina slips, are classified as a reduction of revenue. Sales incentives, such as free products or services, are classified as cost of sales.

Home Cost of Sales

        Cost of home deliveries includes direct home construction costs, land acquisition, land development, and related costs, both incurred and estimated to be incurred, warranty costs, closing costs, development period interest, and common costs. We use the specific-identification method for the purpose of accumulating home construction costs. Land acquisition and land development are allocated to each lot within a subdivision based upon relative fair value of the lots prior to home construction. We record all home cost of sales when a home is delivered on a house-by-house basis.

Real Estate Brokerage Cost of Sales

        Real estate brokerage revenue primarily consists of the gross commission income received by the Company on real estate transactions for which we acted as the broker. The Company pays a portion of the commission received to the independent real estate agents that are contracted with our real estate brokerage operations. These commissions are a direct cost of real estate brokerage revenue and are included in Real Estate Services cost of sales in the consolidated statement of operations.

Income Taxes

        We account for income taxes in accordance with ASC 740, Income Taxes (ASC 740), which requires recognition of income tax currently payable, as well as deferred tax assets and liabilities resulting from temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. ASC 740 requires that companies assess whether valuation allowances should be established based on the consideration of all available evidence using a "more-likely-than-not" standard. We assess our deferred tax assets annually to determine if valuation allowances are required.

        ASC 740 defines the methodology for recognizing the benefits of tax return positions as well as guidance regarding the measurement of the resulting tax benefits. This requires an enterprise to recognize the financial statement effects of a tax position when it is more likely than not (defined as a

WCI COMMUNITIES, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

2. Summary of Significant Accounting Policies (Continued)

likelihood of more than 50%), based on the technical merits, that the position will be sustained upon examination. In addition, it provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The evaluation of whether a tax position meets the more-likely-than-not recognition threshold requires a substantial degree of judgment by management based on the individual facts and circumstances. Actual results could differ from these estimates.

Advertising Costs

        Advertising costs consists primarily of television, radio, newspaper, direct mail, billboard, brochures, and other media advertising programs. We expense advertising costs as incurred to selling, general, and administrative costs. Tangible advertising costs, such as architectural models and visual displays, are capitalized to real estate inventories. Advertising expense was approximately $3.2 million and $2.1 million for the years ended December 31, 2012 and 2011, respectively.

Earnings (Loss) Per Share

        We compute basic earnings (loss) per share by dividing net earnings (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share gives effect to the potential dilution that could occur if securities or contracts to issue common stock that are dilutive were exercised or converted into common stock or resulted in the issuance of common stock that then shared in our earnings. In periods of net losses, no dilution is computed.

Stock-Based Compensation

        We account for share-based awards in accordance with ASC 718, Compensation—Stock Compensation (ASC 718). ASC 718 requires that the cost from all share-based payment transactions be recognized in the financial statements. ASC 718 requires all entities to apply a fair-value based measurement in accounting for share-based payment transactions with employees and nonemployees.

Employee Benefit Plan

        Company employees who meet certain requirements as to service are eligible to participate in our 401(k) benefit plan. The Company matches an amount equal to 25% of the first 6% of each participant's elected deferrals during the year. The Company's 401(k) match was $0.2 million for the years ended December 31, 2012 and 2011.

Recently Issued Accounting Pronouncements

        In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Fair Value Measurement (ASU 2011-04), which amends ASC 820, Fair Value Measurements and Disclosures (ASC 820), to clarify existing guidance and minimize differences between U.S. GAAP and International Financial Reporting Standards (IFRS). ASU 2011-04 requires entities to provide information about valuation techniques and unobservable inputs used in Level 3 fair value measurements and provide a narrative description of the sensitivity of Level 3 measurements to changes in unobservable inputs. ASU 2011-04 was adopted for our year beginning January 1, 2012, and did not have a material impact on our financial statements.

WCI COMMUNITIES, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

2. Summary of Significant Accounting Policies (Continued)

        In September 2011, the FASB issued Accounting Standards Update 2011-08, Testing Goodwill for Impairment (ASU 2011-08), which amends the guidance in ASC 350. Under ASU 2011-08, entities have the option of performing a qualitative assessment before calculating the fair value of the reporting unit when testing goodwill for impairment. If the fair value of the reporting unit is determined, based on qualitative factors, to be "more-likely-than-not" less than the carrying amount of the reporting unit, then entities are required to perform the two-step goodwill impairment test. ASU 2011-08 was adopted for our year beginning January 1, 2012, and did not have a material impact on our financial statements.

3. Real Estate Inventories and Capitalized Interest

        Real estate inventories consist of the following:

	December 31,
	2012	2011
	(In Thousands)
Land and land improvements held for development or sale	$140,048	$133,238
Work in progress	18,943	8,488
Completed inventories	15,005	7,341
Investments in amenities	9,172	9,265

Total real estate inventories	$183,168	$158,332

        Work in progress includes homes and related home site costs in various stages of construction. Completed inventories consist of model homes and related home site costs used to facilitate sales and homes with certificates of occupancy. The carrying value of land and land improvements held for sale was $1.8 million and $6.0 million as of December 31, 2012 and 2011, respectively.

        Capitalized interest is summarized as follows:

	Year Ended December 31,
	2012	2011
	(In Thousands)
Capitalized interest, beginning of year	$1,014	$741
Interest incurred	16,227	18,215
Interest expensed	(6,978)	(16,954)
Interest charged to cost of sales	(2,304)	(988)

Capitalized interest, end of year	$7,959	$1,014

WCI COMMUNITIES, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

4. Property and Equipment, net

        Property and equipment, net consists of the following:

		December 31,
	Estimated Useful Life (In Years)
		2012	2011
		(In Thousands)
Land and improvements	10 to 15	$13,922	$13,848
Buildings and improvements	5 to 40	14,100	15,483
Furniture, fixtures, and equipment	2 to 15	4,757	4,129

		32,779	33,460
Less accumulated depreciation		(8,466)	(6,665)

Property and equipment, net		$24,313	$26,795

        Amenities assets included in property and equipment, net, above were $22.2 million and $24.6 million as of December 31, 2012 and 2011, respectively.

5. Asset Impairments

        In accordance with ASC 360, our inventories and other long-lived assets are carried at cost unless events and circumstances indicate that the carrying value of the underlying subdivision may not be recoverable. Due to the continued economic changes within the homebuilding and real estate industry, certain of our inventories and other long-lived assets were tested for impairment. The projected cash flows used to evaluate the fair value of inventory were impacted by changes in market conditions, including decreased sales prices, changes in absorption estimates, and market demand, which led to impairments in certain real estate assets during the year ended December 31, 2011. During the year ended December 31, 2011, impairment charges of $11.4 million were recorded on six land parcels and three amenities assets resulting in an aggregate fair value after impairment charges of $17.6 million. There were no impairments during the year ended December 31, 2012.

        The following table quantifies our impairments for each of our asset components:

	December 31,
	2012	2011
	(In Thousands)
Land held for sale	$—	$9,966
Investments in amenities	—	1,456

Total asset impairments	$—	$11,422

        In the event that market conditions or the Company's operations were to deteriorate in the future, additional impairments may be necessary and could be significant.

WCI COMMUNITIES, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

6. Other Assets

        Other assets consist of the following:

	December 31,
	2012	2011
	(In Thousands)
Prepaid expenses	$3,640	$3,910
Cash held by community development districts	3,518	4,780
Cash deposits for letters of credit and surety bonds	3,857	4,177
Debt issuance costs	2,282	1,202
Investment in unconsolidated joint ventures	700	2,631
Other	3,792	2,980

	$17,789	$19,680

7. Investments in Unconsolidated Joint Ventures

        Investments in unconsolidated joint ventures, which are not considered VIEs, represent our ownership interest in real estate development and mortgage lending services and are accounted for under the equity method, in accordance with ASC 323, when we have less than a controlling interest and significant influence, or are not the primary beneficiary, as defined in ASC 810. While we have a 51% ownership in Pelican Landing Timeshare Ventures, the noncontrolling interest has substantive participating rights relating to operating decisions of the venture and therefore, we account for our investment under the equity method. At December 31, 2012 and 2011, our investments in unconsolidated joint ventures consisted of the following:

Name of Joint Venture	Description	Percentage of Ownership
Pelican Landing Timeshares Ventures (Pelican Landing)	Multi-family timeshare units—Bonita Springs, Florida	51.0%
Florida Home Finance Group LLC (FHFG)	Mortgage banking operations	49.9%

        In conjunction with our Reorganization in 2009, and in accordance with ASC 852, Reorganizations (ASC 852), we recorded our investments in unconsolidated subsidiaries at fair value, which resulted in our carrying value in Pelican Landing being written down to $0 and our carrying value in FHFG being increased by approximately $2.0 million. These fair values were determined primarily using a discounted cash flow model to value the underling net assets of the respective joint ventures. The Company records its investments in unconsolidated joint ventures in other assets in the accompanying consolidated balance sheets (Note 6).

        The Company's equity in earnings from unconsolidated joint ventures was $0.3 million and $0.4 million for the years ended December 31, 2012 and 2011, respectively, and is recorded in other income in the accompanying consolidated statements of operations.

WCI COMMUNITIES, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

7. Investments in Unconsolidated Joint Ventures (Continued)

        Our share of net earnings or losses is based upon our ownership interest. Pelican Landing incurred net losses for the years 2010 through 2012; therefore, in accordance with ASC 323, we have discontinued applying the equity method for our share of the net losses, as Pelican Landing's return to profitability is not assured. We may be required to make additional cash contributions to the joint ventures to avoid the loss of all or a portion of our interest in such ventures. Although our joint ventures do not have outstanding debt, the partners may agree to incur debt to fund partnership and joint operations in the future.

        The basis differences between the carrying value of our investments in each joint venture and the respective equity in the joint venture is primarily attributable to the discontinuation of the equity method for Pelican Landing and the fair value adjustments discussed above. At December 31, 2012 and 2011, our investment basis in the joint ventures is less than our ownership share of the capital on the partnerships' books by $6.1 million and $4.4 million, respectively.

        In December 2012, we received a distribution of capital of $1.9 million from our FHFG partner related to the dissolution of the FHFG joint venture, which is expected to be completed during 2013. We recorded such payment as a reduction in our carrying value of FHFG.

        Aggregate condensed financial information of our unconsolidated joint ventures is summarized as follows:

	December 31,
	2012	2011
	(In Thousands)
Assets
Real estate investments	$5,285	$4,747
Other assets	10,535	14,930

Total assets	$15,820	$19,677

Liabilities and partners' capital
Total liabilities	$2,474	$5,868
Capital—other partners	6,553	6,780
Capital—the Company	6,793	7,029

Total liabilities and partners' capital	$15,820	$19,677

	Year Ended December 31,
	2012	2011
	(In Thousands)
Combined results of operations
Revenues	$5,967	$5,711

Net loss	$(630)	$(2,668)

WCI COMMUNITIES, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

8. Discontinued Operations

        Under ASC 205-20, Discontinued Operations (ASC 205-20), our retained and operated amenities classified as assets held for sale qualify as discontinued operations and the respective results of operations are required to be reported separately from continuing operations. Accordingly, we have reported the results of operations, including any gain (loss) on sale, of our discontinued operations, in the accompanying consolidated statements of operations.

        In May 2012, we sold a sports amenity club for $5.5 million (excluding closing costs) and recorded a pretax profit of $2.3 million. In August 2012, we sold a sports amenity club for $5.9 million and recorded a pretax profit of $2.0 million.

        In September 2011, the Company sold its 51% investment in a golf amenity club for $11.0 million (excluding closing costs) and recorded a pretax gain of $0.81 million. In November 2011, the Company sold a golf amenity club for $4.8 million (excluding closing costs) and recorded a pretax gain of $0.03 million.

        The following summarizes the assets and liabilities of property held for sale in the accompanying consolidated balance sheets:

	December 31,
	2012	2011
	(In Thousands)
Notes and accounts receivable, net of allowance of $0 and $451, respectively	$—	$146
Property and equipment, net	—	6,077
Other assets	—	93

Total assets of discontinued operations	$—	$6,316

Accounts payable and other liabilities	$—	$1,741
Customer deposits	—	17

Total liabilities of discontinued operations	$—	$1,758

        The results from discontinued operations were as follows:

	Year Ended December 31,
	2012	2011
	(In Thousands)
Revenue	$2,177	$13,931
Income from discontinued operations	195	2,412
Gain on sale of facility	4,265	835
Income tax expense	(1,754)	(1,259)
Net gain from discontinued operations	2,706	1,988

WCI COMMUNITIES, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

9. Accounts Payable and Other Liabilities

        Accounts payable and other liabilities consist of the following:

	December 31,
	2012	2011
	(In Thousands)
Accounts payable	$14,630	$10,220
Community development district obligations (Note 10)	9,680	10,681
Deferred income	7,114	6,644
Warranty reserve (Note 11)	1,077	840
Accrued interest	676	36
Other	6,830	5,382

	$40,007	$33,803

10. Community Development District Obligations

        In connection with the development of certain of our communities, community development or improvement districts may utilize bond financing to fund construction or acquisition of certain on-site and off-site infrastructure improvements, near or at these communities. We utilize two primary types of bonds issued by the district, type "A" or "B," which are used to reimburse us for construction or acquisition of certain infrastructure improvements. The "A" bond is the portion of a bond offering that is ultimately intended to be assumed by the end-user and the "B" bond is our obligation. The obligation to pay principal and interest on the bonds issued by the districts is assigned to each parcel within the district. If the owner of the parcel does not pay this obligation, a lien is placed on the property to secure the unpaid obligation. The bonds, including interest and redemption premiums, if any, and the associated lien on the property are typically payable, secured, and satisfied by revenues, fees, or assessments levied on the property benefited. The amount of community development district and improvement district bond obligations issued and outstanding with respect to our communities totaled $35.2 million and $38.5 million at December 31, 2012 and 2011, respectively. Bond obligations at December 31, 2012, mature from 2014 to 2034. As of December 31, 2012 and 2011, we have recorded in accounts payable and other liabilities $9.7 million and $10.7 million, net of debt discounts of approximately $2.3 million and $4.0 million, respectively, which represents the estimated amount of bond obligations that we may be required to pay.

        The districts raise the money to make the principal and interest payments on the bonds by imposing assessments and user fees on the properties benefited by the improvements from the bond offerings. We pay a portion of the revenues, fees, and assessments levied by the districts on the properties we own that are benefited by the improvements. We may also agree to pay down a specified portion of the bonds at the time of each unit or parcel closing.

        We have $3.5 million and $4.8 million of cash held by community development districts included in other assets on the accompanying consolidated balance sheets at December 31, 2012 and 2011, respectively (Note 6). This cash represents our proportion of the "A" bonds' funds, which are not fixed and determinable developer obligations and do not have a right of setoff on our district obligations.

WCI COMMUNITIES, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

10. Community Development District Obligations (Continued)

        We record a liability related to the "A" bonds for the estimated developer obligations that are probable and estimable and user fees that are required to be paid or transferred at the time the parcel or unit is sold to an end user. We reduce this liability by the corresponding assessment assumed by property purchasers and the amounts paid by us at the time of closing and the transfer of the property. We record a liability related to the "B" bonds, net of cash held by the districts that may be used to reduce our district obligations, for the full amount of the developer obligations that are fixed and determinable and user fees that are required to be paid at the time the parcel or unit is sold to an end user. We reduce this liability by the corresponding assessments paid by us at the time of closing of the property.

11. Warranty Reserves

        The following table presents the activity related to our warranty reserves, which are included in accounts payable and other liabilities:

	Year Ended December 31,
	2012	2011
	(In Thousands)
Warranty reserves, beginning of the year	$840	$559
Additions to reserves for new home deliveries(1)	733	234
Warranty costs paid	(379)	(443)
Adjustments related to pre-existing reserves(1)(2)	(117)	490

Warranty reserves, end of year	$1,077	$840

(1)
The net effect of $616 and $724 for the years ended December 31, 2012 and 2011, respectively, are included in homebuilding cost of sales on the accompanying consolidated statements of operations.

(2)
Adjustments related to pre-existing reserves relate to changes in our anticipated warranty payments on previously delivered homes. During the year ended December 31, 2011, we experienced higher than anticipated warranty costs in several of our close-out communities outside of Florida resulting in us increasing our warranty reserve by an additional $0.5 million. During the year ended December 31, 2012, greater focus and controls over warranty costs and better quality controls and construction practices led to us reducing our warranty reserve by $0.1 million.

12. Debt Obligations

        On June 8, 2012, we issued $125.0 million in principal amount of Notes. The interest rate for the Notes is LIBOR plus 8.0%, subject to a 2.0% LIBOR floor, and is payable monthly in cash. The entire principal amount of the Notes mature in May 2017. All or a portion of the outstanding principal balance may be prepaid at any time prior to maturity based on the following prepayment premium schedule:

  •
  Year 1—102.0%

WCI COMMUNITIES, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

12. Debt Obligations (Continued)

  •
  Year 2—101.0%

  •
  Year 3 and thereafter—100.0%

        The Notes were issued at a discount price of 98.0%. As a result, we received $122.5 million in proceeds, which, along with proceeds we received from our equity offering (Note 16), were used to pay off our existing $150.0 million Term Loan with an outstanding principal balance of $162.4 million, including capitalized interest. The debt discount of $2.5 million is being amortized over the term of the Notes using the effective-interest method. The Company recorded debt issuance costs of $2.5 million in connection with the Notes, which are included in other assets on the accompanying consolidated balance sheets. We wrote off unamortized debt issuance costs and discount totaling $17.0 million, which is recorded as expenses related to early repayment of debt in the accompanying consolidated statements of operations for the year ended December 31, 2012.

        The terms of the Notes permit us to incur additional borrowings of $25.0—$40.0 million in the form of a secured revolving credit facility and additional term loans in an aggregate amount of $25.0 million. The Notes rank senior to all unsecured debt obligations of the Company and are guaranteed by our subsidiaries, excluding subsidiaries in our real estate services business and our joint ventures.

        The Notes contain a requirement to maintain compliance with certain financial convenants which include (i) a minimum amount of shareholder equity, (ii) a minimum amount of liquidity, and (iii) a maximum net debt to total capitalization percentage. As of December 31, 2012, the Company was in compliance with all of the covenants.

        The Term Loan had an initial principal amount of $150.0 million and was scheduled to mature in September 2016. All or a portion of the outstanding balance could be prepaid prior to maturity. Interest was payable-in-kind (PIK) by capitalizing interest payable to the principal amount outstanding on a monthly basis at LIBOR plus 7%, with a LIBOR floor of 3%, equal to an effective interest rate of 10%. The Term Loan had a first priority lien on all assets of the Company, excluding subsidiaries in our real estate services business and our joint ventures.

        In connection with our Reorganization in 2009, as required under ASC 852, we recorded the Term Loan at fair value in accordance with ASC 820, which resulted in a debt discount of $22.5 million being recorded. The discount was amortized as a component of interest expense using the effective-interest method. We recorded $1.5 million and $1.8 million to amortize the discounts related to our debts issuances for the years ended December 31, 2012 and 2011, respectively.

        During the years ended December 31, 2012 and 2011, the Company capitalized interest on the Term Loan of $6.9 million and $15.1 million, respectively. The Company made prepayments of $2.0 million and $0.2 million on the Term Loan for the years ended December 31, 2012 and 2011, respectively.

13. Fair Value Disclosures

        ASC 820, as updated and amended by ASU 2011-04, provides a framework for measuring the fair value of assets and liabilities under GAAP and establishes a fair value hierarchy that requires an entity

WCI COMMUNITIES, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

13. Fair Value Disclosures (Continued)

to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy can be summarized as follows:

  Level 1—Fair value determined based on quoted prices in active markets for identical assets or liabilities.

  Level 2—Fair value determined based on using significant observable inputs, such as quoted prices for similar assets or liabilities or quoted prices for identical assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data, by correlation or other means.

  Level 3—Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

        The carrying values and estimated fair values of our financial instruments are as follows, except for those for which the carrying values approximate fair values:

	As of December 31, 2012,		As of December 31, 2011,
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(In Thousands)
Financial liabilities:
Senior secured term notes	$122,729	$125,000	$—	$—
Senior subordinated secured term loan	—	—	139,584	150,818
Community development district obligations	9,680	12,937	10,681	14,238

        The estimated fair value of our variable rate debt and community development district obligations are derived from quoted market prices by independent dealers (Level 2).

        As of December 31, 2012 and 2011, there were no financial instruments—assets or liabilities—measured at fair value on a recurring or nonrecurring basis.

        The majority of our nonfinancial instruments, which includes real estate inventories and property and equipment, are not required to be measured at fair value on a recurring basis. However, if certain events occur, such that a nonfinancial instrument is required to be evaluated for impairment, a resulting asset impairment would require that the nonfinancial instrument be recorded at the lower of cost or fair value.

        The Company's nonfinancial assets that were written down to fair value from impairments during the year ended December 31, 2011, on a nonrecurring basis are summarized below. There were no such impairments in 2012.

Nonfinancial Assets	Fair Value Hierarchy	Fair Value at December 31, 2011	Impairment Charges Recognized
		(In Thousands)
Land held for sale	Level 3	$14,263	$9,966
Investment in amenities	Level 3	$3,328	$1,456

WCI COMMUNITIES, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

13. Fair Value Disclosures (Continued)

        The carrying amounts reported for cash and cash equivalents, restricted cash, notes and accounts receivable, income taxes receivable, accounts payable, other liabilities, and customer deposits approximate fair values.

14. Income Taxes

        Generally, the discharge of a debt obligation by a debtor for an amount less than the adjusted issue price creates cancellation of indebtedness (COD) income, which must be included in the debtor's income. However, COD income is not recognized by a taxpayer that is a debtor in a reorganization case if the discharge is granted by the court or pursuant to a plan of reorganization approved by the United States Bankruptcy Court for the District of Delaware. The Reorganization enabled the Debtors to qualify for this bankruptcy exclusion rule. Therefore, the COD income, triggered by the Plan, will not be included in the taxable income of the Debtors.

        However, certain income tax attributes, otherwise available and of value to the debtor, are reduced by the amount of the COD income. The prescribed order of attribute reduction is defined by Section 108 of the Internal Revenue Code. In brief, it provides the order of reduction as follows: (a) net operating losses (NOLs) for the year of discharge and NOL carryforwards; (b) most credit carryforwards, including the general business credit and the minimum tax credit; (c) net capital losses for the year of discharge and capital loss carryforwards; and (d) the tax basis of the debtor's assets.

        Section 382 of the Internal Revenue Code imposes an annual limitation on the use of net operating losses and certain tax credit carryforwards existing at the effective date of the Reorganization. There is also a limitation on the recognition of built-in losses in existence as of the date of the ownership change to the extent that a company is in an overall net unrealized built-in loss position as of that date. Generally, the annual limitation is equal to the value of the stock immediately before the ownership change, multiplied by the long-term tax-exempt rate (i.e., the highest of the adjusted Federal long-term rates in effect for any month in the three-calendar-month period ending with the calendar month in which the change date occurs). Companies subject to multiple limitations are limited by the lower limitation in effect for the period in question. We underwent an ownership change as of December 31, 2008, and again upon emergence from bankruptcy on September 3, 2009. We were subject to approximately an $85,000 annual limitation as of December 31, 2008, and $10.5 million annual limitation as of September 3, 2009. We were also in a net unrealized built-in loss position as of both of those ownership change dates. As such, any built-in losses recognized in the five-year period following these ownership change dates are significantly limited.

WCI COMMUNITIES, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

14. Income Taxes (Continued)

        The provision for (benefit from) income taxes consists of the following:

	Year Ended December 31,
	2012	2011
	(In Thousands)
Current:
Federal	$(52,056)	$(37)
State	9	515

	(52,047)	478

Deferred:
Federal	(139)	(3,979)
State	(47)	(2,639)

	(186)	(6,618)

Income tax benefit from continuing operations	(52,233)	(6,140)

Income tax expense from discontinued operations	77	935
Income tax expense from sale of discontinued operations	1,677	324

Total income tax benefit	$(50,479)	$(4,881)

        Income taxes receivable consists of the following:

	Year Ended December 31,
	2012	2011
	(In Thousands)
Current:
Federal	$(16,831)	$(16,132)

WCI COMMUNITIES, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

14. Income Taxes (Continued)

        The benefit from income taxes differs from the amount that would be computed by applying the statutory federal income tax rate of 35% to income (loss) before income taxes as a result of the following:

	Year Ended December 31,
	2012	2011
	(In Thousands)
Tax benefit computed at federal statutory rate	$(1,447)	$(19,339)
State income tax benefit, net of federal benefit	(94)	(1,402)
Unrecognized tax benefit	(50,498)	891
Valuation allowance	(15,755)	15,569
Federal tax refund	—	2,222
Deferred tax adjustments	12,629	(3,226)
Change in deferred tax rate	668	(2,212)
Permanent differences	354	1,686
Other	1,910	(329)

Income tax benefit from continuing operations	$(52,233)	$(6,140)

Effective tax rate	1,213.3%	11.3%

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income

WCI COMMUNITIES, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

14. Income Taxes (Continued)

tax purposes. The tax effects of significant temporary differences that give rise to the net deferred tax asset are as follows:

	December 31,
	2012	2011
	(In Thousands)
Deferred tax assets
Net operating losses	$114,443	$85,807
Real estate inventories	77,827	98,439
Acquisition intangibles	10,513	20,728
Investment in unconsolidated joint ventures	3,384	19,248
Property and equipment, net	2,941	2,301
Warranties and other accruals	1,363	652
Other prepaids and accruals	1,295	1,050
Other	7	2,051

Total deferred tax assets	211,773	230,276
Valuation allowance	(204,035)	(220,141)

Total deferred tax assets, net of valuation allowance	7,738	10,135

Deferred tax liabilities
Deferred income	(3,193)	(5,036)
Acquisition intangibles	(2,605)	(2,589)
Investment in unconsolidated joint ventures	(1,071)	(976)
Property and equipment, net	(869)	(1,534)

Total deferred tax liabilities	(7,738)	(10,135)

Net deferred tax asset	$—	$—

        In accordance with ASC 740, we evaluate our deferred tax assets annually to determine if valuation allowances are required. This topic requires that companies assess whether valuation allowances should be established based on the consideration of all available evidence using a "more-likely-than-not" standard. Upon emergence from bankruptcy, we adopted fresh-start accounting. However, our predecessor company was subject to multiple limitations, pursuant to Section 382 of the Internal Revenue Code, that affect us as successor. As a result of these multiple Section 382 limitations, we are significantly limited in the use of deferred tax assets over the next five years. As such, we have deferred tax liabilities that may be recognized over the next five years that cannot be offset by deferred tax assets. Finally, we believe it is not "more-likely-than-not" that a significant portion of the deferred tax assets will be realized in the future. Therefore, we have recorded a valuation allowance for the period ended December 31, 2012 and 2011, of $204.0 million and $220.1 million, respectively. The Company has available at December 31, 2012, a net federal and state operating tax loss carryforward of approximately $114.4 million. These net operating tax loss carryforwards will expire in 2030.

        ASC 740 defines the methodology for recognizing the benefits of tax return positions as well as guidance regarding the measurement of the resulting tax benefits. This topic requires an enterprise to

WCI COMMUNITIES, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

14. Income Taxes (Continued)

recognize the financial statement effects of a tax position when it is more likely than not (defined as a likelihood or more than 50%), based on the technical merits, that the position will be sustained upon examination. In addition, this topic provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The evaluation of whether a tax position meets the "more-likely-than-not" recognition threshold requires a substantial degree of judgment by management based on the individual facts and circumstances. Actual results could differ from these estimates.

        A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

Year Ended December 31, 2012
(In Thousands)
Balance, beginning of the year	$45,451
Changes for tax positions in prior years	(45,451)

Balance, end of the year	$—

        In 2008 and 2009 the Company recorded a reserve related to unrecognized tax benefits and a related income tax receivable for positions taken on the Company's U.S. federal tax returns. The Company had substantial authority for the tax positions claimed on the tax returns and related net operating loss carry backs, but did not believe that those positions rose to the more likely than not threshold for financial statement recognition.

        In 2012, the Company recognized the related tax benefit of $50.5 million associated with the underlying tax positions, as a result of the settlement with the Internal Revenue Service (IRS) for the years 2003 through 2008.

        We classify estimated interest and penalties related to unrecognized tax benefits in our provision for income taxes.

15. Commitments and Contingencies

        We lease office facilities, sales offices, and various equipment. Minimum future commitments under noncancelable operating leases having an initial or remaining term in excess of one year as of December 31, 2012, are as follows (in thousands):

Years Ended December 31,
2013	$4,127
2014	3,242
2015	2,565
2016	1,059
2017	223
Thereafter	—

$11,216

WCI COMMUNITIES, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

15. Commitments and Contingencies (Continued)

        Rental expense of approximately $5.3 million and $6.9 million was incurred for the years ended December 31, 2012 and 2011, respectively.

        Standby letters of credit and performance bonds, issued by third-party entities, are used to guarantee our performance under various contracts, principally in connection with the development of our projects and land purchase obligations. At December 31, 2012 and 2011, respectively, we had approximately $4.5 million and $8.1 million annual letters of credit outstanding. Performance bonds do not have stated expiration dates; rather, we are released from the bonds as the contractual performance is completed. These bonds, which approximated $8.4 million and $9.7 million at December 31, 2012 and 2011, respectively, are typically outstanding over a period of approximately one to five years. Our estimated exposure on the outstanding surety bonds is approximately $4.1 million based on development remaining to be completed.

        In accordance with various amenity and equity club documents, we operate the facilities until control of the amenities are transferred to the membership. In addition, we are required to fund the cost of constructing club facilities and acquiring related equipment and to support operating deficits prior to turnover. We do not currently believe these obligations will have any material adverse effect on our financial position or results of operations and cash flows.

        We may be responsible for funding certain condominium and homeowner association deficits in the ordinary course of business.

Legal Proceedings

        The Company and certain of its subsidiaries have been named as defendants in various claims, complaints, and other legal actions arising in the normal course of business, including two pending proceedings brought by condominium associations alleging construction defects and other matters. The Company disputes the allegations made in these actions, for which any potential loss cannot be reasonably estimated, and intends to vigorously defend these actions. In the opinion of management, the outcome of these matters will not have a material adverse effect on our financial condition, results of operation, or cash flows. However, it is possible that future results of operations for any particular quarterly or annual period could be materially affected by changes in our estimates and assumptions related to these proceedings, or due to the ultimate resolution of the litigation.

16. Shareholders' Equity

        At December 31, 2012, our capital stock consists of the following:

Preferred stock:

Series	Authorized	Issued and Outstanding
A	10,000	10,000
B	1	1

	10,001	10,001
Unissued	9,999	—

	20,000	10,001

WCI COMMUNITIES, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

16. Shareholders' Equity (Continued)

Common stock:

Series	Authorized	Issued	Treasury	Outstanding
A	181,612	181,612	—	181,612
B	159,579	—	—	—
C	133,383	66,185	—	66,185
D	143,108	143,108	—	143,108
E	769,230	769,230	—	769,230

	1,386,912	1,160,135	—	1,160,135
Nonseries	593,088	594,446	2,625	591,821

	1,980,000	1,754,581	2,625	1,751,956

        All Series B and a portion of Series C shares were converted to nonseries in accordance with the Company's certificate of incorporation, which states that if any holder of any series of common stock of the Company ceases to beneficially own, together with its affiliates, 50% or more of the shares of such series of stock owned as of the effective date of the Reorganization, each remaining share of such series of stock held by such holder and its affiliates converts automatically, on a one-for-one basis, into shares of nonseries common stock of the Company.

  Preferred Stock

        The Series A and Series B preferred shares were issued to certain creditors in conjunction with our Reorganization in 2009. The preferred stock does not have liquidation preference and is neither redeemable by the holder or the Company nor convertible into shares of our series or nonseries common stock. The rights of the Series A and Series B preferred stock holders are as follows:

  •
  The Series A preferred stock has the right to receive shares of our common stock, in the form of a stock dividend to be calculated as a percentage of the outstanding series A—D shares at the date of Reorganization, each time we achieve a specified level of prepetition lender recovery. The stock dividend would increase the proportion of the preferred stock holder's ownership of our common stock.

  •
  The Series B preferred stock has the right to receive shares of our common stock, in the form of a stock dividend equal to 3% of the shares of common stock issued and outstanding as of such date on a fully diluted basis.

  •
  The Series A and Series B preferred stock shall be cancelled automatically and without any notice to or action by any party upon the earlier date to occur of (i) the full amount of prepetition lender recovery or (ii) a liquidation of the Company.

WCI COMMUNITIES, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

16. Shareholders' Equity (Continued)

        The table below summarizes the percentage of stock dividend Series A and Series B preferred shareholders would receive at each specified level of prepetition lender recovery:

Prepetition Lender Recovery Level	% Stock Dividend to Series A Preferred	% Stock Dividend to Series B Preferred
$525 million	5%	—
$650 million	5%	—
$700 million	5%	—
$736 million	14%	3%

        The level of prepetition lender recovery achieved by the Company as of December 31, 2012, was $493.6 million, which was the total of the $300.0 million Senior Secured Term Loan paid off in 2010 and the Term Loan of $150.0 million plus accrued interest paid off during 2011 and 2012.

        If certain conditions are met, the holders of the Series A preferred stock have the right to nominate and elect one additional member to our Board of Directors.

  Common Stock

        Series A through D of series common stock was established upon our Reorganization in 2009 and each series represented individual equity ownership interests of our largest secured creditors at that time. All other existing shareholders at that time received nonseries common stock.

        In May 2012, we offered the holders of our series and nonseries common stock the right to purchase their respective pro rata share of 769,230 shares of our Series E common stock issued at $65.00 per share for an aggregate of $50.0 million in newly issued common stock (the Equity Offering). The Equity Offering was consummated on June 8, 2012, and the Company received net proceeds of $48.3 million, which were primarily used to help pay down the outstanding balance of the Term Loan (Note 12).

        Nonseries common stock also includes shares issued to officers and directors and Series A though D shares that have automatically converted into nonseries common through either of the following:

  •
  The holder transferred such shares to a person other than an affiliate of the Company or a previous holder of Series A through D common stock.

  •
  The holder's beneficial interest in the respective shares of Series A through D of common stock was below 50%.

        Series E of the common stock has an antidilutive provision as it relates to the Series B preferred stock.

        The holders of series and nonseries common stock have equal rights with respect to dividends and liquidation. Each series of Series A through E common stock has the right to nominate and elect one member to our Board of Directors; the holders of nonseries common stock do not have such rights.

17. Stock-Based Compensation

        In March 2010, we adopted the WCI Communities Long-Term Equity Incentive Plan (the Incentive Plan). The Incentive Plan was approved by our shareholders and is administered by the Executive

WCI COMMUNITIES, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

17. Stock-Based Compensation (Continued)

Compensation Committee of our Board of Directors. The Incentive Plan authorizes awards to key employees, officers, nonemployee directors and consultants for up to 113,982 shares of common stock, of which 73,631 shares remain available for grant at December 31, 2012. We believe that such awards provide a means of performance-based compensation to attract and retain qualified employees and better align the interests of our employees with those of our shareholders. The Incentive Plan allows the flexibility to grant or award shares of the Company's common stock, stock options, stock appreciation rights (SARs), restricted stock awards, and other stock-based awards to eligible individuals.

        During 2010, the Company granted several officers and directors shares of restricted stock under the Incentive Plan. The restricted stock is subject to a future service requirement and vests over three years from the anniversary of the date of grant.

        As of December 31, 2012, all of the shares related to these restricted stock grants were fully vested.

        On November 29, 2012, the Company granted an officer of the Company 7,500 shares of restricted stock under the Incentive Plan. The market price of the shares was determined based on the most recent private transactions of the Company's common stock in the secondary market. The shares are subject to a future service requirement, with 2,500 shares vesting immediately on the grant date and 2,500 shares vesting on the second and third year from the anniversary of the date of grant, respectively. As a result, $0.2 million of stock compensation expense was recorded for the share award for the year ended December 31, 2012.

        On November 30, 2012, the Company granted an officer of the Company 7,500 at-the-money nonqualified stock options under the Incentive Plan with an exercise price of $65.00 per share and a contractual term of ten days. All 7,500 of the options vested on the grant date. The grant date fair value of the nonqualified stock option award, calculated using the Black-Scholes option-pricing model, was not significant. As a result, no stock compensation expense was recorded for the stock option award for the year ended December 31, 2012. The nonqualified stock option award was exercised in full within the contractual term of the award.

        Total stock compensation expense was $0.7 million and $0.8 million for the years ended December 31, 2012 and 2011, respectively, and is recorded in selling, general, and administrative expenses in the accompanying consolidated statements of operations. As of December 31, 2012, we had $0.3 million of unrecognized compensation cost related to nonvested shared-based compensation arrangements under the Incentive Plan that will be recognized on a straight-line basis over the remaining vesting periods.

        In accordance with the Incentive Plan's provision on the withholding of taxes and repurchase of stock, several officers and directors elected for the Company to withhold or repurchase shares in order to satisfy their tax obligations related to their awards. Consequently, the Company repurchased 690 shares of treasury stock at fair value for $0.04 million for the period ended December 31, 2012, and 750 shares of treasury stock at fair value for $0.04 million for the period ended December 31, 2011.

WCI COMMUNITIES, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

17. Stock-Based Compensation (Continued)

        The following summarizes the activity for the year ended December 31, 2012, for restricted shares of common stock:

Number of Shares
Nonvested restricted shares, beginning of year	9,285
Granted	7,500
Vested	(11,068)
Forfeited	(717)

Nonvested restricted shares, end of year	5,000

18. Earnings (Loss) Per Share

        The table below presents reconciliation between basic and dilutive weighted average shares outstanding for the year ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011
	(In Thousands)
Basic weighted average shares outstanding	1,402	959
Effect of dilutive securities:
Nonvested shares awards	7	—

Diluted weighted average shares outstanding	1,409	959

        In June 2012, the Company completed an equity rights offering and issued 769,230 shares of its common stock at a price of $65.00 to its existing shareholders, which shares are included above in our total basic weighted average shares outstanding for the year ended December 31, 2012.

        For the year ended December 31, 2011, the effects of outstanding shares underlying the nonvested shares were not included in the diluted weighted average shares outstanding calculations as they would have been anti-dilutive due to the Company's net loss for the year.

19. Segment Reporting

        As defined in ASC 280, Segment Reporting (ASC 280) our reportable segments are based on operating segments with similar economic characteristics and lines of business. Our reportable segments consist of the following:

  1.
  Homebuilding

  2.
  Real Estate Services

  3.
  Amenities

        For 2012, approximately 98% of the total revenues of our reportable segments are generated from our Florida operations.

        Evaluation of segment performance is based primarily on operating earnings. Operations of our Homebuilding segment primarily include the construction and sale of single- and multi-family homes.

WCI COMMUNITIES, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

19. Segment Reporting (Continued)

Operating earnings (loss) for the Homebuilding segment consists of revenues generated from the delivery of homes and land sales, less the cost of home construction, land and land development costs, and selling, general, and administrative expenses.

        Operations of our Real Estate Services segment include providing residential real estate brokerage and title services. Operating earnings (loss) of the Real Estate Services segment consists of revenues generated primarily from real estate brokerage and title services, less the cost of such services, including royalties associated with a franchise agreement we have with a third-party, and selling, general, and administrative expenses incurred by the segment.

        Operations of our Amenities segment primarily include the construction, ownership, and management of recreational amenities in residential communities we develop in several Florida markets. Amenities consist of golf courses and country clubs, marinas, and resort-style facilities. Operating (loss) of the Amenities segment consist of revenues from the sale of equity and nonequity memberships, the sale and lease of marina slips, billed membership dues, and golf and restaurant operations, less the cost of such services, and selling, general, and administrative expenses incurred by the segment.

        Each reportable segment follows the same accounting policies described in Note 2—"Summary of Significant Accounting Policies" to the consolidated financial statements. Operational results of each segment are not necessarily indicative of the results that would have occurred had the segment been an independent, stand-alone entity during the periods presented.

        Financial information relating to reportable segments was as follows:

	Year Ended December 31,
	2012	2011
	(In Thousands)
Revenues
Homebuilding	$146,926	$57,101
Real estate services	73,070	68,185
Amenities	21,012	18,986

Total revenues	$241,008	$144,272

	Year Ended December 31,
	2012	2011
	(In Thousands)
Operating earnings (loss)
Homebuilding	$14,011	$(36,245)
Real estate services	1,395	(24)
Amenities	(3,242)	(3,524)
Other income	7,493	2,294
Interest expense	(6,978)	(16,954)
Expenses related to early repayment of debt	(16,984)	—

Loss from continuing operations before income taxes	$(4,305)	$(54,453)

WCI COMMUNITIES, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

19. Segment Reporting (Continued)

	December 31,
	2012	2011
	(In Thousands)
Assets
Homebuilding	$186,786	$171,373
Real estate services	15,056	17,948
Amenities	38,366	42,351
Corporate and unallocated	107,054	73,338

Total assets	$347,262	$305,010

20. Subsequent Events

        In January 2013, the Company received $16.8 million from the IRS related to the settlement of the IRS examination for the tax years 2003 through 2008.

        In February 2013, we entered into a $10.0 million loan with a bank secured by a first mortgage on a parcel of land and related facilities comprising the Pelican Preserve Town Center (Town Center) in Lee County, Florida. The loan is also secured by the rights to certain fees and charges that we are to receive as owner of the Town Center. The loan matures in February 2018. During the initial 36 months, the loan is structured as a revolving facility with an interest rate of prime plus 1.0%, subject to a floor of 4.0%. During the subsequent 24 months, the loan converts to a term loan with a fixed interest rate equal to the ask yield of the corresponding U.S. Treasury Bond for a term of five years, subject to a minimum rate of 5.0%.

        In March 2013, we received a notice from the IRS that the Company will be subject to an IRS examination for the years 2010 and 2011.

        In April 2013, the Company intends to file a Registration Statement on Form S-1 with the Securities and Exchange Commission with respect to an initial public offering of shares of its common stock.

        In April 2013, the Company reached an agreement with the shareholders of the Series B preferred stock to purchase their one share outstanding for $0.7 million. In addition, the shareholders of the Series B preferred stock agreed to release certain claims that would consequently allow the Company to collect $1.0 million related to an insurance policy. The one share of Series B preferred stock was subsequently cancelled and retired.

WCI Communities, Inc.

Unaudited Consolidated Balance Sheets

(In thousands, except share amounts)

	March 31, 2013	December 31, 2012
Assets
Cash and cash equivalents	$85,017	$81,094
Restricted cash	10,542	10,875
Notes and accounts receivable	4,611	5,672
Real estate inventories	198,113	183,168
Property and equipment, net	24,253	24,313
Other assets	22,605	17,789
Income tax receivable	85	16,831
Goodwill	7,520	7,520

Total assets	$352,746	$347,262

Liabilities and Equity
Accounts payable and other liabilities	$40,515	$40,007
Customer deposits	19,918	15,921
Senior secured term notes	122,831	122,729

	183,264	178,657

Commitments and contingencies (Note 14)
WCI Communities, Inc. shareholders' equity:
Preferred stock, $.01 par value; 20,000 shares authorized,
Series A $.01 par value; 10,000 shares issued and outstanding at March 31, 2013 and December 31, 2012	—	—
Series B $.01 par value; 1 share issued and outstanding at March 31, 2013 and December 31, 2012	—	—
Common stock, $.01 par value; 1,980,000 shares authorized, 1,754,581 shares issued and 1,751,956 shares outstanding at March 31, 2013 and December 31, 2012	18	18
Additional paid-in capital	204,016	203,996
Accumulated deficit	(37,078)	(37,664)
Treasury stock, at cost, 2,625 shares at March 31, 2013 and December 31, 2012	(196)	(196)

Total WCI Communities, Inc. shareholders' equity	166,760	166,154
Noncontrolling interest in consolidated joint ventures	2,722	2,451

Total equity	169,482	168,605

Total liabilities and equity	$352,746	$347,262

See accompanying notes to unaudited consolidated financial statements.

WCI Communities, Inc.

Unaudited Consolidated Statements of Operations

(In thousands, except per share amounts)

	Three Months Ended March 31,
	2013	2012
Revenues
Homebuilding	$30,491	$9,621
Real estate services	16,429	16,868
Amenities	6,814	6,595

Total revenues	53,734	33,084

Cost of Sales
Homebuilding	20,656	8,157
Real estate services	16,032	16,477
Amenities	6,434	6,325

Total cost of sales	43,122	30,959

Gross margin	10,612	2,125

Other income	(209)	(805)
Selling, general and administrative	9,164	6,370
Interest expense	885	2,860

	9,840	8,425

Income (loss) from continuing operations before income taxes	772	(6,300)
Income tax benefit from continuing operations	85	—

Income (loss) from continuing operations	857	(6,300)
Loss from discontinued operations, net of tax	—	(87)

Net income (loss)	857	(6,387)
Net income from continuing operations attributable to noncontrolling interests	271	273

Net income (loss) attributable to WCI Communities, Inc.	$586	$(6,660)

Basic earnings (loss) per share of WCI Communities, Inc.:
Continuing operations	$0.33	$(6.81)
Discontinued operations	—	(0.09)

Earnings (loss) per share	$0.33	$(6.90)

Diluted earnings (loss) per share of WCI Communities, Inc.:
Continuing operations	$0.33	$(6.81)
Discontinued operations	—	(0.09)

Earnings (loss) per share	$0.33	$(6.90)

Weighted average number of shares of common stock outstanding:
Basic	1,752	965
Diluted	1,754	965
Net income (loss) attributable to WCI Communities, Inc.
Income (loss) from continuing operations	$586	$(6,573)
Loss from discontinued operations	—	(87)

Net income (loss)	$586	$(6,660)

See accompanying notes to unaudited consolidated financial statements.

WCI Communities, Inc.

Unaudited Consolidated Statements of Cash Flows

(In thousands)

	Three Months Ended March 31,
	2013	2012
Operating activities
Net income (loss)	$857	$(6,387)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization of debt issuance costs	135	64
Amortization of debt discounts	102	730
Non-cash addition to senior subordinated secured term loan for PIK interest	—	3,918
Depreciation	463	584
Provision for bad debts	259	434
Loss on sale of property and equipment	2	2
Non-cash long-term incentive compensation expense	1,564	—
Stock-based compensation expense	20	202
Changes in assets and liabilities:
Restricted cash	332	(1,559)
Notes and accounts receivable	802	(499)
Real estate inventories	(14,861)	(7,278)
Other assets	(4,703)	(1,051)
Income tax receivable	16,746	—
Accounts payable and other liabilities	(1,061)	(2,235)
Customer deposits	3,997	5,736

Net cash provided by (used in) operating activities	4,654	(7,339)

Investing activities
Additions to property and equipment	(404)	(157)

Net cash used in investing activities	(404)	(157)

Financing activities
Repayment on senior subordinated secured term loan	—	(2,000)
Debt issuance costs	(248)	—
Payments on community development district obligations	(79)	(32)

Net cash used in financing activities	(327)	(2,032)

Net increase (decrease) in cash and cash equivalents	3,923	(9,528)
Cash and cash equivalents at beginning of period	81,094	43,350

Cash and cash equivalents at end of period	$85,017	$33,822

See accompanying notes to unaudited consolidated financial statements.

WCI Communities, Inc.

Notes to Unaudited Consolidated Financial Statements

March 31, 2013

1. Organization and Description of the Business

        WCI Communities, Inc. (the Company) is a lifestyle community developer and luxury homebuilder in several of Florida's coastal markets. Our business is organized into three operating segments: homebuilding, real estate services, and amenities. Our homebuilding operations design, sell, and build single- and multi-family homes targeting move-up, second-home, and active adult buyers. Our real estate service businesses include real estate brokerage and title services. Our amenities operations own and operate golf courses and country clubs, marinas and resort-style amenity facilities within many of our communities.

        On August 4, 2008, WCI's predecessor company and certain subsidiaries (the Debtors) filed voluntary petitions for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the District of Delaware. The Debtors filed a joint plan of reorganization (Reorganization), which was declared effective on September 3, 2009, and the Debtors emerged from bankruptcy on that date. In conjunction with the emergence from bankruptcy, the Company was formed as a holding company that owns 100% of the equity in WCI Communities, LLC and WCI Communities Management, LLC.

2. Summary of Significant Accounting Policies

Basis of Presentation

        The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP), as contained in the Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC), for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

        The consolidated balance sheet at December 31, 2012 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

        For further information, refer to the consolidated financial statements and footnotes thereto included in our Form S-1 registration statement confidentially submitted to the Securities and Exchange Commission (SEC) on April 18, 2013 (Note 19).

        Unless the context otherwise requires, the terms "we", "us", "our", and "the Company" refer to the Company.

        The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and certain joint ventures, which are not variable interest entities (VIEs) as defined under ASC 810, Consolidation (ASC 810), but which the Company has the ability to exercise control. In accordance with ASC 323, Investments—Equity Method and Joint Ventures (ASC 323), the equity method of accounting is applied with respect to those investments in joint ventures which are not VIEs and the Company has either less than a controlling interest, substantive participating rights, or is not the

WCI Communities, Inc.

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2013

2. Summary of Significant Accounting Policies (Continued)

primary beneficiary, as defined in ASC 810. All material intercompany balances and transactions are eliminated in consolidation.

        The operations of the Company involve real estate development and sales, and it is not possible to precisely measure the operating cycle of the Company. The consolidated balance sheets of the Company have been prepared on an unclassified basis in accordance with real estate industry practice.

Use of Estimates

        The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could significantly differ from these estimates.

3. Real Estate Inventories and Capitalized Interest

        Real estate inventories consist of the following:

	March 31, 2013	December 31, 2012
	(In Thousands)
Land and land improvements held for development or sale	$137,734	$140,048
Work in progress	34,476	18,943
Completed inventories	16,728	15,005
Investments in amenities	9,175	9,172

Total real estate inventories	$198,113	$183,168

        Work in progress includes homes and related home site costs in various stages of construction. Completed inventories consist of model homes and related home site costs used to facilitate sales and homes with certificates of occupancy.

        Capitalized interest is summarized as follows:

	Three Months Ended March 31,
	2013	2012
	(In Thousands)
Capitalized interest, beginning of period	$7,959	$1,014
Interest incurred	3,430	4,745
Interest expensed	(885)	(2,860)
Interest charged to cost of sales	(493)	(68)

Capitalized interest, end of period	$10,011	$2,831

WCI Communities, Inc.

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2013

4. Property and Equipment, net

        Property and equipment, net consists of the following:

	Estimated Useful Life (In Years)	March 31, 2013	December 31, 2012
		(In Thousands)
Land and improvements	10 to 15	$13,860	$13,922
Buildings and improvements	5 to 40	14,133	14,100
Furniture, fixtures, and equipment	2 to 15	4,852	4,757

		32,845	32,779
Less accumulated depreciation		(8,592)	(8,466)

Property and equipment, net		$24,253	$24,313

        Amenities assets included in property and equipment, net above were $22.0 million and $22.2 million at March 31, 2013 and December 31, 2012, respectively.

5. Other Assets

        Other assets consist of the following:

	March 31, 2013	December 31, 2012
	(In Thousands)
Prepaid expenses	$6,967	$3,640
Cash held by community development districts	4,038	3,518
Cash deposits for letters of credit and surety bonds	3,348	3,857
Deposits on real estate under contract	2,500	530
Debt issuance costs	2,395	2,282
Investment in unconsolidated joint ventures	596	700
Other	2,761	3,262

	$22,605	$17,789

WCI Communities, Inc.

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2013

6. Investments in Unconsolidated Joint Ventures

        Investments in unconsolidated joint ventures, which are not considered VIEs, represent our ownership interest in real estate development and mortgage lending services and are accounted for under the equity method, in accordance with ASC 323, when we have less than a controlling interest and significant influence, or are not the primary beneficiary, as defined in ASC 810. While we have a 51% ownership in Pelican Landing Timeshare Ventures, the noncontrolling interest has substantive participating rights relating to operating decisions of the venture and therefore, we account for our investment under the equity method. At March 31, 2013 and December 31, 2012, our investments in unconsolidated joint ventures consisted of the following:

Name of Joint Venture	Description	Percentage of Ownership
Pelican Landing Timeshares Ventures (Pelican Landing)	Multi-family timeshare units—Bonita Springs, Florida	51.0%
Florida Home Finance Group LLC (FHFG)	Mortgage banking operations	49.9%

        In conjunction with our Reorganization in 2009, and in accordance with ASC 852, Reorganizations (ASC 852), we recorded our investments in unconsolidated subsidiaries at fair value, which resulted in our carrying value in Pelican Landing being written down to $0 and our carrying value in FHFG being increased by approximately $2.0 million. These fair values were determined primarily using a discounted cash flow model to value the underling net assets of the respective joint ventures. The Company records its investments in unconsolidated joint ventures in other assets in the accompanying unaudited consolidated balance sheets (Note 5).

        The Company's equity in earnings from unconsolidated joint ventures was $0.02 million and $0.03 million for the three months ended March 31, 2013 and 2012, respectively, and is recorded in other income in the accompanying unaudited consolidated statements of operations.

        Our share of net earnings or losses is based upon our ownership interest. Pelican Landing incurred net losses for the years 2010 through 2012 and for the three months ended March 31, 2013; therefore, in accordance with ASC 323, we have discontinued applying the equity method for our share of the net losses, as Pelican Landing's return to profitability is not assured. We may be required to make additional cash contributions to the joint ventures to avoid the loss of all or a portion of our interest in such ventures. Although our joint ventures do not have outstanding debt, the partners may agree to incur debt to fund partnership and joint operations in the future.

        The basis differences between the carrying value of our investments in each joint venture and the respective equity in the joint venture is primarily attributable to the discontinuation of the equity method for Pelican Landing and the fair value adjustments discussed above. At March 31, 2013 and December 31, 2012, our investment basis in the joint ventures is less than our ownership share of the capital on the partnerships' books by $5.8 million and $6.1 million, respectively.

        In December 2012, we received a distribution of capital of $1.9 million from our FHFG partner related to the dissolution of the FHFG joint venture. We recorded such payment as a reduction in our carrying value of FHFG. The FHFG joint venture was liquidated in April 2013.

WCI Communities, Inc.

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2013

6. Investments in Unconsolidated Joint Ventures (Continued)

        Aggregate condensed financial information of our unconsolidated joint ventures is summarized as follows:

	March 31, 2013	December 31, 2012
	(In Thousands)
Assets
Real estate investments	$5,238	$5,285
Other assets	8,218	10,535

Total assets	$13,456	$15,820

Liabilities and partners' capital
Total liabilities	$863	$2,474
Capital—other partners	6,182	6,553
Capital—the Company	6,411	6,793

Total liabilities and partners' capital	$13,456	$15,820

	Three Months Ended March 31,
	2013	2012
	(In Thousands)
Combined results of operations
Revenues	$439	$1,591

Net loss	$(587)	$(206)

7. Discontinued Operations

        Under ASC 205-20, Discontinued Operations (ASC 205-20), our retained and operated amenities classified as assets held for sale qualify as discontinued operations and the respective results of operations are required to be reported separately from continuing operations. Accordingly, we have reported the results of operations of our discontinued operations, in the accompanying unaudited consolidated statements of operations.

        The Company had no assets or liabilities of property held for sale at March 31, 2013 and December 31, 2012, in the accompanying unaudited consolidated balance sheets.

WCI Communities, Inc.

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2013

7. Discontinued Operations (Continued)

        The results from discontinued operations were as follows:

	Three Months Ended March 31,
	2013	2012
	(In Thousands)
Revenue	$—	$971
Loss from discontinued operations	—	(87)
Income tax expense	—	—
Net loss from discontinued operations	—	(87)

8. Accounts Payable and Other Liabilities

        Accounts payable and other liabilities consist of the following:

	March 31, 2013	December 31, 2012
	(In Thousands)
Accounts payable	$14,539	$14,630
Community development district obligations (Note 9)	9,685	9,680
Deferred income	7,672	7,114
Long-term incentive compensation liability (Note 16)	1,564	—
Warranty reserve (Note 10)	1,091	1,077
Accrued interest	652	676
Other	5,312	6,830

	$40,515	$40,007

WCI Communities, Inc.

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2013

9. Community Development District Obligations

        In connection with the development of certain of our communities, community development or improvement districts may utilize bond financing to fund construction or acquisition of certain on-site and off-site infrastructure improvements, near or at these communities. We utilize two primary types of bonds issued by the district, type "A" or "B," which are used to reimburse us for construction or acquisition of certain infrastructure improvements. The "A" bond is the portion of a bond offering that is ultimately intended to be assumed by the end-user and the "B" bond is our obligation. The obligation to pay principal and interest on the bonds issued by the districts is assigned to each parcel within the district. If the owner of the parcel does not pay this obligation, a lien is placed on the property to secure the unpaid obligation. The bonds, including interest and redemption premiums, if any, and the associated lien on the property are typically payable, secured, and satisfied by revenues, fees, or assessments levied on the property benefited. The amount of community development district and improvement district bond obligations issued and outstanding with respect to our communities totaled $35.1 million and $35.2 million at March 31, 2013 and December 31, 2012, respectively. Bond obligations at March 31, 2013, mature from 2014 to 2034. As of March 31, 2013 and December 31, 2012, we have recorded in accounts payable and other liabilities $9.7 million, net of debt discounts of approximately $2.1 million and $2.3 million, respectively, which represents the estimated amount of bond obligations that we may be required to pay.

        The districts raise the money to make the principal and interest payments on the bonds by imposing assessments and user fees on the properties benefited by the improvements from the bond offerings. We pay a portion of the revenues, fees, and assessments levied by the districts on the properties we own that are benefited by the improvements. We may also agree to pay down a specified portion of the bonds at the time of each unit or parcel closing.

        We have $4.0 million and $3.5 million of cash held by community development districts included in other assets on the accompanying unaudited consolidated balance sheets at March 31, 2013 and December 31, 2012, respectively (Note 5). This cash represents our proportion of the "A" bonds' funds, which are not fixed and determinable developer obligations and do not have a right of setoff on our district obligations.

        We record a liability related to the "A" bonds for the estimated developer obligations that are probable and estimable and user fees that are required to be paid or transferred at the time the parcel or unit is sold to an end user. We reduce this liability by the corresponding assessment assumed by property purchasers and the amounts paid by us at the time of closing and the transfer of the property. We record a liability related to the "B" bonds, net of cash held by the districts that may be used to reduce our district obligations, for the full amount of the developer obligations that are fixed and determinable and user fees that are required to be paid at the time the parcel or unit is sold to an end user. We reduce this liability by the corresponding assessments paid by us at the time of closing of the property.

WCI Communities, Inc.

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2013

10. Warranty Reserves

        The following table presents the activity related to our warranty reserves, which are included in accounts payable and other liabilities:

	Three Months Ended March 31,
	2013	2012
	(In Thousands)
Warranty reserves, beginning of the period	$1,077	$840
Additions to reserves for new home deliveries(1)	157	33
Warranty costs paid	(91)	(121)
Adjustments related to pre-existing reserves(1)(2)	(52)	—

Warranty reserves, end of the period	$1,091	$752

(1)
The net effect of $105 and $33 for the three months ended March 31, 2013 and March 31, 2012, respectively, are included in homebuilding cost of sales on the accompanying unaudited consolidated statements of operations.

(2)
Adjustments related to pre-existing reserves relate to changes in our anticipated warranty payments on previously delivered homes.

11. Debt Obligations

        Our senior secured term notes and other debt obligations consist of the following:

	March 31, 2013	December 31, 2012
	(In Thousands)
Senior secured term notes due 2017	$122,831	$122,729
$10.0 million secured revolving credit facility due 2018	—	—

	$122,831	$122,729

        In February 2013, we entered into a $10.0 million loan with a bank secured by a first mortgage on a parcel of land and related amenity facilities comprising the Pelican Preserve Town Center (Town Center) in Lee County, Florida. The loan is also secured by the rights to certain fees and charges that we are to receive as owner of the Town Center. The loan matures in February 2018. During the initial 36 months, the loan is structured as a revolving credit facility (the "Revolver Phase"), convertible to a term loan for the remaining 24 months (the "Term Phase"). Under the Revolver Phase, we may borrow and repay advances up to $10 million and have the right to issue letters of credit up to an aggregate amount of $5 million outstanding at any given time. The interest rate during the Revolver Phase is a variable rate per annum equal to the Bank's Prime Rate plus 100 basis points, subject to a floor of 4.0%. The interest rate during the Term Phase is a fixed rate equal to the ask yield of the corresponding U.S. Treasury Bond for a term of five years plus 300 basis points, subject to a minimum rate of 5.0%. During the Revolver Phase, the Company is required to pay an annual renewal fee and a

WCI Communities, Inc.

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2013

11. Debt Obligations (Continued)

non-use fee equal to 25 basis points based on the average unfunded portion of the loan. There were no amounts drawn on the secured revolving credit facility at March 31, 2013.

        In June 2012, we issued $125.0 million in principal amount of senior secured term notes (the "Notes"). The interest rate for the Notes is LIBOR plus 8.0%, subject to a 2.0% LIBOR floor, and is payable monthly in cash. The Notes mature on May 17, 2017, and all or a portion of the outstanding principal balance may be prepaid at any time prior to maturity based on the following prepayment premium schedule:

  •
  Year 1—102.0%

  •
  Year 2—101.0%

  •
  Year 3 and thereafter—100.0%

        The Notes were issued at a discount price of 98.0% and there was approximately $2.169 million and $2.271 million in unamortized discount at March 31, 2013 and December 31, 2012, respectively. The terms of the Notes permit us to incur additional borrowings of $25.0—$40.0 million in the form of a secured revolving credit facility and additional term loans in an aggregate amount of $25.0 million. The Notes rank senior to all unsecured debt obligations of the Company and are guaranteed by our subsidiaries, excluding subsidiaries in our real estate services business, and our joint ventures.

        The Notes contain a requirement to maintain compliance with certain financial convenants which include (i) a minimum amount of shareholder equity, (ii) a minimum amount of liquidity, and (iii) a maximum net debt to total capitalization percentage. As of March 31, 2013, the Company was in compliance with all of the covenants.

12. Fair Value Disclosures

        ASC 820, as updated and amended by ASU 2011-04, provides a framework for measuring the fair value of assets and liabilities under GAAP and establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy can be summarized as follows:

  Level 1—Fair value determined based on quoted prices in active markets for identical assets or liabilities.

  Level 2—Fair value determined based on using significant observable inputs, such as quoted prices for similar assets or liabilities or quoted prices for identical assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data, by correlation or other means.

  Level 3—Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

WCI Communities, Inc.

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2013

12. Fair Value Disclosures (Continued)

        The carrying values and estimated fair values of our financial instruments are as follows, except for those for which the carrying values approximate fair values:

	As of March 31, 2013,		As of December 31, 2012,
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(In Thousands)
Financial liabilities:
Senior secured term notes	$122,831	$125,625	$122,729	$125,000
Community development district obligations	9,685	12,055	9,680	12,937

        The estimated fair value of our variable rate debt and community development district obligations are derived from quoted market prices by independent dealers (Level 2).

        As of March 31, 2013 and December 31, 2012, there were no financial instruments—assets or liabilities—measured at fair value on a recurring or nonrecurring basis.

        The majority of our nonfinancial assets, which includes real estate inventories and property and equipment, are not required to be measured at fair value on a recurring basis. However, if certain events occur, such that a nonfinancial asset is required to be evaluated for impairment, resulting asset impairment would require that the nonfinancial instrument be recorded at the lower of cost or fair value.

        Our 2013 long-term incentive compensation liability is a nonfinancial liability that is required to be measured at fair value on a recurring basis in accordance with ASC 718, Compensation—Stock Compensation ("ASC 718"). At March 31, 2013, the fair value of the 2013 long-term incentive compensation liability is $1.6 million. The estimated fair value of the 2013 long-term incentive compensation liability is derived from using a Monte Carlo simulations-based discounted cash flow model (Level 3).

        The Company did not have any nonfinancial assets that were written down to fair value from impairments during the three months ended March 31, 2013 and March 31, 2012.

        The carrying amounts reported for cash and cash equivalents, restricted cash, notes and accounts receivable, income taxes receivable, accounts payable, other liabilities, and customer deposits approximate fair values.

13. Income Taxes

        We account for income taxes under ASC Topic 740, Income Taxes ("ASC 740"). ASC 740 requires an asset and liability approach for measuring deferred taxes based on temporary differences between the financial statement and tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for years in which taxes are expected to be paid or recovered.

        In accordance with ASC 740, we evaluate our net deferred tax assets, including the benefit from net operating losses and certain tax credit carry forwards, to determine if a valuation allowance is required. We are required to establish a valuation allowance for any portion of the deferred tax asset we conclude is "more likely than not" to be unrealizable. Our assessment considers, among other things

WCI Communities, Inc.

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2013

13. Income Taxes (Continued)

the nature, frequency and severity of our cumulative losses, forecasts of our future taxable income, the duration of statutory carry forward periods, our utilization experience with operating loss and tax credit carry forwards, and tax planning alternatives. Based on our assessment, we have recorded a full valuation allowance against all of our net deferred tax assets as of March 31, 2013. We utilized $0.6 million of this deferred tax asset valuation allowance to fully offset the income tax provision related to our income from continuing operations for the three months ended March 31, 2013. If we continue to generate taxable income in the future, subject to the limitations discussed below, we expect to be able to reduce our effective tax rate through a reduction in our valuation allowance.

        In conjunction with our Reorganization, we underwent an ownership change as of December 31, 2008, and again upon emergence from bankruptcy on September 3, 2009. Internal Revenue Code Section 382 ("Section 382") imposes an annual limitation on the use of operating losses and certain tax credit carry forwards existing at the effective date of the Reorganization. Section 382 also limits the recognition of built-in losses in existence as of the date of the ownership change to the extent the company is in an overall net unrealized built-in-loss position as of that date. Under Section 382, we were subject to approximately an $85,000 annual limitation as of December 31, 2008 and a $10.5 million annual limitation as of September 3, 2009 and we also are in a net unrealized built-in loss position as of both of these ownership change dates. As such, any built-in losses recognized in the five-year period following these ownership change dates are significantly limited.

14. Commitments and Contingencies

        Standby letters of credit and performance bonds, issued by third-party entities, are used to guarantee our performance under various contracts, principally in connection with the development of our projects and land purchase obligations. At March 31, 2013 and December 31, 2012, we had $4.5 million annual letters of credit outstanding. Performance bonds do not have stated expiration dates; rather, we are released from the bonds as the contractual performance is completed. These bonds, which approximated $10.5 million and $8.4 million at March 31, 2013 and December 31, 2012, respectively, are typically outstanding over a period of approximately one to five years. Our estimated exposure on the outstanding surety bonds is approximately $5.5 million based on development remaining to be completed.

        In accordance with various amenity and equity club documents, we operate the facilities until control of the amenities are transferred to the membership. In addition, we are required to fund the cost of constructing club facilities and acquiring related equipment and to support operating deficits prior to turnover. We do not currently believe these obligations will have any material adverse effect on our financial position or results of operations and cash flows.

        We may be responsible for funding certain condominium and homeowner association deficits in the ordinary course of business.

Legal Proceedings

        The Company and certain of its subsidiaries have been named as defendants in various claims, complaints, and other legal actions arising in the normal course of business, including two pending proceedings brought by condominium associations alleging construction defects and other matters. The

WCI Communities, Inc.

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2013

14. Commitments and Contingencies (Continued)

Company disputes the allegations made in these actions, for which any potential loss cannot be reasonably estimated, and intends to vigorously defend these actions. In the opinion of management, the outcome of these matters will not have a material adverse effect on our financial condition, results of operation, or cash flows. However, it is possible that future results of operations for any particular quarterly or annual period could be materially affected by changes in our estimates and assumptions related to these proceedings, or due to the ultimate resolution of the litigation.

15. Shareholders' Equity

        A summary of changes in shareholders' equity is presented below:

	Three Months Ended March 31, 2013
	(In thousands)
	Preferred Stock A		Preferred Stock B		Common Stock
								Retained Earnings (Accumulated Deficit)
							Additional Paid-in Capital		Treasury Stock	Non- controlling Interests
	Shares	Amount	Shares	Amount	Shares	Amount					Total
Balance at December 31, 2012	10	$—	—	$—	1,755	$18	$203,996	$(37,664)	$(196)	$2,451	$168,605
Stock-based compensation	—	—	—	—	—	—	20	—	—	—	20
Net income	—	—	—	—	—	—	—	586	—	271	857

Balance at March 31, 2013	10	$—	—	$—	1,755	$18	$204,016	$(37,078)	$(196)	$2,722	$169,482

	Three Months Ended March 31, 2012
	(In thousands)
	Preferred Stock A		Preferred Stock B		Common Stock
							Additional Paid-in Capital	(Accumulated Deficit)	Treasury Stock	Non- controlling Interests
	Shares	Amount	Shares	Amount	Shares	Amount					Total
Balance at December 31, 2011	10	$—	—	$—	967	$10	$154,552	$(88,487)	$(155)	$2,640	$68,560
Stock-based compensation	—	—	—	—	—	—	202	—	—	—	202
Net (loss) income	—	—	—	—	—	—	—	(6,660)	—	273	(6,387)

Balance at March 31, 2012	10	$—	—	$—	967	$10	$154,754	$(95,147)	$(155)	$2,913	$62,375

WCI Communities, Inc.

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2013

16. Stock-Based Compensation

        In January 2013, the Company adopted the 2013 Long-Term Incentive Plan ("LTIP") for key management personnel and the 2013 Director Long-Term Incentive Plan for nonemployee directors of the Company's Board of Directors (collectively, the "Plans") and granted 770 and 80 awards, respectively, under these plans to eligible participants. A total of 1,000 LTIP awards can be issued to key management personnel and 80 LTIP awards to nonemployee directors. The purpose of the Plans are to attract and retain key management personnel and nonemployee directors and to provide such persons with increased interest in the Company's success through the granting of LTIP awards. LTIP awards vest over a five-year period ending December 31, 2017 and each vested LTIP award entitles the holder to receive a cash payment amount based on the future appreciation of the Company's share price, contingent upon the earlier occurrence of either of the following events (the "Payment Event"): a change in control, as defined in the Plans, or December 31, 2017. The Plans terminate immediately following the Payment Event, unless terminated earlier.

        In accordance with the definition of fair value under ASC 718, the aggregate grant date fair value of the LTIP awards was estimated at $31.7 million using a Monte Carlo simulations-based option price model with inputs for the following: expected volatility, risk-free interest rate, expected life, dividend yield, and the weighted average per share value of the Company's common stock. The fair value of the LTIP awards is classified as a liability under ASC 718 due to its cash-settlement feature. For the three months ended March 31, 2013, we recognized $1.6 million of long-term incentive compensation expense associated with the LTIP awards using the straight-line method, with an offsetting accrual in other liabilities in the accompanying unaudited consolidated balance sheets.

17. Earnings (Loss) Per Share

        The table below presents a reconciliation between basic and dilutive weighted average shares outstanding for the three months ended March 31, 2013 and 2012 (amounts in thousands):

	Three Months Ended March 31,
	2013	2012
Basic weighted average shares outstanding	1,752	965
Effect of dilutive securities:
Nonvested shares awards	2	—

Diluted weighted average shares outstanding	1,754	965

        In June 2012, the Company completed an equity rights offering and issued 769,230 shares of its common stock to its existing shareholders, which shares are included above in our basic weighted average shares outstanding for the three months ended March 31, 2013.

        All outstanding nonvested shares were excluded from diluted weighted average shares outstanding for the three months ended March 31, 2012 because the effect of their inclusion would be antidilutive, or would decrease the reported loss per share from continuing operations and discontinued operations.

WCI Communities, Inc.

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2013

18. Segment Reporting

        As defined in ASC 280, Segment Reporting (ASC 280) our reportable segments are based on operating segments with similar economic characteristics and lines of business. Our reportable segments consist of the following:

  1.
  Homebuilding

  2.
  Real Estate Services

  3.
  Amenities

        For the three months ended March 31, 2013, 100% of the total revenues of our reportable segments are generated from our Florida operations.

        Evaluation of segment performance is based primarily on operating earnings. Operations of our Homebuilding segment primarily include the construction and sale of single- and multi-family homes. Operating earnings (loss) for the Homebuilding segment consists of revenues generated from the delivery of homes and land sales, less the cost of home construction, land and land development costs, and selling, general, and administrative expenses.

        Operations of our Real Estate Services segment include providing residential real estate brokerage and title services. Operating earnings (loss) of the Real Estate Services segment consists of revenues generated primarily from real estate brokerage and title services, less the cost of such services, including royalties associated with a franchise agreement we have with a third-party, and selling, general, and administrative expenses incurred by the segment.

        Operations of our Amenities segment primarily include the construction, ownership, and management of recreational amenities in residential communities we develop in several Florida markets. Amenities consist of golf courses and country clubs, marinas, and resort-style facilities. Operating (loss) of the Amenities segment consist of revenues from the sale of equity and nonequity memberships, the sale and lease of marina slips, billed membership dues, and golf and restaurant operations, less the cost of such services, and selling, general, and administrative expenses incurred by the segment.

        Operational results of each segment are not necessarily indicative of the results that would have occurred had the segment been an independent, stand-alone entity during the periods presented.

        Financial information relating to reportable segments was as follows:

	Three Months Ended March 31,
	2013	2012
	(In Thousands)
Revenues
Homebuilding	$30,491	$9,621
Real estate services	16,429	16,868
Amenities	6,814	6,595

Total revenues	$53,734	$33,084

WCI Communities, Inc.

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2013

18. Segment Reporting (Continued)

	Three Months Ended March 31,
	2013	2012
	(In Thousands)
Operating earnings (loss)
Homebuilding	$671	$(4,906)
Real estate services	397	391
Amenities	380	270
Other income	209	805
Interest expense	(885)	(2,860)

Income (loss) from continuing operations before income taxes	$772	$(6,300)

	March 31, 2013	December 31, 2012
	(In Thousands)
Assets
Homebuilding	$201,762	$186,786
Real estate services	15,566	15,056
Amenities	38,762	38,366
Corporate and unallocated	96,656	107,054

Total assets	$352,746	$347,262

19. Subsequent Events

        On April 18, 2013, the Company filed a confidential Registration Statement on Form S-1 with the Securities and Exchange Commission with respect to an initial public offering of shares of its common stock.

        In April 2013, the Company reached an agreement with the shareholders of the Series B preferred stock to purchase their one share outstanding for $0.7 million. In addition, the shareholders of the Series B preferred stock agreed to release certain claims that would consequently allow the Company to collect $1.0 million related to an insurance policy. The one share of Series B preferred stock was subsequently cancelled and retired.

                  Shares

WCI Communities, Inc.

Common Stock

PRELIMINARY PROSPECTUS

                        , 2013

Joint Book-Running Managers

Citigroup	Credit Suisse	J.P. Morgan

Lead Manager

Zelman Partners LLC

Co-Manager

FBR

        Until                        , 2013 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses, other than the underwriting discount, payable in connection with the sale of common stock being registered. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority filing fee and the New York Stock Exchange listing fee.

Securities and Exchange Commission registration fee	$20,460
Financial Industry Regulatory Authority filing fee	23,000
New York Stock Exchange listing fee	*
Legal fees and expenses	*
Accountants' fees and expenses	*
Printing expenses	*
Transfer agent and registrar fees and expenses	*
Blue Sky fees and expenses	*
Miscellaneous	*

Total	*

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

        We are incorporated under the laws of the state of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation and amended and restated bylaws provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

        Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

  •
  any transaction from which the director derived an improper personal benefit.

        These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

        As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

  •
  we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

  •
  we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

  •
  the rights provided in our amended and restated bylaws are not exclusive.

        Section 174 of the Delaware General Corporation Law provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

        As permitted by the Delaware General Corporation Law, we have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. Under the terms of our indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee's involvement was by reason of the fact that the indemnitee is or was a director, or officer, of the Company or any of its subsidiaries or was serving at the Company's request in an official capacity for another entity. We must indemnify our officers and directors against (1) attorneys' fees and (2) all other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

        In addition, we have purchased a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the "Securities Act").

        The form of Underwriting Agreement, to be attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers who sign this Registration Statement and directors for specified liabilities, including matters arising under the Securities Act.

Item 15.    Recent Sales of Unregistered Securities.

        Since January 1, 2010, we have sold the following securities that were not registered under the Securities Act.

  1.
  In May 2012, we issued an aggregate of 769,230 shares of our Series E Common Stock, to certain of our existing stockholders or their affiliates at a price per share of $65.00 for aggregate gross consideration of $50.0 million.

  2.
  From January 1, 2010 through March 31, 2013, under the 2010 Equity Plan, we granted to the members of our management team, other officers and employees and our directors 33,568 shares of restricted stock and to Keith E. Bass, our chief executive officer, an option to purchase 7,500 shares of common stock with a per share exercise price of $65.00, which option was fully exercised on December 5, 2012.

        We claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraphs (1) and (3) by virtue of Section 4(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

        We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraph (2) above under Section 4(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

Item 16.    Exhibits and Financial Statement Schedules.

        (a)    Exhibits.    See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

        (b)    Financial Statement Schedules.    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Bonita Springs, State of Florida, on the 24th day of May, 2013.

WCI COMMUNITIES, INC.
By:	/s/ KEITH E. BASS
Name:	Keith E. Bass
Title:	President and Chief Executive Officer

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Keith E. Bass and Russell Devendorf his or her true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that each said attorney-in-fact and agent or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ KEITH E. BASS Keith E. Bass	President, Chief Executive Officer and Director (Principal Executive Officer)	May 24, 2013
/s/ RUSSELL DEVENDORF Russell Devendorf	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 24, 2013
/s/ STEPHEN D. PLAVIN Stephen D. Plavin	Director and Chairman of the Board of Directors	May 24, 2013
/s/ PATRICK J. BARTELS, JR. Patrick J. Bartels, Jr.	Director	May 24, 2013
/s/ MICHELLE MACKAY Michelle MacKay	Director	May 24, 2013
/s/ CHRISTOPHER E. WILSON Christopher E. Wilson	Director	May 24, 2013

INDEX TO EXHIBITS

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement
2.1
Debtors' Second Amended Joint Plan of Reorganization filed pursuant to Chapter 11 of the United States Bankruptcy Code filed on July 16, 2009 with the United States Bankruptcy Court for the District of Delaware in Case No. 08-11643 (Jointly Administered)
3.1		Third Amended and Restated Certificate of Incorporation, currently in effect
3.2	*	Form of Fourth Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the consummation of this offering
3.3		Bylaws, currently in effect
3.4	*	Form of Amended and Restated Bylaws, to be in effect immediately prior to the consummation of this offering
4.1	*	Form of Common Stock Certificate
4.2	*	Form of Registration Rights Agreement
4.3	*	Form of Stockholders Agreement
5.1	*	Opinion of Latham & Watkins LLP
10.1	*	Form of Indemnity Agreement for directors and officers
10.2		Note Purchase Agreement, dated June 8, 2012, by and among WCI Communities, Inc., the Guarantors party thereto, the noteholders party thereto and Wilmington Trust, National Association, as amended
10.2	(a)
Amendment and Waiver Letter to Note Purchase Agreement, dated November 20, 2012, among WCI Communities, Inc., the Guarantors party thereto, Wilmington Trust, National Association, and the Noteholders named therein
10.2	(b)
Amendment and Waiver Letter to Note Purchase Agreement, dated April 25, 2013, among WCI Communities, Inc., the Guarantors party thereto, Wilmington Trust, National Association, and the Noteholders named therein
10.3		Loan Agreement, dated February 28, 2013, by and between Stonegate Bank, WCI Communities, Inc. and WCI Communities, LLC
10.4		Letter of Credit Agreement, dated January 19, 2009, by and between WCI Communities, LLC and Bank of America, N.A., as amended
10.4	(a)	First Amendment to Letter of Credit Agreement, dated November 21, 2011, by and between WCI Communities, LLC and Bank of America, N.A.
10.4	(b)	Second Amendment to Letter of Credit Agreement, dated July 1, 2012, by and between WCI Communities, LLC and Bank of America, N.A.
10.4	(c)	Third Amendment to Letter of Credit Agreement, dated November 30, 2012, by and between WCI Communities, LLC and Bank of America, N.A.
10.5		Lease Agreement, dated November 19, 2010, by and between Walden Center LP and WCI Communities, LLC, as amended
10.5	(a)	Amendment to Lease Agreement, dated June 11, 2012, by and between Walden Center LP and WCI Communities, LLC.

Exhibit Number		Description
10.5	(b)	Second Amendment to Lease Agreement, dated April 11, 2013, by and between Walden Center LP and WCI Communities, LLC.
10.5	(c)	Third Amendment to Lease Agreement, dated April 11, 2013, by and between Walden Center LP and WCI Communities, LLC.
10.6	#	WCI Communities, Inc. Long Term Equity Incentive Plan, as amended
10.6	(a)#	Amendment to WCI Communities, Inc. Long Term Equity Incentive Plan dated May 14, 2012
10.6	(b)#	Second Amendment to WCI Communities, Inc. Long Term Equity Incentive Plan, dated July 26, 2012
10.7	#	Form of Employee Restricted Stock Agreement under the WCI Communities, Inc. Long Term Equity Incentive Plan
10.8	#	Form of Director Restricted Stock Agreement under the WCI Communities, Inc. Long Term Equity Incentive Plan
10.9	#	Employee Non-Qualified Stock Option Agreement under the WCI Communities, Inc. Long Term Equity Incentive Plan by and between WCI Communities, Inc. and Keith E. Bass dated November 30, 2012
10.10	#	WCI Communities, Inc. 2013 Long Term Incentive Plan (Employees)
10.11	#	Form of LTIP Award Agreement under the WCI Communities, Inc. 2013 Long Term Incentive Plan
10.12	#	WCI Communities, Inc. 2013 Director Long Term Incentive Plan
10.13	#	Form of LTIP Award Agreement under the WCI Communities, Inc. 2013 Director Long Term Incentive Plan
10.14	#*	WCI Communities, Inc. 2013 Incentive Award Plan
10.15	#*	WCI Communities, Inc. Senior Executive Incentive Bonus Plan
10.16	#	Employment Agreement, dated November 29, 2012, by and between WCI Communities Management, LLC, WCI Communities, Inc., WCI Communities, LLC and Keith E. Bass
10.17	#	Amended and Restated Employment Agreement, dated August 29, 2012, by and between WCI Communities Management, LLC, WCI Communities, Inc., WCI Communities, LLC and Russell Devendorf
10.18	#	Amended and Restated Employment Agreement, dated April 15, 2013, by and between Watermark Realty, Inc., WCI Communities, Inc., WCI Communities, LLC and Reinaldo L. Mesa
10.19	#	Employment Agreement, dated August 22, 2012, by and between WCI Communities Management, LLC, WCI Communities, Inc., WCI Communities, LLC and Paul J. Erhardt
10.20	#	Second Amended and Restated Employment Agreement, dated August 16, 2012, by and between WCI Communities Management, LLC, WCI Communities, Inc., WCI Communities, LLC and Vivien Hastings
10.21	#	Separation Agreement, dated November 30, 2012, by and between WCI Communities Management, LLC and David L. Fry
10.22	#	WCI Communities, Inc. 2012 Management Incentive Compensation Plan

Exhibit Number		Description
10.23	#	WCI Communities, Inc. 2013 Management Incentive Compensation Plan
21.1	*	List of Subsidiaries of WCI Communities, Inc.
23.1		Consent of independent registered public accounting firm (Ernst & Young LLP)
23.2		Consent of independent registered public accounting firm (McGladrey LLP)
23.3		Consent of John Burns Real Estate Consulting, LLC
23.4	*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24.1		Power of Attorney. Reference is made to the signature page to the Registration Statement

*
To be filed by amendment.

#
Indicates management contract or compensatory plan.